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INDEX TO FINANCIAL STATEMENTS

As confidentially submitted to the Securities and Exchange Commission on September 26, 2017.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Confidential Draft Submission No.2

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CBTX, INC.
(Exact Name of Registrant as Specified in Its Charter)

Texas (State or Other Jurisdiction of Incorporation or Organization)	6021 (Primary Standard Industrial Classification No.)	20-8339782 (I.R.S. Employer Identification No.)

9 Greenway Plaza, Suite 110
Houston, Texas 77046
(713) 210-7600
(Address, Including Zip Code, of Registrant's Principal Executive Offices)

Robert R. Franklin, Jr.
Chairman, President and Chief Executive Officer
9 Greenway Plaza, Suite 110
Houston, Texas 77046
(713) 210-7600
(Name, Address and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Justin M. Long, Esq. Michael G. Keeley, Esq. Norton Rose Fulbright US LLP 98 San Jacinto Blvd., Suite 1100 Austin, TX 78701 (512) 474-5201 (512) 536-4598 (facsimile)	Frank M. Conner III, Esq. Michael P. Reed, Esq. Christopher J. DeCresce, Esq. Covington & Burling LLP One CityCenter 850 Tenth Street, NW Washington, DC 20001 (202) 662-6000 (202) 662-6291 (facsimile)

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

           If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

           If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐ Emerging growth company ☒

           If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.    ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.01 par value per share	$	$

(1)
Includes the aggregate offering price of additional shares of common stock that the underwriters have the option to purchase from the Registrant in this offering.

(2)
Estimated solely for purposes of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended. This amount represents the proposed maximum aggregate offering price of the securities registered hereunder to be sold by the Registrant.

           The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file an amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                            , 2017

PRELIMINARY PROSPECTUS

            Shares

CBTX, Inc.

Common Stock

        This prospectus relates to the initial public offering of CBTX, Inc.'s common stock. We are the bank holding company for CommunityBank of Texas, N.A., with operations in Houston and Beaumont, Texas. We are offering            shares of our common stock.

        Prior to this offering there has been no established public market for our common stock. We currently estimate that the public offering price of our common stock will be between $            and $            per share. We have applied to list our common stock on the Nasdaq Global Select Market under the symbol "CBTX."

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 17.

        We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, and are subject to reduced public company reporting requirements. See "Implications of Being an Emerging Growth Company."

	Per share	Total

Initial public offering price	$	$

Underwriting discounts(1)	$	$

Proceeds, before expenses, to us	$	$

(1)
See "Underwriting" for additional information regarding underwriting discounts and certain expenses payable to the underwriters by us.

        We have granted the underwriters an option for a period of    days following the date of this prospectus to purchase up to an additional          shares of our common stock on the same terms set forth above.

        Neither the Securities and Exchange Commission, nor any other state securities commission nor any other regulatory authority has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

        Our common stock is not a deposit or savings account. Our common stock is not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality.

        The underwriters expect to deliver the shares of our common stock to purchasers on or about                        , 2017, subject to customary closing conditions.

Stephens Inc.	Keefe, Bruyette & Woods
A Stifel Company
Sandler O'Neill + Partners, L.P.

The date of this prospectus is                            , 2017

BUSINESS BANKING \ BETTER BANKING

Fort Worth
Dallas
Austin
San Antonio
Houston
Beaumont
Southeast Texas
Woodville
Jasper
Newton
Kirbyville
Silsbee
Buna
Lumberton
Deweyville
Beaumont
Vidor
Orange
Nederland
Port Arthur
The Woodlands
Tomball
Champions
Humble
Crosby-Main
Crosby-II
Hwy 290
Houston
Memorial City
Memorial City Convenience Center
Washington
Westchase
Greenway Plaza
North Shore
Baytown
Pasadena
Sugar Land
Wharton
Boling
Gulf of Mexico

CommunityBank OF TEXAS

With 34 Bank locations across 23 communities throughout Houston and Southeast Texas, CommunityBank of Texas provides unparalleled responsiveness, highly personal service and local decision-making.

CommunityBankofTX.com

Member FDIC Equal Housing Lender NMLS #423137

i

ABOUT THIS PROSPECTUS

        You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on our behalf that we have referred you to. We and the underwriters have not authorized anyone to provide you with additional or different information. If anyone provides you with additional, different or inconsistent information, you should not rely on it. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer of these securities in any state, country or other jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any free writing prospectus is accurate as of any date other than the date of the applicable document regardless of its time of delivery or the time of any sales of our common stock. Our business, financial condition, results of operations and cash flows may have changed since the date of the applicable document.

        In this prospectus, unless otherwise indicated or the context otherwise requires, all references in this prospectus to "we," "our," "us," "ourselves," and "the Company" refer to CBTX, Inc., a Texas corporation, and its consolidated subsidiaries. All references in this prospectus to "CommunityBank of Texas" or "the Bank" refer to CommunityBank of Texas, N.A., our wholly-owned bank subsidiary. Additionally, references in this prospectus to "Houston" refer to the Houston-The Woodlands-Sugar Land Metropolitan Statistical Area, or MSA, and surrounding counties. References in this prospectus to "Beaumont" refer to the Beaumont-Port Arthur MSA and surrounding counties.

        This prospectus describes the specific details regarding this offering and the terms and conditions of our common stock being offered hereby and the risks of investing in our common stock. For additional information, please see the section entitled "Where You Can Find More Information."

        You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisors for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our common stock.

        Unless otherwise stated, all information in this prospectus gives effect to a 2-for-1 stock split, whereby each shareholder of our common stock will receive one additional share of common stock for each share owned as of the record date of September 30, 2017, in the form of a stock dividend that will be distributed on October 13, 2017. The effect of the stock dividend on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.

        Unless otherwise stated, all information in this prospectus assumes that the underwriters have not exercised their option to purchase additional shares of common stock.

MARKET AND INDUSTRY DATA

        This prospectus includes industry and trade association data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from independent trade associations, industry publications and surveys, government agencies and other independent information publicly available to us. Statements as to our market position are based on market data currently available to us. Industry publications and surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. Although we believe these sources are reliable, we have not independently verified the information. Some data is also based on our good faith estimates, which are derived from management's knowledge of the industry and independent sources. We believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors" in this prospectus. Trademarks used in this prospectus are the property of their respective owners, although for presentational convenience we may not use the ® or the ™ symbols to identify such trademarks.

ii

 IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

        We are an "emerging growth company" as defined in the Jumpstart our Business Startups Act of 2012, or the JOBS Act. For as long as we are an emerging growth company, unlike other public companies that are not emerging growth companies under the JOBS Act, we are not required to:

  •
  provide an auditor's attestation report on management's assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

  •
  provide more than two years of audited financial statements and related management's discussion and analysis of financial condition and results of operations;

  •
  comply with any new requirements adopted by the Public Accounting Oversight Board, or the PCAOB, requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the issuer;

  •
  provide certain disclosure regarding executive compensation required of larger public companies or hold shareholder advisory votes on executive compensation as required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act; or

  •
  obtain shareholder approval of any golden parachute payments not previously approved.

        We will cease to be an "emerging growth company" upon the earliest of:

  •
  the last day of the fiscal year in which we have $1.07 billion or more in total annual gross revenues;

  •
  the date on which we become a "large accelerated filer" (the fiscal year end on which the total market value of our common equity securities held by non-affiliates is $700 million or more as of June 30);

  •
  the date on which we issue more than $1.00 billion of non-convertible debt over a three-year period; or

  •
  the last day of the fiscal year following the fifth anniversary of our initial public offering.

        We have elected to adopt the reduced disclosure requirements above for purposes of the registration statement of which this prospectus is a part. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the Securities and Exchange Commission, or the SEC, and proxy statements that we use to solicit proxies from our shareholders.

        In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, or the Securities Act, for complying with new or revised accounting standards, but we have irrevocably opted out of the extended transition period, and as a result, we will adopt new or revised accounting standards on the relevant dates in which adoption of such standards is required for other public companies.

iii

 PROSPECTUS SUMMARY

        This summary highlights selected information contained elsewhere in this prospectus and may not contain all of the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including the sections entitled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," together with our consolidated financial statements and the related notes that are included herein, before making an investment decision. Additionally, references in this prospectus to "Houston" refer to the Houston-The Woodlands-Sugar Land Metropolitan Statistical Area, or MSA, and surrounding counties. References in this prospectus to "Beaumont" refer to the Beaumont-Port Arthur MSA and surrounding counties. Unless otherwise stated, all information in this prospectus gives effect to a 2-for-1 stock split, whereby each shareholder of our common stock will receive one additional share of common stock for each shared owned as of the record date of September 30, 2017, in the form of a stock dividend that will be distributed on October 13, 2017. The effect of the stock dividend on outstanding shares and per share figures has been retroactively applied to all periods presented in this prospectus.

Our Company

        We are a bank holding company that operates through our wholly-owned subsidiary, CommunityBank of Texas, in Houston and Beaumont, Texas. We focus on providing commercial banking solutions to local small and mid-sized businesses and professionals in our markets. Our market expertise, coupled with a deep understanding of our customers' needs, allows us to deliver tailored financial products and services. As of June 30, 2017, we had total assets of $2.9 billion, total loans of $2.2 billion, total deposits of $2.5 billion and total shareholders' equity of $372.0 million.

        Our vision and focus is to continue to build a premier business bank that combines the sophisticated banking products of a large financial institution with the personalized service of a community bank. Our management team and board of directors, led by our Chairman, President and Chief Executive Officer, Robert R. Franklin, Jr., have extensive commercial banking experience as well as long-term relationships and deep ties in the markets we serve. We believe that our future growth and profitability will be predicated on the successful execution of our relationship-driven business model and our ongoing commitment to understanding and meeting the needs of our customers. In addition, we expect that recent investments in our infrastructure and the hiring of additional experienced banking professionals will facilitate growth and increased profitability. While we are primarily focused on organic growth, we plan to pursue strategic acquisitions as an additional means of increasing scale, profitability and shareholder value.

Our History and Growth

        We are a Texas corporation that was incorporated on January 26, 2007. We were originally founded by a group of Beaumont business and community leaders, including Pat Parsons as our Chief Executive Officer. We began operations in 2007 with the acquisition of CountyBank, N.A., an institution with $130 million in assets with operations in Beaumont and surrounding counties. Mr. Parsons and our other founders envisioned a community bank in Beaumont committed to creating long-term relationships with small and mid-sized businesses and professionals. Our management and board had a long-term strategic vision to expand the Bank's presence west into Houston through strategic acquisitions, hiring experienced banking professionals, and focused de novo branching.

        Today, our company reflects the successful execution of our vision, as we have built and expanded into the attractive Houston market and have added experience and depth to our leadership team. Our merger and acquisition and expansion history includes the following:

Franchise Expansion and Market Extension

        The following illustrations reflect the transformation of our loan portfolio from year-end 2009 through June 30, 2017 and highlight our successful expansion into the Houston market.

        We have utilized our strategic mergers to add valuable members to our team, including to our executive management team. Our current Chairman, President and Chief Executive Officer, Robert R. Franklin, Jr., Chief Financial Officer, Robert "Ted" Pigott, Jr., Chief Credit Officer, Joe F. West and Chief Risk Officer, James L. Sturgeon, joined us through our merger of equals with VB Texas, Inc. In addition, we believe we have been successful in our mergers in retaining key personnel throughout our organization, including in key areas such as lending, human resources and compliance.

        In addition to mergers and acquisitions, we have strategically added to our branch footprint by opening de novo locations around teams of seasoned lenders with a realistic plan to achieve branch profitability in a short period of time. We intend to continue to seek out experienced lenders and lending teams around whom we will build necessary infrastructure, including de novo branches if appropriate, to facilitate such lenders' success and integration into our franchise.

        We are focused on controlled, profitable growth. Our track record demonstrates this ability, as illustrated in the following chart. Since December 31, 2009, our total assets increased from approximately $1.3 billion to approximately $2.9 billion as of June 30, 2017, and our return on average assets improved from 0.16% for the year ended December 31, 2009 to 1.08% for the six months ended June 30, 2017. We believe that there are significant ongoing growth opportunities for us in our markets.

Assets and Earnings Growth
(Dollars in millions)

Our Competitive Strengths

        We believe our competitive strengths include the following:

        Deep and Experienced Management Team.    Our Chairman, President and Chief Executive Officer, Robert R. Franklin, Jr., our Vice Chairman Pat Parsons, and our Chief Financial Officer, Robert "Ted" Pigott, Jr., have more than 115 years of combined experience acquiring, growing, operating and selling banks within our markets. Certain biographical information for our selected senior executives is as follows:

        Robert R. Franklin, Jr., Chairman, President and Chief Executive Officer.    Mr. Franklin began his 36-year Houston banking career working for a small community bank in Houston upon graduation from the University of Texas. He then moved to a large, regional bank before gravitating back to his primary interest of community banking. He became President of American Bank in 1988 where he served until the bank was sold to Whitney Holding Corp. in early 2001. Mr. Franklin and his team then joined Horizon Capital Bank where Mr. Franklin raised sufficient capital to match the bank's existing capital and took the position of President. He served as President until the bank was sold to Cullen/Frost Bankers, Inc. in 2005. Mr. Franklin then started VB Texas, Inc. in November of 2006 as Chairman, President and Chief Executive Officer, serving until a "merger of equals" between VB Texas, Inc. and CBTX, Inc. in 2013, where he currently serves as Chairman, President and Chief Executive Officer.

        Pat Parsons, Vice Chairman of the Board.    Mr. Parsons has 44 years of banking experience and served as the founding Chairman and Chief Executive Officer of CommunityBank of Texas, and the President and Chief Executive Officer of CBTX, Inc. for 7 years. He began his banking career in 1973 with First City National Bank of Houston as a Management Trainee and has served in various capacities at numerous commercial banks within our market areas, including Community Bank & Trust, SSB, as President and Chief Operating Officer. From 1992 to 2004, Mr. Parsons oversaw Community Bank & Trust, SSB's expansion, through organic growth and five acquisitions, to over $1.1 billion in assets and a network spanning 15 Southeast Texas communities. In 2004, Community Bank & Trust, SSB was acquired by Texas Regional Bancshares, Inc.

        Robert "Ted" Pigott, Jr., Chief Financial Officer.    Mr. Pigott has over 35 years of commercial banking experience, having served as Chief Financial Officer for both privately held and publicly-traded Texas banking institutions in the Houston, Dallas/Fort Worth, Austin and McAllen markets, including Texas Regional Bancshares, Inc. Mr. Pigott joined VB Texas, Inc. as Chief Financial Officer in 2010 and became our Chief Financial Officer in 2013 following the merger of CBTX, Inc. and VB Texas, Inc. He also spent six years in public accounting with Arthur Andersen & Co., a national accounting firm.

        The Bank is managed by an executive committee consisting of ten highly qualified and experienced bankers with an average of 38 years of banking experience. The members of the executive committee oversee various aspects of our organization including lending, credit administration, treasury services, finance, operations, information technology, regulatory compliance and risk management. Additionally, we have four regional CEOs with an average of 27 years of banking experience who oversee loan and deposit production and performance in their respective markets. Our team has a demonstrated track record of achieving profitable growth, maintaining a strong credit culture, implementing a relationship-driven approach to banking and successfully executing acquisitions.

        We believe our continued growth and success will benefit from a commitment to developing our next generation of bankers. Our commitment to talent development includes a mentorship program, which provides our junior bankers with an opportunity to take a hands-on approach to interacting with our customers and learning directly from our successful senior banking team members. We also provide formal in-house training for our junior bankers, which enhances their professional experience, and provides for greater organic growth opportunities and employee retention. We believe that our commitment to the development of talent leads to long-term continuity and the recruitment and retention of high quality bankers in our markets. These aspects lay the foundation for the long-term growth potential of the Bank.

        Strength of Our Operating Markets.    As further described in "Our Market Areas" below, we believe that our two primary markets provide us with an advantage over other community banks in Texas in terms of growing our loans and deposits, as well as increasing profitability and building shareholder value. Houston is the fastest growing major MSA in the country measured by population growth. With an estimated population of approximately 7.0 million people living in a diverse economy with a robust job market, we believe it is one of the most dynamic banking markets in the country. Our management, team of lenders, and well positioned branch network, should afford us the ability to capitalize on the projected growth in the Houston MSA.

        Our team's history of operating successful banking institutions in the Beaumont market spans decades, and we have a strong reputation for delivering superior service in the market. Our deep ties to the community have led to a dominant market share, and we are ranked number one in deposits in the Beaumont MSA, with over 20% market share as of June 30, 2016. Our branches in the Beaumont market provide a stable, low-cost core funding base of $1.0 billion in deposits.

        True Relationship-Based Community Banking.    We believe that banking is a profession, and we expect our bankers to be more than just salesmen. With an active knowledge of our markets and skilled analytical capabilities, our bankers serve as financial partners to our customers, helping them to grow their businesses. We strive to provide complete and comprehensive loan and deposit options to our customers, and we believe that the most effective way to win business is to develop relationships with our customers by spending time with them at their places of business. Our bankers make these customer visits a priority, and we take a team-based approach by including treasury services professionals and senior management on many customer meetings. Our bankers strive to gain a comprehensive understanding of how our customers' businesses operate, which helps us craft financial solutions to fulfill their needs. We are active and diligent in this effort of organically sourcing business, as we believe this allows us to be more selective in our approach to lending. As a testament to our relationship approach to banking, as of June 30, 2017, approximately 83% of our loan customers also have deposit relationships with us.

        Growing Core Deposit Franchise.    Noninterest-bearing deposits represented 40.96% of our total deposits as of June 30, 2017, and our cost of deposits was 0.30% for the first six months of 2017. Developing low-cost deposit relationships with our business customers is a key component of our growth strategy. Our strong deposit base serves as a major driver of our operating results, as we utilize our core deposits primarily to fund our loan growth. We believe that our relationship-based approach to banking, combined with our ability to offer a full suite of sophisticated treasury services, enhances our ability to source low-cost, core deposits to fund organic growth.

        Maintain Strong Asset Quality.    Preserving sound credit underwriting standards as we grow our loan portfolio will continue to be integral to our strategy. We place a considerable emphasis on effective risk management as an essential component of our organizational culture. We use our risk management infrastructure to monitor existing operations, support decision-making and improve the success rate of new initiatives. To maintain strong asset quality, we employ centralized and thorough loan underwriting, a diversified loan portfolio and highly experienced credit officers and credit analysts, including two Regional Credit Officers, one for each of our primary markets. We believe the long-term success of our business hinges on maintaining sound credit quality. Our nonperforming assets to total assets ratio was 0.52% as of December 31, 2015, 0.27% as of December 31, 2016 and 0.33% as of June 30, 2017.

        Proven Ability to Acquire and Integrate Banks.    We have completed five whole-bank acquisitions and, as a result, we believe we have developed an experienced and disciplined acquisition and integration approach capable of identifying candidates, conducting thorough due diligence, determining financial attractiveness and integrating the acquired institution. We believe that we have built a corporate infrastructure capable of supporting additional continued growth both organically and through strategic acquisitions. Our acquisition experience and our reputation as a successful acquirer should position us well to capitalize on additional opportunities in the future.

Our Banking Strategy

        Our executive management team and board of directors have focused on building a premier banking franchise that is capable of yielding sustainable growth and long-term profitability that enhances value for our shareholders, which we intend to accomplish through:

        Strong Credit Culture.    Our approach to credit begins with a thorough understanding of our customers' businesses. When underwriting a potential lending opportunity, we analyze our customer's balance sheet with a focus on liquidity, and the income statement with emphasis on cash flow and the cash cycle of the business. Additionally, we receive personal guarantees from the principal or principals on the majority of our commercial credits. All credit relationships greater than $1.0 million must be approved by our internal loan committee, and all credit relationships greater than $2.5 million must be approved by the Bank's active Directors Loan Committee, which meets twice per week.

        Our credit officers are involved in the underwriting structuring and pricing process at inception of the lending opportunity and remain involved through approval. We manage risk in the portfolio with prudent underwriting and proactive credit administration, utilizing a Regional Credit Officer and credit analysts located in each of our two primary markets. Furthermore, we believe our individual lending authority is low relative to our peers. This combined with the Bank's active Directors Loan Committee allows us to maintain centralized underwriting, which we believe gives us consistency across our loan portfolio and allows us to be responsive to our customers' timing needs.

        Diversified Loan Portfolio.    Our focus on lending to small to medium-sized businesses and professionals in our market areas results in a diverse loan portfolio comprised primarily of core relationships, where our bankers support clients through tailored financial solutions. Additionally, we carefully monitor exposure to certain asset classes to minimize the impact of a downturn in the value of such assets. Finally, we are currently expanding our commercial and industrial, medical and SBA lending products as we see an attractive opportunity and believe this will further diversify our loan portfolio across lending verticals.

        Comprehensive Suite of Financial Solutions.    We provide a comprehensive suite of financial solutions that competes with large, national competitors, but with the personalized attention and nimbleness of a relationship-focused community bank. We offer a full range of banking products, including commercial and industrial loans, including equipment loans and working capital lines of credit, commercial real estate loans, including owner-occupied and investor real estate loans, construction and development loans, SBA loans, treasury services and commercial deposits. Other banking products we offer include traditional retail deposits, mortgage origination and online banking. We have recently expanded our treasury services platform by hiring additional personnel in order to more effectively provide treasury services solutions to our customers. We believe our clients prefer to obtain their banking services from local institutions able to provide the sophistication of larger banks, but with a local and agile decision-making process, personal connections, and an interest in investing in the local economy and community. This also allows us to gather core, low-cost deposit relationships, high credit quality loans and fee income generated by value-added services.

        Organic Growth.    We aim to continuously enhance our customer base, increase loans and deposits and expand our overall market share, and believe that Houston specifically has significant organic growth opportunities. Through the successful implementation of our relationship-driven, community banking strategy, a significant portion of our organic growth has been through referral business from our current customers and professionals in our markets including attorneys, accountants and other professional service providers. We plan to continue our organic growth by leveraging the extensive experience of our board of directors, executive management team and senior bankers, all of which give us market insight and familiarity with our customers. By understanding our customers' businesses, appropriately structuring our loans, and applying a solution-minded approach and attitude to our customers' needs, we believe that we will continue to attract customers who value our approach of being their financial partners. Our team of seasoned bankers has been, and will continue to be, an important driver of our organic growth by further developing banking relationships with current and potential customers.

        We have a track record of hiring experienced bankers to enhance our organic growth, and sourcing and hiring talent will continue to be a core focus for us. We believe that this initial public offering will enhance our ability to attract and retain this talent. We have identified areas of opportunity within certain lending verticals and plan to hire additional bankers to focus on these efforts. While we currently offer commercial and industrial, medical and SBA lending products, we have recently added additional bankers focused on these products in order to expand in these verticals.

        Strategic Acquisitions.    We intend to continue to supplement our organic growth through strategic acquisitions, and we believe obtaining a publicly traded common stock will improve our ability to compete for these opportunities. Many small to medium-sized banking organizations face significant scale and operational challenges, regulatory pressure, management succession issues and shareholder liquidity needs. Although we have no current plans, arrangements or understandings to make any material acquisitions, we expect our markets will afford us opportunities to identify and execute acquisitions designed to strengthen our franchise and increase shareholder value. In addition to meeting our financial thresholds, we place critical importance on the target contributing meaningful strategic enhancements, including talented bankers that will be additive to our franchise, a sound credit culture and a complementary branch footprint.

        Increase Operational Efficiency.    We are focused on improving our operational efficiency and expect these efforts to drive future profitability and increase shareholder value. We have upgraded our operating capabilities and created a platform for continued efficiencies in the areas of risk management, technology, data processing, regulatory compliance and human resources that is capable of handling our continued growth, which we believe will help us to achieve increased scale without incurring significant incremental noninterest expense. In addition, we have streamlined our branch footprint by closing three smaller branches and utilizing our central Houston location. This centralized corporate lending structure combined with our robust treasury services, which has led to approximately 83% of our loan customers having deposit relationships with us as of June 30, 2017, provides us with a more efficient path to profitable growth. Our efficiency ratio has improved from 67.8% for the year ended December 31, 2012, to 62.7% for the year ended December 31, 2016, and was 62.8% for the six months ended June 30, 2017.

        Our net income increased from $11.4 million in 2012 to $27.2 million in 2016, for a compound annual growth rate, or CAGR, of 24.2%, and our return on average assets improved from 0.74% in 2012 to 0.94% in 2016. For the six months ended June 30, 2017, our net income was $15.6 million compared to $12.9 million for the six months ended June 30, 2016, and our return on average assets improved to 1.08% from 0.92% over the same time periods, respectively.

        In addition to continued improvements in our operational efficiencies, we expect our profitability to increase in a rising interest rate environment due to our asset-sensitive balance sheet. Our focus on commercial and industrial lending and the quality of our deposit franchise has resulted in an asset-sensitive balance sheet. As of June 30, 2017, 58.3% of our loans had a variable interest rate, and we believe we are well positioned to experience net interest margin expansion in a rising rate environment.

Our Market Areas

        We classify our branch footprint in two primary market areas, Houston and Beaumont. We have 18 branches located in Houston, and our Beaumont presence, concentrated in Southeast Texas, includes 16 branches.

Houston Metropolitan Area

        The Houston MSA is comprised of nine counties spanning over nine thousand square miles. The Houston MSA has the fifth largest population nationwide based on estimated 2018 population statistics provided by Nielsen. Houston is poised for continued robust growth, and ranks first for projected five-year population growth through 2023 among the 25 largest MSAs in the United States, according to Nielsen. According to the Greater Houston Partnership, Houston's 2015 gross domestic product, or GDP, of $503 billion ranks it as the fourth largest economy in the United States and would rank as the 26th largest economy for a country in the world.

		Population (millions)
Top 5 Growth Growth Rank	Top 5 Large MSAs by Population Growth	2018 Estimated	2023 Projected	Population % Δ
1	Houston-The Woodlands-Sugar Land, TX	7.0	7.6	8.3%
2	Orlando-Kissimmee-Sanford, FL	2.5	2.7	8.2%
3	San Antonio-New Braunfels, TX	2.5	2.7	8.1%
4	Dallas-Fort Worth-Arlington, TX	7.4	8.0	7.7%
5	Denver-Aurora-Lakewood, CO	2.9	3.2	7.7%
	Texas	28.5	30.6	7.1%
	Nationwide	326.5	337.9	3.5%

        We believe that our 18 branches are strategically located throughout Houston, which will help drive loan growth and improve deposit market share as we execute our strategy.

        Attractive Business Climate.    The favorable business environment in Texas includes a large and growing workforce, low business tax, no personal income tax and a reasonable cost of housing, which has resulted in business relocation to the state, and to Houston, in particular. Houston is the home of 20 Fortune 500 companies.

        Sizable Workforce and Diverse Job Market.    According to the Greater Houston Partnership, there are approximately three million jobs in Houston, which is greater than 35 states combined. While energy companies contribute significantly to Houston's gross domestic product, the economy in Houston has become more diverse over the last three decades and several industries contribute to the economy's growth and diversification. Major industries for employment include: energy, healthcare, transportation, manufacturing, education and finance. The Texas Medical Center is the world's largest medical complex, with industry leading specialties in research and treatment for cancer and cardiovascular disease. Growth of the medical center remains robust and there are currently approximately $3 billion in medical construction projects underway.

        Strategic Location.    Houston's location in the South Central U.S. along the Gulf of Mexico provides businesses and individuals with unmatched access to all modes of transportation and a centralized location with efficient access to other areas of the country. In 2015, the Port of Houston ranked first in both export and import tonnage among all U.S. ports, and second in total tonnage, according to the Greater Houston Partnership. Houston also boasts two international airports which offered non-stop flights to 124 domestic destinations and 74 international destinations in 2016. In 2015, the Houston Airport System processed over 441 metric tons of air freight and served over 55 million travelers, according to the Greater Houston Partnership.

Beaumont Market Area

        Our deep ties to the Beaumont area and long history of providing tailored financial products and services have led us to become the market share leader in the Beaumont MSA in terms of deposits, with over 20% market share as of June 30, 2016. Our branches in this market, which is located adjacent to Houston, approximately 85 miles east of downtown Houston, provide a stable, low-cost core funding base of $1.0 billion in deposits. Our Beaumont footprint includes 12 branches located in Beaumont and four located in its surrounding areas.

        The cities of Beaumont, Port Arthur and Orange are all located in the Beaumont MSA and form what is known as the "Golden Triangle," a major industrial and petrochemical complex located on the Gulf of Mexico, according to Forbes. Other leading industries in the market include transportation, defense and education. Petrochemical production and processing has grown significantly along the Gulf of Mexico in recent years, as six of the eight new U.S. ethylene projects under construction are being built on the Texas Gulf Coast, according to the Beaumont Enterprise. Beaumont has benefitted from the growth in the industry, as ExxonMobil recently announced the expansion of its Beaumont polyethylene plant by 65%, which is expected to add 1,400 jobs to the local economy.

Recent Developments

Effects of Hurricane Harvey

        In August 2017, Hurricane Harvey, a Category 4 hurricane, caused extensive and costly damage across Southeast Texas. The Houston and Beaumont areas received over 40 inches of rainfall, which resulted in catastrophic flooding and unprecedented damage to residences and businesses. We worked diligently throughout Hurricane Harvey and during its aftermath to ensure the safety of our employees and customers, as well as to continue to provide the financial services on which our customers greatly depend.

        The operational impact to our Houston branches and infrastructure was minor. After Hurricane Harvey made landfall in Houston, we operated limited services in Houston from August 28, 2017 until August 31, 2017, which was largely due to the inability of our employees and customers to use the roadways or public transportation. Despite widespread flooding in Houston, none of our Houston branches flooded and all but one of our branches were open and operating at full capacity as of September 1, 2017. The remaining Houston branch reopened on September 6, 2017, after its electricity was restored.

        Likewise, the operational impact to our Beaumont branches and infrastructure was minor and none of our Beaumont branches flooded. After Hurricane Harvey shifted course away from Houston and toward Beaumont, we operated limited services in Beaumont from August 29, 2017 until September 4, 2017. In Beaumont, all but one of our branches were open and operating at full capacity as of September 5, 2017. The remaining Beaumont branch reopened on September 11, 2017, after its utilities were restored.

        Furthermore, our technology environment, bolstered by our business continuity plan, was fully operational and supported our customers and employees across all of our branches during Hurricane Harvey. Our call center, wire transfer, ATM and treasury services continued to provide telephone and electronic access for customers during the storm. During Hurricane Harvey, our business continuity plan worked as intended and is being reviewed for continued updates and improvements based on the experience.

        We have begun to evaluate Hurricane Harvey's impact on our customers and our business, including our properties, assets and loan portfolios. Some of our customers were, and continue to be, adversely impacted by Hurricane Harvey. As part of the recovery process, we have contacted our customers to assist with their needs, as well as waived or refunded (i) late fees for loans with payments due from August 25, 2017 through September 10, 2017, and (ii) overdraft and ATM fees incurred from August 25, 2017 through September 10, 2017.

        We have also engaged directly with customers through telephone calls to evaluate the impact of Hurricane Harvey on our consumer, real estate and business loan exposures. As of September 25, 2017, our real estate loan exposures in Houston and Beaumont consist primarily of commercial properties. Based on initial conversations with customers, we have determined that the majority of our significant commercial real estate customers are characterized as low risk (i.e., sustained minimal property damage). As of September 25, 2017, we do not anticipate that Hurricane Harvey will result in significant losses and as of September 25, 2017, only one loan relationship in the principal amount of approximately $400,000 appears to have significant uninsured damage and is being monitored by our loan officers and our Senior Credit Officer. Additionally, as of September 25, 2017, we have granted temporary payment deferrals on loans with an aggregate principal amount of approximately $40 million, largely to assist customers whose operations were impacted by Hurricane Harvey.

        While we do not anticipate that Hurricane Harvey will have significant long-term effects on our business, financial condition or operations, we are unable to predict with certainty the short- and long-term impact that Hurricane Harvey may have on the markets in which we operate, including the impact on our customers and our loan and deposit activities and credit exposures. We will continue to monitor the residual effects of Hurricane Harvey on our business and customers.

Amendment and Restatement of Certificate of Formation

        On September 19, 2017, we amended and restated our certificate of formation to, among other things, change our name from CBFH, Inc. to CBTX, Inc., increase the number of authorized common and preferred shares, and to reduce the par value of our shares to $0.01 per share. For a detailed description of our amended and restated certificate of formation, see "Description of Capital Stock."

Stock Split

        On September 20, 2017, our board of directors approved a 2-for-1 stock split, whereby each shareholder of our common stock will receive one additional share of common stock for each share owned as of the record date of September 30, 2017 in the form of a stock dividend that will be distributed on October 13, 2017. The effect of the stock dividend has been retroactively applied to all periods presented in this prospectus.

Sale of Two Branches

        Huffman Branch.    On September 8, 2017, the Bank completed the sale of its branch located in Huffman, Texas, referred to as the Huffman Branch. Pursuant to a purchase and assumption agreement, the Bank sold certain assets associated with the Huffman Branch valued at approximately $1.4 million, other than loans, and the purchaser assumed approximately $15.3 million in deposits at the Huffman Branch. We believe that the sale of the Huffman Branch will reduce our noninterest expense going forward and we do not believe it will impact our liquidity.

        Deweyville Branch.    On September 14, 2017, we sold the real estate associated with our Deweyville, Texas branch, referred to as the Deweyville Branch, and we leased the facility back for approximately 120 days while we finalize the regulatory process for approval of closing this branch. We expect to complete the closing of the Deweyville Branch on December 18, 2017. The $4.7 million in deposits and $50,000 of loans at the Deweyville Branch will be transferred to one of our other nearby branch locations. We believe that the closure of the Deweyville Branch will reduce our noninterest expense going forward and we do not believe it will impact our liquidity.

        We do not believe that the sale of our Huffman and Deweyville branches represents any strategic shift in our operations.

Corporate Information

        Ours and the Bank's headquarters are located at 5999 Delaware Street, Beaumont, Texas 77706, and our telephone number is (409) 861-7200. The majority of our executives, including our Chairman, President and Chief Executive Officer, Robert R. Franklin, Jr., are located in our Houston office at 9 Greenway Plaza, Suite 110, Houston, Texas 77046, and the telephone number is (713) 210-7600. Our website is www.communitybankoftx.com. The information contained on or accessible from our website does not constitute a part of this prospectus and is not incorporated by reference herein.

 THE OFFERING

Common stock offered by us	shares of our common stock, par value $0.01 per share (or shares if the underwriters exercise in full their option to purchase additional shares).
Underwriter's option to purchase additional shares	We have granted the underwriters an option to purchase up to an additional shares within 30 days of the date of this prospectus.
Common stock to be outstanding after this offering	shares (or shares if the underwriters exercise in full their option to purchase additional shares).
Use of proceeds

Assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts but before payment of estimated offering expenses payable by us, will be approximately $            million (or approximately $            million if the underwriters exercise in full their option to purchase additional shares). We intend to use the net proceeds from this offering to support our organic growth and for general corporate purposes, including maintenance of our required regulatory capital, and potential future acquisition opportunities. See "Use of Proceeds" on page 53 of this prospectus.

Dividend policy

Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We currently expect to pay (when, as and if declared by our board of directors) regular quarterly cash dividends of $0.05 per share. Our ability to pay dividends to our shareholders in the future will depend on regulatory restrictions, liquidity and capital requirements, our earnings and financial condition, the general economic climate, contractual restrictions, our ability to service any equity or debt obligations senior to our common stock and other factors deemed relevant by our board of directors. For additional information, see "Dividend Policy" on page 54 of this prospectus.

Directed share program

The underwriters have reserved for sale at the initial public offering price up to            % of the shares of our common stock pursuant to this prospectus for sale to certain of our employees, executive officers, directors, business associates and related persons who have expressed an interest in purchasing our common stock in this offering. We do not know if these persons will choose to purchase all or any portion of the reserved shares, but any purchases they do make will reduce the number of shares available to the general public. See "Underwriting" on page 174 of this prospectus.

Nasdaq Global Select Market listing	We have applied to list our common stock on the Nasdaq Global Select Market under the trading symbol "CBTX."
Risk factors	Investing in our common stock involves certain risks. See "Risk Factors," beginning on page 17, for a discussion of factors that you should carefully consider before investing in our common stock.

        Except as otherwise indicated, all information in this prospectus:

  •
  gives effect to a 2-for-1 stock split, whereby each shareholder of our common stock will receive one additional share of common stock for each share owned as of the record date of September 30, 2017 in the form of a stock dividend that will be distributed on October 13, 2017;

  •
  assumes no exercise by the underwriters of their option to purchase          additional shares of our common stock;

  •
  does not attribute to any director, executive officer or principal shareholder any purchase of shares of our common stock in the offering, including through the directed share program described in "Underwriting—Directed Share Program;"

  •
  excludes 295,314 shares of our common stock issuable upon the exercise of outstanding stock options with a weighted exercise price of $14.15 per share, as of June 30, 2017; and

  •
  assumes an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        You should read the following selected historical consolidated financial data in conjunction with our consolidated financial statements and related notes and the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Capitalization" included elsewhere in this prospectus. The following tables set forth selected historical consolidated financial data (i) as of and for the six months ended June 30, 2017 and 2016 and (ii) as of and for the years ended December 31, 2016, 2015, 2014, 2013, and 2012. Selected financial data as of and for the years ended December 31, 2016 and 2015, have been derived from our audited financial statements included elsewhere in this prospectus. We have derived the selected financial data as of and for the years ended December 31, 2014, 2013, and 2012 from our audited financial statements not included in this prospectus. We have derived selected financial data as of June 30, 2016 from our unaudited financial statements not included in this prospectus. Selected financial data as of and for the six months ended June 30, 2017, has been derived from our unaudited financial statements included elsewhere in this prospectus and has not been audited but, in the opinion of our management, contain all adjustments (consisting of only normal or recurring adjustments) necessary to present fairly in all material respects our financial position and results of operations for the period in accordance with generally accepted accounting principles, or GAAP. Our historical results are not necessarily indicative of any future period. The performance, asset quality and capital ratios are unaudited and derived from our audited and unaudited financial statements as of and for the periods presented. Average balances have been calculated using daily averages. The information presented in the table below has been adjusted to give effect to a 2-for-1 stock split, whereby each shareholder of our common stock will receive one additional share of common stock for each share owned as of the record date of September 30, 2017, in the form of a stock dividend that will be distributed on October 13, 2017. The effect of the stock split on outstanding share and per share figures has been retroactively applied to all periods presented.

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
(Dollars in thousands, except share and per share data)	2017	2016	2016	2015	2014	2013	2012 (as restated)(7)
Balance Sheet Data:
Cash and cash equivalents	$307,173	$336,014	$382,103	$434,901	$490,748	$424,544	$333,752
Securities	220,330	170,656	205,978	145,789	96,052	102,228	87,188
Total loans(1)	2,192,443	2,153,091	2,154,885	2,092,010	1,876,593	1,757,431	1,158,897
Allowance for loan losses	25,187	26,716	25,006	25,315	24,952	23,843	17,498
Goodwill and intangible assets, net	88,248	89,314	88,741	89,829	67,952	69,274	58,651
Total assets	2,940,877	2,872,687	2,951,522	2,882,625	2,628,587	2,450,865	1,711,467
Noninterest-bearing deposits	1,030,865	1,047,606	1,025,425	1,053,957	974,571	824,870	566,680
Interest-bearing deposits	1,485,919	1,420,990	1,515,335	1,429,409	1,294,482	1,290,357	900,861
Total deposits	2,516,784	2,468,596	2,540,760	2,483,366	2,269,053	2,115,227	1,467,541
Total shareholders' equity	371,964	347,316	357,637	344,313	329,252	311,139	222,901
Income Statement Data:
Interest income	$56,724	$54,245	$109,951	$105,525	$96,458	$80,049	$64,391
Interest expense	4,366	3,983	8,405	7,654	6,371	6,414	5,707

Net interest income	52,358	50,262	101,546	97,871	90,087	73,635	58,684
Provision for loan losses	266	2,700	4,575	6,950	3,766	10,255	5,719

Net interest income after provision for loan losses	52,092	47,562	96,971	90,921	86,321	63,380	52,965
Noninterest income	6,974	7,798	15,749	14,967	13,356	11,716	10,265
Noninterest expense	37,286	36,834	73,502	70,961	66,359	56,508	46,772

Income before income tax expense	21,780	18,526	39,218	34,927	33,318	18,588	16,458
Income tax expense	6,213	5,656	12,010	10,791	10,476	5,685	5,017

Net income	$15,567	$12,870	$27,208	$24,136	$22,842	$12,903	$11,441

Share and Per Share Data:
Earnings per share—Basic	$0.71	$0.58	$1.23	$1.07	$1.01	$0.69	$0.73
Earnings per share—Diluted	0.70	0.58	1.22	1.06	1.00	0.68	0.73
Dividends per share	0.10	0.10	0.20	0.20	0.20	0.20	0.20
Book value per share(2)	16.86	15.88	16.21	15.44	14.61	13.80	14.31
Tangible book value per share(3)	12.86	11.80	12.19	11.41	11.60	10.73	10.55

	As of and for the Six Months Ended June 30,		As of and for the Years Ended December 31,
(Dollars in thousands, except share and per share data)	2017	2016	2016	2015	2014	2013	2012 (as restated)(7)
Weighted average common shares outstanding—Basic	22,062,210	22,166,844	22,048,724	22,462,176	22,529,778	18,783,146	15,592,950
Weighted average common shares outstanding—Diluted	22,148,736	22,312,750	22,235,056	22,675,046	22,764,994	19,019,064	15,592,950
Common shares outstanding at end of period	22,063,072	21,870,418	22,062,072	22,303,474	22,533,930	22,543,954	15,575,418
Performance Ratios:
Return on average assets(8)	1.08%	0.92%	0.94%	0.85%	0.90%	0.65%	0.74%
Return on average shareholders' equity(8)	8.58%	7.50%	7.79%	7.16%	7.07%	4.86%	5.21%
Net interest margin(4)	4.05%	4.02%	3.96%	3.85%	3.92%	4.02%	4.31%
Noninterest expense to average assets(8)	2.58%	2.62%	2.55%	2.49%	2.61%	2.83%	3.02%
Efficiency ratio(5)	62.84%	63.44%	62.66%	62.89%	64.15%	66.21%	67.83%
Selected Ratios:
Loans to deposits	87.11%	87.22%	84.81%	84.24%	82.70%	83.08%	79.36%
Noninterest-bearing deposits to total deposits	40.96%	42.44%	40.36%	42.44%	42.95%	39.00%	38.61%
Cost of deposits	0.30%	0.27%	0.28%	0.26%	0.28%	0.35%	0.42%
Credit Quality Ratios:
Nonperforming assets to total assets	0.33%	0.48%	0.27%	0.52%	0.93%	0.65%	0.94%
Nonperforming loans to total loans	0.38%	0.53%	0.29%	0.66%	1.23%	0.73%	1.12%
Allowance for loan losses to nonperforming loans	305.11%	232.82%	400.80%	183.28%	107.76%	185.59%	133.93%
Allowance for loan losses to total loans	1.15%	1.24%	1.16%	1.21%	1.33%	1.36%	1.51%
Net charge-offs to average loans(8)	0.01%	0.12%	0.23%	0.32%	0.15%	0.28%	0.33%
Capital Ratios:
Total shareholders' equity to total assets	12.65%	12.09%	12.12%	11.94%	12.53%	12.70%	13.02%
Tangible equity to tangible assets(6)	9.95%	9.27%	9.39%	9.11%	10.20%	10.16%	9.94%
Common equity tier 1 capital ratio	11.95%	10.68%	11.52%	10.89%	N/A	N/A	N/A
Tier 1 leverage ratio	10.36%	9.71%	9.78%	9.34%	10.71%	10.72%	11.00%
Tier 1 risk-based capital ratio	12.22%	10.94%	11.78%	11.16%	13.41%	13.37%	13.79%
Total risk-based capital ratio	13.34%	12.06%	12.85%	12.24%	14.66%	14.62%	15.03%

(1)
Total loans does not include loans held for sale of $559 and $1,971 on June 30, 2017 and June 30, 2016, respectively, and $613, $1,562, $620, $1,155, and $5,723, at December 31, 2016, 2015, 2014, 2013 and 2012, respectively. Also, total loans is net of deferred fees and unearned discounts of $4,436 and $5,580 at June 30, 2017 and 2016, respectively, and $4,548, $5,680, $3,124, $1,240, and $594 at December 31, 2016, 2015, 2014, 2013 and 2012, respectively.

(2)
We calculate book value per share as total shareholders' equity at the end of the relevant period divided by the outstanding number of shares of our common stock at the end of the relevant period.

(3)
Tangible book value per share is a non-GAAP financial measure. The most directly comparable GAAP financial measure is book value per share. We calculate tangible book value per share as total shareholders' equity less goodwill and other intangible assets, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."

(4)
Net interest margin is shown on a fully taxable equivalent basis.

(5)
Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.

(6)
Tangible equity to tangible assets is a non-GAAP financial measure. The most directly comparable GAAP financial measure is total shareholders' equity to total assets. We calculate tangible equity as total shareholders' equity less goodwill and other intangible assets, net of accumulated amortization, and we calculate tangible assets as total assets less goodwill and other intangible assets, net of accumulated amortization. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."

(7)
The financial information as of and for the year ended December 31, 2012 included in this prospectus derived from our audited financial statements not included herein has been restated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Restatement of 2012 Financial Statements."

(8)
The ratio calculations as of and for the six months ended June 30, 2017 and 2016 represent the annualized calculations.

 Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

        Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional financial measures discussed in this prospectus as being non-GAAP financial measures. We classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are not included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with GAAP as in effect from time to time in the United States in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively financial measures calculated in accordance with GAAP.

        The non-GAAP financial measures that we discuss in this prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which we calculate the non-GAAP financial measures that we discuss in this prospectus may differ from that of other companies reporting measures with similar names. It is important to understand how other banking organizations calculate their financial measures with names similar to the non-GAAP financial measures we have discussed in this prospectus when comparing such non-GAAP financial measures.

        Tangible Book Value Per Share.    We calculate (1) tangible equity as total shareholders' equity, less goodwill and other intangible assets, net of accumulated amortization, and (2) tangible book value per share as tangible equity divided by shares of common stock outstanding at the end of the relevant period. The most directly comparable GAAP financial measure for tangible book value per share is book value per share.

        We believe that the tangible book value per share measure is important to many investors in the marketplace who are interested in changes from period to period in book value per share exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing total book value while not increasing our tangible book value.

        The book value per share and tangible book value per share have been adjusted in the table below to give effect to a 2-for-1 stock split, whereby each shareholder of our common stock will receive one additional share of common stock for each share owned as of the record date of September 30, 2017, in the form of a stock dividend that will be distributed on October 13, 2017. The effect of the stock split on outstanding share and per share figures has been retroactively applied to all periods presented.

        The following tables reconcile, as of the dates set forth below, total shareholders' equity to tangible equity and presents tangible book value per share compared to book value per share:

	As of June 30,		As of December 31,
(Dollars in thousands, except per share data)	2017	2016	2016	2015	2014	2013	2012 (as restated)(2)
Tangible Equity
Total shareholders' equity	$371,964	$347,316	$357,637	$344,313	$329,252	$311,139	$222,901
Adjustments:
Goodwill	80,950	80,950	80,950	80,950	59,049	59,049	57,667
Other intangibles	7,298	8,364	7,791	8,879	8,903	10,225	984

Tangible equity	$283,716	$258,002	$268,896	$254,484	$261,300	$241,865	$164,250

Common shares outstanding(1)	22,063,072	21,870,418	22,062,072	22,303,474	22,533,930	22,543,954	15,575,418
Book value per share	$16.86	$15.88	$16.21	$15.44	$14.61	$13.80	$14.31
Tangible book value per share	12.86	11.80	12.19	11.41	11.60	10.73	10.55

(1)
Excludes the dilutive effect, if any, of 295,314 and 445,030 shares of common stock issuable upon exercise of outstanding stock options as of June 30, 2017 and 2016, respectively, and 248,314, 647,074, 575,326, 593,812 and 0 shares of common stock issuable upon exercise of outstanding stock options as of December 31, 2016, 2015, 2014, 2013 and 2012, respectively.

(2)
The financial information as of and for the year ended December 31, 2012 included in this prospectus derived from our audited financial statements not included herein has been restated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Restatement of 2012 Financial Statements."

        Tangible Equity to Tangible Assets.    We calculate tangible equity as described above, and tangible assets as total assets less goodwill and other intangible assets, net of accumulated amortization. The most directly comparable GAAP financial measure for tangible equity to tangible assets is total shareholders' equity to total assets.

        We believe that this measure is important to many investors in the marketplace who are interested in the relative changes from period to period of tangible equity to tangible assets, each exclusive of changes in intangible assets. Goodwill and other intangible assets have the effect of increasing both total shareholders' equity and assets while not increasing our tangible equity or tangible assets.

        The following tables reconcile, as of the dates set forth below, total shareholders' equity to tangible equity and total assets to tangible assets, and presented tangible equity to tangible assets compared to total shareholders equity to total assets.

	As of June 30,		As of December 31,
(Dollars in thousands)	2017	2016	2016	2015	2014	2013	2012 (as restated)(1)
Tangible Equity
Total shareholders' equity	$371,964	$347,316	$357,637	$344,313	$329,252	$311,139	$222,901
Adjustments:
Goodwill	80,950	80,950	80,950	80,950	59,049	59,049	57,667
Other intangibles	7,298	8,364	7,791	8,879	8,903	10,225	984

Tangible equity	$283,716	$258,002	$268,896	$254,484	$261,300	$241,865	$164,250

Tangible Assets
Total Assets	$2,940,877	$2,872,687	$2,951,522	$2,882,625	$2,628,587	$2,450,865	$1,711,467
Adjustments
Goodwill	80,950	80,950	80,950	80,950	59,049	59,049	57,667
Other intangibles	7,298	8,364	7,791	8,879	8,903	10,225	984

Tangible assets	$2,852,629	$2,783,373	$2,862,781	$2,792,796	$2,560,635	$2,381,591	$1,652,816

Tangible Equity to Tangible Assets	9.95%	9.27%	9.39%	9.11%	10.20%	10.16%	9.94%
Total Shareholders' Equity to Total Assets	12.65%	12.09%	12.12%	11.94%	12.53%	12.70%	13.02%

(1)
The financial information as of and for the year ended December 31, 2012 included in this prospectus derived from our audited financial statements not included herein has been restated. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Restatement of 2012 Financial Statements."

RISK FACTORS

        Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors, in addition to the other information contained in this prospectus, including our consolidated financial statements and related notes, before deciding to invest in our common stock. Any of the following risks could have a material adverse effect on our business, financial condition, results of operations and future prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment. Some statements in this prospectus, including statements in the following risk factors section, constitute forward-looking statements. Please refer to "Cautionary Note Regarding Forward-Looking Statements."

Risks Related to Our Business

Hurricanes or other adverse weather events in Texas can have an adverse impact on our business, financial condition and operations.

        Hurricanes, tropical storms, natural disasters and other adverse weather events can have an adverse impact on our business, financial condition and operations, cause widespread property damage and have the potential to significantly depress the local economies in which we operate. We operate banking locations throughout Beaumont and Houston, areas which are susceptible to hurricanes, tropical storms and other natural disasters and adverse weather conditions. For example, in late August 2017, Hurricane Harvey, a Category 4 hurricane, caused extensive and costly damage across Southeast Texas. The Houston and the Beaumont areas received over 40 inches of rainfall, which resulted in catastrophic flooding and unprecedented damage to residences and businesses. Although based on our initial assessment we do not believe that Hurricane Harvey will have significant long-term effects on our business, financial condition or operations, we are unable to predict with certainty the full impact of the storm on the markets in which we operate, including any adverse impact on our customers and our loan and deposit activities and credit exposures.

        Similar future adverse weather events in Texas could potentially result in extensive and costly property damage to businesses and residences, force the relocation of residents and significantly disrupt economic activity in the region. We cannot predict the extent of damage that may result from such adverse weather events, which will depend on a variety of factors that are beyond our control, including, but not limited to, the severity and duration of the event, the timing and level of government responsiveness and the pace of economic recovery. If a significant adverse weather event were to occur, it could have a materially adverse impact on our financial condition, results of operations and our business, as well as potentially increase our exposure to credit and liquidity risks.

Our primary markets are susceptible to natural disasters and other catastrophes that could negatively impact the economies of our markets, our operations or our customers, any of which could have a material adverse effect on our business, financial condition and results of operations.

        A substantial majority of our business is generated from our Beaumont and Houston markets, which are susceptible to damage by hurricanes, such as Hurricane Harvey and Hurricane Ike, which struck the Gulf Coast in 2017 and 2008, respectively. We are also subject to tornadoes, floods, droughts and other natural disasters and adverse weather. In addition to natural disasters, man-made events, such as acts of terror and governmental responses to acts of terror, malfunctions of the electronic grid and other infrastructure breakdowns, could adversely affect economic conditions in our primary markets. These catastrophic events can disrupt our operations, cause widespread property damage, severely depress the local economies in which we operate and adversely affect our customers. If the economies in our primary markets experience an overall decline as a result of a catastrophic event, demand for loans and our other products and services could decline. In addition, the rates of delinquencies, foreclosures, bankruptcies and losses on our loan portfolios may increase substantially after events such as hurricanes, as uninsured property losses, interruptions of our customers' operations or sustained job interruption or loss may materially impair the ability of borrowers to repay their loans. Moreover, the value of real estate or other collateral that secures our loans could be materially and adversely affected by a catastrophic event. A natural disaster or other catastrophic event could, therefore, result in decreased revenue and loan losses that have a material adverse effect on our business, financial condition and results of operations.

Our business is concentrated in, and largely dependent upon, the continued growth and welfare of our primary markets of Beaumont and Houston, and adverse economic conditions in these markets could negatively impact our operations and customers.

        Our business, financial condition and results of operations are affected by changes in the economic conditions of our primary markets of Beaumont and Houston. Our success depends to a significant extent upon the business activity, population, income levels, employment trends, deposits and real estate activity in our primary markets. Economic conditions within our primary markets, and the state of Texas in general, are influenced by the energy sector generally and the price of oil and gas specifically. Although our customers' business and financial interests may extend well beyond our primary markets, adverse conditions that affect our primary markets, including future declines in oil or real estate prices, could reduce our growth rate, affect the ability of our customers to repay their loans, affect the value of collateral underlying our loans, affect our ability to attract deposits and generally affect our business, financial condition, results of operations and future prospects. Due to our geographic concentration within our primary markets, we may be less able than other larger regional or national financial institutions to diversify our credit risks across multiple markets. See "Risk Factors—Risks Related to Our Business—Our primary markets are susceptible to natural disaster and other catastrophes that could negatively impact the economies of our markets, our operations or our customers, any of which could have a material adverse effect on our business, financial condition and results of operations."

We may not be able to implement our expansion strategy, which may adversely affect our ability to maintain our historical earnings trends.

        Our expansion strategy focuses on organic growth, supplemented by strategic acquisitions and expansion of the Bank's banking location network, or de novo branching. We may not be able to execute on aspects of our expansion strategy, which may impair our ability to sustain our historical rate of growth or prevent us from growing at all. More specifically, we may not be able to generate sufficient new loans and deposits within acceptable risk and expense tolerances, obtain the personnel or funding necessary for additional growth or find suitable acquisition candidates. Various factors, such as economic conditions and competition with other financial institutions, may impede or prohibit the growth of our operations, the opening of new banking locations and the consummation of acquisitions. Further, we may be unable to attract and retain experienced bankers, which could adversely affect our growth. The success of our strategy also depends on our ability to effectively manage growth, which is dependent upon a number of factors, including our ability to adapt our credit, operational, technology and governance infrastructure to accommodate expanded operations. If we fail to implement one or more aspects of our strategy, we may be unable to maintain our historical earnings trends, which could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to manage the risks associated with our anticipated growth and expansion through de novo branching, which could have a material adverse effect on our business, financial condition and results of operations.

        Our business strategy includes evaluating strategic opportunities to grow through de novo branching, and we believe that banking location expansion has been meaningful to our growth since inception. De novo branching carries with it certain potential risks, including significant startup costs and anticipated initial operating losses; an inability to gain regulatory approval; an inability to secure the services of qualified senior management to operate the de novo banking locations and successfully integrate and promote our corporate culture; poor market reception for de novo banking locations established in markets where we do not have a preexisting reputation; challenges posed by local economic conditions; challenges associated with securing attractive locations at a reasonable cost; and the additional strain on management resources and internal systems and controls. Failure to adequately manage the risks associated with our anticipated growth through de novo branching could have a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our executive management team and other key employees, and we could be adversely affected by the unexpected loss of their services.

        Our success depends in large part on the performance of our executive management team and other key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for qualified employees is intense, and the process of locating key personnel with the combination of skills, attributes and business relationships required to execute our business plan may be lengthy. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have an adverse effect on our business because of their skills, knowledge of and business relationships within our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have a material adverse effect on our business, financial condition, results of operations and future prospects.

We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.

        The business of lending is inherently risky, including risks that the principal of or interest on any loan will not be repaid timely or at all or that the value of any collateral supporting the loan will be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower's business sector and local, regional and national market and economic conditions. Many of our loans are made to small to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio could lead to unexpected losses and have a material adverse effect on our business, financial condition and results of operations.

Our allowance for loan losses may prove to be insufficient to absorb potential losses in our loan portfolio, which may adversely affect our business, financial condition and results of operations.

        We maintain an allowance for loan losses that represents management's judgment of probable losses and risks inherent in our loan portfolio. As of June 30, 2017, our allowance for loan losses totaled $25.2 million, which represents approximately 1.15% of our total loans. The level of the allowance reflects management's continuing evaluation of general economic conditions, diversification and seasoning of the loan portfolio, historic loss experience, identified credit problems, delinquency levels and adequacy of collateral. The determination of the appropriate level of the allowance for loan losses is inherently highly subjective and requires us to make significant estimates of and assumptions regarding current credit risks and future trends, all of which may undergo material changes. Inaccurate management assumptions, deterioration of economic conditions affecting borrowers, new information regarding existing loans, identification or deterioration of additional problem loans, acquisition of problem loans and other factors, both within and outside of our control, may require us to increase our allowance for loan losses.

        In addition, our regulators, as an integral part of their periodic examination, review our methodology for calculating, and the adequacy of, our allowance for loan losses and may direct us to make additions to the allowance based on their judgments about information available to them at the time of their examination. Further, if actual charge-offs in future periods exceed the amounts allocated to the allowance for loan losses, we may need additional provisions for loan losses to restore the adequacy of our allowance for loan losses. Finally, the measure of our allowance for loan losses is dependent on the adoption and interpretation of accounting standards. The Financial Accounting Standards Board, or FASB, recently issued a new credit impairment model, the Current Expected Credit Loss, or CECL model, which will become applicable to us on January 1, 2020, though we may choose, or may be encouraged by our regulators, to adopt CECL on January 1, 2019. CECL will require financial institutions to estimate and develop a provision for credit losses at origination for the lifetime of the loan, as opposed to reserving for incurred or probable losses up to the balance sheet date. Under the CECL model, credit deterioration would be reflected in the income statement in the period of origination or acquisition of the loan, with changes in expected credit losses due to further credit deterioration or improvement reflected in the periods in which the expectation changes. Accordingly, implementation of the CECL model will change our current method of providing allowances for loan losses, which would likely require us to increase our allowance for loan losses. Moreover, the CECL model likely would create more volatility in our level of allowance for loan losses. If we are required to materially increase our level of allowance for loan losses for any reason, such increase could adversely affect our business, financial condition and results of operations.

The amount of nonperforming and classified assets may increase significantly, resulting in additional losses, and costs and expenses that will negatively affect our operations and financial condition.

        At June 30, 2017, we had a total of approximately $9.7 million of nonperforming assets, or approximately 0.33% of total assets. Total loans classified as "substandard," "doubtful" or "loss" as of June 30, 2017 were approximately $55.6 million, or approximately 1.89% of total assets.

        An asset is generally considered "substandard" if it is inadequately protected by the current net worth and paying capacity of the borrower or of the collateral pledged, if any. Assets so classified must have a well-defined weakness(es) that jeopardize the liquidation of the debt. "Substandard" assets include those characterized by the "distinct possibility" that we will sustain "some loss" if the deficiencies are not corrected. Assets classified as "doubtful" have all of the weaknesses inherent in those classified "substandard" with the added characteristic that the weaknesses present make "collection or liquidation in full," on the basis of currently existing facts, conditions, and values, "highly questionable and improbable." Assets classified as "loss" are those considered "uncollectible" and of such little value that their continuance as assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value, but rather that it is not practical or desirable to defer writing off this basically worthless asset even though partial recovery may be effected in the future.

        Should the amount of nonperforming assets increase in the future, we may incur losses, and the costs and expenses to maintain such assets likewise can be expected to increase and potentially negatively affect earnings. An additional increase in losses due to such assets could have a material adverse effect on our business, financial condition and results of operations. Such effects may be particularly pronounced in a market of reduced real estate values and excess inventory.

Nonperforming assets take significant time and resources to resolve and adversely affect our results of operations and financial condition.

        Nonperforming assets adversely affect our net income in various ways. We generally do not record interest income on other owned real estate, or OREO, or on nonperforming loans, thereby adversely affecting our income and increasing loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may impact the capital levels regulators believe are appropriate in light of the ensuing risk profile. While we seek to reduce problem assets through loan workouts, restructurings, and otherwise, decreases in the value of the underlying collateral, or in these borrowers' performance or financial condition, whether or not due to economic and market conditions beyond our control, could have a material effect on our business, financial condition and results of operations. In addition, the resolution of nonperforming assets requires significant commitments of time from management, which may materially and adversely impact their ability to perform their other responsibilities. We may not experience future increases in the value of nonperforming assets.

We are subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

        The majority of our banking assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest-earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply and international economic weakness and disorder and instability in domestic and foreign financial markets. Our interest rate sensitivity profile was asset sensitive as of June 30, 2017, meaning that we estimate our net interest income would increase more from rising interest rates than from falling interest rates.

        Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default and could result in a decrease in the demand for loans. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In addition, in a low interest rate environment, loan customers often pursue long-term fixed rate credits, which could adversely affect our earnings and net interest margin if rates increase. Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income. If short-term interest rates continue to remain at their historically low levels for a prolonged period, and assuming longer-term interest rates fall further, we could experience net interest margin compression as our interest-earning assets would continue to reprice downward while our interest-bearing liability rates could fail to decline in tandem. Such an occurrence would have an adverse effect on our net interest income and could have a material adverse effect on our business, financial condition and results of operations.

We may not be able to overcome the integration and other risks associated with acquisitions, which could have a material adverse effect on our ability to implement our business strategy.

        Although we plan to continue to grow our business organically and through de novo branching, we also intend to pursue acquisition opportunities that we believe complement our activities and have the ability to enhance our profitability and provide attractive risk-adjusted returns. Our acquisition activities could be material to our business and involve a number of risks, including the following:

  •
  intense competition from other banking organizations and other acquirers for potential merger candidates;

  •
  market pricing for desirable acquisitions resulting in returns that are less attractive than we have traditionally sought to achieve;

  •
  incurring time and expense associated with identifying and evaluating potential acquisitions and negotiating potential transactions, resulting in our attention being diverted from the operation of our existing business;

  •
  using inaccurate estimates and judgments to evaluate credit, operations, management and market risks with respect to the target institution or assets;

  •
  failure to achieve expected revenues, earnings or synergies from an acquisition;

  •
  potential exposure to unknown or contingent liabilities of banks and businesses we acquire, including compliance and regulatory issues;

  •
  the time and expense required to integrate the operations and personnel of the combined businesses;

  •
  experiencing higher operating expenses relative to operating income from the new operations and the failure to achieve expected cost savings;

  •
  losing key employees and customers;

  •
  reputational issues if the target's management does not align with our culture and values;

  •
  significant problems relating to the conversion of the financial and customer data of the target;

  •
  integration of acquired customers into our financial and customer product systems;

  •
  risks of impairment to goodwill; or

  •
  regulatory timeframes for review of applications may limit the number and frequency of transactions we may be able to consummate.

        Depending on the condition of any institution or assets or liabilities that we may acquire, that acquisition may, at least in the near term, adversely affect our capital and earnings and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not be successful in overcoming these risks or any other problems encountered in connection with pending or potential acquisitions, and any acquisition we may consider will be subject to prior regulatory approval. Our inability to overcome these risks could have an adverse effect on our ability to implement our business strategy, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

A component of our strategy is a focus on decision-making authority at the branch and market level, and our business, financial condition, results of operations and prospects could be adversely affected if our local teams do not follow our internal policies or are negligent in their decision-making.

        In order to be able to provide the responsive and individualized customer service that distinguishes us from competitors and in order to attract and retain management talent, we empower our local management teams to make certain business decisions on the local level. Certain operational and lending authorities are assigned to managers and their banking teams based on their experience, with all loan relationships in excess of internal specified maximums being reviewed by the Bank's Directors Loan Committee, comprised of senior management of the Bank, or the Bank's board of directors, as the case may be. Our local management teams may not follow our internal procedures or otherwise act in our best interests with respect to their decision-making. A failure of our employees to follow our internal policies, or actions taken by our employees that are negligent or not in our best interests could have a material adverse effect on our business, financial condition and results of operations.

Difficult market conditions and economic trends have recently and adversely affected the banking industry and could adversely affect our business, financial condition and results of operations in the future.

        We are operating in an uncertain economic environment, including generally uncertain conditions nationally and locally in our industry and markets. Although economic conditions have improved in recent years, financial institutions continue to be affected by volatility in the real estate market in some parts of the country and uncertain regulatory and interest rate conditions. We retain direct exposure to the residential and commercial real estate markets in Texas and are affected by these events. In addition, financial institutions in Texas have been affected by the recent volatility in the oil and gas industry and significant decrease in energy prices. Our markets have also recently been affected by Hurricane Harvey, which may have an adverse impact on our business, financial condition and operations. See "Risk Factors—Risks Related to Our Business—Hurricanes or other adverse weather events in Texas can have an adverse impact on our business, financial condition and operations."

        Our ability to assess the creditworthiness of customers and to estimate the losses inherent in our loan portfolio is made more complex by uncertain market and economic conditions. Another national economic downturn or deterioration of conditions in our markets could result in losses beyond those that are provided for in our allowance for loan losses and lead to the following consequences:

  •
  increases in loan delinquencies;

  •
  increases in nonperforming assets and foreclosures;

  •
  decreases in demand for our products and services, which could adversely affect our liquidity position; and

  •
  decreases in the value of the collateral securing our loans, especially real estate, which could reduce customers' borrowing power and repayment ability.

        While economic conditions in Texas and the United States continue to show signs of recovery, there can be no assurance that these conditions will continue to improve. Although real estate markets have generally stabilized in portions of the United States, including Texas, a resumption of declines in real estate values, home sales volumes and financial stress on borrowers as a result of the uncertain economic environment, including job losses, could have an adverse effect on our borrowers or their customers, which could adversely affect our business, financial condition and results of operations. In addition, continued volatility in the oil and gas industry and relatively low energy prices could have an adverse effect on our borrowers or their customers, including declines in real estate values and job losses, which could adversely affect our business, financial condition and results of operations.

Sustained low oil prices, volatility in oil prices and downturns in the energy industry, including in Texas, could materially and adversely affect us.

        The economy in Texas has dependence on the energy industry. A downturn or lack of growth in the energy industry and energy-related business, including sustained low oil prices or the failure of oil prices to rise in the future, could adversely affect our results of operations and financial condition. A prolonged period of low oil prices could also have a negative impact on the U.S. economy and, in particular, the economies of energy-dominant states such as Texas. Accordingly, a prolonged period of low oil prices could have a material adverse effect on our business, financial condition and results of operations. As of June 30, 2017, our direct and indirect energy lending comprised approximately 6.2% of our gross loans. Prolonged or heightened pricing pressure on oil and gas could lead to increased credit stress in our energy portfolio, increased losses associated with our energy portfolio, increased utilization of our contractual obligations to extend credit and weaker demand for energy lending. Such a decline or general uncertainty resulting from continued volatility could have other adverse impacts such as job losses in industries tied to energy, increased spending habits, lower borrowing needs, higher transaction deposit balances or a number of other effects that are difficult to isolate or quantify, particularly in states with significant dependence on the energy industry, such as Texas, all of which could have a material adverse effect on our business, financial condition and results of operations.

The small to medium-sized businesses that we lend to may have fewer resources to endure adverse business developments, which may impair our borrowers' ability to repay loans.

        We focus our business development and marketing strategy primarily on small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management skills, talents and efforts of a small group of people, and the death, disability or resignation of one or more of these people could have an adverse effect on the business and its ability to repay its loan. If our borrowers are unable to repay their loans, our business, financial condition and results of operations could be adversely affected.

A portion of our loan portfolio is comprised of commercial loans secured by receivables, inventory, equipment or other commercial collateral, which we refer to generally as commercial and industrial loans, and the deterioration in value of which could expose us to credit losses.

        As of June 30, 2017, commercial and industrial loans represented approximately $535.1 million, or 24.4%, of our gross loans. In general, these loans are collateralized by general business assets, including, among other things, accounts receivable, inventory and equipment, and most are backed by a personal guaranty of the borrower or principal. These commercial and industrial loans are typically larger in amount than loans to individuals and, therefore, have the potential for larger losses on a single loan basis. Additionally, the repayment of commercial and industrial loans is subject to the ongoing business operations of the borrower. The collateral securing such loans generally includes moveable property such as equipment and inventory, which may decline in value more rapidly than we anticipate; thus exposing us to increased credit risk. In addition, a portion of our customer base, including customers in the energy and real estate business, may be in industries which are particularly sensitive to commodity prices or market fluctuations, such as energy and real estate prices. Accordingly, negative changes in commodity prices and real estate values and liquidity could impair the value of the collateral securing these loans. Significant adverse changes in the economy, local market conditions or adverse weather events in the markets in which our commercial and industrial lending customers operate could cause rapid declines in loan collectability and the values associated with general business assets resulting in inadequate collateral coverage that may expose us to credit losses and could adversely affect our business, financial condition and results of operations. See "Risk Factors—Risks Related to Our Business—Hurricanes or other adverse weather events in Texas can have an adverse impact on our business, financial condition and operations."

Our commercial real estate and real estate construction and development loan portfolio exposes us to credit risks that may be greater than the risks related to other types of loans.

        As of June 30, 2017, approximately $898.3 million, or 40.9%, of our gross loans were nonresidential real estate loans (including owner-occupied commercial real estate loans) and approximately $434.0 million, or 19.8%, of our total loans were construction and development loans. These loans typically involve repayment dependent upon income generated, or expected to be generated, by the property securing the loan in amounts sufficient to cover operating expenses and debt service. The availability of such income for repayment may be adversely affected by changes in the economy or local market conditions. Owner-occupied commercial real estate is generally less dependent upon income generated directly from the property but still carries risks from the successful operation of the underlying business or adverse economic conditions. These loans expose a lender to greater credit risk than loans secured by other types of collateral because the collateral securing these loans is typically more difficult to liquidate due to the fluctuation of real estate values. Additionally, non-owner-occupied commercial real estate loans generally involve relatively large balances to single borrowers or related groups of borrowers. Unexpected deterioration in the credit quality of our non-owner-occupied commercial real estate loan portfolio could require us to increase our allowance for loan losses, which would reduce our profitability and could have a material adverse effect on our business, financial condition and results of operations.

        Construction and development loans also involve risks because loan funds are secured by a project under construction and the project is of uncertain value prior to its completion. It can be difficult to accurately evaluate the total funds required to complete a project, and construction and development lending often involves the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project rather than the ability of a borrower or guarantor to repay the loan. If we are forced to foreclose on a project prior to completion, we may be unable to recover the entire unpaid portion of the loan. In addition, we may be required to fund additional amounts to complete a project, incur taxes, maintenance and compliance costs for a foreclosed property and may have to hold the property for an indeterminate period of time, any of which could adversely affect our business, financial condition and results of operations.

Because a significant portion of our loan portfolio is comprised of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing our real estate loans and result in loan and other losses.

        As of June 30, 2017, approximately $1.6 billion, or 71.6%, of our gross loans were loans with real estate as a primary or secondary component of collateral. Real estate values in many Texas markets have experienced periods of fluctuation over the last five years. The market value of real estate can fluctuate significantly in a short period of time. As a result, adverse developments affecting real estate values and the liquidity of real estate in our primary markets or in Texas generally could increase the credit risk associated with our loan portfolio, and could result in losses that adversely affect credit quality, financial condition and results of operations. Negative changes in the economy affecting real estate values and liquidity in our market areas could significantly impair the value of property pledged as collateral on loans and affect our ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses would have a material adverse effect on our business, financial condition and results of operations. If real estate values decline, it is also more likely that we would be required to increase our allowance for loan losses, which would adversely affect our business, financial condition and results of operations. In addition, adverse weather events, including hurricanes and flooding, can cause damages to the property pledged as collateral on loans, which could result in additional losses upon a foreclosure. See "Risk Factors—Risks Related to Our Business—Hurricanes or other adverse weather events in Texas can have an adverse impact on our business, financial condition and operations."

Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, other real estate owned and repossessed personal property may not accurately describe the net value of the asset.

        In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO, and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our combined and consolidated financial statements may not reflect the correct value of our OREO, and our allowance for loan losses may not reflect accurate loan impairments. This could have a material adverse effect on our business, financial condition or results of operations. As of June 30, 2017, we held approximately $1.4 million of OREO and did not hold any repossessed property and equipment.

We engage in lending secured by real estate and may be forced to foreclose on the collateral and own the underlying real estate, subjecting us to the costs and potential risks associated with the ownership of the real property, or consumer protection initiatives or changes in state or federal law may substantially raise the cost of foreclosure or prevent us from foreclosing at all.

        Since we originate loans secured by real estate, we may have to foreclose on the collateral property to protect our investment and may thereafter own and operate such property, in which case we would be exposed to the risks inherent in the ownership of real estate. As of June 30, 2017, we held approximately $1.4 million of OREO. The amount that we, as a mortgagee, may realize after a default is dependent upon factors outside of our control, including, but not limited to general or local economic condition, environmental cleanup liability, assessments, interest rates, real estate tax rates, operating expenses of the mortgaged properties, ability to obtain and maintain adequate occupancy of the properties, zoning laws, governmental and regulatory rules, and natural disasters. Our inability to manage the amount of costs or size of the risks associated with the ownership of real estate, or write-downs in the value of other real estate owned, could have a material adverse effect on our business, financial condition and results of operations.

        Additionally, consumer protection initiatives or changes in state or federal law may substantially increase the time and expense associated with the foreclosure process or prevent us from foreclosing at all. While historically Texas has had foreclosure laws that are favorable to lenders, a number of states in recent years have either considered or adopted foreclosure reform laws that make it substantially more difficult and expensive for lenders to foreclose on properties in default, and we cannot be certain that Texas will not adopt similar legislation in the future. Additionally, federal regulators have prosecuted a number of mortgage servicing companies for alleged consumer law violations. If new state or federal laws or regulations are ultimately enacted that significantly raise the cost of foreclosure or raise outright barriers, such could have a material adverse effect on our business, financial condition and results of operations.

Our largest loan relationships currently make up a material percentage of our total loan portfolio.

        As of June 30, 2017 our fifteen largest loan relationships (including related entities) totaled approximately $255.9 million in loans, or 10.3% of the total loan portfolio. The concentration risk associated with having a small number of large loan relationships is that, if one or more of these relationships were to become delinquent or suffer default, we could be at serious risk of material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance would negatively affect our earnings and capital. Even if the loans are collateralized, the large increase in classified assets could harm our reputation with our regulators and inhibit our ability to execute our business plan.

Our largest deposit relationships currently make up a material percentage of our deposits and the withdrawal of deposits by our largest depositors could force us to fund our business through more expensive and less stable sources.

        As of June 30, 2017, our fifteen largest depositors (including related entities) accounted for $286.0 million in deposits, or approximately 11.4% of our total deposits. Further, our brokered deposit account balance was $99.2 million, or approximately 3.94% of our total deposits, as of June 30, 2017. Several of our large depositors have business, family, or other relationships with each other, which creates a risk that any one customer's withdrawal of its deposit could lead to a loss of other deposits from customers within the relationship.

        Withdrawals of deposits by any one of our largest depositors or by one of our related customer groups could force us to rely more heavily on borrowings and other sources of funding for our business and withdrawal demands, adversely affecting our net interest margin and results of operations. We may also be forced, as a result of any withdrawal of deposits, to rely more heavily on other, potentially more expensive and less stable funding sources. Consequently, the occurrence of any of these events could have a material adverse effect on our business, financial condition and results of operations.

A material portion of our loans and deposits are with related parties and our ability to continue do business with such related parties is highly regulated.

        We have made loans to and accepted deposits from certain of our directors and officers and the directors and officers of the Bank in compliance with applicable regulations and our written policies. As of June 30, 2017, we had approximately $157.3 million of loans outstanding and approximately $69.4 million in unfunded loan commitments to such persons. In addition, we held related party deposits of approximately $239.5 million at June 30, 2017. Our business relationships with related parties are highly regulated. In particular, our ability to do business with related parties is limited with respect to, among other things, extensions of credit described in the Board of Governors of the Federal Reserve System's, or Federal Reserve's, Regulation O, and covered transactions described in sections 23A and 23B of the Federal Reserve Act and the Federal Reserve's Regulation W. These regulations could prevent us from pursuing activities that would otherwise be in our and our shareholders' best interests. Moreover, if we were to fail to comply with any of these regulations, we could be subject to enforcement and other legal actions by the Federal Reserve, which could have a material adverse effect on our business, financial condition and results of operations. See "Supervision and Regulation—CommunityBank of Texas, N.A.—Restrictions on Transactions with Affiliates and Insiders."

We had significant deficiencies in internal control over financial reporting in the past and cannot assure you that additional significant deficiencies or material weaknesses will not be identified in the future. Our failure to implement and maintain effective internal control over financial reporting could result in material misstatements in our financial statements which could require us to restate financial statements, cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our common stock.

        In the past, significant deficiencies have been identified in our internal controls over financial reporting. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting. Specifically, a significant deficiency was identified related to management's recorded amount of the Company's net deferred tax asset in 2014 that affected our financial statements for the fiscal years ended December 31, 2013 and prior periods, which resulted in a restatement of our financial statements for the year ended December 31, 2013. In 2015, significant deficiencies were identified including the Company's process related to our accounting for allowance for loans losses and related disclosures of impaired loans, business combination purchase accounting, and loan sales process. In addition, in 2015 and 2016, a significant deficiency was identified relating to financial statement disclosures and related review controls.

        We have implemented measures designed to address the internal control significant deficiencies and expect to continue to implement measures designed to improve our internal control over financial reporting and disclosure controls and procedures. However, we cannot be certain that, at some point in the future, a significant deficiency or material weakness will not be identified or our internal controls will not fail to detect a matter they are designed to prevent, and failure to remedy such significant deficiencies or material weaknesses could result in a material misstatement in our financial statements and have a material adverse effect on our business, financial condition and results of operations. The identification of any additional significant deficiency or material weakness could also result in investors losing confidence in our internal controls and questioning our reported financial information, which, among other things, could have a negative effect on the trading price of our common stock. Additionally, we could become subject to increased regulatory scrutiny and a higher risk of shareholder litigation, which could result in significant additional expenses and require additional financial and management resources.

If we fail to maintain effective internal control over financial reporting, we may not be able to report our financial results accurately and timely, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our financial reports, we could be subject to regulatory penalties and the price of our common stock may decline.

        Our management is responsible for establishing and maintaining adequate internal control over financial reporting and for evaluating and reporting on that system of internal control. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. As a public company, we will be required to comply with the Sarbanes-Oxley Act and other rules that govern public companies. In particular, we will be required to certify our compliance with Section 404 of the Sarbanes-Oxley Act beginning with our second annual report on Form 10-K, which will require us to furnish annually a report by management on the effectiveness of our internal control over financial reporting. In addition, unless we remain an emerging growth company and elect additional transitional relief available to emerging growth companies, our independent registered public accounting firm may be required to report on the effectiveness of our internal control over financial reporting beginning as of that second annual report on Form 10-K.

        We will continue to periodically test and update, as necessary, our internal control systems, including our financial reporting controls. In addition, we have hired additional accounting personnel in anticipation of our transition from a private company to a public company. Our actions, however, may not be sufficient to result in an effective internal control environment, and any future failure to maintain effective internal control over financial reporting could impair the reliability of our financial statements which in turn could harm our business, impair investor confidence in the accuracy and completeness of our financial reports, impair our access to the capital markets, and cause the price of our common stock to decline and subject us to regulatory penalties.

We are dependent on the use of data and modeling in our management's decision-making, and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.

        The use of statistical and quantitative models and other quantitative analyses is endemic to bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While we are not currently subject to annual Dodd-Frank Act stress testing, or DFAST, and the Comprehensive Capital Analysis and Review, or CCAR, submissions, we anticipate that model-derived testing may become more extensively implemented by regulators in the future.

        We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or, if we become subject to regulatory stress testing in the future, adverse regulatory scrutiny. Further, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.

Delinquencies, defaults and foreclosures in residential mortgages create a higher risk of repurchases and indemnity requests.

        We originate residential mortgage loans for sale to correspondent banks who may resell such mortgages to government-sponsored enterprises, such as Fannie Mae, Freddie Mac and other investors. As a part of this process, we make various representations and warranties to the purchasers that are tied to the underwriting standards under which the investors agreed to purchase the loan. If a representation or warranty proves to be untrue, we could be required to repurchase one or more of the mortgage loans or indemnify the investor. Repurchase and indemnity obligations tend to increase during weak economic times, as investors seek to pass on the risks associated with mortgage loan delinquencies to the originator of the mortgage. Although we did not repurchase any residential mortgage loans sold to correspondent banks in 2015 or 2016, if we are forced to repurchase mortgage loans in the future that we have previously sold to investors, or indemnify those investors, our business, financial condition and results of operations could be adversely affected.

A lack of liquidity could impair our ability to fund operations and could have a material adverse effect on our business, financial condition and results of operations.

        Liquidity is essential to our business. Liquidity risk is the potential that we will be unable to meet our obligations as they become due because of an inability to liquidate assets or obtain adequate funding. We require sufficient liquidity to meet customer loan requests, customer deposit maturities and withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances, including events causing industry or general financial market stress. We rely on our ability to generate deposits and effectively manage the repayment and maturity schedules of our loans and investment securities, respectively, to ensure that we have adequate liquidity to fund our operations. An inability to raise funds through deposits, borrowings, the sale of our investment securities, the sale of loans, and other sources could have a substantial negative effect on our liquidity. Our most important source of funds is deposits. As of June 30, 2017, approximately $2.2 billion, or 85.9%, of our total deposits were noninterest-bearing deposits, negotiable order of withdrawal, or NOW, savings and money market accounts. Historically our savings, money market deposit accounts, NOW and demand accounts have been stable sources of funds. However, these deposits are subject to potentially dramatic fluctuations in availability or price due to certain factors that may be outside of our control, such as a loss of confidence by customers in us or the banking sector generally, customer perceptions of our financial health and general reputation, increasing competitive pressures from other financial services firms for consumer or corporate customer deposits, changes in interest rates and returns on other investment classes, which could result in significant outflows of deposits within short periods of time or significant changes in pricing necessary to maintain current customer deposits or attract additional deposits, increasing our funding costs and reducing our net interest income and net income.

        The $355.5 million remaining balance of deposits consisted of certificates of deposit, of which $217.6 million, or 8.6% of our total deposits, were due to mature within one year. Historically, a majority of our certificates of deposit are renewed upon maturity as long as we pay competitive interest rates. These customers are, however, interest-rate conscious and may be willing to move funds into higher-yielding investment alternatives. If customers transfer money out of the Bank's deposits and into other investments such as money market funds, we would lose a relatively low-cost source of funds, increasing our funding costs and reducing our net interest income and net income.

        Other primary sources of funds consist of cash flows from operations, maturities and sales of investment securities, and proceeds from the issuance and sale of our equity and debt securities to investors. Additional liquidity is provided by our ability to borrow from the Federal Reserve Bank of Dallas and the Federal Home Loan Bank of Dallas, or the FHLB. We also may borrow funds from third-party lenders, such as other financial institutions. Our access to funding sources in amounts adequate to finance or capitalize our activities, or on terms that are acceptable to us, could be impaired by factors that affect us directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry. Our access to funding sources could also be affected by a decrease in the level of our business activity as a result of a downturn in Texas or by one or more adverse regulatory actions against us.

        Any decline in available funding could adversely impact our ability to originate loans, invest in securities, meet our expenses, or fulfill obligations such as repaying our borrowings or meeting deposit withdrawal demands, any of which could, in turn, have a material adverse effect on our business, financial condition and results of operations.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

        We may need to raise additional capital, in the form of additional debt or equity, in the future to have sufficient capital resources and liquidity to meet our commitments and fund our business needs and future growth, particularly if the quality of our assets or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. Economic conditions and a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital or make such capital only available on unfavorable terms, including interbank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve. We may not be able to obtain capital on acceptable terms—or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of our bank or counterparties participating in the capital markets or other disruption in capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition and results of operations.

The borrowing needs of our clients may increase, especially during a challenging economic environment, which could result in increased borrowing against our contractual obligations to extend credit.

        A commitment to extend credit is a formal agreement to lend funds to a client as long as there is no violation of any condition established under the agreement. The actual borrowing needs of our clients under these credit commitments have historically been lower than the contractual amount of the commitments. A significant portion of these commitments expire without being drawn upon. Because of the credit profile of our clients, we typically have a substantial amount of total unfunded credit commitments, which is not reflected on our balance sheet. As of June 30, 2017, we had $552.4 million in unfunded credit commitments to our clients. Actual borrowing needs of our clients may exceed our expectations, especially during a challenging economic environment when our clients' companies may be more dependent on our credit commitments due to the lack of available credit elsewhere, the increasing costs of credit, or the limited availability of financings from venture firms. This could adversely affect our liquidity, which could impair our ability to fund operations and meet obligations as they become due and could have a material adverse effect on our business, financial condition and results of operations. See "Risk Factors—Risks Relating to Our Business—A lack of liquidity could impair our ability to fund operations and could have a material adverse effect on our business, financial condition and results of operations."

We face strong competition from financial services companies and other companies that offer banking services.

        We operate in the highly competitive financial services industry and face significant competition for customers from financial institutions located both within and beyond our principal markets. We compete with commercial banks, savings banks, credit unions, nonbank financial services companies and other financial institutions operating within or near the areas we serve. Additionally, certain large banks headquartered outside of our markets and large community banking institutions target the same customers we do. In addition, as customer preferences and expectations continue to evolve, technology has lowered barriers to entry and made it possible for banks to expand their geographic reach by providing services over the internet and for nonbanks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems. The banking industry is experiencing rapid changes in technology, and, as a result, our future success will depend in part on our ability to address our customers' needs by using technology. Customer loyalty can be influenced by a competitor's new products, especially offerings that could provide cost savings or a higher return to the customer. Increased lending activity of competing banks following the recent downturn has also led to increased competitive pressures on loan rates and terms for high-quality credits. We may not be able to compete successfully with other financial institutions in our markets, and we may have to pay higher interest rates to attract deposits, accept lower yields to attract loans and pay higher wages for new employees, resulting in lower net interest margins and reduced profitability.

        Many of our nonbank competitors are not subject to the same extensive regulations that govern our activities and may have greater flexibility in competing for business. The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. In addition, some of our current commercial banking customers may seek alternative banking sources as they develop needs for credit facilities larger than we may be able to accommodate. Our inability to compete successfully in the markets in which we operate could have a material adverse effect on our business, financial condition or results of operations.

Negative public opinion regarding our company or failure to maintain our reputation in the communities we serve could adversely affect our business and prevent us from growing our business.

        As a community bank, our reputation within the communities we serve is critical to our success. We believe we have set ourselves apart from our competitors by building strong personal and professional relationships with our customers and being active members of the communities we serve. As such, we strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. If our reputation is negatively affected by the actions of our employees or otherwise, we may be less successful in attracting new talent and customers or may lose existing customers, and our business, financial condition and results of operations could be adversely affected. Further, negative public opinion can expose us to litigation and regulatory action and delay and impede our efforts to implement our expansion strategy, which could further adversely affect our business, financial condition and results of operations.

We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

        While we attempt to invest a significant majority of our total assets in loans (our loan-to-asset ratio was 74.6% as of June 30, 2017), we invest a percentage of our total assets (7.5% as of June 30, 2017) in investment securities with the primary objectives of providing a source of liquidity, providing an appropriate return on funds invested, managing interest rate risk, meeting pledging requirements and meeting regulatory capital requirements. As of June 30, 2017, the fair value of our available for sale investment securities portfolio was $220.3 million, which included a net unrealized loss of $17.0 million. Factors beyond our control can significantly and adversely influence the fair value of securities in our portfolio. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Although we have not recognized other-than-temporary impairment related to our investment portfolio as of June 30, 2017, changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, among other factors, may cause us to recognize realized and/or unrealized losses in future periods, which could have a material adverse effect on our business, financial condition and results of operations.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

        The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Our critical accounting policies, which are included in the section captioned "Management's Discussion and Analysis of Financial Condition and Results of

Operations" in this prospectus, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider "critical" because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our needing to revise or restate prior period financial statements, cause damage to our reputation and the price of our common stock, and adversely affect our business, financial condition and results of operations.

There could be material changes to our financial statements and disclosures if there are changes in accounting standards or regulatory interpretations of existing standards.

        From time to time the FASB or the SEC may change the financial accounting and reporting standards that govern the preparation of our financial statements. Such changes may result in us being subject to new or changing accounting and reporting standards. In addition, the bodies that interpret the accounting standards (such as banking regulators or outside auditors) may change their interpretations or positions on how new or existing standards should be applied. These changes may be beyond our control, can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retrospectively, or apply an existing standard differently and retrospectively, in each case resulting in our needing to revise or restate prior period financial statements, which could materially change our financial statements and related disclosures, cause damage to our reputation and the price of our common stock, and adversely affect our business, financial condition and results of operations.

We depend on our information technology and telecommunications systems of third parties, and any systems failures, interruptions or data breaches involving these systems could adversely affect our operations and financial condition.

        Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems including with third-party servicers and financial intermediaries. We outsource many of our major systems. Specifically, we rely on third parties for certain services, including, but not limited to, core systems processing, website hosting, internet services, monitoring our network and other processing services. Our business depends on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. The failure of these systems, a cyber security breach involving any of our third-party service providers, or the termination or change in terms of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing other issues with our third-party service providers could entail significant delay, expense and disruption of service.

        As a result, if these third-party service providers experience difficulties, are subject to cyber security breaches, or terminate their services, and we are unable to replace them with other service providers, particularly on a timely basis, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be adversely affected. Even if we are able to replace third-party service providers, it may be at a higher cost to us, which could adversely affect our business, financial condition and results of operations.

        In addition, the Bank's primary federal regulator, the Office of the Comptroller of the Currency, or OCC, has recently issued guidance outlining the expectations for third-party service provider oversight and monitoring by financial institutions. The federal banking agencies, including the OCC, have recently issued enforcement actions against financial institutions for failure in oversight of third-party providers and violations of federal banking law by such providers when performing services for financial institutions. Accordingly, our operations could be interrupted if any of our third-party service providers experience difficulty, are subject to cyber security breaches, terminate their services or fail to comply with banking regulations, which could adversely affect our business, financial condition and results of operations. In addition, our failure to adequately oversee the actions of our third-party service providers could result in regulatory actions against the Bank, which could adversely affect our business, financial condition and results of operations.

System failure or cyber security breaches of our network security could subject us to increased operating costs as well as litigation and other potential losses.

        Our computer systems and network infrastructure could be vulnerable to hardware and cyber security issues. Our operations are dependent upon our ability to protect our computer equipment against damage from fire, power loss, telecommunications failure or a similar catastrophic event. We could also experience a breach by intentional or negligent conduct on the part of employees or other internal sources. Any damage or failure that causes an interruption in our operations could have an adverse effect on our financial condition and results of operations. In addition, our operations are dependent upon our ability to protect our computer systems and network infrastructure, including our digital, mobile and internet banking activities, against damage from physical break-ins, cyber security breaches and other disruptive problems caused by the internet or other users. Such computer break-ins and other disruptions would jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure, which may result in significant liability, damage our reputation and inhibit the use of our internet banking services by current and potential customers. We regularly add additional security measures to our computer systems and network infrastructure to mitigate the possibility of cyber security breaches, including firewalls and penetration testing. However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as acts of cyber-crime. Increasing sophistication of cyber criminals and terrorists make keeping up with new threats difficult and could result in a system breach. Controls employed by our information technology department and cloud vendors could prove inadequate. A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have an adverse effect on our business, financial condition and results of operations.

We have a continuing need for technological change, and we may not have the resources to effectively implement new technology, or we may experience operational challenges when implementing new technology or technology needed to compete effectively with larger institutions may not be available to us on a cost effective basis.

        The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, at least in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in our operations as we continue to grow and expand our products and service offerings. We may experience operational challenges as we implement these new technology enhancements or products, which could impair our ability to realize the anticipated benefits from such new technology or require us to incur significant costs to remedy any such challenges in a timely manner.

        Many of our larger competitors have substantially greater resources to invest in technological improvements. Third parties upon which we rely for our technology needs may not be able to develop on a cost-effective basis systems that will enable us to keep pace with such developments. As a result, they may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may lose customers seeking new technology-driven products and services to the extent we are unable to provide such products and services. Accordingly, the ability to keep pace with technological change is important and the failure to do so could adversely affect our business, financial condition and results of operations.

We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential or proprietary information of individuals could damage our reputation and otherwise adversely affect our operations and financial condition.

        Our business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. We are subject to complex and evolving laws and regulations governing the privacy and protection of personal information of individuals (including customers, employees, suppliers and other third parties). For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal banking regulators and states have also enacted data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Ensuring that our collection, use, transfer and storage of personal information complies with all applicable laws and regulations can increase our costs.

        Furthermore, we may not be able to ensure that all of our clients, suppliers, counterparties and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under personal information laws and regulations. Concerns regarding the effectiveness of our measures to safeguard personal information, or even the perception that such measures are inadequate, could cause us to lose customers or potential customers for our products and services and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our operations and financial condition.

We are subject to certain operational risks, including, but not limited to, customer, employee or third-party fraud and data processing system failures and errors.

        Because we are a financial institution, employee errors and employee or customer misconduct could subject us in particular to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information, each of which can be particularly damaging for financial institutions. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

        We maintain a system of internal controls to mitigate operational risks, including data processing system failures and errors and customer or employee fraud, as well as insurance coverage designed to protect us from material losses associated with these risks, including losses resulting from any associated business interruption. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could adversely affect our business, financial condition and results of operations.

We depend on the accuracy and completeness of information provided to us by our borrowers and counterparties and any misrepresented information could adversely affect our business, results of operations and financial condition.

        In deciding whether to approve loans or to enter into other transactions with borrowers and counterparties, we rely on information furnished to us by, or on behalf of, borrowers and counterparties, including financial statements, credit reports and other financial information. We also rely on representations of borrowers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected and we may be subject to regulatory action. Whether a misrepresentation is made by the loan applicant, another third party, or one of our employees, we generally bear the risk of loss associated with the misrepresentation. Our controls and processes may not have detected, or may not detect all, misrepresented information in our loan originations or from our business clients. Any such misrepresented information could adversely affect our business, financial condition and results of operations.

We may be subject to environmental liabilities in connection with the real properties we own and the foreclosure on real estate assets securing our loan portfolio.

        In the course of our business, we may purchase real estate in connection with our acquisition and expansion efforts, or we may foreclose on and take title to real estate or otherwise be deemed to be in control of property that serves as collateral on loans we make. As a result, we could be subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

        The cost of removal or abatement may substantially exceed the value of the affected properties or the loans secured by those properties, we may not have adequate remedies against the prior owners or other responsible parties and we may not be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced or we may elect not to foreclose on the property and, as a result, we may suffer a loss upon collection of the loan. Any significant environmental liabilities could have a material adverse effect on our business, financial condition and results of operations.

We are subject to claims and litigation pertaining to intellectual property in addition to other litigation in the ordinary course of business.

        Banking and other financial services companies, such as our company, rely on technology companies to provide information technology products and services necessary to support their day-to-day operations. Technology companies frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. Competitors of our vendors, or other individuals or companies, may from time to time claim to hold intellectual property sold to us by our vendors. Such claims may increase in the future as the financial services sector becomes more reliant on information technology vendors. The plaintiffs in these actions frequently seek injunctions and substantial damages.

        Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, we may have to engage in protracted litigation. Such litigation is often expensive, time-consuming, disruptive to our operations and distracting to management. If we are found to infringe one or more patents or other intellectual property rights, we may be required to pay substantial damages or royalties to a third party. In certain cases, we may consider entering into licensing agreements for disputed intellectual property, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase our operating expenses. If legal matters related to intellectual property claims were resolved against us or settled, we could be required to make payments in amounts that could have a material adverse effect on our business, financial condition and results of operations.

        In addition to litigation relating to intellectual property, we are regularly involved in litigation matters in the ordinary course of business. While we believe that these litigation matters should not have a material adverse effect on our business, financial condition, results of operations or future prospects, we may be unable to successfully defend or resolve any current or future litigation matters, in which case those litigation matters could have a material adverse effect on our business, financial condition and results of operations.

We have entered into employment agreements with certain of our officers, which may increase our compensation costs upon the occurrence of certain events or increase the cost of acquiring us.

        We have entered into employment agreements with certain of our officers, which may increase our compensation costs upon the occurrence of certain events or increase the cost of acquiring us. In the event of termination of employment other than for cause, or in the event of certain types of termination following a change in control, as set forth in the employment agreement, the agreement will provide for cash severance benefits based on such officers' current base salaries and the terms of such agreements. For additional information see "Executive Compensation."

If the goodwill that we have recorded or may record in connection with a business acquisition becomes impaired, it could require charges to earnings, which could have a material adverse effect on our business, financial condition and results of operations.

        Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets we acquired in connection with the purchase of another financial institution. We review goodwill for impairment at least annually, or more frequently if a triggering event occurs which indicates that the carrying value of the asset might be impaired.

        Our goodwill impairment test involves a two-step process. Under the first step, the estimation of fair value of the reporting unit is compared to its carrying value including goodwill. If step one indicates a potential impairment, the second step is performed to measure the amount of impairment, if any. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in our results of operations in the periods in which they become known. As of June 30, 2017, our goodwill totaled $81.0 million. While we have not recorded any impairment charges since we initially recorded the goodwill, there can be no assurance that our future evaluations of our existing goodwill or goodwill we may acquire in the future will not result in findings of impairment and related write-downs, which could adversely affect our business, financial condition and results of operations.

Risks Related to the Regulation of Our Industry

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could adversely affect us.

        Banking is highly regulated under federal and state law. As such, we are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. These laws and regulations are not intended to protect our shareholders. Rather, these laws and regulations are intended to protect customers, depositors, the Deposit Insurance Fund and the overall financial stability of the United States. These laws and regulations, among other matters, prescribe minimum capital requirements, impose limitations on the business activities in which we can engage, limit the dividend or distributions that the Bank can pay to us, restrict the ability of institutions to guarantee our debt and impose certain specific accounting requirements on us that may be more restrictive and may result in greater or earlier charges to earnings or reductions in our capital than GAAP would require. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our securities. Further, any new laws, rules and regulations, such as the Dodd-Frank Act, could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition and results of operations.

The ongoing implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, could adversely affect our business, financial condition, and results of operations.

        On July 21, 2010, the Dodd-Frank Act was signed into law, and the process of implementation is ongoing. The Dodd-Frank Act imposes significant regulatory and compliance changes on many industries, including ours. There remains significant uncertainty surrounding the manner in which the provisions of the Dodd-Frank Act will ultimately be implemented by the various regulatory agencies and the full extent of the impact of the requirements on our operations is unclear, especially in light of the Trump administration's recent executive order calling for a full review of the Dodd-Frank Act and the regulations promulgated under it. The changes resulting from the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, require the development of new compliance infrastructure, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require us to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. Failure to comply with the new requirements or with any future changes in laws or regulations could adversely affect our business, financial condition and results of operations.

Federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations could adversely affect us.

        As part of the bank regulatory process, the OCC and the Federal Reserve System periodically conduct examinations of our business, including compliance with laws and regulations. If, as a result of an examination, one of these federal banking agencies were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, asset sensitivity, risk management or other aspects of any of our operations have become unsatisfactory, or that our Company, the Bank or their respective management were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital levels, to restrict our growth, to assess civil monetary penalties against us, the Bank or their respective officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the Bank's deposit insurance. If we become subject to such regulatory actions, our business, financial condition, results of operations and reputation could be adversely affected.

We recently became subject to more stringent capital requirements, which may result in lower returns on equity, require the raising of additional capital, limit our ability to repurchase shares or pay dividends and discretionary bonuses, or result in regulatory action.

        The Dodd-Frank Act requires the federal banking agencies to establish stricter risk-based capital requirements and leverage limits to apply to banks and bank and savings and loan holding companies. In July 2013, the federal banking agencies published new capital rules, referred to herein as the Basel III capital rules, which revised their risk-based and leverage capital requirements and their method for calculating risk-weighted assets. The Basel III capital rules apply to all bank holding companies with $1.0 billion or more in consolidated assets and all banks regardless of size. The Basel III capital rules became effective as applied to us on January 1, 2015, with a phase-in period for the new capital conservation buffer that generally extends from January 1, 2015 through January 1, 2019. See "Supervision and Regulation—CBTX, Inc.—Revised Rules on Regulatory Capital."

        As a result of the enactment of the Basel III capital rules, we became subject to increased required capital levels. Our inability to comply with these more stringent capital requirements could, among other things, result in lower returns on equity; require the raising of additional capital; limit our ability to repurchase shares or pay dividends and discretionary bonuses; or result in regulatory actions, any of which could adversely affect our business, financial condition and results of operations.

Many of our new activities and expansion plans require regulatory approvals, and failure to obtain them may restrict our growth.

        We intend to complement and expand our business by pursuing strategic acquisitions of financial institutions and other complementary businesses, and expansion of the Bank's banking location network, or de novo branching. Generally, we must receive federal regulatory approval before we can acquire a depository institution or related business insured by the Federal Deposit Insurance Corporation, or FDIC, or before we open a de novo branch. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects, and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution's record of compliance under the Community Reinvestment Act, or the CRA) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all. We may also be required to sell banking locations as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of any acquisition.

Financial institutions, such as the Bank, face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

        The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the USA PATRIOT Act, and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network, established by the U.S. Department of the Treasury, or the Treasury Department, to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and the Internal Revenue Service. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department's Office of Foreign Assets Control.

        In order to comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our anti-money laundering program. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the inability to obtain regulatory approvals to proceed with certain aspects of our business plans, including acquisitions and de novo branching.

We are subject to numerous laws designed to protect consumers, including the Community Reinvestment Act, or CRA, and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

        The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The Consumer Financial Protection Bureau, or CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of federal consumer financial laws with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are "unfair, deceptive, or abusive" in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. The ongoing broad rulemaking powers of the CFPB have potential to have a significant impact on the operations of financial institutions offering consumer financial products or services. The CFPB has indicated that it may propose new rules on overdrafts and other consumer financial products or services, which could have a material adverse effect on our business, financial condition and results of operations if any such rules limit our ability to provide such financial products or services.

        A successful regulatory challenge to an institution's performance under the CRA, fair lending laws or regulations, or consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with economic and trade sanctions or with applicable anti-corruption laws could have a material adverse effect on our business, financial condition and results of operations.

        The Office of Foreign Assets Control, or OFAC, administers and enforces economic and trade sanctions against targeted foreign countries and regimes, under authority of various laws, including designated foreign countries, nationals and others. We are responsible for, among other things, blocking accounts of, and transactions with, such persons and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked transactions after their occurrence. Through our Company and the Bank, and our agents and employees, we are subject to the Foreign Corrupt Practices Act, or the FCPA, which prohibits offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a non-U.S. government official in order to influence official action or otherwise gain an unfair business advantage. The Company is also subject to applicable anti-corruption laws in the jurisdictions in which it may operate. The Company has implemented policies, procedures, and internal controls that are designed to comply with economic and trade sanctions or with applicable anti-corruption laws, including the FCPA. Failure to comply with economic and trade sanctions or with applicable anti-corruption laws, including the FCPA, could have serious legal and reputational consequences for us.

Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.

        Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered "predatory." These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending and loan investment activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

The expanding body of federal, state and local regulations and/or the licensing of loan servicing, collections or other aspects of our business and our sales of loans to third parties may increase the cost of compliance and the risks of noncompliance and subject us to litigation.

        We service some of our own loans, and loan servicing is subject to extensive regulation by federal, state and local governmental authorities, as well as various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities, including delaying or temporarily preventing foreclosures or forcing the modification of certain mortgages. If regulators impose new or more restrictive requirements, we may incur additional significant costs to comply with such requirements, which may further adversely affect us. In addition, were we to be subject to regulatory investigation or regulatory action regarding our loan modification and foreclosure practices, our financial condition and results of operation could be adversely affected.

        In addition, we and our legacy companies have sold loans to third parties. In connection with these sales, we or certain of our subsidiaries or legacy companies make or have made various representations and warranties, breaches of which may result in a requirement that we repurchase the loans, or otherwise make whole or provide other remedies to counterparties. These aspects of our business or our failure to comply with applicable laws and regulations could possibly lead to: civil and criminal liability; loss of licensure; damage to our reputation in the industry; fines and penalties and litigation, including class action lawsuits; and administrative enforcement actions. Any of these outcomes could materially and adversely affect us.

Potential limitations on incentive compensation contained in proposed federal agency rulemaking may adversely affect our ability to attract and retain our highest performing employees.

        In April 2011 and May 2016, the Federal Reserve, other federal banking agencies and the SEC jointly published proposed rules designed to implement provisions of the Dodd-Frank Act prohibiting incentive compensation arrangements that would encourage inappropriate risk taking at covered financial institutions, which includes a bank or bank holding company with $1 billion or more in assets, such as the Bank. It cannot be determined at this time whether or when a final rule will be adopted and whether compliance with such a final rule will substantially affect the manner in which we structure compensation for our executives and other employees. Depending on the nature and application of the final rules, we may not be able to successfully compete with certain financial institutions and other companies that are not subject to some or all of the rules to retain and attract executives and other high performing employees. If this were to occur, relationships that we have established with our clients may be impaired and our business, financial condition and results of operations could be adversely affected, perhaps materially.

Increases in FDIC insurance premiums could adversely affect our earnings and results of operations.

        We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. As a result of economic conditions and the enactment of the Dodd-Frank Act, the FDIC has in recent years increased deposit insurance assessment rates, which in turn raised deposit premiums for many insured depository institutions. In 2010, the FDIC increased the Deposit Insurance Fund's target reserve ratio to 2.0% of insured deposits following the Dodd-Frank Act's elimination of the 1.5% cap on the insurance fund's reserve ratio, and the FDIC has put in place a restoration plan to restore the Deposit Insurance Fund to its 1.35% minimum reserve ratio managed by the Dodd-Frank Act by September 30, 2020. If recent increases in premiums are insufficient for the Deposit Insurance Fund to meet its funding requirements, further special assessments or increases in deposit insurance premiums may be required. Further, if there are additional financial institution failures that affect the Deposit Insurance Fund, we may be required to pay higher FDIC premiums. Our FDIC insurance related costs were approximately $1.7 million for the years ended December 31, 2016 and December 31, 2015. Any future additional assessments, increases or required prepayments in FDIC insurance premiums could adversely affect our earnings and results of operations.

The Federal Reserve may require us to commit capital resources to support the Bank.

        The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the "source of strength" doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank at times when the bank holding company may not be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress.

        A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection. Any loan by a bank holding company to its subsidiary bank is subordinate in right with payment to deposits and certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by a bank holding company for the purpose of making a capital injection to a subsidiary bank often becomes more difficult and expensive relative to other corporate borrowings.

We could be adversely affected by the soundness of other financial institutions.

        Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect our business, financial condition and results of operations.

Monetary policies and regulations of the Federal Reserve could adversely affect our business, financial condition and results of operations.

        In addition to being affected by general economic conditions, our earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the U.S. money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market purchases and sales of securities by the Federal Reserve, adjustments of both the discount rate and the federal funds rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

        The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. Although we cannot determine the effects of such policies on us at this time, such policies could adversely affect our business, financial condition and results of operations.

We are subject to commercial real estate lending guidance issued by the federal banking regulators that impacts our operations and capital requirements.

        The OCC and the other federal bank regulatory agencies have promulgated joint guidance on sound risk management practices for financial institutions regarding concentrations in commercial real estate lending. Under the guidance, a financial institution that, like us, is actively involved in commercial real estate lending should perform a risk assessment to identify concentrations. A financial institution may have a concentration in commercial real estate lending if, among other factors, (1) total reported loans for construction, land acquisition and development, and other land represent 100% or more of total capital, or (2) total reported loans secured by multi-family and nonfarm residential properties, loans for construction, land acquisition and development and other land, and loans otherwise sensitive to the general commercial real estate market, including loans to commercial real estate related entities, represent 300% or more of total capital. At June 30, 2017, the Bank's ratios under these tests were 125.1% and 300.0%, respectively. The particular focus of the guidance is on exposure to commercial real estate loans that are dependent on the cash flow from the real estate held as collateral and that are likely to be at greater risk to conditions in the commercial real estate market (as opposed to real estate collateral held as a secondary source of repayment or as an abundance of caution). The purpose of the guidance is to guide banks in developing risk management practices and capital levels commensurate with the level and nature of real estate concentrations. The guidance states that management should employ heightened risk management practices including board and management oversight and strategic planning, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing. While we believe we have implemented policies and procedures with respect to our commercial real estate loan portfolio consistent with this guidance, bank regulators could require us to implement additional policies and procedures consistent with their interpretation of the guidance that may result in additional costs to us or that may result in a curtailment of our commercial real estate lending and/or the requirement that we maintain higher levels of regulatory capital, either of which would adversely affect our loan originations and profitability.

Risks Related to an Investment in our Common Stock

There is currently no regular market for our common stock. An active, liquid market for our common stock may not develop or be sustained upon completion of this offering, which may impair your ability to sell your shares.

        Our common stock is not currently traded on an established public trading market. As a result, there is no regular market for our common stock. We have applied to list our common stock on the Nasdaq Global Select Market, but an active, liquid trading market for our common stock may not develop or be sustained following this offering. A public trading market having the desired characteristics of depth, liquidity and orderliness depends upon the presence in the marketplace and independent decisions of willing buyers and sellers of our common stock, over which we have no control. Without an active, liquid trading market for our common stock, shareholders may not be able to sell their shares at the volume, prices and times desired. Moreover, the lack of an established market could materially and adversely affect the value of our common stock. The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

The market price of our common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, prices and times desired.

        The market price of our common stock may be highly volatile, which may make it difficult for you to resell your shares at the volume, prices and times desired. There are many factors that may affect the market price and trading volume of our common stock, including, without limitation:

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  actual or anticipated fluctuations in our operating results, financial condition or asset quality;

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  changes in economic or business conditions;

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  the effects of, and changes in, trade, monetary and fiscal policies, including the interest rate policies of the Federal Reserve;

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  publication of research reports about us, our competitors, or the financial services industry generally, or changes in, or failure to meet, securities analysts' estimates of our financial and operating performance, or lack of research reports by industry analysts or ceasing of coverage;

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  operating and stock price performance of companies that investors deemed comparable to us;

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  additional or anticipated sales of our common stock or other securities by us or our existing shareholders;

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  additions or departures of key personnel;

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  perceptions in the marketplace regarding our competitors or us, including the perception that investment in Texas is unattractive or less attractive during periods of low oil prices;

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  significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving our competitors or us;

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  other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services; and

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  other news, announcements or disclosures (whether by us or others) related to us, our competitors, our primary markets or the financial services industry.

        The stock market and, in particular, the market for financial institution stocks have experienced substantial fluctuations in recent years, which in many cases have been unrelated to the operating performance and prospects of particular companies. In addition, significant fluctuations in the trading volume in our common stock may cause significant price variations to occur. Increased market volatility may materially and adversely affect the market price of our common stock, which could make it difficult to sell your shares at the volume, prices and times desired.

The market price of our common stock could decline significantly due to actual or anticipated issuances or sales of our common stock in the future.

        Actual or anticipated issuances or sales of substantial amounts of our common stock following this offering could cause the market price of our common stock to decline significantly and make it more difficult for us to sell equity or equity-related securities in the future at a time and on terms that we deem appropriate. The issuance of any shares of our common stock in the future also would, and equity-related securities could, dilute the percentage ownership interest held by shareholders prior to such issuance. Our certificate of formation authorizes us to issue up to 90,000,000 shares of our common stock,            of which will be outstanding following the completion of this offering (or            shares if the underwriters exercise in full their option to purchase additional shares). All of the shares of common stock sold in this offering will be freely tradable, except that any shares purchased by our "affiliates" (as that term is defined in Rule 144 under the Securities Act of 1933, as amended, or the Securities Act) may be resold only in compliance with the limitations described under "Shares Eligible for Future Sale." The remaining            outstanding shares of our common stock will be deemed to be "restricted securities" as that term is defined in Rule 144, and may be resold in the United States only if they are registered for resale under the Securities Act or an exemption, such as Rule 144, is available. We also intend to file a registration statement on Form S-8 under the Securities Act to register an aggregate of approximately 895,314 shares of common stock issued or reserved for issuance under our equity incentive plans. We may issue all of these shares without any action or approval by our shareholders, and these shares, once issued (including upon exercise of outstanding options), will be available for sale into the public market, subject to the restrictions described above, if applicable, for affiliate holders.

        Further, in connection with this offering, we, our directors, our executive officers and certain shareholders have agreed to enter into lock-up agreements that restrict the sale of their holdings of our common stock for a period of 180 days from the date of this prospectus, subject to an extension in certain circumstances. The underwriters, in their discretion, may release any of the shares of our common stock subject to these lock-up agreement at any time without notice. In addition, after this offering, approximately            shares of our common stock will not be subject to lock-up. The resale of such shares could cause the market price of our stock to drop significantly, and concerns that those sales may occur could cause the trading price of our common stock to decrease or to be lower than it should be.

        In addition, we may issue shares of our common stock or other securities from time to time as consideration for future acquisitions and investments and pursuant to compensation and incentive plans. If any such acquisition or investment is significant, the number of shares of our common stock, or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial. We may also grant registration rights covering those shares of our common stock or other securities in connection with any such acquisitions and investments.

        We cannot predict the size of future issuances of our common stock or the effect, if any, that future issuances and sales of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares of our common stock issued in connection with an acquisition or under a compensation or incentive plan), or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock and could impair our ability to raise capital through future sales of our securities.

The obligations associated with being a public company will require significant resources and management attention, which will increase our costs of operations and may divert focus from our business operations.

        As a public company, we will face increased legal, accounting, administrative and other costs and expenses that we have not incurred as a private company, particularly after we no longer qualify as an emerging growth company. We expect to incur incremental costs related to operating as a public company of approximately $700,000 annually, although there can be no assurance that these costs will not be higher, particularly when we no longer qualify as an emerging growth company. After the completion of this offering, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which requires that we file annual, quarterly and current reports with respect to our business and financial condition and proxy and other information statements, and the rules and regulations implemented by the SEC, the Sarbanes-Oxley Act, the Dodd-Frank Act, the PCAOB and the Nasdaq Global Select Market, each of which imposes additional reporting and other obligations on public companies. As a public company, compliance with these reporting requirements and other SEC and the Nasdaq Global Select Market rules will make certain operating activities more time-consuming, and we will also incur significant new legal, accounting, insurance and other expenses. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management's attention from implementing our operating strategy, which could prevent us from successfully implementing our strategic initiatives and improving our results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, we cannot predict or estimate the amount of additional costs we may incur in order to comply with these requirements. We anticipate that these costs will materially increase our general and administrative expenses and such increases will reduce our profitability.

Investors in this offering will experience immediate and substantial dilution.

        The initial public offering price is expected to be substantially higher than the tangible book value per share of our common stock immediately following this offering. Therefore, if you purchase shares in this offering, you will experience immediate and substantial dilution in tangible book value per share in relation to the price that you paid for your shares. We expect the dilution as a result of this offering to be $      per share, based on an assumed initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and our pro forma tangible book value of $      per share as of June 30, 2017. Accordingly, if we were liquidated at our pro forma tangible book value, you would not receive the full amount of your investment. See "Dilution."

Securities analysts may not initiate or continue coverage on us.

        The trading market for our common stock will depend, in part, on the research and reports that securities analysts publish about us and our business. We do not have any control over these securities analysts, and they may not cover us. If one or more of these analysts cease to cover us or fail to publish regular reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our common stock to decline. If we are covered by securities analysts and are the subject of an unfavorable report, the price of our common stock may decline.

Our management and board of directors have significant control over our business.

        As of September 15, 2017, our directors and named executive officers beneficially owned an aggregate of 7,126,792 shares, or approximately 32.2%, of our issued and outstanding shares of common stock.

        Following the completion of this offering, our directors and named executive officers will beneficially own approximately            % of our outstanding common stock as a group (or       % if the underwriters exercise in full their option to purchase additional shares of common stock). Consequently, our management and board of directors may be able to significantly affect our affairs and policies, including the outcome of the election of directors and the potential outcome of other matters submitted to a vote of our shareholders, such as mergers, the sale of substantially all of our assets and other extraordinary corporate matters. This influence may also have the effect of delaying or preventing changes of control or changes in management, or limiting the ability of our other shareholders to approve transactions that they may deem to be in the best interests of our Company. The interests of these insiders could conflict with the interests of our other shareholders, including you.

We have broad discretion in the use of the net proceeds to us from this offering, and our use of these proceeds may not yield a favorable return on your investment.

        We intend to use the net proceeds to us from this offering to further implement our expansion strategy, fund organic growth in our banking markets and for general corporate purposes. We have not specifically allocated the amount of net proceeds to us that will be used for these purposes and our management will have broad discretion over how these proceeds are used and could spend these proceeds in ways with which you may not agree. In addition, we may not use the net proceeds to us from this offering effectively or in a manner that increases our market value or enhances our profitability. We have not established a timetable for the effective deployment of the net proceeds to us, and we cannot predict how long it will take to deploy these proceeds. Investing the net proceeds to us in securities until we are able to deploy these proceeds will provide lower yields than we generally earn on loans, which may have an adverse effect on our profitability. Although we may, from time to time in the ordinary course of business, evaluate potential acquisition opportunities that we believe provide attractive risk-adjusted returns, we do not have any immediate plans, arrangements or understandings relating to any acquisitions, nor are we engaged in negotiations with any potential acquisition targets. Likewise, although we regularly consider establishing de novo banking locations and organic growth initiatives within our current and potential new markets, we do not have any immediate plans, arrangements or understandings relating to the establishment of any de novo banking locations or any other organic growth initiatives outside of the ordinary course of business.

The holders of our existing debt obligations, as well as debt obligations that may be outstanding in the future, will have priority over our common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest.

        In the event of any liquidation, dissolution or winding up of the Company, our common stock would rank below all claims of debt holders against us. As of June 30, 2017, we had outstanding approximately $25.5 million of senior debt obligations relating to advances on our line of credit loan secured by the capital stock of the Bank, and approximately $6.7 million in aggregate principal amount of junior subordinated debentures issued to statutory trusts that, in turn, have issued and outstanding $10.5 million of trust preferred securities. Payments of the principal and interest on the trust preferred securities are conditionally guaranteed by us. Our debt obligations are senior to our shares of common stock. As a result, we must make payments on our debt obligations before any dividends can be paid on our common stock. In the event of our bankruptcy, dissolution or liquidation, the holders of our debt obligations must be satisfied before any distributions can be made to the holders of our common stock. We have the right to defer distributions on our junior subordinated debentures (and the related trust preferred securities) for up to five years, during which time no dividends may be paid to holders of our common stock. To the extent that we issue additional debt obligations or junior subordinated debentures, the additional debt obligations or additional junior subordinated debentures will be of equal rank with, or senior to, our existing debt obligations and senior to our shares of common stock.

We may issue shares of preferred stock in the future, which could make it difficult for another company to acquire us or could otherwise adversely affect holders of our common stock, which could depress the price of our common stock.

        Our certificate of formation authorizes us to issue up to 10,000,000 shares of one or more series of preferred stock. Our board of directors will have the authority to determine the preferences, limitations and relative rights of shares of preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preferred stock could be issued with voting, liquidation, dividend and other rights superior to the rights of our common stock. The potential issuance of preferred stock may delay or prevent a change in control of us, discouraging bids for our common stock at a premium over the market price, and materially adversely affect the market price and the voting and other rights of the holders of our common stock.

We are dependent upon the Bank for cash flow, and the Bank's ability to make cash distributions is restricted.

        Our primary tangible asset is the stock of the Bank. As such, we depend upon the Bank for cash distributions (through dividends on the Bank's common stock) that we use to pay our operating expenses, satisfy our obligations (including our subordinated debentures and our other debt obligations) and to pay dividends on our common stock. Federal statutes, regulations and policies restrict the Bank's ability to make cash distributions to us. These statutes and regulations require, among other things, that the Bank maintain certain levels of capital in order to pay a dividend. Further, the OCC has the ability to restrict the Bank's payment of dividends by supervisory action. If the Bank is unable to pay dividends to us, we will not be able to satisfy our obligations or pay dividends on our common stock.

Our dividend policy may change without notice, and our future ability to pay dividends is subject to restrictions.

        Historically, our board of directors has declared dividends on our common stock payable in the month following the end of each calendar quarter, and we anticipate that following this offering, we will continue paying a quarterly dividend on our common stock in an amount equal to approximately $0.05 per share per quarter. Although we have historically paid dividends to our shareholders and currently intend to generally maintain our current dividend levels, we have no obligation to continue doing so and may change our dividend policy at any time without notice to holders of our common stock. Holders of our common stock are only entitled to receive such cash dividends as our board of directors, in its discretion, may declare out of funds legally available for such payments. Furthermore, consistent with our strategic plans, growth initiatives, capital availability, projected liquidity needs, and other factors, we have made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends paid to holders of our common stock.

        We are a separate and distinct legal entity from the Bank. We receive substantially all of our revenue from dividends paid to us by the Bank, which we use as the principal source of funds to pay our expenses and to pay dividends to our shareholders, if any. Various federal and/or state laws and regulations limit the amount of dividends that the Bank may pay us. If the Bank does not receive regulatory approval or does not maintain a level of capital sufficient to permit it to make dividend payments to us while maintaining adequate capital levels, our ability to pay our expenses and our business, financial condition or results of operations could be materially and adversely impacted.

        As a bank holding company, we are subject to regulation by the Federal Reserve. The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization's overall asset quality, current and prospective earnings and level, composition and quality of capital. The guidance provides that we inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to our capital structure, including interest on the subordinated debentures underlying our trust preferred securities and our other debt obligations. If required payments on our outstanding junior subordinated debentures, held by our unconsolidated subsidiary trusts, or our other debt obligations, are not made or are deferred, or dividends on any preferred stock we may issue are not paid, we will be prohibited from paying dividends on our common stock.

Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our board of directors or management.

        Our certificate of formation and our bylaws (each as amended and restated and in effect prior to the completion of this offering) may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control or a replacement of our board of directors or management. Our governing documents include provisions that:

  •
  empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are to be set by our board of directors;

  •
  provide that directors may only be removed from office for cause and only upon a majority shareholder vote;

  •
  eliminate cumulative voting in elections of directors;

  •
  permit our board of directors to alter, amend or repeal our amended and restated bylaws or to adopt new bylaws;

  •
  require the request of holders of at least 50.0% of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders' meeting;

  •
  prohibit shareholder action by less than unanimous written consent, thereby requiring virtually all actions to be taken at a meeting of the shareholders;

  •
  require shareholders that wish to bring business before annual or special meetings of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, to provide timely notice of their intent in writing; and

  •
  enable our board of directors to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors.

        In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution or its holding company. These laws include the Bank Holding Company Act of 1956, as amended, or the BHC Act, and the Change in Bank Control Act, or the CBCA. These laws could delay or prevent an acquisition.

        Furthermore, our amended and restated certificate of formation provides that the state courts located in Jefferson County, Texas, the county in which Beaumont is located, will be the exclusive forum for: (a) any actual or purported derivative action or proceeding brought on our behalf, (b) any action asserting a claim of breach of fiduciary duty by any of our directors or officers, (c) any action asserting a claim against us or our directors or officers arising pursuant to the Texas Business Organizations Code, or TBOC, our certificate of formation, or our bylaws; or (d) any action asserting a claim against us or our officers or directors that is governed by the internal affairs doctrine. By becoming a shareholder of our Company, you will be deemed to have notice of and have consented to the provisions of our amended and restated certificate of formation related to choice of forum. The choice of forum provision in our amended and restated certificate of formation may limit our shareholders' ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of formation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, operating results, and financial condition.

The return on your investment in our common stock is uncertain.

        An investor in our common stock may not realize a substantial return on his or her investment, or may not realize any return at all. Further, as a result of the uncertainty and risks associated with our operations, many of which are described in this "Risk Factors" section, it is possible that an investor could lose his or her entire investment.

An investment in our common stock is not an insured deposit and is subject to risk of loss.

        Any shares of our common stock you purchase in this offering will not be savings accounts, deposits or other obligations of any of our bank or nonbank subsidiaries and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "should," "could," "predict," "potential," "believe," "will likely result," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "would" and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

        There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

  •
  the effect of Hurricane Harvey on our markets and business;

  •
  natural disasters and adverse weather, acts of terrorism, an outbreak of hostilities or other international or domestic calamities, and other matters beyond our control;

  •
  the geographic concentration of our markets in Beaumont and Houston, Texas;

  •
  our ability to prudently manage our growth and execute our strategy;

  •
  risks associated with our acquisition and de novo branching strategy;

  •
  changes in management personnel;

  •
  the amount of nonperforming and classified assets that we hold;

  •
  time and effort necessary to resolve nonperforming assets;

  •
  deterioration of our asset quality;

  •
  interest rate risk associated with our business;

  •
  business and economic conditions generally and in the financial services industry, nationally and within our primary markets;

  •
  volatility and direction of oil prices and the strength of the energy industry, generally and within Texas;

  •
  the composition of our loan portfolio, including the identity of our borrowers and the concentration of loans in specialized industries;

  •
  changes in the value of collateral securing our loans;

  •
  our ability to maintain important deposit customer relationships and our reputation;

  •
  our ability to maintain effective internal control over financial reporting;

  •
  operational risks associated with our business;

  •
  increased competition in the financial services industry, particularly from regional and national institutions;

  •
  volatility and direction of market interest rates;

  •
  liquidity risks associated with our business;

  •
  systems failures or interruptions involving our information technology and telecommunications systems or third-party servicers;

  •
  environmental liability associated with our lending activities;

  •
  the institution and outcome of litigation and other legal proceedings against us or to which we may become subject;

  •
  changes in the laws, rules, regulations, interpretations or policies relating to financial institution, accounting, tax, trade, monetary and fiscal matters;

  •
  further government intervention in the U.S. financial system; and

  •
  other factors that are discussed in the section entitled "Risk Factors," beginning on page 17.

        The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

 USE OF PROCEEDS

        Assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, we estimate that the net proceeds to us from the sale of our common stock in this offering after deducting underwriting discounts and estimated offering expenses will be approximately $         million, or approximately $        million if the underwriters elect to exercise in full their option to purchase additional shares.

        Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us of this offering by $        million, or $        million if the underwriters exercise in full their option to purchase additional shares, after deducting underwriting discounts and estimated offering expenses.

        We intend to use the net proceeds from this offering to support our organic growth and for general corporate purposes, including maintenance of our required regulatory capital, and potential future acquisition opportunities. From time to time, we evaluate and conduct due diligence with respect to potential acquisition candidates and may enter into letters of intent, although we do not have any current plans, arrangements or understandings to make material acquisitions. Our management will retain broad discretion to allocate the net proceeds of this offering and we may elect to contribute a portion of the net proceeds to the Bank as regulatory capital. The precise amounts and timing of our use of the proceeds will depend upon market conditions and other factors.

 DIVIDEND POLICY

Dividends

        It has been our policy to pay a dividend to our shareholders as a return on their investment. We have historically declared dividends in the amount of $0.05 per share payable in the month following the end of each calendar quarter.

        We intend to continue our current dividend policy of quarterly dividends of $0.05 per share; however, our dividend policy may change with respect to the payment of dividends as a return on investment, and our board of directors may change or eliminate the payment of future dividends at its discretion, without notice to our shareholders. Any future determination to pay dividends to holders of our common stock will be dependent upon our results of operations, financial condition, capital requirements, banking regulations, contractual restrictions (including the restrictions discussed below), and any other factors that our board of directors may deem relevant.

        The following table shows recent quarterly dividends that have been paid on our common stock with respect to the periods indicated. The amounts set forth in the following table have been adjusted to give effect to a 2-for-1 stock split, whereby each shareholder of our common stock will receive one additional share of common stock for each share owned as of the record date of September 30, 2017, in the form of a stock dividend that will be distributed on October 13, 2017. The effect of the stock split on per share figures has been retroactively applied to all periods presented.

(Dollars in thousands, except per share data)	Per share dividend amount	Total cash dividends declared
2015:
First quarter	$0.05	$1,125
Second quarter	0.05	1,125
Third quarter	0.05	1,122
Fourth quarter	0.05	1,115

Total 2015	$0.20	$4,487
2016:
First quarter	$0.05	$1,120
Second quarter	0.05	1,090
Third quarter	0.05	1,083
Fourth quarter	0.05	1,103

Total 2016	$0.20	$4,396
2017:
First quarter	$0.05	$1,103
Second quarter	0.05	1,103
Third quarter	$0.05	$1,103

Dividend Restrictions

        As a bank holding company, our ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. See "Supervision and Regulation—CBTX, Inc.—Regulatory Restrictions on Dividends; Source of Strength." In addition, because we are a holding company, we are dependent upon the payment of dividends by the Bank to us as our principal source of funds to pay dividends in the future, if any, and to make other payments. The Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to us. See "Supervision and Regulation—CommunityBank of Texas, N.A.—Restrictions on Distribution of Bank Dividends and Assets." The present and future dividend policy of the Bank is subject to the discretion of the board of directors. The Bank is not obligated to pay us dividends.

        As a Texas corporation, we are subject to certain restrictions on distributions under TBOC. Generally, a Texas corporation may not make a distribution to its shareholders if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. In addition, if required payments on our outstanding debt obligations, including our junior subordinated debentures held by our unconsolidated subsidiary trusts, are not made or suspended, we may be prohibited from paying dividends on our common stock. We are also subject to certain restrictions on our right to pay dividends to our shareholders in the event we default under the terms of our note payable.

 CAPITALIZATION

        The following table sets forth our capitalization, including regulatory capital ratios, on a consolidated basis, as of June 30, 2017 on:

  •
  an actual basis; and

  •
  on an as adjusted basis after giving effect to the net proceeds from the sale by us of shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at the initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses.

        This table should be read in conjunction with "Use of Proceeds," "Selected Historical Consolidated Financial Data," "Description of Capital Stock," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus. The outstanding share and per share figures set forth in the following table have been adjusted to give effect to a 2-for-1 stock split, whereby each shareholder of our common stock will receive one additional share of common stock for each share owned as of the record date of September 30, 2017 in the form of a stock dividend that will be distributed on October 13, 2017.

	As of June 30, 2017
(Dollars in thousands, except per share data)	Actual	As adjusted for the offering(1)
Long-term Indebtedness:
Junior subordinated debt(2)	$6,726		$6,726
Notes payable	25,464		25,464
Shareholders' Equity:
Preferred Stock, par value $0.01 per share, 10,000,000 shares authorized, no shares issued	$—	$
Common stock, par value $0.01 per share, 90,000,000 shares authorized, 22,971,504 shares issued and 22,063,072 outstanding (actual); and shares issued and outstanding (as adjusted)	230
Additional Paid in Capital	278,517
Retained earnings	108,635		108,635
Treasury stock (908,432 shares)	(15,429)		(15,429)
Accumulated other comprehensive income	11		11

Total shareholders' equity	371,964

Total capitalization	$404,154	$
Per Share Data:
Book value per share(3)	$16.86	$
Tangible book value per share(4)	$12.86	$
Capital Ratios:
Total shareholders' equity to total assets	12.65%			%
Tangible equity to tangible assets(5)	9.95%			%
Common equity tier 1 capital to risk-weighted assets	11.95%			%
Tier 1 leverage ratio	10.36%			%
Tier 1 risk-based capital ratio	12.22%			%
Total risk-based capital ratio	13.34%			%

(1)
References in this section to the number of shares of our common stock issued and outstanding after this offering are based on shares of our common stock issued and outstanding as of June 30,

  2017 after giving effect to the 2-for-1 stock split previously described. Unless otherwise noted, these references exclude any shares reserved for issuance under our equity compensation plans.

(2)
Consists of debt issued in connection with our trust preferred securities.

(3)
We calculate book value per share as shareholders' equity less preferred stock at the end of the relevant period divided by the outstanding number of shares of our common stock at the end of the relevant period.

(4)
Tangible book value per share is a non-GAAP financial measure. The most directly comparable GAAP financial measure is book value per share. We calculate tangible book value per share as total shareholders' equity less goodwill and other intangible assets, net of accumulated amortization at the end of the relevant period, divided by the outstanding number of shares of our common stock at the end of the relevant period. See our reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption "Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."

(5)
Tangible equity to tangible assets is a non-GAAP financial measure. Tangible equity is computed as total shareholders' equity less intangible assets, and tangible assets are calculated as total assets less intangible assets. We believe that the most directly comparable GAAP financial measure is total shareholders' equity to assets. For a reconciliation of the non-GAAP measure to the most directly comparable GAAP financial measure, see "Non-GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."

        Each $1.00 increase or (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or (decrease), respectively, the amount of cash and cash equivalents, total shareholders' equity and total capitalization by approximately $        million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and estimated offering expenses payable by us.

DILUTION

        If you invest in our common stock, your ownership interest will be diluted to the extent that the initial public offering price per share of our common stock exceeds the tangible book value per share of our common stock immediately following this offering. Tangible book value per share is equal to our total shareholders' equity, less intangible assets, divided by the number of our common shares outstanding. As of June 30, 2017, the tangible book value of our common stock was $283.7 million, or $12.86 per share.

        After giving effect to our sale of            shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $            per share, which is the midpoint of the price range on the cover page of this prospectus, and after deducting underwriting discounts and estimated offering expenses, the pro forma tangible book value of our common stock at June 30, 2017 would have been approximately $            million, or $            per share. Therefore, this offering will result in an immediate increase of $            in the tangible book value per share of our common stock of existing shareholders and an immediate dilution of $            in the tangible book value per share of our common stock to investors purchasing shares in this offering, or approximately        % of the assumed initial public offering price of $            per share.

        The following table illustrates the calculation of the amount of dilution per share that a purchaser of our common stock in this offering will incur given the assumptions above:

Assumed initial public offering price per share			$
Tangible book value per share at June 30, 2017		$12.86
Increase in tangible book value per common share attributable to new investors purchasing shares in this offering	$

Pro forma tangible book value per share upon completion of this offering			$

Dilution per share to new investors in this offering			$

        A $1.00 increase (decrease) in the assumed public offering price of $            per share, which is the midpoint of the price range on the cover page of this prospectus, would increase (decrease) our tangible book value by $            million, or $            per share, and the dilution to new investors by $            per share, assuming no change to the number of shares offered by us as set forth on the cover of this prospectus, and after deducting underwriting discounts and estimated offering expenses.

        If the underwriters exercise in full their option to purchase additional shares, the pro forma tangible book value after giving effect to this offering would be $            per share. This represents an increase in tangible book value of $            per share to existing shareholders and dilution of $            per share to new investors.

        The following table summarizes, as of June 30, 2017, the total consideration paid to us and the average price paid per share by existing shareholders and investors purchasing common stock in this offering. This information is presented on a pro forma basis after giving effect to the sale of the            shares of common stock in this offering (assuming the underwriters do not exercise their option to purchase additional shares) at an assumed initial public offering price of $            per share, which is

the midpoint of the price range on the cover page of this prospectus, after deducting underwriting discounts and estimated offering expenses.

Shares Purchased/ Issued
Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
(in millions)
Shareholders as of June 30, 2017			%	$		%	$
New investors in this offering			%	$		%	$

Total		100%		$	100%		$

        In addition, if the underwriters' option to purchase additional shares is exercised in full, the number of shares of common stock held by existing shareholders will be further reduced to         % of the total number of shares of common stock to be outstanding upon the completion of this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to        shares, or        % of the total number of shares of common stock to be outstanding upon the completion of this offering.

        The number of shares of our common stock to be outstanding after this offering is based on 22,063,072 shares of common stock outstanding as of June 30, 2017, and excludes (i) 600,000 shares that will be reserved for issuance under our CBTX, Inc. 2017 Omnibus Incentive Plan, and (ii) 157,314 and 138,000 shares issuable upon the exercise of outstanding options under our VB Texas, Inc. 2006 Stock Option Plan, or the 2006 Plan, and CBTX, Inc. 2014 Stock Option Plan, or the 2014 Plan, respectively. To the extent that the outstanding but unexercised options under our equity compensation plans are exercised or other equity awards are issued under our equity compensation plans, investors participating in this offering will experience further dilution. We may choose to raise additional capital through the sale of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent we issue additional shares of common stock or other equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering.

 PRICE RANGE OF OUR COMMON STOCK

        Prior to this offering, our common stock has not been traded on an established public trading market and quotations for our common stock were not reported on any market. As a result, there has been no regular market for our common stock. Although our shares may have been sporadically traded in private transactions, the prices at which such transactions occurred may not necessarily reflect the price that would be paid for our common stock in an active market. As of September 15, 2017, there were approximately 840 holders of record of our common stock.

        We anticipate that this offering and the listing of our common stock on the Nasdaq Global Select Market will result in a more active trading market for our common stock. However, we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. You may not be able to sell your shares quickly or at the market price if trading in our common stock is not active. See "Underwriting" for more information regarding our arrangements with the underwriters and the factors considered in setting the initial public offering price.

 BUSINESS

Our Company

        We are a bank holding company that operates through our wholly-owned subsidiary, CommunityBank of Texas, in Houston and Beaumont, Texas. We focus on providing commercial banking solutions to local small and mid-sized businesses and professionals in our markets. Our market expertise, coupled with a deep understanding of our customers' needs, allows us to deliver tailored financial products and services. As of June 30, 2017, we had total assets of $2.9 billion, total loans of $2.2 billion, total deposits of $2.5 billion and total shareholders' equity of $372.0 million.

        Our vision and focus is to continue to build a premier business bank that combines the sophisticated banking products of a large financial institution with the personalized service of a community bank. Our management team and board of directors, led by our Chairman, President and Chief Executive Officer, Robert R. Franklin, Jr., have extensive commercial banking experience as well as long-term relationships and deep ties in the markets we serve. We believe that our future growth and profitability will be predicated on the successful execution of our relationship-driven business model and our ongoing commitment to understanding and meeting the needs of our customers. In addition, we expect that recent investments in our infrastructure and the hiring of additional experienced banking professionals will facilitate growth and increased profitability. While we are primarily focused on organic growth, we plan to pursue strategic acquisitions as an additional means of increasing scale, profitability and shareholder value.

Our History and Growth

        We are a Texas corporation that was incorporated on January 26, 2007. We were originally founded by a group of Beaumont business and community leaders, including Pat Parsons as our Chief Executive Officer. We began operations in 2007 with the acquisition of CountyBank, N.A., an institution with $130 million in assets with operations in Beaumont and surrounding counties. Mr. Parsons and our other founders envisioned a community bank in Beaumont committed to creating long-term relationships with small and mid-sized businesses and professionals. Our management and board had a long-term strategic vision to expand the Bank's presence west into Houston through strategic acquisitions, hiring experienced banking professionals, and focused de novo branching.

        Today, our company reflects the successful execution of our vision, as we have built and expanded into the attractive Houston market and have added experience and depth to our leadership team. Our merger and acquisition and expansion history includes the following:

 Franchise Expansion and Market Extension

        The following illustrations reflect the transformation of our loan portfolio from year-end 2009 through June 30, 2017 and highlight our successful expansion into the Houston market.

        We have utilized our strategic mergers to add valuable members to our team, including to our executive management team. Our current Chairman, President and Chief Executive Officer, Robert R. Franklin, Jr., Chief Financial Officer, Robert "Ted" Pigott, Jr., Chief Credit Officer, Joe F. West and Chief Risk Officer, James L. Sturgeon, joined us through our merger of equals with VB Texas, Inc. In addition, we believe we have been successful in our mergers in retaining key personnel throughout our organization, including in key areas such as lending, human resources and compliance.

        In addition to mergers and acquisitions, we have strategically added to our branch footprint by opening de novo locations around teams of seasoned lenders with a realistic plan to achieve branch profitability in a short period of time. We intend to continue to seek out experienced lenders and lending teams around whom we will build necessary infrastructure, including de novo branches if appropriate, to facilitate such lenders' success and integration into our franchise.

        We are focused on controlled, profitable growth. Our track record demonstrates this ability, as illustrated in the following chart. Since December 31, 2009, our total assets increased from approximately $1.3 billion to approximately $2.9 billion as of June 30, 2017, and our return on average assets improved from 0.16% for the year ended December 31, 2009 to 1.08% for the six months ended June 30, 2017. We believe that there are significant ongoing growth opportunities for us in our markets.

Assets and Earnings Growth
(Dollars in millions)

Our Competitive Strengths

        We believe our competitive strengths include the following:

        Deep and Experienced Management Team.    Our Chairman, President and Chief Executive Officer, Robert R. Franklin, Jr., our Vice Chairman Pat Parsons, and our Chief Financial Officer, Robert "Ted" Pigott, Jr., have more than 115 years of combined experience acquiring, growing, operating and selling banks within our markets. Certain biographical information for our selected senior executives is as follows:

        Robert R. Franklin, Jr., Chairman, President and Chief Executive Officer.    Mr. Franklin began his 36-year Houston banking career working for a small community bank in Houston upon graduation from the University of Texas. He then moved to a large, regional bank before gravitating back to his primary interest of community banking. He became President of American Bank in 1988 where he served until the bank was sold to Whitney Holding Corp. in early 2001. Mr. Franklin and his team then joined Horizon Capital Bank where Mr. Franklin raised sufficient capital to match the bank's existing capital and took the position of President. He served as President until the bank was sold to Cullen/Frost Bankers, Inc. in 2005. Mr. Franklin then started VB Texas, Inc. in November of 2006 as Chairman, President and Chief Executive Officer, serving until a "merger of equals" between VB Texas, Inc. and CBTX, Inc. in 2013, where he currently serves as Chairman, President and Chief Executive Officer.

        Pat Parsons, Vice Chairman of the Board.    Mr. Parsons has 44 years of banking experience and served as the founding Chairman and Chief Executive Officer of CommunityBank of Texas, and the President and Chief Executive Officer of CBTX, Inc. for 7 years. He began his banking career in 1973 with First City National Bank of Houston as a Management Trainee and has served in various capacities at numerous commercial banks within our market areas, including Community Bank & Trust, SSB, as President and Chief Operating Officer. From 1992 to 2004, Mr. Parsons oversaw Community Bank & Trust, SSB's expansion, through organic growth and five acquisitions, to over $1.1 billion in assets and a network spanning 15 Southeast Texas communities. In 2004, Community Bank & Trust, SSB was acquired by Texas Regional Bancshares, Inc.

        Robert "Ted" Pigott, Jr., Chief Financial Officer.    Mr. Pigott has over 35 years of commercial banking experience, having served as Chief Financial Officer for both privately held and publicly-traded Texas banking institutions in the Houston, Dallas/Fort Worth, Austin and McAllen markets, including Texas Regional Bancshares, Inc. Mr. Pigott joined VB Texas, Inc. as Chief Financial Officer in 2010 and became our Chief Financial Officer in 2013 following the merger of CBTX, Inc. and VB Texas, Inc. He also spent six years in public accounting with Arthur Andersen & Co., a national accounting firm.

        The Bank is managed by an executive committee consisting of ten highly qualified and experienced bankers with an average of 38 years of banking experience. The members of the executive committee oversee various aspects of our organization including lending, credit administration, treasury services, finance, operations, information technology, regulatory compliance and risk management. Additionally, we have four regional CEOs with an average of 27 years of banking experience who oversee loan and deposit production and performance in their respective markets. Our team has a demonstrated track record of achieving profitable growth, maintaining a strong credit culture, implementing a relationship-driven approach to banking and successfully executing acquisitions.

        We believe our continued growth and success will benefit from a commitment to developing our next generation of bankers. Our commitment to talent development includes a mentorship program, which provides our junior bankers with an opportunity to take a hands-on approach to interacting with our customers and learning directly from our successful senior banking team members. We also provide formal in-house training for our junior bankers, which enhances their professional experience, and provides for greater organic growth opportunities and employee retention. We believe that our commitment to the development of talent leads to long-term continuity and the recruitment and retention of high quality bankers in our markets. These aspects lay the foundation for the long-term growth potential of the Bank.

        Strength of Our Operating Markets.    As further described in "Our Market Areas" below, we believe that our two primary markets provide us with an advantage over other community banks in Texas in terms of growing our loans and deposits, as well as increasing profitability and building shareholder value. Houston is the fastest growing major MSA in the country measured by population growth. With an estimated population of approximately 7.0 million people living in a diverse economy with a robust job market, we believe it is one of the most dynamic banking markets in the country. Our management, team of lenders, and well positioned branch network, should afford us the ability to capitalize on the projected growth in the Houston MSA.

        Our team's history of operating successful banking institutions in the Beaumont market spans decades, and we have a strong reputation for delivering superior service in the market. Our deep ties to the community have led to a dominant market share, and we are ranked number one in deposits in the Beaumont MSA, with over 20% market share as of June 30, 2016. Our branches in the Beaumont market provide a stable, low-cost core funding base of $1.0 billion in deposits.

        True Relationship-Based Community Banking.    We believe that banking is a profession, and we expect our bankers to be more than just salesmen. With an active knowledge of our markets and skilled analytical capabilities, our bankers serve as financial partners to our customers, helping them to grow their businesses. We strive to provide complete and comprehensive loan and deposit options to our customers, and we believe that the most effective way to win business is to develop relationships with our customers by spending time with them at their places of business. Our bankers make these customer visits a priority, and we take a team-based approach by including treasury services professionals and senior management on many customer meetings. Our bankers strive to gain a comprehensive understanding of how our customers' businesses operate, which helps us craft financial solutions to fulfill their needs. We are active and diligent in this effort of organically sourcing business, as we believe this allows us to be more selective in our approach to lending. As a testament to our relationship approach to banking, as of June 30, 2017, approximately 83% of our loan customers also have deposit relationships with us.

        Growing Core Deposit Franchise.    Noninterest-bearing deposits represented 40.96% of our total deposits as of June 30, 2017, and our cost of deposits was 0.30% for the first six months of 2017. Developing low-cost deposit relationships with our business customers is a key component of our growth strategy. Our strong deposit base serves as a major driver of our operating results, as we utilize our core deposits primarily to fund our loan growth. We believe that our relationship-based approach to banking, combined with our ability to offer a full suite of sophisticated treasury services, enhances our ability to source low-cost, core deposits to fund organic growth.

        Maintain Strong Asset Quality.    Preserving sound credit underwriting standards as we grow our loan portfolio will continue to be integral to our strategy. We place a considerable emphasis on effective risk management as an essential component of our organizational culture. We use our risk management infrastructure to monitor existing operations, support decision-making and improve the success rate of new initiatives. To maintain strong asset quality, we employ centralized and thorough loan underwriting, a diversified loan portfolio and highly experienced credit officers and credit analysts, including two Regional Credit Officers, one for each of our primary markets. We believe the long-term success of our business hinges on maintaining sound credit quality. Our nonperforming assets to total assets ratio was 0.52% as of December 31, 2015, 0.27% as of December 31, 2016 and 0.33% as of June 30, 2017.

        Proven Ability to Acquire and Integrate Banks.    We have completed five whole-bank acquisitions and, as a result, we believe we have developed an experienced and disciplined acquisition and integration approach capable of identifying candidates, conducting thorough due diligence, determining financial attractiveness and integrating the acquired institution. We believe that we have built a corporate infrastructure capable of supporting additional continued growth both organically and through strategic acquisitions. Our acquisition experience and our reputation as a successful acquirer should position us well to capitalize on additional opportunities in the future.

Our Banking Strategy

        Our executive management team and board of directors have focused on building a premier banking franchise that is capable of yielding sustainable growth and long-term profitability that enhances value for our shareholders, which we intend to accomplish through:

        Strong Credit Culture.    Our approach to credit begins with a thorough understanding of our customers' businesses. When underwriting a potential lending opportunity, we analyze our customer's balance sheet with a focus on liquidity, and the income statement with emphasis on cash flow and the cash cycle of the business. Additionally, we receive personal guarantees from the principal or principals on the majority of our commercial credits. All credit relationships greater than $1.0 million must be approved by our internal loan committee, and all credit relationships greater than $2.5 million must be approved by the Bank's active Directors Loan Committee, which meets twice per week.

        Our credit officers are involved in the underwriting structuring and pricing process at inception of the lending opportunity and remain involved through approval. We manage risk in the portfolio with prudent underwriting and proactive credit administration, utilizing a Regional Credit Officer and credit analysts located in each of our two primary markets. Furthermore, we believe our individual lending authority is low relative to our peers. This combined with the Bank's active Directors Loan Committee allows us to maintain centralized underwriting, which we believe gives us consistency across our loan portfolio and allows us to be responsive to our customers' timing needs.

        Diversified Loan Portfolio.    Our focus on lending to small to medium-sized businesses and professionals in our market areas results in a diverse loan portfolio comprised primarily of core relationships, where our bankers support clients through tailored financial solutions. Additionally, we carefully monitor exposure to certain asset classes to minimize the impact of a downturn in the value of such assets. Finally, we are currently expanding our commercial and industrial, medical and SBA lending products as we see an attractive opportunity and believe this will further diversify our loan portfolio across lending verticals.

        Comprehensive Suite of Financial Solutions.    We provide a comprehensive suite of financial solutions that competes with large, national competitors, but with the personalized attention and nimbleness of a relationship-focused community bank. We offer a full range of banking products, including commercial and industrial loans, including equipment loans and working capital lines of credit, commercial real estate loans, including owner-occupied and investor real estate loans, construction and development loans, SBA loans, treasury services and commercial deposits. Other banking products we offer include traditional retail deposits, mortgage origination and online banking. We have recently expanded our treasury services platform by hiring additional personnel in order to more effectively provide treasury services solutions to our customers. We believe our clients prefer to obtain their banking services from local institutions able to provide the sophistication of larger banks, but with a local and agile decision-making process, personal connections, and an interest in investing in the local economy and community. This also allows us to gather core, low-cost deposit relationships, high credit quality loans and fee income generated by value-added services.

        Organic Growth.    We aim to continuously enhance our customer base, increase loans and deposits and expand our overall market share, and believe that Houston specifically has significant organic growth opportunities. Through the successful implementation of our relationship-driven, community banking strategy, a significant portion of our organic growth has been through referral business from our current customers and professionals in our markets including attorneys, accountants and other professional service providers. We plan to continue our organic growth by leveraging the extensive experience of our board of directors, executive management team and senior bankers, all of which give us market insight and familiarity with our customers. By understanding our customers' businesses, appropriately structuring our loans, and applying a solution-minded approach and attitude to our customers' needs, we believe that we will continue to attract customers who value our approach of being their financial partners. Our team of seasoned bankers has been, and will continue to be, an important driver of our organic growth by further developing banking relationships with current and potential customers.

        We have a track record of hiring experienced bankers to enhance our organic growth, and sourcing and hiring talent will continue to be a core focus for us. We believe that this initial public offering will enhance our ability to attract and retain this talent. We have identified areas of opportunity within certain lending verticals and plan to hire additional bankers to focus on these efforts. While we currently offer commercial and industrial, medical and SBA lending products, we have recently added additional bankers focused on these products in order to expand these verticals.

        Strategic Acquisitions.    We intend to continue to supplement our organic growth through strategic acquisitions, and we believe obtaining a publicly-traded common stock will improve our ability to compete for these opportunities. Many small to medium-sized banking organizations face significant scale and operational challenges, regulatory pressure, management succession issues and shareholder liquidity needs. Although we have no current plans, arrangements or understandings to make any material acquisitions, we expect our markets will afford us opportunities to identify and execute acquisitions designed to strengthen our franchise and increase shareholder value. In addition to meeting our financial thresholds, we place critical importance on the target contributing meaningful strategic enhancements, including talented bankers that will be additive to our franchise, a sound credit culture and a complementary branch footprint.

        Increase Operational Efficiency.    We are focused on improving our operational efficiency and expect these efforts to drive future profitability and increase shareholder value. We have upgraded our operating capabilities and created a platform for continued efficiencies in the areas of risk management, technology, data processing, regulatory compliance and human resources that is capable of handling our continued growth, which we believe will help us to achieve increased scale without incurring significant incremental noninterest expense. In addition, we have streamlined our branch footprint by closing three smaller branches and utilizing our central Houston location. This centralized corporate lending structure combined with our robust treasury services, which has led to approximately 83% of our loan customers having deposit relationships with us as of June 30, 2017, provides us with a more efficient path to profitable growth. Our efficiency ratio has improved from 67.8% for the year ended December 31, 2012, to 62.7% for the year ended December 31, 2016, and was 62.8% for the six months ended June 30, 2017.

        Our net income increased from $11.4 million in 2012 to $27.2 million in 2016, for a CAGR of 24.2%, and our return on average assets improved from 0.74% in 2012 to 0.94% in 2016. For the six months ended June 30, 2017, our net income was $15.6 million compared to $12.9 million for the six months ended June 30, 2016, and our return on average assets improved to 1.08% from 0.92% over the same time periods, respectively.

        In addition to continued improvements in our operational efficiencies, we expect our profitability to increase in a rising interest rate environment due to our asset-sensitive balance sheet. Our focus on commercial and industrial lending and the quality of our deposit franchise has resulted in an asset-sensitive balance sheet. As of June 30, 2017, 58.3% of our loans had a variable interest rate, and we believe we are well positioned to experience net interest margin expansion in a rising rate environment.

Our Market Areas

        We classify our branch footprint in two primary market areas, Houston and Beaumont. We have 18 branches located in Houston, and our Beaumont presence, concentrated in Southeast Texas, includes 16 branches.

Houston Metropolitan Area

        The Houston MSA is comprised of nine counties spanning over nine thousand square miles. The Houston MSA has the fifth largest population nationwide based on estimated 2018 population statistics provided by Nielsen. Houston is poised for continued robust growth, and ranks first for projected five-year population growth through 2023 among the 25 largest MSAs in the United States, according to Nielsen. According to the Greater Houston Partnership, Houston's 2015 gross domestic product, or GDP, of $503 billion ranks it as the fourth largest economy in the United States and would rank as the 26th largest economy for a country in the world.

		Population (millions)
Top 5 Growth Growth Rank	Top 5 Large MSAs by Population Growth	2018 Estimated	2023 Projected	Population % Δ
1	Houston-The Woodlands-Sugar Land, TX	7.0	7.6	8.3%
2	Orlando-Kissimmee-Sanford, FL	2.5	2.7	8.2%
3	San Antonio-New Braunfels, TX	2.5	2.7	8.1%
4	Dallas-Fort Worth-Arlington, TX	7.4	8.0	7.7%
5	Denver-Aurora-Lakewood, CO	2.9	3.2	7.7%
	Texas	28.5	30.6	7.1%
	Nationwide	326.5	337.9	3.5%

        We believe that our 18 branches are strategically located throughout Houston, which will help drive loan growth and improve deposit market share as we execute our strategy.

        Attractive Business Climate.    The favorable business environment in Texas includes a large and growing workforce, low business tax, no personal income tax and a reasonable cost of housing, which has resulted in business relocation to the state, and to Houston, in particular. Houston is the home of 20 Fortune 500 companies.

        Sizable Workforce and Diverse Job Market.    According to the Greater Houston Partnership, there are approximately three million jobs in Houston, which is greater than 35 states combined. While energy companies contribute significantly to Houston's gross domestic product, the economy in Houston has become more diverse over the last three decades and several industries contribute to the economy's growth and diversification. Major industries for employment include: energy, healthcare, transportation, manufacturing, education and finance. The Texas Medical Center is the world's largest medical complex, with industry leading specialties in research and treatment for cancer and cardiovascular disease. Growth of the medical center remains robust and there are currently approximately $3 billion in medical construction projects underway.

        Strategic Location.    Houston's location in the South Central U.S. along the Gulf of Mexico provides businesses and individuals with unmatched access to all modes of transportation and a centralized location with efficient access to other areas of the country. In 2015, the Port of Houston ranked first in both export and import tonnage among all U.S. ports, and second in total tonnage, according to the Greater Houston Partnership. Houston also boasts two international airports which offered non-stop flights to 124 domestic destinations and 74 international destinations in 2016. In 2015, the Houston Airport System processed over 441 metric tons of air freight and served over 55 million travelers, according to the Greater Houston Partnership.

Beaumont Market Area

        Our deep ties to the Beaumont area and long history of providing tailored financial products and services have led us to become the market share leader in the Beaumont MSA in terms of deposits, with over 20% market share as of June 30, 2016. Our branches in this market, which is located adjacent to Houston, approximately 85 miles east of downtown Houston, provide a stable, low-cost core funding base of $1.0 billion in deposits. Our Beaumont footprint includes 12 branches located in Beaumont and four located in its surrounding areas.

        The cities of Beaumont, Port Arthur and Orange are all located in the Beaumont MSA and form what is known as the "Golden Triangle," a major industrial and petrochemical complex located on the Gulf of Mexico, according to Forbes. Other leading industries in the market include transportation, defense and education. Petrochemical production and processing has grown significantly along the Gulf of Mexico in recent years, as six of the eight new U.S. ethylene projects under construction are being built on the Texas Gulf Coast, according to the Beaumont Enterprise. Beaumont has benefitted from the growth in the industry, as ExxonMobil recently announced the expansion of its Beaumont polyethylene plant by 65%, which is expected to add 1,400 jobs to the local economy.

Our Banking Services

Lending Activities

        We offer a variety of loans, including commercial and industrial, commercial real estate-backed loans (including loans secured by owner-occupied commercial properties), commercial lines of credit, working capital loans, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, construction and development loans, homebuilder loans, agricultural loans, SBA loans, letters of credit and other loan products to small and medium-sized businesses, real estate developers, mortgage lenders, manufacturing and industrial companies and other businesses. We also offer various consumer loans to individuals and professionals including residential real estate loans, home equity loans, home equity lines of credit, or HELOCs, installment loans, unsecured and secured personal lines of credit, overdraft protection and letters of credit. Lending activities originate from the relationships and efforts of our bankers, with an emphasis on providing banking solutions tailored to meet our customers' needs while maintaining our underwriting standards.

        For additional information concerning our loan portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition—Loan Portfolio."

        Concentrations of Credit Risk.    Most of our lending activity is conducted with businesses and individuals in our Houston and Beaumont markets. Our loan portfolio consists primarily of commercial and industrial loans, which were $535.1 million and constituted 24.4% of our total loans as of June 30, 2017, and commercial real estate and multi-family loans, which were $898.3 million and constituted 40.9% of our total loans as of June 30, 2017. Our commercial real estate and multi-family loans are generally secured by first liens on real property. Our commercial and industrial loans are typically secured by general business assets, accounts receivable, inventory, and/or the corporate guaranty of the borrower and personal guaranty of its principals. The geographic concentration subjects the loan portfolio to the general economic conditions within Texas and, in particular, our Houston and Beaumont markets. The risks created by such concentrations have been considered by management in the determination of the adequacy of the allowance for loan losses. Management believes the allowance for loan losses is adequate to absorb incurred losses in our loan portfolio as of June 30, 2017.

        Sound risk management practices and appropriate levels of capital are essential elements of a sound commercial real estate lending program. Concentrations of commercial real estate exposures add a dimension of risk that compounds the risk inherent in individual loans. Interagency guidance on commercial real estate concentrations describe sound risk management practices which include board and management oversight, portfolio management, management information systems, market analysis, portfolio stress testing and sensitivity analysis, credit underwriting standards, and credit risk review functions. Management believes it has implemented these practices in order to monitor concentrations in commercial real estate in our loan portfolio.

        Large Credit Relationships.    As of June 30, 2017, our fifteen largest loan relationships (including related entities) totaled approximately $255.9 million in loans, or 10.3% of the total loan portfolio. See "Risk Factors—Risks Related to Our Business—Our largest loan relationships currently make up a material percentage of our total loan portfolio."

        Loan Underwriting and Approval.    Historically, we believe we have made sound, high quality loans while recognizing that lending money involves a degree of business risk. We have loan policies designed to assist us in managing this business risk. These policies provide a general framework for our loan origination, monitoring and funding activities, while recognizing that not all risks can be anticipated. Our board of directors delegates loan authority up to board-approved hold limits collectively to our active Directors Loan Committee, which is comprised of members of our board of directors. Our board of directors also delegates limited lending authority to our internal loan committee, which is comprised of the following members of our executive management team: Chief Executive Officer, Vice Chairman, President, Chief Credit Officer, credit risk personnel, and, on a further limited basis, to selected lending managers in each of our target markets. Lending officers and relationship managers, including our bankers, have further limited individual loan authority. When the total relationship exceeds an individual's loan authority, a higher authority or credit committee approval is required. The objective of our approval process is to provide a disciplined, collaborative approach to larger credits while maintaining responsiveness to client needs.

        Loan decisions are documented as to the borrower's business, purpose of the loan, evaluation of the repayment source and the associated risks, evaluation of collateral, covenants and monitoring requirements, and the risk rating rationale. Our strategy for approving or disapproving loans is to follow conservative loan policies and consistent underwriting practices which include:

  •
  granting credit on a sound basis with full knowledge of the purpose and source of repayment for such credit;

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  ensuring that primary and secondary sources of repayment are adequate in relation to the amount of the loan;

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  developing and maintaining targeted levels of diversification for our loan portfolio as a whole and for loans within each category; and

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  ensuring that each loan is properly documented and that any insurance coverage requirements are satisfied.

        Managing credit risk is an enterprise-wide process. Our strategy for credit risk management includes well-defined, centralized credit policies, uniform underwriting criteria and ongoing risk monitoring and review processes for all credit exposures. Our processes emphasize early-stage review of loans, regular credit evaluations and management reviews of loans, which supplement the ongoing and proactive credit monitoring and loan servicing provided by our bankers. Our Chief Credit Officer provides company-wide credit oversight and reviews credit risk portfolios as economic conditions or portfolio health dictate to ensure that the risk identification processes are functioning properly and that our credit standards are followed. In addition, a third-party loan review is performed to assist in the identification of problem assets and to confirm our internal risk rating of loans. We also maintain close relationships with our customers, which allows the responsible banker an opportunity to engage in ongoing credit monitoring and loan servicing. We attempt to identify potential problem loans early in an effort to seek aggressive resolution of these situations before the loans become a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses inherent in the loan portfolio.

        Our loan policies generally include other underwriting guidelines for loans collateralized by real estate. These underwriting standards are designed to determine the maximum loan amount that a borrower has the capacity to repay based upon the type of collateral securing the loan and the borrower's income. Such loan policies include maximum amortization schedules and loan terms for each category of loans collateralized by liens on real estate.

        In addition, our loan policies provide guidelines for personal guarantees; an environmental review; loans to employees, executive officers and directors; problem loan identification; maintenance of an adequate allowance for loan losses and other matters relating to lending practices.

        Lending Limits.    Our lending activities are subject to a variety of lending limits imposed by federal law. In general, the Bank is subject to a legal lending limit on loans to a single borrower based on the Bank's capital level. The dollar amounts of the Bank's lending limit increases or decreases as the Bank's capital increases or decreases. The Bank is able to sell participations in its larger loans to other financial institutions, which allows it to manage the risk involved in these loans and to meet the lending needs of its customers requiring extensions of credit in excess of these limits.

        The Bank's legal lending limit as of June 30, 2017 on loans to a single borrower was $51.0 million, and will increase following the consummation of this offering. However, we typically maintain an in-house limit of $25 million for loans to a single borrower. While in some cases, we may make loans that exceed the in-house limits if approved by our Directors Loan Committee, as discussed further below, we have strict policies and procedures in place for the establishment of hold limits with respect to specific products and businesses and evaluating exceptions to the hold limits for individual relationships.

        Our loan policies provide general guidelines for loan-to-value ratios that restrict the size of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral. Our internal loan-to-value limitations follow limits established by applicable law.

        Loan Types.    At June 30, 2017, we had total loans of $2.2 billion representing 74.6% of our total assets. We provide a variety of loans to meet our customers' needs and the table and section below discusses our general loan categories as of June 30, 2017:

	As of June 30, 2017
(Dollars in thousands) Loan Type	Amount	Percent
Commercial and industrial	$535,116	24.4%
Commercial real estate and multi-family	898,266	40.9%
Construction and development	433,966	19.8%
1-4 family residential	240,073	10.9%
Consumer, agriculture and other	90,017	4.0%

Gross loans	$2,197,438	100.0%
Less deferred fees and unearned discount	4,436
Less loans held for sale	559
Total loans	$2,192,443

        Commercial and Industrial Loans.    We make commercial and industrial loans, including commercial lines of credit, working capital loans, term loans, equipment financing, acquisition, expansion and development loans, borrowing base loans, restaurant franchisees, SBA loans, letters of credit and other loan products, primarily in our target markets that are underwritten on the basis of the borrower's ability to service the debt from income. We take as collateral a lien on general business assets including, among other things, available real estate, accounts receivable, inventory and equipment and generally obtain a personal guaranty of the borrower or principal. Our commercial and industrial loans generally have variable interest rates and terms that typically range from one to five years depending on factors such as the type and size of the loan, the financial strength of the borrower/guarantor and the age, type and value of the collateral. Fixed rate commercial and industrial loan maturities are generally short-term, with three- to five-year maturities, or include periodic interest rate resets. Terms greater than five years may be appropriate in some circumstances, based upon the useful life of the underlying asset being financed or if some form of credit enhancement, such as an SBA guarantee is obtained. As of June 30, 2017, we had $48.9 million of commercial and industrial loans due after five years. These loans had a weighted average maturity of approximately 7.5 years.

        In general, commercial and industrial loans may involve increased credit risk and, therefore, typically yield a higher return. As a result of these additional complexities, variables and risks, commercial and industrial loans require extensive underwriting and servicing.

        Commercial Real Estate and Multi-Family Loans.    We make commercial mortgage loans collateralized by real estate, which may be owner-occupied or non-owner-occupied real estate, as well as multi-family residential loans. Commercial real estate lending typically involves higher loan principal amounts and the repayment is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. We require our commercial real estate loans to be secured by well-managed property with adequate margins and generally obtain a guaranty from responsible parties. Our commercial mortgage loans are generally collateralized by first liens on real estate, have variable or fixed interest rates and typically amortize over a 10-to-20 year period with balloon payments or rate adjustments at the end of three to seven years.

        Our multi-family residential loan portfolio is comprised of loans secured by properties deemed multi-family, which includes apartment buildings. Our multi-family residential loan portfolio is primarily comprised of and collateralized by Texas-based community development and affordable housing projects and is the result of the conversion of construction and development loans on such projects into permanent loans upon the successful completion of projects. Repayment is largely based on the successful management of the project and the success of leasing the units and the terms of the loans generally can vary up to between 30 to 35 years.

        Construction and Development Loans.    We make loans to finance the construction of residential and non-residential properties. Construction and development loans generally are collateralized by first liens on real estate and generally have floating interest rates. We conduct periodic inspections, either directly or through an agent, prior to approval of periodic draws on these loans. Underwriting guidelines similar to those described above also are used in our construction and development lending activities. Our construction and development loans generally have terms that typically range from six months to two years depending on factors such as the type and size of the development and the financial strength of the borrower/guarantor. Loans are typically structured with an interest only construction period. Loans are underwritten to either mature at the completion of construction, or transition to a traditional amortizing commercial real estate facility at the completion of construction, the terms and characteristics of which are generally in line with other commercial real estate loans we hold in our portfolio.

        1-4 Family Residential.    We originate residential mortgages to be held for investment or for sale into the secondary market through the mortgage division of our Bank. We have developed a scalable platform for mortgage originations within this division and believe that we have significant opportunities to grow the business. The mortgage division handles loan processing, underwriting and closings in-house. Typically, loans with a fixed interest rate of greater than 10 years are sold on the secondary market, and adjustable rate mortgages are held for investment. Loans sold are subject to certain indemnification provisions with investors, including the repurchase of loans sold and the repayment of sales proceeds to investors under certain conditions. In addition, if a customer defaults on a mortgage payment shortly after the loan is originated, the purchaser of the loan may have a put right, whereby they can require us to repurchase the loan at the full amount paid by the purchaser. Loans collateralized by 1-4 family residential real estate generally are originated in amounts of no more than 80% of appraised value. Home equity loans and HELOCs are generally limited to a combined loan-to-value ratio of 80%, including the subordinate lien. We retain a valid lien on real estate, obtain a title insurance policy that insures that the property is free from encumbrances and require hazard insurance.

        From time to time we have purchased residential mortgages in our primary market areas originated by other financial institutions to hold for investment with the intent to diversify our residential mortgage loan portfolio, meet certain regulatory requirements and increase our interest income. These loans purchased typically have a fixed rate with a term of 15 to 30 years, and are collateralized by 1-4 family residential real estate. We have a defined set of credit guidelines that we use when evaluating these credits. Although these loans were originated and underwritten by another institution, our mortgage and credit departments do their own independent review of these loans. As of June 30, 2017, we had balances of $14.2 million in purchased residential real estate mortgages. At June 30, 2017, all of the residential mortgages purchased were performing in accordance with their contractual terms.

        Consumer and Other Loans.    We make a variety of loans to individuals for personal and household purposes, including secured and unsecured term loans and home improvement loans. Consumer loans are underwritten based on the individual borrower's income, current debt level, past credit history and the value of any available collateral. The terms of consumer loans vary considerably based upon the loan type, nature of collateral and size of the loan. We also make loans to borrowers that in turn provide financing to their clients as part of their businesses. As of June 30, 2017, these loans comprised approximately 1.9% of our total loans. A small portion, approximately 0.4% at June 30, 2017, of our gross loans are agricultural loans. In addition to both fixed rate and adjustable rate agricultural real estate loans, we also make loans to finance the purchase of machinery, equipment, and breeding stock, as well as operating and revolving loans for seasonal crop production and livestock operations.

Credit Policies and Procedures

        General.    Preserving sound credit underwriting standards as we grow our loan portfolio will continue to be integral to our strategy. We place a considerable emphasis on effective risk management as an essential component of our organizational culture. We use our risk management infrastructure to monitor existing operations, support decision-making and improve the success rate of new initiatives. To maintain strong asset quality, we employ centralized and thorough loan underwriting, a diversified loan portfolio and highly experienced credit officers and credit analysts, including our Chief Credit Officer and two Regional Credit Officers, one located in each of our primary markets.

        Our approach to credit begins with a thorough understanding of our customer's business. When underwriting a potential lending opportunity, we analyze our customer's balance sheet with a focus on liquidity, and the income statement with emphasis on cash flow and the cash cycle of the business. Additionally, we receive personal guarantees from the principal or principals on the majority of our commercial credits. Substantially all of our loans are made to borrowers located or operating in our primary market areas with whom we have ongoing relationships across various product lines. We believe that our future growth and profitability will be predicated on the successful execution of our relationship-driven business model and our ongoing commitment to understanding and meeting the needs of our customers.

        Credit Concentrations.    In connection with the management of our credit portfolio, we actively manage the composition of our loan portfolio, including credit concentrations. Our management administers a risk-based approach to effectively identify, measure, monitor, mitigate, control, and manage concentration risks. The Bank's board of directors establishes capital limits for concentrations based on collateral. Sub-limits within concentration are considered and assessed, when necessary, to mitigate risk. Board-approved limits take into account capital, asset quality earnings, liquidity compliance, competition, reputation, and legal considerations. The Bank's board of directors reviews capital limitations, at least annually, or more frequently when dictated by changing conditions. Our Credit Administration Department monitors the levels of concentrations relative to the specified limit approved by the Bank's board of directors.

        Loan Approval Process.    We maintain a credit culture that actively supports the extension of credit on the basis of sound, fundamental lending principles, and we selectively extend credit for the purpose of establishing long-term relationships with our customers. As of June 30, 2017, the Bank had a legal lending limit of approximately $51.0 million, and our board had established an "in-house" lending limit to any single customer of $25.0 million. Our board evaluates the in-house limit from time to time and adjusts it based on, among other things, its consideration of the Bank's operations, economic conditions and other factors it deems relevant. Additionally, we may make loans that exceed our in-house limit if such loans are approved by our Directors Loan Committee. Our credit approval policies provide for various levels of officer and senior management lending authority for new credits and renewals, which are based on position, capability and experience. We believe our individual lending authority is low relative to our peers. All credit relationships greater than $250,000 must be approved by our Regional Credit Officers. All credit relationships greater than $1.0 million must be approved by our internal loan committee, consisting of the Bank's Chairman of the Board and Chief Executive Officer, President, Vice Chairman of the Board and Senior Credit Officer. Our Directors Loan Committee, which meets twice per week, must approve all credit relationships greater than $2.5 million. These limits are reviewed periodically by the Bank's board of directors. Our credit officers are involved in the underwriting, structuring, and pricing process at inception of the lending opportunity and remain involved through approval, and we believe that our credit approval process provides for thorough underwriting and efficient decision-making.

        Credit Risk Management.    We manage risk in our portfolio with prudent underwriting and proactive credit administration, utilizing a Regional Credit Officer and credit analysts located in each of our two primary markets. We have lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Our management and board of directors review and approve these policies and procedures on a regular basis. A reporting system supplements the review process by providing management and our board of directors with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in our loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

        Our loan review function is designed to ensure the early identification of problem loans. In particular, our loan review policy seeks to provide for (i) the timely identification of potential and existing credit weaknesses in individual loans, significant customer relationships, and within our loan portfolio in general, (ii) the prompt assignment of credit risk grades, where appropriate, and (iii) the maintenance of an adequate allowance for loan loss account by making timely and appropriate provisions for probable, estimated and identifiable losses. Our loan review process involves evaluating credit quality, sufficiency of credit and collateral documentation, proper collateral lien perfections, proper collateral loan approval for new loans and subsequent renewals, formal extensions, restructurings and renegotiations, customer adherence to loan covenants and approved modifications, compliance with our loan policy and applicable laws and regulations, and the accuracy and timeliness of credit risk grades being assigned from time to time by our loan officers, our Senior Credit Officer or the Directors Loan Committee.

        Our loan review function involves early-stage reviews from all of our loan officers with respect to their assigned portfolios. Our loan officers report problem past due credits to our Senior Credit Officer on a timely basis to allow our management an opportunity to assess whether collection procedures are being adhered to in a consistent manner. Our loan officers are responsible for initiating prompt customer contacts and for thorough review of customer financial statements upon receipt by the Bank, maturing loan reports, delinquent loan reports, customer correspondence, credit and collateral exception reports, and collateral documents and valuation reports. Based on these ongoing reviews and analyses, our loan officers submit recommendations directly to the Bank's President, Senior Credit Officer, or Directors Loan Committee regarding the designation of appropriate credit risk grades for individual loans and customer relationships, as well as recommendations for the upgrading or downgrading of previously adversely-graded loans, where justified.

        Our Senior Credit Officer and the Directors Loan Committee have secondary responsibilities for review and analysis of individual loans, customer relationships and our portfolio as a whole. Based upon the periodic review of internally generated bank reports and discussion of information on individual loan customers, our Senior Credit Officer or the Directors Loan Committee will recommend the designation of credit risk grades and upgrades or downgrades, where justified. Final responsibility for loan review and assignment of credit risk grades lies with the Bank's board of directors, which reviews our Watch/Problem Loan List at least quarterly. The Directors Loan Committee and the Bank's board of directors also review loan portfolio composition and customer and industry sector concentrations and verify adherence to established prudent parameters.

        We retain an independent third party to review and validate our credit risk program on a periodic basis. Results of these reviews are presented to our management and board of directors. The loan review process supplements the risk identification and assessment decisions made by lenders and credit personnel, as well as our policies and procedures. We believe our conservative lending approach and focused management of nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. We have several procedures in place to assist us in maintaining the overall quality of our loan portfolio. We have established underwriting guidelines to be followed by our bankers, and we also monitor our delinquency levels for any negative or adverse trends.

Deposits

        Our deposits serve as the primary funding source for lending, investing and other general banking purposes. We provide a full range of deposit products and services, including a variety of checking and savings accounts, certificates of deposit, money market accounts, debit cards, remote deposit capture, online banking, mobile banking, e-Statements, bank-by-mail and direct deposit services. We also offer business accounts and cash management services, including business checking and savings accounts and treasury services. We solicit deposits through our relationship-driven team of dedicated and accessible bankers and through community-focused marketing. We also seek to cross-sell deposit products at loan origination. Our centralized corporate lending structure combined with our robust treasury services has led to approximately 83% of our loan customers having deposit relationships with us as of June 30, 2017.

        Developing low-cost, core deposit relationships with our business customers is a key component of our growth strategy. As of June 30, 2017, we held approximately $2.5 billion of total deposits, and from December 31, 2012 to June 30, 2017, our total deposits increased at a compound annual growth rate of approximately 12.7%. Our core deposit to total deposit ratio has ranged from 90.7% as of December 31, 2012 to 92.8% as of June 30, 2017. Our cost of total deposits was 0.30% and noninterest-bearing deposits comprised approximately 41.0% of total deposits for the six months ended June 30, 2017.

        Our strong deposit base serves as a major driver of our operating results, as we utilize our core deposits primarily to fund our loan growth. We believe that our relationship-based approach to banking, combined with our ability to offer a sophisticated full suite of treasury services, enhances our ability to source low-cost, core deposits to fund organic growth.

        Between year-end 2012 and June 30, 2017 we increased deposits by $1.05 billion while, as illustrated in the chart below, decreasing our percentage of time deposits over $100,000 and maintaining our percentage of noninterest-bearing deposits at approximately 40%.

        The following table presents the composition of our deposits as of June 30, 2017:

	As of June 30, 2017
(Dollars in thousands)	Amount	Percent
Noninterest bearing deposits	$1,030,865	41.0%
Interest-bearing demand accounts	343,826	13.7%
Savings accounts	88,083	3.5%
Money market accounts	698,546	27.7%
Certificates and other time deposits, greater than $100,000	182,143	7.2%
Certificates and other time deposits, less than $100,000	173,321	6.9%

Total deposits	$2,516,784	100.0%

Other Products and Services

        We offer competitively priced banking products and services with a focus on customer convenience and accessibility. We offer a full suite of online banking services including access to account balances, online transfers, online bill payment and electronic delivery of customer statements, as well as ATMs, and banking by telephone, mail and personal appointment. We also offer debit cards, night depository, direct deposit, cashier's checks, and letters of credit, as well as treasury services, including lockbox, wire transfer services, remote deposit capture and automated clearinghouse services.

        We are currently focused on expanding noninterest income through increased income from our treasury services, which also serves as an attractive source of core deposits. We offer a full array of commercial treasury services designed to be competitive with banks of all sizes. Treasury services include balance reporting (including current day and previous day activity), transfers between accounts, wire transfer initiation, automated clearinghouse origination and stop payments. We have recently expanded our treasury services platform by hiring additional personnel to provide treasury solutions to our customers more effectively. Treasury services deposit products consist of remote deposit capture, merchant services, positive pay and reverse positive pay (automated fraud detection tools), account reconciliation services, zero balance accounts and sweep accounts, including loan sweep.

Investments

        We manage our investment portfolio to provide a source of liquidity, to provide an appropriate return on funds invested, to manage interest rate risk, to meet pledging requirements and to meet regulatory capital requirements. As of June 30, 2017, the amortized cost of our investment portfolio totaled $220.3 million, with an average yield of 2.45% and an estimated modified duration of approximately 4.1 years.

        The Bank's board of directors annually reviews the investment policy and has delegated the responsibility of monitoring our investment activities to the Funds Management Committee. Day-to-day activities pertaining to the investment portfolio are conducted within our finance department under the supervision of our Chief Financial Officer.

Information Technology Systems

        We continue to make significant investments in our information technology systems for our banking and lending operations and treasury services. We believe that this investment is essential to enhance our capabilities to offer new products and overall customer experience, to provide scale for future growth and acquisitions, and to increase controls and efficiencies in our back-office operations. We have obtained our core data processing platform from a nationally recognized bank processing vendor providing us with capabilities to support the continued growth of the Bank. Our internal network and e-mail systems are maintained in-house. We leverage the capabilities of a third-party service provider to provide the technical expertise around network design and architecture that is required for us to operate as an effective and efficient organization. We actively manage our business continuity plan. We strive to follow all recommendations outlined by the Federal Financial Institutions Examination Council in an effort to provide that we have effectively identified our risks and documented contingency plans for key functions and systems including providing for back-up sites for all critical applications. We perform tests of the adequacy of these contingency plans on at least an annual basis.

        The majority of our other systems, including electronic funds transfer and transaction processing, are operated in-house. Online banking services and other public-facing web services are performed using third-party service providers. The scalability of this infrastructure is designed to support our expansion strategy. These critical business applications and processes are included in the business continuity plans referenced above.

Enterprise Risk Management

        We place significant emphasis on risk mitigation as an integral component of our organizational culture. We believe that our emphasis on risk management is manifested in our solid asset quality statistics and in our historically low charge-offs and losses on deposit-related services due to debit card, ACH or wire fraud. All of the Bank's executive officers serve on the Bank's Management Risk Committee, which is chaired by our Chief Risk Officer. Risk management, with respect to our lending philosophy, focuses on structuring credits to provide for multiple sources of repayment, coupled with strong underwriting and monitoring undertaken by the Bank's experienced officers and credit policy personnel.

        Our risk mitigation techniques include weekly Directors Loan Committee meetings where loan pricing, allowance for loan losses methodology and level, and loan concentrations are reviewed and discussed. In addition, the Bank's board of directors reviews portfolio composition reports on a monthly basis. The Bank's Special Assets Committee also meets monthly to discuss criticized assets and set action plans for those borrowers who display deteriorating financial condition, to monitor those relationships and to implement corrective measures on a timely basis to minimize losses. We also perform an annual stress test on our loan portfolio, in which we evaluate the impact on the portfolio of declining economic conditions on the portfolio.

        We also focus on risk management in numerous other areas throughout our organization, including asset/liability management, regulatory compliance and strategic and operational risk. We have implemented an extensive asset/liability management process, and utilize a well-known and experienced third party to run our interest rate risk model on a quarterly basis. Our policies provide that we may utilize hedging techniques whenever our models indicate short-term (net interest income) or long-term (economic value of equity) risk-to-interest rate movements, although historically we have not done so.

        As of December 31, 2016, management assessed the effectiveness of the Company's internal control over financial reporting based on the criteria for effective internal control over financial reporting established in "Internal Control—Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013. This assessment included controls over the preparation of the schedules equivalent to the basic financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to meet the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act. Based on the assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2016. We also annually engage an experienced third party to review and assess our controls with respect to technology, as well as to perform penetration and vulnerability testing to assist us in managing the risks associated with information security.

Competition

        The banking and financial services industry is highly competitive, and we compete with a wide range of financial institutions within our markets, including local, regional and national commercial banks and credit unions. We also compete with mortgage companies, brokerage firms, consumer finance companies, mutual funds, securities firms, insurance companies, third-party payment processors, financial technology (fintech) companies and other financial intermediaries for certain of our products and services. Some of our competitors are not subject to the regulatory restrictions and level of regulatory supervision applicable to us.

        Interest rates on loans and deposits, as well as prices on fee-based services, are typically significant competitive factors within the banking and financial services industry. Many of our competitors are much larger financial institutions that have greater financial resources than we do and compete aggressively for market share. These competitors attempt to gain market share through their financial product mix, pricing strategies and banking center locations. Other important competitive factors in our industry and markets include office locations and hours, quality of customer service, community reputation, continuity of personnel and services, capacity and willingness to extend credit, and ability to offer sophisticated banking products and services. While we seek to remain competitive with respect to fees charged, interest rates and pricing, we believe that our broad and sophisticated suite of financial solutions, our high-quality customer service culture, our positive reputation and our long-standing community relationships will enable us to compete successfully within our markets and enhance our ability to attract and retain customers.

Our Employees

        As of June 30, 2017, we employed 472 full-time equivalent persons. We provide extensive training to our employees in an effort to ensure that our customers receive superior customer service. None of our employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. We consider our relations with our employees to be good.

Our Properties

        The Bank currently operates 34 banking locations, all of which are located in Texas. The headquarters of the Bank is located at 5999 Delaware Street, Beaumont, Texas 77706, and the telephone number is (409) 861-7200. The majority of the Bank's and our executive officers, including Robert R. Franklin, Jr., our Chairman, President and Chief Executive Officer, are located in Houston at 9 Greenway Plaza, Suite 110, Houston, Texas 77046, and the telephone number is (713) 210-7600. The Bank currently operates banking locations in the following Texas locations: Baytown, Beaumont (four locations), Boling, Buna, Crosby (two locations), Deweyville, Houston (eight locations), Huffman, Humble, Jasper, Kirbyville, Lumberton, Nederland, Newton, Orange, Pasadena, Port Arthur, Silsbee, Sugar Land, The Woodlands, Tomball, Vidor, Wharton, and Woodville. We own all of our banking locations, except for five banking locations in Houston, one banking location in Sugar Land, one banking location in The Woodlands, one banking location in Wharton, and two banking locations in Beaumont, at which we either lease the banking location entirely, own the building and have a ground lease, or own the drive-in and lease the branch. We believe that the 10 leases to which we are subject are generally on terms consistent with prevailing market terms. We believe that our facilities are in good condition and are adequate to meet our operating needs for the foreseeable future.

        On September 8, 2017, the Bank completed the sale of its Huffman Branch. Pursuant to a purchase and assumption agreement, the Bank sold certain assets associated with the Huffman Branch valued at approximately $1.4 million, other than loans, and the purchaser assumed approximately $15.3 million in deposits at the Huffman Branch. We believe that the sale of the Huffman Branch will reduce our noninterest expense going forward and we do not believe it will impact our liquidity.

        On September 14, 2017, we sold the real estate associated with our Deweyville Branch and we leased the facility back for approximately 120 days while we finalize the regulatory process for approval of closing this branch office. We expect to complete the closing of the Deweyville Branch on December 18, 2017. The $4.7 million in deposits and $50,000 of loans at the Deweyville Branch will be transferred to one of our other nearby branch locations. We believe that the closure of the Deweyville Branch will reduce our noninterest expense going forward and we do not believe it will impact our liquidity.

        We do not believe that the sale of our Huffman and Deweyville branches represents any strategic shift in our operations.

Legal Proceedings

        We are not currently subject to any material legal proceedings. We are from time to time subject to claims and litigation arising in the ordinary course of business. These claims and litigation may include, among other things, allegations of violation of banking and other applicable regulations, competition law, labor laws and consumer protection laws, as well as claims or litigation relating to intellectual property, securities, breach of contract and tort. We intend to defend ourselves vigorously against any pending or future claims and litigation.

        At this time, in the opinion of management, the likelihood is remote that the impact of such proceedings, either individually or in the aggregate, would have a material adverse effect on our consolidated results of operations, financial condition or cash flows. However, one or more unfavorable outcomes in any claim or litigation against us could have a material adverse effect for the period in which they are resolved. In addition, regardless of their merits or their ultimate outcomes, such matters are costly, divert management's attention and may materially and adversely affect our reputation, even if resolved in our favor.

Effects of Hurricane Harvey

        In August 2017, Hurricane Harvey, a Category 4 hurricane, caused extensive and costly damage across Southeast Texas. The Houston and Beaumont areas received over 40 inches of rainfall, which resulted in catastrophic flooding and unprecedented damage to residences and businesses. We worked diligently throughout Hurricane Harvey and during its aftermath to ensure the safety of our employees and customers, as well as to continue to provide the financial services on which our customers greatly depend.

        The operational impact to our Houston branches and infrastructure was minor. After Hurricane Harvey made landfall in Houston, we operated limited services in Houston from August 28, 2017 until August 31, 2017, which was largely due to the inability of our employees and customers to use the roadways or public transportation. Despite widespread flooding in Houston, none of our Houston branches flooded and all but one of our branches were open and operating at full capacity as of September 1, 2017. The remaining Houston branch reopened on September 6, 2017, after its electricity was restored.

        Likewise, the operational impact to our Beaumont branches and infrastructure was minor and none of our Beaumont branches flooded. After Hurricane Harvey shifted course away from Houston and toward Beaumont, we operated limited services in Beaumont from August 29, 2017 until September 4, 2017. In Beaumont, all but one of our branches were open and operating at full capacity as of September 5, 2017. The remaining Beaumont branch reopened on September 11, 2017, after its utilities were restored.

        Furthermore, our technology environment, bolstered by our business continuity plan, was fully operational and supported our customers and employees across all of our branches during Hurricane Harvey. Our call center, wire transfer, ATM and treasury services continued to provide telephone and electronic access for customers during the storm. During Hurricane Harvey, our business continuity plan worked as intended and is being reviewed for continued updates and improvements based on the experience.

        We have begun to evaluate Hurricane Harvey's impact on our customers and our business, including our properties, assets and loan portfolios. Some of our customers were, and continue to be, adversely impacted by Hurricane Harvey. As part of the recovery process, we have contacted our customers to assist with their needs, as well as waived or refunded (i) late fees for loans with payments due from August 25, 2017 through September 10, 2017, and (ii) overdraft and ATM fees incurred from August 25, 2017 through September 10, 2017.

        We have also engaged directly with customers through telephone calls to evaluate the impact of Hurricane Harvey on our consumer, real estate and business loan exposures. As of September 25, 2017, our real estate loan exposures in Houston and Beaumont consist primarily of commercial properties. Based on initial conversations with customers, we have determined that the majority of our significant commercial real estate customers are characterized as low risk (i.e., sustained minimal property damage). As of September 25, 2017, we do not anticipate that Hurricane Harvey will result in significant losses and as of September 25, 2017, only one loan relationship in the principal amount of approximately $400,000 appears to have significant uninsured damage and is being monitored by our loan officers and our Senior Credit Officer. Additionally, as of September 25, 2017, we have granted temporary payment deferrals on loans with an aggregate principal amount of approximately $40 million, largely to assist customers whose operations were impacted by Hurricane Harvey.

        While we do not anticipate that Hurricane Harvey will have significant long-term effects on our business, financial condition or operations, we are unable to predict with certainty the short- and long-term impact that Hurricane Harvey may have on the markets in which we operate, including the impact on our customers and our loan and deposit activities and credit exposures. We will continue to monitor the residual effects of Hurricane Harvey on our business and customers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read in conjunction with "Selected Historical Consolidated Financial Data" and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under "Cautionary Note Regarding Forward-Looking Statements," "Risk Factors" and elsewhere in this prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements. Unless otherwise stated, all information in this prospectus gives effect to a 2-for-1 stock split, whereby each shareholder of our common stock will receive one additional share of common stock for each share owned as of the record date of September 30, 2017, in the form of a stock dividend that will be distributed on October 13, 2017. The effect of the stock split on outstanding shares and per share figures has been retroactively applied to all periods presented.

Overview

        We are a bank holding company that operates through our wholly-owned subsidiary, CommunityBank of Texas N.A., in Houston and Beaumont, Texas. We focus on providing commercial banking solutions to small and mid-sized businesses and professionals with operations in our markets. Our market expertise, coupled with a deep understanding of our customers' needs, allows us to deliver tailored financial products and services. We currently operate 18 branches located in the Houston market and our Beaumont market presence includes 16 branches. We have experienced significant organic growth since commencing banking operations in 2007, as well as through multiple mergers of equals, strategic acquisitions, and de novo branches. With this growth, we built and expanded our market from Beaumont and East Texas to the growing Houston market. As of June 30, 2017, we had, on a consolidated basis, total assets of $2.9 billion, total loans of $2.2 billion, total deposits of $2.5 billion and total shareholders' equity of $372.0 million.

        The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, because we conduct all of our material business operations through CommunityBank of Texas, N.A., the discussion and analysis relates to activities primarily conducted by the Bank. As a result of our acquisition of MC Bancshares, Inc., which we completed in February 2015, the results of the acquired operations of MC Bancshares, Inc. were included in our results of operations for a portion of 2015 compared to the full year in 2016.

        As a bank holding company that operates through one segment, community banking, we generate most of our revenue from interest on loans and investments, customer service and loan fees, and fees related to the sale of mortgage loans. We incur interest expense on deposits and other borrowed funds, as well as noninterest expense, such as salaries and employee benefits and occupancy expenses. We analyze our ability to maximize income generated from interest-earning assets and control the interest expenses of our liabilities, measured as net interest income, through our net interest margin and net interest spread. Net interest income is the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings, which are used to fund those assets. Net interest margin is a ratio calculated as net interest income divided by average interest-earning assets. Net interest spread is the difference between average rates earned on interest-earning assets and average rates paid on interest-bearing liabilities.

        Changes in market interest rates and the interest rates we earn on interest-earning assets or pay on interest-bearing liabilities, as well as in the volume and types of interest-earning assets, interest-

bearing and noninterest-bearing liabilities, are usually the largest drivers of periodic changes in net interest spread, net interest margin and net interest income. Fluctuations in market interest rates are driven by many factors, including governmental monetary policies, inflation, deflation, macroeconomic developments, changes in unemployment, the money supply, political and international conditions and conditions in domestic and foreign financial markets. Periodic changes in the volume and types of loans in our loan portfolio are affected by, among other factors, economic and competitive conditions in Texas, as well as developments affecting the real estate, technology, financial services, insurance, transportation, manufacturing and energy sectors within our target markets and throughout the state of Texas.

Results of Operations

Net Interest Income

        Our operating results depend primarily on our net interest income, calculated as the difference between interest income on interest-earning assets, such as loans and securities, and interest expense on interest-bearing liabilities, such as deposits and borrowings. Fluctuations in market interest rates impact the yield and rates paid on interest-earning assets and interest-bearing liabilities, respectively. Changes in the amount and type of interest-earning assets and interest-bearing liabilities also impact our net interest income. To evaluate net interest income, we measure and monitor (1) yields on our loans and other interest-earning assets, (2) the costs of our deposits and other funding sources, (3) our net interest spread and (4) our net interest margin. Because noninterest-bearing sources of funds, such as noninterest-bearing deposits and shareholders' equity also fund interest-earning assets, net interest margin includes the benefit of these noninterest-bearing sources.

        Six Months Ended June 30, 2017 vs. Six Months Ended June 30, 2016.    Net interest income for the six months ended June 30, 2017 was $52.4 million compared to $50.3 million for six months ended June 30, 2016, an increase of $2.1 million, or 4.17%. For the six months ended June 30, 2017, net interest margin and net interest spread were 3.96% and 3.71%, respectively, compared to 3.92% and 3.68% for the six months ended June 30, 2016. The consistency of net interest margin and net interest spread is primarily attributed to the increase in the average outstanding balances of loans and securities. The increases offset decreases in the average yields in our loan and securities portfolios. Changes in rates paid on interest-bearing deposits for the six months ended June 30, 2017 and June 30, 2016 had a minimal impact on the net interest margin.

        Tax equivalent net interest margin, which is defined as net interest income adjusted for tax-free income divided by average interest-earning assets, was 4.05% for the six months ended June 30, 2017, consistent with 4.02% for the six months ended June 30, 2016. Tax equivalent adjustments to net interest margin are the result of increasing income from tax-free securities and loans by an amount equal to the taxes that would have been paid if the income were fully taxable based on a 35% federal tax rate, thus making tax-exempt yields comparable to taxable asset yields. For the six months ended June 30, 2017 and 2016, the adjustments were approximately $1.2 million and $1.2 million, respectively.

        The following table presents an analysis of net interest income and net interest spread for the periods indicated, including average outstanding balances for each major category of interest-earning assets and interest-bearing liabilities, the interest earned or paid on such amounts, and the average rate earned or paid on such assets or liabilities, respectively. The table also sets forth the net interest margin on average total interest-earning assets for the same periods. Interest earned on loans that are classified as nonaccrual is not recognized in income; however the balances are reflected in average outstanding balances for the period. For the six months ended June 30, 2017 and 2016, the amount of interest income not recognized on nonaccrual loans was not material. Any nonaccrual loans have been included in the table as loans carrying a zero yield.

	For the Six Months Ended June 30,
	2017			2016
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
Assets
Interest-earnings assets:
Total loans(1)	$2,190,953	$52,513	4.83%	$2,116,681	$51,304	4.89%
Securities (available for sale and held to maturity)	219,005	2,656	2.45%	154,032	1,773	2.32%
Federal funds sold and other interest-earning assets	244,053	1,186	0.98%	299,003	810	0.55%
Nonmarketable equity securities	14,688	369	5.07%	14,684	358	4.92%

Total interest-earning assets	2,668,699	$56,724	4.29%	2,584,400	$54,245	4.23%

Allowance for loan losses	(25,932)			(26,491)
Noninterest-earnings assets	275,208			265,754

Total assets	$2,917,975			$2,823,663

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits	$1,495,867	$3,695	0.50%	$1,417,969	$3,308	0.47%
Repurchase agreements	2,412	3	0.25%	2,020	3	0.30%
Note payable	26,400	515	3.93%	30,641	545	3.59%
Junior subordinated debt	10,826	153	2.85%	10,826	127	2.37%

Total interest-bearing liabilities	1,535,505	$4,366	0.57%	1,461,456	$3,983	0.55%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	998,326			1,002,732
Other liabilities	18,157			13,370

Total noninterest-bearing liabilities	1,016,483			1,016,102

Shareholders' equity	365,987			346,105

Total liabilities and shareholders' equity	$2,917,975			$2,823,663

Net interest income		$52,358			$50,262

Net interest spread(2)			3.71%			3.68%
Net interest margin(3)			3.96%			3.92%
Net interest margin—tax equivalent(4)			4.05%			4.02%

(1)
Includes average outstanding balances of loans held for sale of $730,000 and $1.0 million for the six months ended June 30, 2017 and 2016, respectively.

(2)
Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.

(3)
Net interest margin is equal to net interest income divided by average interest-earning assets.

(4)
In order to make pre-tax income and resultant yields on tax-exempt investments and loans comparable to those on taxable investments and loans, a tax equivalent adjustment has been computed using a federal income tax rate of 35% for six months ended June 30, 2017.

        The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated to rate.

	For the Six Months Ended June 30, 2017 Compared to 2016
	Increase (Decrease) due to
			Total Increase (Decrease)
(Dollars in thousands)	Volume	Rate
Interest-earning assets:
Total loans	$1,800	$(591)	$1,209
Securities (available for sale and held to maturity)	748	135	883
Federal funds sold and other interest-earning assets	(149)	525	376
Nonmarketable equity securities	—	11	11

Total increase (decrease) in interest income	$2,399	$80	$2,479

Interest-bearing liabilities:
Interest-bearing deposits	$182	$205	$387
Repurchase agreements	—	—	—
Note payable	(75)	45	(30)
Junior subordinated debt	—	26	26

Total increase (decrease) in interest expense	$107	$276	$383

Increase (decrease) in net interest income	$2,292	$(196)	$2,096

        Year Ended December 31, 2016 vs. Year Ended December 31, 2015.    Net interest income for 2016 was $101.5 million compared to $97.9 million for 2015, an increase of $3.7 million, or 3.75%. The increase in net interest income was comprised of a $4.4 million, or 4.19%, increase in interest income offset by a $751,000, or 9.81%, increase in interest expense. The growth in interest income was primarily attributable to a $72.1 million, or 3.48%, increase in average loans outstanding for the year ended December 31, 2016, compared to 2015, partially offset by a three basis point decrease in the yield on total loans. The increase in average loans outstanding was primarily due to organic growth in both of our markets, and specifically loan growth in the Houston market including from the maturing of our Westchase and The Woodlands branches. The $751,000 increase in interest expense for the year ended December 31, 2016 was primarily related to a $16.4 million, or 1.14%, increase in average interest-bearing deposits over the same period in 2015. The majority of this increase is due to organic growth, primarily in interest-bearing demand deposits, NOW and money market accounts. For the year ended December 31, 2016, net interest margin and net interest spread were 3.87% and 3.63%, respectively, compared to 3.77% and 3.54% for the same period in 2015, which reflects the increases in interest income discussed above relative to the increases in interest expense.

        Tax equivalent net interest margin, defined as net interest income adjusted for tax-free income divided by average interest-earning assets, for 2016 was 3.96%, an increase of 11 basis points compared with 3.85% for 2015. This net interest margin increase was primarily due to growth of higher-yielding interest-earning assets, in both our loan portfolio and the state and municipal securities portion of our investment portfolio. For the years ended December 31, 2016 and 2015, the adjustments were approximately $2.4 million and $2.1 million, respectively.

        The following table presents an analysis of net interest income, net interest spread and net interest margin for the periods indicated in the manner presented for the six months ended June 30, 2017 and 2016 above. For the years ended December 31, 2016 and 2015, the amount of interest income not recognized on nonaccrual loans was not material. Any nonaccrual loans have been included in the table as loans carrying a zero yield.

	For the Years Ended December 31,
	2016			2015
(Dollars in thousands)	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Interest Paid	Average Yield/ Rate
Assets
Interest-earnings assets:
Total loans(1)	$2,140,917	$103,723	4.84%	$2,068,827	$100,786	4.87%
Securities (available for sale and held to maturity)	169,509	3,801	2.24%	117,883	2,814	2.39%
Federal funds sold and other interest-earning assets	301,018	1,732	0.58%	402,391	1,392	0.35%
Nonmarketable equity securities	14,683	695	4.73%	9,653	533	5.52%

Total interest-earning assets	2,626,127	$109,951	4.19%	2,598,754	$105,525	4.06%

Allowance for loan losses	(26,826)			(27,325)
Noninterest-earnings assets	276,413			282,482

Total assets	$2,875,714			$2,853,911

Liabilities and Shareholders' Equity
Interest-bearing liabilities:
Interest-bearing deposits	$1,458,566	$7,073	0.48%	$1,442,194	$6,501	0.45%
Repurchase agreements	1,918	5	0.26%	1,473	4	0.27%
Note payable	29,624	1,061	3.58%	28,113	932	3.32%
Junior subordinated debt	10,826	266	2.46%	10,815	217	2.01%

Total interest-bearing liabilities	1,500,934	$8,405	0.56%	1,482,595	$7,654	0.52%

Noninterest-bearing liabilities:
Noninterest-bearing deposits	1,010,403			1,014,897
Other liabilities	15,270			19,380
Total noninterest-bearing liabilities	1,025,673			1,034,277

Shareholders' equity	349,107			337,039

Total liabilities and shareholders' equity	$2,875,714			$2,853,911

Net interest income		$101,546			$97,871

Net interest rate spread(2)			3.63%			3.54%
Net interest margin(3)			3.87%			3.77%
Net interest margin—tax equivalent(4)			3.96%			3.85%

(1)
Includes average outstanding balances of loans held for sale of $905,000 and $637,000 for the years ended December 31, 2016 and 2015, respectively.

(2)
Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.

(3)
Net interest margin is equal to net interest income divided by average interest-earning assets.

(4)
In order to make pre-tax income and resultant yields on tax-exempt investments and loans comparable to those on taxable investments and loans, a tax equivalent adjustment has been computed using a federal income tax rate of 35% for the years ended December 31, 2016 and 2015.

        The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest-earning assets and interest-bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated to rate.

	For the Year Ended December 31, 2016 Compared to 2015
	Increase (Decrease) due to
			Total Increase (Decrease)
(Dollars in thousands)	Volume	Rate
Interest-earning assets:
Total loans	$3,512	$(575)	$2,937
Securities (available for sale and held to maturity)	1,232	(245)	987
Federal funds sold and other interest-earning assets	(351)	691	340
Nonmarketable equity securities	278	(116)	162

Total increase (decrease) in interest income	$4,671	$(245)	$4,426

Interest-bearing liabilities:
Interest-bearing deposits	$74	$498	$572
Repurchase agreements	1	—	1
Note payable	50	79	129
Junior subordinated debt	—	49	49

Total increase (decrease) in interest expense	$125	$626	$751

Increase (decrease) in net interest income	$4,546	$(871)	$3,675

Provision for Loan Losses

        The provision for loan losses is an expense we use to maintain an allowance for loan losses at a level which is deemed appropriate by management to absorb inherent losses on existing loans. For a description of the factors taken into account by our management in determining the allowance for loan losses see "—Financial Condition—Allowance for Loan Losses."

        The provision for loan losses for the six months ended June 30, 2017 was $266,000 compared to $2.7 million for the six months ended June 30, 2016. The decrease in the provision for loan losses is primarily on the result of pay-offs and charge-offs of certain classified and problem loans.

        The provision for loan losses for the year ended December 31, 2016 was $4.6 million compared to $7.0 million for the year ended December 31, 2015. The decrease of $2.4 million was primarily due to the decrease in net charge-offs for the year ended December 31, 2016 compared to the same period in 2015 offset by our growth in loans for the year end December 31, 2016.

        Net charge-offs for the year ended December 31, 2016 totaled $4.9 million, or 0.23% of total average loans, including loans held for sale, as compared to net charge-offs of $6.6 million, or 0.32%, for the same period in 2015. Loans increased to $2.2 billion for the year ended December 31, 2016, from $2.1 billion for the year ended December 31, 2015, an increase of $62.9 million or 3.01%.

Noninterest Income

        Our primary sources of recurring noninterest income are deposit account service charges, gains on the sale of assets, card interchange fees and income from bank-owned life insurance. Noninterest income does not include loan origination fees to the extent they exceed the direct loan origination costs, which are generally recognized over the life of the related loan as an adjustment to yield using the interest method.

        Six Months Ended June 30, 2017 vs. Six Months Ended June 30, 2016.    For the six months ended June 30, 2017, noninterest income totaled $7.0 million, a decrease of $824,000, or 10.57%, compared to $7.8 million for the six months ended June 30, 2016. The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Six Months Ended June 30,
(Dollars in thousands)	2017	2016	Increase (Decrease)
Noninterest income:
Deposit account service charges	$3,017	$3,252	$(235)	(7.23)%
Net gain on sale of assets	703	533	170	31.89%
Card interchange fees	1,709	1,685	24	1.42%
Earnings on bank-owned life insurance	661	677	(16)	(2.36)%
Other	884	1,651	(767)	(46.46)%

Total noninterest income	$6,974	$7,798	$(824)	(10.57)%

        Year Ended December 31, 2016 vs. Year Ended December 31, 2015.    For the year ended December 31, 2016, noninterest income totaled $15.7 million, an increase of $782,000, or 5.22%, compared to $15.0 million for the year ended December 31, 2015. The following table presents, for the periods indicated, the major categories of noninterest income:

	For the Years Ended December 31,
			Increase (Decrease)
(Dollars in thousands)	2016	2015
Noninterest income:
Deposit account service charges	$6,538	$6,912	$(374)	(5.41)%
Net gain on sale of assets	1,922	783	1,139	145.47%
Gain on redemption of junior subordinated debt	—	1,025	(1,025)	(100.00)%
Card interchange fees	3,352	3,331	21	0.63%
Earnings on bank-owned life insurance	1,356	1,357	(1)	(0.07)%
Other	2,581	1,559	1,022	65.55%

Total noninterest income	$15,749	$14,967	$782	5.22%

        Deposit Account Service Charges.    We earn fees from our customers for deposit-related services, and these fees constitute a significant component of our noninterest income. Service charges on deposit accounts were $3.0 million for the six months ended June 30, 2017, a decrease of $235,000, or 7.23%, over the same period in 2016. Service charges on deposit accounts were $6.5 million for the year ended December 31, 2016, a decrease of $374,000, or 5.41%, over the same period in 2015. The decreases in these periods were due to a reduction of non-sufficient and overdraft charges incurred by our deposit customers.

        Net Gain on Sale of Assets.    Net gain on sale of assets consists of the gains associated with the sale of fixed assets, SBA loans, mortgage loans and other assets, including OREO and repossessed assets. Net gain on sale of assets was $703,000 for the six months ended June 30, 2017, an increase of

$170,000, or 31.89%, over the same period in 2016. Net gain on sale of assets was $1.9 million for the year ended December 31, 2016, which was a $1.1 million, or 145.47%, increase over the same period in 2015. This increase was primarily attributed to the sale of one of our branch locations.

        Other.    This category includes a variety of other income-producing activities, including partnership and investment fund income, other loan fees, swap origination charges, wire transfer fees, credit card program income, and other fee income.

        Other noninterest income decreased $767,000, or 46.46%, from $1.7 million for the six months ended June 30, 2016 to $884,000 for the six months ended June 30, 2017. The decrease is primarily due to the income generated during the six months ended June 30, 2016 by our investments in partnerships and funds associated with the Small Business Investment Company program of the U.S. Small Business Administration of $629,000. Our investments in these partnerships and funds aid the Company in meeting the requirements of the Community Reinvestment Act. The partnerships and funds are licensed small business investment companies whose income is primarily derived from investment in small businesses and ultimate liquidation of these investments at a future date for profit.

        Other noninterest income increased $1.0 million, or 65.55%, in 2016 compared to 2015 due primarily to income recognized on our investments in limited partnerships licensed under the Small Business Investment Company program of the U.S. Small Business Administration of $629,000 and origination fees associated with swaps originated with, and on behalf of, our loan customers of $174,000.

Noninterest Expense

        Generally, noninterest expense is composed of all employee expenses and costs associated with operating our facilities, obtaining and retaining customer relationships and providing bank services. The largest component of noninterest expense is salaries and employee benefits. Noninterest expense also includes operational expenses, such as occupancy expenses, depreciation and amortization of our facilities and our furniture, fixtures and office equipment, professional and director fees, regulatory fees, including FDIC assessments, data processing expenses, printing and office supplies, amortization of intangibles, and advertising and marketing expenses.

        Six Months Ended June 30, 2017 vs. Six Months Ended June 30, 2016.    For the six months ended June 30, 2017, noninterest expense totaled $37.3 million, an increase of $452,000, or 1.23%, compared to $36.8 million for the six months ended June 30, 2016.

        The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Six Months Ended June 30,
(Dollars in thousands)	2017	2016	Increase (Decrease)
Salaries and employee benefits	$22,723	$22,061	$662	3.00%
Non-staff expenses:
Net occupancy expense	4,584	5,330	(746)	(14.00)%
Regulatory fees	1,231	1,148	83	7.23%
Data processing	1,293	1,240	53	4.27%
Printing, stationery, and office supplies	717	699	18	2.58%
Amortization of intangibles	549	594	(45)	(7.58)%
Professional and director fees	1,331	1,186	145	12.33%
Correspondent bank and customer related expense	152	161	(9)	(5.59)%
Loan processing	205	240	(35)	(14.58)%
Advertising, marketing and business development	687	397	290	73.05%
Repossessed real estate and other assets	203	121	82	67.77%
Security and protection expense	724	882	(158)	(17.91)%
Other expense	2,887	2,775	112	4.04%

Total noninterest expense	$37,286	$36,834	$452	1.23%

        Year Ended December 31, 2016 vs. Year Ended December 31, 2015.    For the year ended December 31, 2016, noninterest expense totaled $73.5 million, an increase of $2.5 million, or 3.58%, compared to $71.0 million for the year ended December 31, 2015.

        The following table presents, for the periods indicated, the major categories of noninterest expense:

	For the Years Ended December 31,
			Increase (Decrease)
(Dollars in thousands)	2016	2015
Salaries and employee benefits	$44,239	$41,601	$2,638	6.34%
Non-staff expenses:
Net occupancy expense	10,100	9,844	256	2.60%
Regulatory fees	2,300	2,206	94	4.26%
Data processing	2,484	2,416	68	2.81%
Printing, stationery, and office supplies	2,981	2,959	22	0.74%
Amortization of intangibles	1,167	1,305	(138)	(10.57)%
Professional and director fees	2,481	2,462	19	0.77%
Correspondent bank and customer related expense	320	325	(5)	(1.54)%
Loan processing	509	619	(110)	(17.77)%
Advertising, marketing and business development	789	925	(136)	(14.70)%
Repossessed real estate and other assets	318	228	90	39.47%
Security and protection expense	1,718	1,619	99	6.11%
Merger expense	—	1,374	(1,374)	(100.00)%
Other expense	4,096	3,078	1,018	33.07%

Total noninterest expense	$73,502	$70,961	$2,541	3.58%

        Salaries and Employee Benefits.    Salaries and employee benefits are the largest component of noninterest expense and include payroll expense, the cost of incentive compensation, benefit plans, health insurance and payroll taxes.

        Salaries and employee benefits were $22.7 million for the six months ended June 30, 2017, an increase of $662,000, or 3.00%, compared to $22.1 million for the same period in 2016. The increase was due to increases in salaries and incentive compensation resulting from bonuses and deferred compensation expense. As of June 30, 2017 and 2016, the number of full-time equivalent employees was 472 and 480, respectively.

        Salaries and employee benefits were $44.2 million for the year ended December 31, 2016, an increase of $2.6 million, or 6.34%, compared to $41.6 million for the same period in 2015. The increase was due primarily to an increase in incentive compensation, health insurance expenses, benefit plan expenses and payroll taxes. As of December 31, 2016 and 2015, we had 479 and 481 full-time equivalent employees, respectively.

        Net Occupancy Expenses.    Net occupancy expenses were $4.6 million and $5.3 million for the six months ended June 30, 2017 and 2016 respectively. These decreases are primarily due to the closing of multiple branches during 2016 and 2017, and a reduction in repairs, maintenance and janitorial services. This category includes building, leasehold, furniture, fixtures and equipment depreciation totaling $1.7 million and $1.6 million for the six months ended June 30, 2017 and 2016, respectively.

        Net occupancy expenses were $10.1 million and $9.8 million for the years ended December 31, 2016 and 2015, respectively. This category includes building, leasehold, furniture, fixtures and equipment depreciation totaling $3.3 million for the year ended December 31, 2016 and $3.6 million for the same period in 2015. The increase of $256,000, or 2.60%, in occupancy expenses for 2016 compared to 2015 was due primarily to increased lease expense due to new corporate location and renewal of leases for existing locations, offset by the decrease in depreciation of leasehold improvement, furniture, fixtures and office equipment.

        Amortization of Intangibles.    Amortization costs were $549,000 for the six months ended June 30, 2017, a decrease of $45,000, or 7.58%, compared to $594,000 for the same period in 2016. Amortization costs were $1.2 million for the year ended December 31, 2016, a decrease of $138,000, or 10.57%, compared to $1.3 million for the same period of 2015. The decreases in amortization costs for the six months ended June 30, 2017 and in 2016 were primarily due to amortization of intangibles on an accelerated basis over their designated useful life, which ranges from seven to fifteen years.

        Professional and Director Fees.    Professional and director fees, which include legal, audit, loan review and consulting fees, were $1.3 million and $1.2 million for the six months ended June 30, 2017 and 2016, respectively. The increase of $145,000, or 12.23%, was primarily due to increases in consulting and audit fees. Professional fees and director fees were $2.5 million for each of the years ended December 31, 2016 and 2015.

        Loan Processing Expense.    Loan processing expense was $205,000 and $240,00 for the six months ended June 30, 2017 and 2016, respectively. Loan processing expense consists of expense associated with the origination of loans—title policies, appraisals, filing and recording fees, and collection expenses associated with problem loans. The decrease of $35,000, or 14.58%, for the six months ended June 30, 2017 and 2016, was primarily due to changes in collection expense associated with problem loans and the reimbursement of origination costs by the borrowers. Loan processing expense was $509,000 and $619,000 for the years ended December 31, 2016 and 2015, respectively. The decrease of $110,000, or 17.77%, was primarily due to decrease in collection expenses associated with problem loans.

        Advertising and Marketing Expense.    Advertising and promotion-related expenses were $687,000 and $397,000 for the six months ended June 30, 2017 and 2016, respectively, primarily due to an increase in media costs associated with the Company's branding campaign that began early in the second quarter of 2017. Advertising and marketing-related expenses were $789,000 and $925,000 for the years ended December 31, 2016 and 2015, respectively. This decrease of $136,000, or 14.70%, for the year ended December 31, 2016 compared to the year ended December 31, 2015, was primarily due to our development of an internal marketing department to handle advertising.

        Repossessed Real Estate and Other Asset Expense.    Repossessed real estate and other asset expense consists of carrying and disposition expenses associated with other real estate and repossessed assets, which were $203,000 and $121,000 for the six months ended June 30, 2017 and 2016, respectively. The increase of $82,000, or 67.77%, for the six month periods was due to the write-downs taken on other real estate during the first quarter of 2017. Repossessed real estate and other asset expense was $318,000 and $228,000 for the years ended December 31, 2016 and 2015, respectively. The increase of $90,000, or 39.47%, for the year ended December 31, 2016 compared to the year ended December 31, 2015, was due to increase in carrying costs associated with other real estate.

        Merger Expense.    Merger expense represents expenses incurred in, and related to, the acquisition of MC Bancshares, Inc. The Company entered into the definitive agreement in March 2014 and consummated the acquisition in February 2015. There were no merger expenses incurred in 2016 or 2017.

        Other.    This category includes operating and administrative expenses, such as ATM expenses, wire transfer expense, payroll processing expense, amortization of non-compete agreements, operational losses (debit cards, check fraud, etc.), software licenses, business development expenses (i.e., travel and entertainment, charitable contributions and club memberships), and insurance.

        Other noninterest expense was $2.9 million for the six months ended June 30, 2017, an increase of $112,000, or 4.04%, compared to the same period in 2016, primarily due to an increase in software licenses. Other noninterest expense increased to $4.1 million for the year ended December 31, 2016, compared to $3.1 million for the same period in 2015, an increase of $1.0 million, or 33.07%. The increase was primarily due to operational losses incurred on customer debit card transactions, losses associated with customer transactional accounts, amortization of non-compete agreements for a full year, and an increase in software licenses.

Income Tax Expense

        The amount of income tax expense we incur is impacted by the amounts of our pre-tax income, tax-exempt income and other nondeductible expenses. Deferred tax assets and liabilities are reflected at current income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

        Six Months Ended June 30, 2017 vs. Six Months Ended June 30, 2016.    For the six months ended June 30, 2017 and 2016, income tax expense totaled $6.2 million and $5.7 million, respectively, and our effective tax rate for those periods was 28.5% and 30.5%, respectively. The increase in income tax expense is due to higher pre-tax income and the lower effective tax rate is due to true-ups and return to provision adjustments booked during the six months ended June 30, 2017.

        Year Ended December 31, 2016 vs. Year Ended December 31, 2015.    For the years ended December 31, 2016 and 2015, income tax expense totaled $12.0 million and $10.8 million, respectively. Our effective tax rate for the years ended December 31, 2016 and 2015 was generally consistent and was 30.7% and 30.9%, respectively.

Financial Condition

        Total assets were $2.9 billion as of June 30, 2017 compared to $3.0 billion as of December 31, 2016, a decrease of $10.6 million, or 0.40%, due primarily to decrease in cash and cash equivalents of $74.9 million which was partially offset by a $14.4 million increase in securities, a $15.7 million increase in the cash surrender value of insurance due to purchase of $15 million, as well as loan growth of $37.4 million. Our total assets increased $68.9 million, or 2.39%, from $2.9 billion as of December 31, 2015, to $3.0 billion as of December 31, 2016. Our asset growth in 2016 was primarily due to focus and growth in the Houston market, maturity and growth of existing banking locations, along with those locations acquired in 2015 with the MC Bancshares, Inc. acquisition.

Loan Portfolio

        Our primary source of income is derived through interest earned on loans to small to medium-sized businesses, commercial companies, professionals and individuals located in our primary market areas. A substantial portion of our loan portfolio consists of commercial and industrial loans and real estate loans secured by commercial real estate properties located in our primary market areas. Our loan portfolio represents the highest yielding component of our earning assets.

        As of June 30, 2017, gross loans were $2.2 billion, an increase of $37.4 million, compared to $2.2 billion at December 31, 2016. Loan growth was primarily due to an increase in loans in the Houston market. As of December 31, 2016, gross loans were $2.2 billion, an increase of $60.8 million, or 2.90%, compared to $2.1 billion as of December 31, 2015. These increases were primarily due to our continued organic growth in the Houston market including from the maturing of our Westchase and The Woodlands branches, and new locations opened or acquired in the MC Bancshares, Inc. acquisition.

        Total loans as a percentage of deposits were 87.11%, 84.81% and 84.24% as of June 30, 2017, December 31, 2016 and 2015, respectively. Total loans, as a percentage of assets were 74.55%, 73.01%, and 72.57% as of June 30, 2017, December 31, 2016 and 2015, respectively.

        The following table summarizes our loan portfolio by type of loan as of the dates indicated:

			As of December 31,
	As of June 30, 2017
			2016		2015		2014		2013		2012
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Commercial and industrial	$535,116	24.4%	$511,554	23.7%	$504,750	24.0%	$485,318	25.8%	$521,360	29.6%	$404,990	34.9%
Real estate:
Commercial real estate	690,044	31.4%	697,794	32.3%	693,421	33.0%	691,724	36.8%	675,406	38.4%	422,022	36.4%
Construction and development	433,966	19.8%	491,626	22.8%	451,219	21.5%	327,280	17.4%	268,798	15.3%	144,262	12.5%
1-4 family residential	240,073	10.9%	236,882	11.0%	217,301	10.4%	187,585	10.0%	175,844	10.0%	117,631	9.7%
Multi-family residential	208,222	9.5%	133,210	6.2%	114,366	5.4%	73,246	3.9%	28,467	1.6%	10,463	0.9%
Consumer	41,130	1.9%	39,694	1.8%	41,006	2.0%	47,451	2.5%	48,897	2.8%	45,020	3.9%
Agricultural	10,650	0.4%	11,106	0.5%	12,737	0.6%	16,842	0.9%	14,055	0.8%	14,275	1.2%
Other	38,237	1.7%	38,180	1.7%	64,452	3.1%	50,891	2.7%	26,999	1.5%	6,551	0.5%

Gross loans	$2,197,438	100%	$2,160,046	100%	$2,099,252	100%	$1,880,337	100%	$1,759,826	100%	$1,165,214	100%
Less deferred fees and unearned discount	4,436		4,548		5,680		3,124		1,240		594
Less loans held for sale	559		613		1,562		620		1,155		5,723

Total loans	$2,192,443		$2,154,885		$2,092,010		$1,876,593		$1,757,431		$1,158,897

        Commercial and Industrial Loans.    Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and effectively. These loans are primarily made based on the borrower's ability to service the debt from income. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and generally include personal guarantees.

        Commercial and industrial loans increased $23.6 million, or 4.61%, to $535.1 million as of June 30, 2017 from $511.6 at December 31, 2016. Commercial and industrial loans increased $6.8 million, or 1.35%, to $511.6 million as of December 31, 2016, from $504.8 million as of December 31, 2015. The increases were due to organic growth in our markets.

        Commercial Real Estate Loans.    Commercial real estate loans are underwritten primarily based on projected cash flows and, secondarily, as loans secured by commercial real estate, both owner-occupied and non-owner-occupied. These loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the portfolio are located primarily throughout our markets and are generally diverse in terms of type. This diversity helps reduce the exposure to adverse economic events that affect any single industry.

        Commercial real estate loans decreased $7.8 million, or 1.11%, to $690.0 million as of June 30, 2017 from $697.8 million as of December 31, 2016. Commercial real estate loans increased $4.4 million, or 0.63%, to $697.8 million as of December 31, 2016 from $693.4 million as of December 31, 2015. The increases were due to organic growth in our markets.

        Construction and Development Loans.    Construction and development loans are comprised of loans to fund construction, land acquisition and land development construction. The properties securing the portfolio are primarily located in the Houston and Beaumont markets and are generally diverse in terms of type.

        Construction and Development loans decreased $57.7 million, or 11.73%, to $434.0 million as of June 30, 2017 from $491.6 million as of December 31, 2016, a result of community development construction loans moving to multi-family residential as construction is completed. Construction and development loans increased $40.4 million, or 8.95%, to $491.6 million as of December 31, 2016 from $451.2 million as of December 31, 2015, due to organic growth, especially in the Houston market.

        1-4 Family Residential.    Our 1-4 family residential loan portfolio is comprised of loans secured by 1-4 family homes, which are both owner-occupied and investor-owned. Our 1-4 family residential loans have relatively small balances spread between many individual borrowers compared to our other loan categories.

        Our 1-4 family residential loans were $240.1 million at June 30, 2017 and increased $19.6 million, or 9.02%, to $236.9 million as of December 31, 2016, from $217.3 million as of December 31, 2015. These increases were primarily a result of continued organic growth.

        Multi-Family Residential.    Our multi-family residential loan portfolio is comprised of loans secured by properties deemed multi-family, which includes apartment buildings. Our multi-family residential loan portfolio is primarily comprised and collateralized by Texas-based community development and affordable housing projects. Repayment is largely based on the successful management of the project and the success of leasing the units.

        Multi-family residential loans increased $75.0 million, or 56.31%, to $208.2 million as of June 30, 2017 from $133.2 million as of December 31, 2016 and increased $18.8 million, or 16.43%, as of December 31, 2016, from $114.4 million as of December 31, 2015. The growth during these periods was primarily a result of community development construction loans moving to multi-family residential as construction is completed.

        Other Loan Categories.    Other categories of loans included in our loan portfolio include consumer loans and agricultural loans made to farmers and ranchers relating to their operations. None of these categories of loans represents a material portion of our total loan portfolio.

        The contractual maturity ranges of loans in our loan portfolio, including loans held for sale, and the amount of such loans with fixed and floating interest rates in each maturity range as of date indicated are summarized in the following tables:

	As of June 30, 2017
(Dollars in thousands)	One Year or Less	One Through Five Years	After Five Years	Total
Commercial and industrial	$309,848	$176,399	$48,869	$535,116
Real estate:
Commercial real estate	69,326	418,954	201,764	690,044
Construction and development	145,160	203,613	85,193	433,966
1-4 family residential	13,149	52,651	174,273	240,073
Multi-family residential	62,330	48,033	97,859	208,222
Consumer	25,032	15,485	613	41,130
Agricultural	9,299	1,351	—	10,650
Other	32,245	3,993	1,999	38,237

Total loans	$666,389	$920,479	$610,570	$2,197,438

Amounts with fixed rates	$173,582	$515,727	$229,868	$919,177
Amounts with floating rates	492,807	404,752	380,702	1,278,261

	As of December 31, 2016
(Dollars in thousands)	One Year or Less	One Through Five Years	After Five Years	Total
Commercial and industrial	$288,458	$191,859	$31,237	$511,554
Real estate:
Commercial real estate	72,635	409,423	215,736	697,794
Construction and development	175,017	208,483	108,126	491,626
1-4 family residential	16,753	49,879	170,250	236,882
Multi-family residential	16,316	41,552	75,342	133,210
Consumer	24,169	15,396	129	39,694
Agricultural	9,257	1,587	262	11,106
Other	31,578	3,851	2,751	38,180

Total loans	$634,183	$922,030	$603,833	$2,160,046

Amounts with fixed rates	$158,024	$539,891	$229,507	$927,422
Amounts with floating rates	476,159	382,139	374,326	1,232,624

	As of December 31, 2015
(Dollars in thousands)	One Year or Less	One Through Five Years	After Five Years	Total
Commercial and industrial	$261,039	$223,517	$20,194	$504,750
Real estate:
Commercial real estate	75,561	401,355	216,505	693,421
Construction and development	137,971	168,217	145,031	451,219
1-4 family residential	11,223	59,877	146,201	217,301
Multi-family residential	22,059	42,927	49,380	114,366
Consumer	23,988	16,760	258	41,006
Agricultural	10,075	2,370	292	12,737
Other	40,952	20,853	2,647	64,452

Total loans	$582,868	$935,876	$580,508	$2,099,252

Amounts with fixed rates	$144,474	$561,005	$226,082	$931,561
Amounts with floating rates	438,394	374,871	354,426	1,167,691

Nonperforming Assets

        Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by regulatory provisions. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. In general, we place loans on nonaccrual status when they become 90 days past due. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. When interest accrual is discontinued, all unpaid accrued interest is reversed from income. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal due. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are, in management's opinion, reasonably assured.

        We believe our conservative lending approach and focused management of nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. We have several procedures in place to assist us in maintaining the overall quality of our loan portfolio. We have established underwriting guidelines to be followed by our bankers, and we also monitor our delinquency levels for any negative or adverse trends. There can be no assurance, however, that our loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

        We had $9.7 million in nonperforming assets as of June 30, 2017, compared to $8.1 million as of December 31, 2016, and $14.9 million as of December 31, 2015 and we had $8.3 million in nonperforming loans as of June 30, 2017, compared to $6.2 million as of December 31, 2016, and $13.8 million as of December 31, 2015. The increase in nonperforming assets and nonperforming loans as of June 30, 2017 from December 31, 2016 was due to the deteriorating financial performance of certain commercial relationships. The decrease from December 31, 2015 to December 31, 2016 was primarily attributable to pay-offs, charge-offs and improvements in overall asset quality.

        The following table presents information regarding nonperforming assets at the dates indicated:

		As of December 31,
	As of June 30, 2017
(Dollars in thousands)		2016	2015	2014	2013	2012
Nonaccrual loans(1)(2)	$8,255	$6,239	$13,722	$22,878	$12,822	$12,936
Accruing loans 90 or more days past due	—	—	90	278	25	127

Total nonperforming loans	8,255	6,239	13,812	23,156	12,847	13,063

Foreclosed assets, including other real estate:
Commercial real estate, construction and development, land and land development	1,018	1,077	1,079	1,077	2,813	1,827
Residential real estate	417	—	—	192	126	358
Other	—	783	13	132	196	791

Total foreclosed assets	1,435	1,860	1,092	1,401	3,135	2,976

Total nonperforming assets	$9,690	$8,099	$14,904	$24,557	$15,982	$16,039

Restructured loans—nonaccrual	$3,818	$4,326	$11,915	$3,881	$5,347	$7,732
Restructured loans—accruing	$20,826	$21,213	$8,497	$1,246	$2,370	$2,437
Ratio of nonperforming loans to total loans	0.38%	0.29%	0.66%	1.23%	0.73%	1.12%
Ratio of nonperforming assets to total assets	0.33%	0.27%	0.52%	0.93%	0.65%	0.94%

		As of December 31,
	As of June 30, 2017
(Dollars in thousands)		2016	2015	2014	2013	2012
Nonaccrual loans by category:(1)(2)
Commercial and industrial	$2,348	$2,318	$8,020	$15,396	$7,863	$5,003
Real estate:
Commercial real estate	4,964	2,118	3,721	5,180	2,631	4,432
Construction and development	362	458	1,046	1,856	1,676	2,670
1-4 family residential	578	1,302	915	405	564	526
Multi-family residential	3	7	14	22	32	—
Consumer	—	—	6	19	34	284
Agricultural	—	36	—	—	—	—
Other	—	—	—	—	22	21

Total nonaccrual loans	$8,255	$6,239	$13,722	$22,878	$12,822	$12,936

(1)
Excludes loans held for sale of $559,000 as of June 30, 2017 and $613,000, $1.6 million, $620,000, $1.2 million and $5.7 million as of December 31 2016, 2015, 2014, 2013 and 2012, respectively.

(2)
Restructured loans-nonaccrual are included in nonaccrual loans which are a component of nonperforming loans.

Potential Problem Loans

        From a credit risk standpoint, we classify loans in one of five categories: pass, special mention, substandard, doubtful or loss. Within the pass category, we classify loans into one of the following three subcategories based on perceived credit risk, including repayment capacity and collateral security: high quality, good and satisfactory. The classifications of loans reflect a judgment about the risks of default and loss associated with the loan. We review the ratings of our credits on a monthly basis. Ratings are adjusted to reflect the degree of risk and loss that is believed to be inherent in each credit as of each monthly reporting period. Our methodology is structured so that specific reserve allocations are increased in accordance with deterioration in credit quality (and a corresponding increase in risk and loss) or decreased in accordance with improvement in credit quality (and a corresponding decrease in risk and loss).

        Credits rated special mention show clear signs of financial weaknesses or deterioration in creditworthiness; however, such concerns are not so pronounced that we generally expect to experience significant loss within the short-term. Such credits typically maintain the ability to perform within standard credit terms and credit exposure is not as prominent as credits with a lower rating.

        Credits rated substandard are those in which the normal repayment of principal and interest may be, or has been, jeopardized by reason of adverse trends or developments of a financial, managerial, economic or political nature, or important weaknesses in the collateral for the loan. A protracted workout on these credits is a distinct possibility. Prompt corrective action is therefore required to reduce exposure and to assure that adequate remedial measures are taken by the borrower. Credit exposure becomes more likely in such credits and a serious evaluation of the secondary support to the credit is performed.

        Credits rated as doubtful have weaknesses of substandard assets that are sufficient to make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values.

        Credits rated as loss are charged-off. We have no expectation of the recovery of any payments in respect of credits rated as loss.

        The following table summarizes the internal ratings of our loans as of the dates indicated:

	As of June 30, 2017
(Dollars in thousands)	Pass	% of Total	Special Mention	% of Total	Substandard	% of Total	Total
Commercial and industrial	$490,933	23.1%	$8,312	38.8%	$35,871	64.5%	$535,116
Real estate:
Commercial real estate	671,958	31.7%	4,143	19.4%	13,943	25.0%	690,044
Construction and development	432,216	20.4%	636	3.0%	1,114	2.0%	433,966
1-4 family residential	235,016	11.1%	409	1.9%	4,648	8.4%	240,073
Multi-family residential	200,700	9.5%	7,519	35.0%	3	0.0%	208,222
Consumer	40,721	1.9%	409	1.9%	—	0.0%	41,130
Agricultural	10,615	0.5%	—	0.0%	35	0.1%	10,650
Other	38,234	1.8%	—	0.0%	3	0.0%	38,237

Total	$2,120,393	100.0%	$21,428	100.0%	$55,617	100.0%	$2,197,438

	As of December 31, 2016
(Dollars in thousands)	Pass	% of Total	Special Mention	% of Total	Substandard	% of Total	Total
Commercial and industrial	$483,399	23.2%	$2,207	11.4%	$25,948	45.5%	$511,554
Real estate:
Commercial real estate	674,445	32.4%	7,731	40.0%	15,618	27.5%	697,794
Construction and development	485,823	23.3%	933	4.8%	4,870	8.5%	491,626
1-4 family residential	234,473	11.3%	797	4.1%	1,612	2.8%	236,882
Multi-family residential	125,553	6.0%	7,650	39.6%	7	0.0%	133,210
Consumer	39,684	1.9%	10	0.1%	—	0.0%	39,694
Agricultural	11,033	0.5%	—	0.0%	73	0.1%	11,106
Other	29,335	1.4%	—	0.0%	8,845	15.6%	38,180

Total	$2,083,745	100.0%	$19,328	100.0%	$56,973	100.0%	$2,160,046

	As of December 31, 2015
(Dollars in thousands)	Pass	% of Total	Special Mention	% of Total	Substandard	% of Total	Total
Commercial and industrial	$476,933	23.5%	$1,462	7.9%	$26,355	52.6%	$504,750
Real estate:
Commercial real estate	659,909	32.5%	15,910	86.5%	17,602	35.1%	693,421
Construction and development	447,222	22.0%	—	0.0%	3,997	8.0%	451,219
1-4 family residential	214,339	10.6%	843	4.6%	2,119	4.2%	217,301
Multi-family residential	114,180	5.6%	172	0.9%	14	0.0%	114,366
Consumer	40,975	2.0%	17	0.1%	14	0.0%	41,006
Agricultural	12,695	0.6%	—	0.0%	42	0.1%	12,737
Other	64,452	3.2%	—	0.0%	—	0.0%	64,452

Total	$2,030,705	100.0%	$18,404	100.0%	$50,143	100.0%	$2,099,252

Allowance for Loan Losses

        We maintain an allowance for loan losses that represents management's best estimate of the loan losses and risks inherent in our loan portfolio. The amount of the allowance for loan losses should not be interpreted as an indication that charge-offs in future periods will necessarily occur in those amounts. In determining the allowance for loan losses, we estimate losses on specific loans, or groups of loans, where the probable loss can be identified and reasonably determined. The balance of the allowance for loan losses is based on internally assigned risk classifications of loans, historical loan loss rates, changes in the nature of our loan portfolio, overall portfolio quality, industry concentrations, delinquency trends, current economic factors and the estimated impact of current economic conditions on certain historical loan loss rates. Please see "—Critical Accounting Policies—Loans and Allowance for Loan Losses."

        In connection with the review of our loan portfolio, we consider risk elements applicable to particular loan types or categories in assessing the quality of individual loans. Some of the risk elements we consider include:

  •
  for commercial and industrial loans, the debt service coverage ratio (income from the business in excess of operating expenses compared to loan repayment requirements), the operating results of the commercial, industrial or professional enterprise, the borrower's business, professional and financial ability and expertise, the specific risks and volatility of income and operating results typical for businesses in that category and the value, nature and marketability of collateral;

  •
  for commercial real estate loans and multi-family residential loans, the debt service coverage ratio, operating results of the owner in the case of owner-occupied properties, the loan-to-value ratio, the age and condition of the collateral and the volatility of income, property value and future operating results typical of properties of that type;

  •
  for 1-4 family residential mortgage loans, the borrower's ability to repay the loan, including a consideration of the debt-to-income ratio and employment and income stability, the loan-to-value ratio, and the age, condition and marketability of the collateral; and

  •
  for construction and development loans, the perceived feasibility of the project including the ability to sell developed lots or improvements constructed for resale or the ability to lease property constructed for lease, the quality and nature of contracts for presale or prelease, if any, experience and ability of the developer and loan-to-value ratio.

        As of June 30, 2017, the allowance for loan losses totaled $25.2 million, or 1.15% of total loans. As of December 31, 2016, the allowance for loan losses totaled $25.0 million, or 1.16%, of total loans. Our allowance for loan losses as of June 30, 2017 increased by $181,000, or 0.72%, compared to December 31, 2016 primarily due to the organic growth of our loan portfolio. As of December 31, 2015, the allowance for loan losses totaled $25.3 million, or 1.21%, of total loans. Our allowance for loan losses as of December 31, 2016, decreased $309,000, or 1.22%, compared to December 31, 2015, primarily due to an improvement in the overall credit quality of the loan portfolio.

        The following tables present, as of and for the periods indicated, an analysis of the allowance for loan losses and other related data:

	For the Six Months Ended June 30, 2017
		For the Years Ended December 31,
(Dollars in thousands)		2016	2015	2014	2013	2012
Average loans outstanding(1)	$2,190,953	$2,140,917	$2,068,827	$1,814,994	$1,374,270	$1,069,066

Total loans outstanding at end of period(2)	$2,192,443	$2,154,885	$2,092,010	$1,876,593	$1,757,431	$1,158,897

Allowance for loan losses at beginning of period	$25,006	$25,315	$24,952	$23,843	$17,498	$15,294
Provision for loan losses	266	4,575	6,950	3,766	10,255	5,719
Charge-offs:
Commercial and industrial	713	4,884	7,210	1,597	3,622	3,041
Real estate:
Commercial real estate	—	589	27	1,082	555	841
Construction and development	—	—	—	315	5	328
1-4 family residential	—	3	263	110	181	32
Multi-family residential	—	—	—	—	—	—
Consumer	83	277	102	70	234	5
Agricultural	—	267	—	—	290	—
Other	—	59	—	2	0	233

Total charge-offs	796	6,079	7,602	3,176	4,887	4,480
Recoveries:
Commercial and industrial	662	1,010	524	391	239	894
Real estate:
Commercial real estate	5	108	289	26	488	7
Construction and development	—	—	—	—	—	—
1-4 family residential	10	6	142	23	89	13
Multi-family residential	—	—	—	—	—	—
Consumer	20	45	60	79	161	8
Agricultural	6	26	—	—	—	—
Other	8	—	—	—	—	43

Total recoveries	711	1,195	1,015	519	977	965
Net charge-offs	85	4,884	6,587	2,657	3,910	3,515

Allowance for loan losses at end of period	$25,187	$25,006	$25,315	$24,952	$23,843	$17,498

Ratio of allowance to end of period loans	1.15%	1.16%	1.21%	1.33%	1.36%	1.51%
Ratio of net charge-offs to average loans(3)	0.01%	0.23%	0.32%	0.15%	0.28%	0.33%

(1)
Includes average outstanding balances of loans held for sale of $730,000 for the six months ended June 30, 2017 and $905,000, $637,000, $829,000, $2.90 million and $2.47 million for the years ended December 31 2016, 2015, 2014, 2013 and 2012, respectively.

(2)
Excludes loans held for sale of $559,000 at June 30, 2017 and $613,000, $1.6 million, $620,000, $1.2 million and $5.7 million at December 31 2016, 2015, 2014, 2013 and 2012, respectively.

(3)
The ratio calculations for the six months ended June 30, 2017 represent the annualized calculations.

        We believe the successful execution of our expansion strategy through organic growth, focused de novo branching and strategic acquisitions is generally demonstrated by the upward trend in loan balances from December 31, 2012 to December 31, 2016. Total loans increased from $1.2 billion as of December 31, 2012, to $2.2 billion as of December 31, 2016. Net charge-offs have been minimal, representing on average 0.26% of average loan balances during the same period. Total loans increased $37.4 million from December 31, 2016, to $2.2 billion as of June 30, 2017. Net charge-offs have been minimal, representing on average 0.01% of average loan balances during the six months ended June 30, 2017.

        Although we believe that we have established our allowance for loan losses in accordance with GAAP and that the allowance for loan losses was adequate to provide for known and inherent losses in the portfolio at all times shown above, future provisions for loan losses will be subject to ongoing evaluations of the risks in our loan portfolio. If our primary market areas experience economic declines, if asset quality deteriorates or if we are successful in growing the size of our loan portfolio, our allowance could become inadequate and material additional provisions for loan losses could be required.

        The following table shows the allocation of the allowance for loan losses among loan categories and certain other information as of the dates indicated. The allocation of the allowance for loan losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions. The total allowance is available to absorb losses from any loan category.

			As of December 31,
	As of June 30, 2017		2016		2015		2014		2013		2012
(Dollars in thousands)	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total	Amount	Percent to Total
Commercial and industrial	$8,466	33.6%	$6,409	25.6%	$4,746	18.7%	$7,160	28.7%	$9,581	40.2%	$8,011	45.8%
Real estate:
Commercial real estate	10,000	39.7%	10,770	43.1%	7,058	27.9%	6,985	28.0%	5,792	24.3%	4,604	26.3%
Construction and development	3,313	13.2%	4,598	18.4%	4,504	17.8%	2,991	12.0%	3,148	13.2%	3,115	17.8%
1-4 family residential	1,138	4.5%	1,286	5.1%	2,295	9.1%	1,843	7.4%	1,677	7.0%	925	5.3%
Multi-family residential	1,341	5.3%	916	3.7%	762	3.0%	500	2.0%	228	1.0%	74	0.4%
Consumer	599	2.4%	353	1.4%	363	1.4%	423	1.7%	404	1.7%	631	3.6%
Agricultural	64	0.3%	79	0.3%	93	0.4%	118	0.4%	111	0.4%	37	0.2%
Other	266	1.0%	595	2.4%	5,494	21.7%	4,932	19.8%	2,902	12.2%	101	0.6%
Total allowance for loan losses	$25,187	100.0%	$25,006	100%	$25,315	100%	$24,952	100%	$23,843	100%	$17,498	100%

Securities

        We use our securities portfolio to provide a source of liquidity, provide an appropriate return on funds invested, manage interest rate risk, meet collateral requirements and meet regulatory capital requirements.

        As of June 30, 2017, the carrying amount of our investment securities totaled $220.3 million compared to $206.0 million as of December 31, 2016, an increase of $14.4 million, or 6.97%. The increase was largely the result of our continued evaluation of our securities portfolio and our purchase of $16.4 million of collateralized mortgage obligations, $7.0 million of municipal securities, and $4.1 million of mortgage-backed securities. These purchases were offset by $14.8 million of pay downs and maturities. As of December 31, 2016, the carrying amount of our investment securities totaled $206.0 million, an increase of $60.2 million, or 41.29%, compared to $145.8 million as of December 31,

2015. The increase in the securities portfolio during all of these periods is due primarily to the investment of excess cash and cash equivalent balances. Investment securities represented 7.49%, 6.98% and 5.06% of total assets as of June 30, 2017, December 31, 2016 and 2015, respectively.

        Our investment portfolio consists of securities classified as available for sale and one security classified as held to maturity. The carrying values of our investment securities classified as available for sale are adjusted for unrealized gain or loss, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in shareholders' equity.

        The following table summarizes the amortized cost and estimated fair value of our investment securities as of the dates shown:

	As of June 30, 2017
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale:
State and municipal securities	$61,191	$1,048	$(275)	$61,964
U.S. agency securities
Debt securities	20,795	2	(350)	20,447
Collateralized mortgage obligations	47,668	187	(202)	47,653
Mortgage-backed securities	89,533	493	(875)	89,151
Other securities	1,092	—	(11)	1,081

Total available for sale securities	$220,279	$1,730	$(1,713)	$220,296

Held to Maturity Securities:
Mortgage-backed securities	$34	$3	$—	$37
Total held to maturity securities	$34	$3	$—	$37

	As of December 31, 2016
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale:
State and municipal securities	$58,991	$638	$(650)	$58,979
U.S. agency securities
Debt securities	20,795	—	(454)	20,341
Collateralized mortgage obligations	34,005	90	(325)	33,770
Mortgage-backed securities	92,489	516	(1,215)	91,790
Other securities	1,081	—	(17)	1,064

Total available for sale securities	$207,361	$1,244	$(2,661)	$205,944

Held to Maturity Securities:
Mortgage-backed securities	$34	$3	$—	$37
Total held to maturity securities	$34	$3	$—	$37

	As of December 31, 2015
(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale:
State and municipal securities	$49,401	$1,624	$(3)	$51,022
U.S. agency securities
Debt securities	11,994	2	(35)	11,961
Collateralized mortgage obligations	24,890	122	(64)	24,948
Mortgage-backed securities	56,235	704	(174)	56,765
Other securities	1,057	—	—	1,057

Total available for sale securities	$143,577	$2,452	$(276)	$145,753

Held to Maturity Securities:
Mortgage-backed securities	$36	$3	$—	$39
Total held to maturity securities	$36	$3	$—	$39

        All of our mortgage-backed securities are agency securities. We do not hold any Fannie Mae or Freddie Mac preferred stock, corporate equity, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, subprime, Alt-A or second lien elements in our investment portfolio. As of June 30, 2017, our investment portfolio did not contain any securities that are directly backed by subprime or Alt-A mortgages.

        Our management evaluates securities for other-than-temporary impairment on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. The following table sets forth the amortized cost of held to maturity securities and the fair value of available for sale securities, maturities and approximated weighted average yield based on estimated annual income divided by the average amortized cost of our securities portfolio as of the dates indicated. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures.

	As of June 30, 2017
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
State and municipal securities	$4,964	1.96%	$12,979	2.40%	$2,667	2.54%	$40,581	2.86%	$61,191	2.67%
U.S. agency securities
Debt securities	—		12,799	1.70%	7,996	1.83%	—		20,795	1.75%
Collateralized mortgage obligations	—		—		—		47,668	2.42%	47,668	2.42%
Mortgage-backed securities	—		2,275	2.77%	5,745	3.52%	81,513	2.40%	89,533	2.48%
Other securities	1,092	2.08%	—		—		—		1,092	2.08%

Total securities	$6,056	1.98%	$28,053	2.11%	$16,408	2.54%	$169,762	2.52%	$220,279	2.45%

	As of December 31, 2016
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
State and municipal securities	$4,506	1.86%	$15,303	2.27%	$4,353	2.45%	$34,817	2.87%	$58,979	2.61%
U.S. agency securities
Debt securities	—		10,589	1.64%	9,752	1.87%	—		20,341	1.75%
Collateralized mortgage obligations	—		—		—		33,770	2.47%	33,770	2.47%
Mortgage-backed securities	—		3,045	2.80%	6,775	3.53%	82,004	2.49%	91,824	2.57%
Other securities	1,064	2.25%	—		—		—		1,064	2.25%

Total securities	$5,570	1.93%	$28,937	2.09%	$20,880	2.51%	$150,591	2.57%	$205,978	2.48%

	As of December 31, 2015
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
(Dollars in thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Total	Yield
State and municipal securities	$2,530	1.91%	$17,750	2.22%	$9,886	2.56%	$20,856	3.25%	$51,022	2.69%
U.S. agency securities
Debt securities	—		9,977	1.84%	1,984	2.01%	—		11,961	1.87%
Collateralized mortgage obligations	—		—		—		24,948	2.46%	24,948	2.46%
Mortgage-backed securities	—		3,639	2.65%	9,493	3.44%	43,669	2.53%	56,801	2.69%
Other securities	1,057	2.09%	—		—		—		1,057	2.09%

Total securities	$3,587	1.96%	$31,366	2.14%	$21,363	2.90%	$89,473	2.68%	$145,789	2.59%

        The contractual maturity of mortgage-backed securities and collateralized mortgage obligations is not a reliable indicator of their expected life because borrowers have the right to prepay their obligations at any time. Mortgage-backed securities and collateralized mortgage obligations are typically issued with stated principal amounts and are backed by pools of mortgage loans and other loans with varying maturities. The terms of the underlying mortgages and loans may vary significantly due to the ability of a borrower to prepay. Monthly pay downs on mortgage-backed securities tend to cause the average life of the securities to be much different than the stated contractual maturity. During a period of increasing interest rates, fixed rate mortgage-backed securities do not tend to experience heavy prepayments of principal, and, consequently, the average life of the security is typically lengthened. If interest rates begin to fall, prepayments may increase, thereby shortening the estimated life of the security. The weighted average life of our investment portfolio was 4.6 years with an estimated modified duration of 4.1 years as of June 30, 2017. The weighted average life of our investment portfolio was 5.1 years with an estimated modified duration of 4.5 years as of December 31, 2016.

        As of June 30, 2017, we did not own securities of any one issuer, other than the U.S. government and its agencies, for which aggregate adjusted cost exceeded 10.0% of the consolidated shareholders' equity. As of December 31, 2016 and 2015, we did not own securities of any one issuer, other than the U.S. government and its agencies, for which aggregate adjusted cost exceeded 10.0% of the consolidated shareholders' equity.

Deposits

        We offer a variety of deposit products, which have a wide range of interest rates and terms, including demand, savings, money market and time accounts. We rely primarily on competitive pricing policies, convenient locations, electronic delivery channels, and personalized service to attract and retain these deposits.

        Total deposits as of June 30, 2017 were $2.5 billion, a decrease of $24 million, or 0.94%, compared to $2.5 billion as of December 31, 2016. Total deposits as of December 31, 2016, increased $57.4 million, or 2.31%, compared to $2.5 billion as of December 31, 2015. The increase in each period was primarily related to organic growth in our locations with focus on interest bearing demand deposit categories—NOW and money market accounts.

        Noninterest-bearing deposits as of June 30, 2017 were $1.0 billion, an increase of $5.4 million, or 0.53%, compared to $1.0 billion as of December 31, 2016. The December 31, 2016 balance represented a decrease of $28.5 million, or 2.71%, compared to $1.1 billion as of December 31, 2015, which was due to normal fluctuation in customer activities.

        Total interest-bearing account balances as of June 30, 2017 were $1.5 billion, a decrease of $29.4 million, or 1.94% from $1.5 billion as of December 31, 2016. The December 31, 2016 balance represented an increase of $85.9 million, or 6.01% from $1.4 billion as of December 31, 2015.

			As of December 31,
	As of June 30, 2017		2016		2015
(Dollars in thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Interest-bearing demand accounts	$343,826	13.7%	$359,560	14.2%	$318,609	12.8%
Savings accounts	88,083	3.5%	85,927	3.4%	81,575	3.3%
Money market accounts	698,546	27.7%	731,942	28.8%	707,651	28.5%
Certificates and other time deposits, greater than $100,000	182,143	7.2%	179,621	7.1%	204,384	8.3%
Certificates and other time deposits, less than $100,000	173,321	6.9%	158,285	6.2%	117,190	4.7%

Total interest-bearing deposits	1,485,919	59.0%	1,515,335	59.7%	1,429,409	57.6%

Noninterest bearing deposits	1,030,865	41.0%	1,025,425	40.3%	1,053,957	42.4%

Total deposits	$2,516,784	100.0%	$2,540,760	100.0%	$2,483,366	100.0%

        Total certificate of deposit balances as of June 30, 2017 were $355.5 million, an increase of $17.6 million, or 5.20%, from the total certificate of deposit balances of $337.9 million as of December 31, 2016. Total certificate of deposit balances as of December 31, 2016, increased $16.3 million, or 5.08%, from the total certificate of deposit balances of $321.6 million as of December 31, 2015. These increases in our total certificate of deposit balances during these periods were primarily attributable to our increase in brokered certificates of deposit.

        The following table sets forth the Company's certificates of deposit by time remaining until maturity as of the dates indicated:

		As of December 31,
	As of June 30, 2017
(Dollars in thousands)		2016	2015
Three months or less	$61,673	$82,348	$94,685
Over three months through six months	52,180	47,735	67,024
Over six months through 12 months	103,718	93,988	88,170
Over 12 months through three years	93,298	66,976	55,941
Over three years	44,595	46,859	15,754

Total	$355,464	$337,906	$321,574

        Average deposits for the six months ended June 30, 2017 were $2.5 billion, compared to average deposits at December 31, 2016 of $2.5 billion, an increase of $25.2 million. Average deposits for the year ended December 31, 2016 were $2.5 billion, an increase of $11.9 million, or 0.48%, compared to the year ended December 31, 2015. The increases in average deposits in each of these periods was primarily due to our continued growth in our primary market areas and the increase in commercial lending relationships for which we also seek deposit balances.

        The average rate paid on total interest-bearing deposits was consistent during this period at 0.50%, 0.48% and 0.45% for the six months ended June 30, 2017, and the years ended December 31, 2016 and 2015, respectively. The following table presents the average balances and average rates paid on deposits for the periods indicated:

			For the Years Ended December 31,
	For the Six Months Ended June 30, 2017
			2016		2015
(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing deposits	$998,326	—	$1,010,403	—	$1,014,897	—
Interest-bearing demand accounts	354,072	0.22%	318,043	0.22%	313,647	0.21%
Savings accounts	86,948	0.06%	84,360	0.06%	79,041	0.06%
Money market accounts	713,789	0.56%	714,997	0.55%	706,878	0.53%
Certificates and other time deposits, less than $100,000	167,630	0.99%	151,201	0.87%	120,013	0.63%
Certificates and other time deposits, greater than $100,000	173,428	0.56%	189,965	0.58%	222,615	0.58%

Total interest-bearing deposits	1,495,867	0.50%	1,458,566	0.48%	1,442,194	0.45%

Total deposits	$2,494,193	0.30%	$2,468,969	0.29%	$2,457,091	0.26%

        The ratio of average noninterest-bearing deposits to average total deposits for the six months ended June 30, 2017 was 40.03% and for the years ended December 31, 2016 and 2015 was 40.92% and 41.30%, respectively.

        Factors affecting the cost of funding interest-bearing assets include the volume of noninterest- and interest-bearing deposits, changes in market interest rates and economic conditions in our primary market areas and their impact on interest paid on deposits, as well as the ongoing execution of our balance sheet management strategy. Cost of total interest-bearing liabilities is calculated as total interest expense divided by average total interest-bearing deposits plus average total borrowings. Our cost of total interest-bearing liabilities was 0.57% for the six months ended June 30, 2017 and 0.56% and 0.52% for the years ended 2016 and 2015, respectively. The increase in our cost of funds for 2016 and 2015 was primarily due to an increase in our average rates on our note payable, which were 3.58% in 2016 and 3.32% in 2015, and our junior subordinated debt, which were 2.46% in 2016 and 2.01% in 2015.

Borrowings

        We have the ability to utilize short-term and long-term borrowings to supplement deposits to fund our lending and investment activities, each of which is discussed below.

        Federal Home Loan Bank (FHLB) Advances.    The FHLB allows us to borrow on a blanket floating lien status collateralized by certain loans. As of June 30, 2017 and December 31, 2016 and 2015, total borrowing capacity of $780.3 million, $767.8 million and $719.4 million, respectively, was available under this arrangement. As of June 30, 2017 and December 31, 2016 and 2015, there were no outstanding borrowings on this line, nor did the Company draw on this line during the periods then ended.

        Note Payable.    In conjunction with the acquisition of MC Bancshares, Inc., the Company entered into a loan agreement with a correspondent financial institution for $31.0 million. The note is payable in quarterly installments beginning May 2015, with the first four installments being interest-only payments. The remaining quarterly installments will be in amounts necessary to amortize the unpaid principal balance over a period of seven years from February 2016 to maturity in February 2023. The interest rate will be the prime rate charged by the lender, as established from time to time.

        Junior Subordinated Debentures.    In connection with the acquisition of Crosby Bancshares, Inc. in 2008, we assumed $5.2 million in floating junior subordinated debentures underlying common securities and preferred securities, or the Crosby Trust Securities, issued by Crosby Statutory Trust I, a statutory trust and acquired wholly-owned subsidiary, or the Crosby Trust. We assumed the guarantor position and, as such, unconditionally guarantee payment of accrued and unpaid distributions required to be paid on the Crosby Trust Securities subject to certain exceptions, the redemption price when a capital security is called for redemption and amounts due if the Crosby Trust is liquidated or terminated.

        We own all of the outstanding common securities of the Crosby Trust. The Crosby Trust used the proceeds from the issuance of its Crosby Trust Securities to buy the debentures originally issued by Crosby Bancshares, Inc. These debentures are the Crosby Trust's only assets and the interest payments from the debentures finance the distribution paid on the preferred securities. The Crosby Trust Securities pay cumulative cash distributions quarterly at a rate per annum equal to the 3-month LIBOR plus 1.44%. The effective rate as of December 31, 2016 and 2015 was 2.40% and 2.05%, respectively. The preferred securities are subject to mandatory redemption in whole or in part, upon repayment of the debentures at the stated maturity in the year 2035 or their earlier redemption, in each case at a redemption price equal to the aggregate liquidation preference of the preferred securities plus any accumulated and unpaid distributions thereon to the date of redemption. Prior redemption is permitted under certain circumstances.

        In connection with the acquisition of County Bancshares, Inc. in 2007, we assumed $5.7 million in floating junior subordinated debentures underlying common securities and preferred securities, or the County Trust Securities, issued by County Bancshares Trust I, a statutory trust and acquired wholly-owned subsidiary, or the County Trust. We assumed the guarantor position and, as such, unconditionally guarantee payment of accrued and unpaid distributions required to be paid on the County Trust Securities subject to certain exceptions, the redemption price when a capital security is called for redemption and amounts due if the County Trust is liquidated or terminated.

        We own all of the outstanding common securities of the County Trust. The County Trust used the proceeds from the issuance of its County Trust Securities to buy the debentures originally issued by County Bancshares, Inc. These debentures are the County Trust's only assets and the interest payments from the debentures finance the distribution paid on the preferred securities. The County Trust Securities pay cumulative cash distributions quarterly at a rate per annum equal to the 3-month LIBOR plus 2.00%. The effective rate as of December 31, 2016 and 2015 was 2.88% and 2.61%, respectively. The preferred securities are subject to mandatory redemption in whole or in part, upon repayment of the debentures at the stated maturity in the year 2035 or their earlier redemption, in each case at a redemption price equal to the aggregate liquidation preference of the preferred securities plus any accumulated and unpaid distributions thereon to the date of redemption. Prior redemption is permitted under certain circumstances.

        In December 2015, the Company purchased approximately $4.1 million of the outstanding County Trust preferred securities for $3.1 million, reducing the outstanding preferred securities to $1.6 million.

Liquidity and Capital Resources

Liquidity

        Liquidity involves our ability to raise funds to support asset growth and acquisitions or reduce assets to meet deposit withdrawals and other payment obligations, to maintain reserve requirements and otherwise to operate on an ongoing basis and manage unexpected events.

        For each of the six months ended June 30, 2017 and the years ended December 31, 2016 and 2015, liquidity needs were primarily met by core deposits, security and loan maturities and amortizing investment and loan portfolios. Although access to advances from the FHLB are available as discussed above, we do not generally rely on this external funding source.

        As of June 30, 2017, December 31, 2016 and December 31, 2015, we maintained four federal funds lines of credit with commercial banks that provide for the availability to borrow up to an aggregate of $75.0 million, $75.0 million and $55.0 million, respectively, in federal funds. There were no funds under these lines of credit outstanding as of June 30, 2017, December 31, 2016 and December 31, 2015.

        The following table illustrates, during the periods presented, the composition of our funding sources and the average assets in which those funds are invested as a percentage of average total assets for the periods indicated. Average assets were $2.9 billion for the six months ended June 30, 2017 were $2.9 billion for the year ended December 31, 2016 and $2.9 billion for the year ended December 31, 2015.

	For the Six Months Ended June 30,	For the Years Ended December 31,
	2017	2016	2015
Sources of Funds:
Deposits:
Noninterest-bearing	34.2%	35.1%	35.6%
Interest-bearing	51.3%	50.7%	50.5%
Repurchase agreements	0.1%	0.1%	0.1%
Note payable	0.9%	1.0%	1.0%
Junior subordinated debt	0.4%	0.4%	0.4%
Other liabilities	0.6%	0.6%	0.6%
Shareholders' equity	12.5%	12.1%	11.8%

Total	100.0%	100.0%	100.0%

Uses of Funds:
Loans	75.1%	74.4%	72.5%
Securities (available for sale and held to maturity)	7.5%	5.9%	4.1%
Federal funds sold and other interest-earning assets	8.4%	10.5%	14.1%
Nonmarketable equity securities	0.5%	0.5%	0.4%
Other noninterest-earning assets	8.5%	8.7%	8.9%

Total	100.0%	100.0%	100.0%

Average noninterest-bearing deposits to average deposits	40.0%	40.9%	41.3%
Average loans to average deposits	87.8%	86.7%	83.8%

        Our primary source of funds is deposits, and our primary use of funds is loans. We do not expect a change in the primary source or use of our funds in the foreseeable future.

        Our average loans, including average loans held for sale, increased 2.34% for the six months ended June 30, 2017 compared to December 31, 2016. Our average loans, including average loans held for sale, increased 3.48% for the year ended December 31, 2016 compared to the same period in 2015. Our securities portfolio had a weighted average life of 4.6 years and an effective duration of 4.1 years as of June 30, 2017, a weighted average life of 5.1 years and a modified duration of 4.5 years as of December 31, 2016, and a weighted average life of 4.2 years and a modified duration of 3.8 years as of December 31, 2015. We predominantly invest excess deposits in overnight deposits with our correspondent banks, federal funds sold, securities, interest-bearing deposits at other banks or other short-term liquid investments until needed to fund loan growth.

        As of June 30, 2017, we had $552.4 million in outstanding commitments to extend credit and $31.6 million in commitments associated with outstanding standby and commercial letters of credit. As of December 31, 2016, we had $607.4 million in outstanding commitments to extend credit and $26.7 million in commitments associated with outstanding standby and commercial letters of credit. As of December 31, 2015, we had $688.2 million in outstanding commitments to extend credit and $36.9 million in commitments associated with outstanding standby and commercial letters of credit. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the total outstanding may not necessarily reflect the actual future cash funding requirements.

        As of June 30, 2017 and 2016, we had no exposure to future cash requirements associated with known uncertainties or capital expenditure of a material nature. As of June 30, 2017, we had cash and cash equivalents of $307.2 million, compared to $336.0 million as of June 30, 2016. The decrease was primarily due to an increase of in loans of $39.5 million, an increase in deposits of $48.2 million and an increase in our securities portfolio of $49.7 million during the period.

        As of December 31, 2016 and 2015, we had no exposure to future cash requirements associated with known uncertainties or capital expenditures of a material nature. As of December 31, 2016, we had cash and cash equivalents of $382.1 million, compared to $434.9 million as of December 31, 2015. The decrease was primarily due to an increase in loans of $62.9 million and an increase in our securities portfolio of $60.2 million.

Capital Resources

        Total shareholders' equity increased to $372.0 million as of June 30, 2017, compared to $357.6 million as of December 31, 2016, an increase of $14.3 million, or 4.01%, after giving effect to $2.2 million in dividends declared to common shareholders during the six months ended June 30, 2017.

        Total shareholders' equity, increased to $357.6 million as of December 31, 2016, compared to $344.3 million as of December 31, 2015, an increase of $13.3 million, or 3.87%, after giving effect to $4.4 million in dividends paid to common shareholders in 2016. This increase was primarily the result of $27.2 million in net income for the period as well as the issuance of 393,698 shares of treasury stock for $3.9 million in conjunction with the exercise of stock options, partially offset by the dividends paid and the purchase of 635,100 shares of treasury stock for $11.1 million.

        Capital management consists of providing equity and other instruments that qualify as regulatory capital to support current and future operations. Banking regulators view capital levels as important indicators of an institution's financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital relative to the amount and types of assets they hold. We are subject to regulatory capital requirements at the bank holding company and bank levels. See "Supervision and Regulation—CommunityBank of Texas, N.A.—

Capital Adequacy Requirements" for additional discussion regarding the regulatory capital requirements applicable to us and the Bank.

        As of each of June 30, 2017 and 2016, and December 31, 2016 and 2015, the Company and the Bank were in compliance with all applicable regulatory capital requirements, and the Bank was classified as "well capitalized" for purposes of the FDIC's prompt corrective action regulations. As we deploy our capital and continue to grow our operations, our regulatory capital levels may decrease depending on our level of earnings. However, we expect to monitor and control our growth in order to remain in compliance with all regulatory capital standards applicable to us.

        The following table presents the regulatory capital ratios for our Company and the Bank as of the dates indicated.

Capital Adequacy Analysis As of June 30, 2017
	Actual		Minimum Required for Capital Adequacy Phase-in Schedule Purposes		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions
(Dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
CBTX, Inc.(1)
Tier 1 capital (to risk weighted assets)	$292,641	12.2%	$143,671	6.0%	$191,561	8.0%
Common equity tier 1 capital (to risk weighted assets)	286,241	11.9%	107,753	4.5%	155,644	6.5%
Total capital (to risk weighted assets)	319,540	13.3%	191,561	8.0%	239,452	10.0%
Tier 1 leverage capital (to average assets)	292,641	10.4%	112,988	4.0%	141,236	5.0%
CommunityBank of Texas, N.A.(2)
Tier 1 capital (to risk weighted assets)	$313,079	13.1%	$143,589	6.0%	$191,452	8.0%
Common equity tier 1 capital (to risk weighted assets)	313,079	13.1%	107,692	4.5%	155,555	6.5%
Total capital (to risk weighted assets)	333,978	14.2%	191,452	8.0%	239,315	10.0%
Tier 1 leverage capital (to average assets)	313,080	11.1%	112,988	4.0%	141,236	5.0%

(1)
The Federal Reserve may require the Company to maintain capital ratios above the required minimums.

(2)
The OCC or the FDIC may require the Bank to maintain capital ratios above the required minimums.

Contractual Obligations

        We acquired subordinated debentures relating to the issuance of trust preferred securities. In 2007, we acquired the County Trust, formed in 2005, which issued $5.5 million in trust preferred securities to a third party in a private placement. Concurrent with the issuance of the trust preferred securities, the County Trust issued common securities to us in the aggregate liquidation value of $171,000. The County Trust invested the total proceeds from the sale of the trust preferred securities and the common securities in $5.7 million of our junior subordinated debentures, which will mature on April 7, 2035. In December 2015, we purchased approximately $4.1 million of the outstanding preferred securities, reducing the number of outstanding preferred securities to $1.6 million.

        In 2008, we acquired the Crosby Trust, formed in 2005, which issued $5.0 million in trust preferred securities to a third party in a private placement. Concurrent with the issuance of the trust preferred securities, the Crosby Trust issued common securities to us in the aggregate liquidation value of $155,000. The Crosby Trust invested the total proceeds from the sale of the trust preferred securities and the common securities in $5.2 million of our junior subordinated debentures, which will mature on December 15, 2035.

        With certain exceptions, the amount of the principal and any accrued and unpaid interest on the debentures are subordinated in right of payment to the prior payment in full of all senior indebtedness of the Company. The terms of the debentures are such that they qualify as Tier 1 capital under the Federal Reserve's regulatory capital guidelines applicable to bank holding companies. Interest on County Bancshares Trust I Debentures is payable at a variable rate per annum, reset quarterly, equal to the 3-month LIBOR plus 2.00%. Interest on the Crosby Statutory Trust I debentures is at variable rate per annum, reset quarterly, equal to the 3-month LIBOR plus 1.44%.

        The following table summarizes contractual obligations and other commitments to make future payments (other than non-time deposit obligations), which consist of future cash payments associated with our contractual obligations, as of June 30, 2017 and December 31, 2016.

	As of June 30, 2017
(Dollars in thousands)	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
Non-cancelable future operating leases	$1,699	$2,823	$2,914	$11,582	$19,018
Time deposits	217,571	93,298	44,595	—	355,464
Note payable	4,428	8,857	8,857	3,322	25,464
Junior subordinated debt	—	—	—	6,726	6,726

Total	$223,698	$104,978	$56,366	$21,630	$406,672

	As of December 31, 2016
(Dollars in thousands)	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
Non-cancelable future operating leases	$1,671	$2,968	$2,830	$12,322	$19,791
Time deposits	224,071	66,976	46,859	—	337,906
Note payable	4,429	8,857	8,857	5,536	27,679
Junior subordinated debt	—	—	—	6,726	6,726

Total	$230,171	$78,801	$58,546	$24,584	$392,102

Off-Balance Sheet Items

        In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in our consolidated balance sheets.

        Our commitments associated with outstanding standby and commercial letters of credit and commitments to extend credit expiring by period as of the date indicated are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

	As of June 30, 2017
(Dollars in thousands)	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
Standby and commercial letters of credit	$30,337	$1,296	$10	$—	$31,643
Commitments to extend credit	422,141	96,293	13,214	20,733	552,381

Total	$452,478	$97,589	$13,224	$20,733	$584,024

	As of December 31, 2016
(Dollars in thousands)	1 year or less	More than 1 year but less than 3 years	3 years or more but less than 5 years	5 years or more	Total
Standby and commercial letters of credit	$19,909	$6,773	—	—	$26,682
Commitments to extend credit	450,834	102,627	32,663	21,335	607,459

Total	$470,743	$109,400	$32,663	$21,335	$634,141

        Standby and commercial letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. In the event of nonperformance by the customer, we have rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and/or marketable securities. Our credit risk associated with issuing letters of credit is essentially the same as the risk involved in extending loan facilities to our customers.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by us, upon extension of credit, is based on management's credit evaluation of the customer.

Interest Rate Sensitivity and Market Risk

        As a financial institution, our primary component of market risk is interest rate volatility. Our asset liability and funds management policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our sensitivity position within our established guidelines.

        Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest-earning assets and interest-bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential of economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a decrease in current fair market values. The objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income.

        We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not enter into instruments such as leveraged derivatives, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

        Our exposure to interest rate risk is managed by the Funds Management Committee of the Bank, in accordance with policies approved by the Bank's board of directors. The committee formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, the committee considers the impact on earnings and capital on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. The committee meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, the committee reviews liquidity, cash flow flexibility, maturities of deposits and consumer and commercial deposit activity. Management employs methodologies to manage interest rate risk, which include an analysis of relationships between interest-earning assets and interest-bearing liabilities and an interest rate shock simulation model.

        We use interest rate risk simulation models and shock analyses to test the interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the model, as are prepayment assumptions, maturity data and call options within the investment portfolio. Average life of non-maturity deposit accounts are based on standard regulatory decay assumptions and are incorporated into the model. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies.

        On a quarterly basis, we run two simulation models including a static balance sheet and dynamic growth balance sheet. These models test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static and dynamic growth models, rates are shocked instantaneously and ramped rate changes over a 12-month horizon based upon parallel and non-parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Non-parallel simulation involves analysis of interest income and expense under various changes in the shape of the yield curve. Our internal policy regarding internal rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net income at risk for the subsequent one-year period should not decline by more than 10% for a 100 basis point shift, 20% for a 200 basis point shift and 30% for a 300 basis point shift.

        The following tables summarize the simulated change in net interest income and fair value of equity over a 12-month horizon as of the dates indicated:

	As of June 30,
	2017		2016
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity
+ 300	19.5%	8.8%	16.9%	25.2%
+ 200	13.5%	10.0%	10.0%	23.6%
+ 100	6.7%	8.4%	3.5%	13.8%
Base	—%	—%	—%	—%
–100	(6.4)%	(14.9)%	(1.7)%	(24.8)%

	As of December 31,
	2016		2015
Change in Interest Rates (Basis Points)	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity	Percent Change in Net Interest Income	Percent Change in Fair Value of Equity
+ 300	19.9%	3.1%	7.4%	4.2%
+ 200	13.2%	7.9%	4.4%	7.1%
+ 100	5.9%	5.6%	1.5%	4.2%
Base	—%	—%	—%	—%
–100	(4.0)%	(14.6)%	(1.4)%	(14.8)%

        The results are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. We have found that, historically, interest rates on these deposits change more slowly than changes in the discount and federal funds rates. This assumption is incorporated into the simulation model and is generally not fully reflected in a gap analysis. The assumptions incorporated into the model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various strategies.

Restatement of 2012 Financial Statements

        In 2014, our predecessor independent auditor identified an error related to the recorded amount of our net deferred tax asset that affected our financial statements for the fiscal years ended December 31, 2013 and prior periods, resulting in a restatement of our financial statements for the year ended December 31, 2013. The 2013 financial statements were reissued and made available to the users of the financial statements. Accordingly, the financial information as of and for the year ended December 31, 2012 included in this prospectus derived from our audited financial statements not included herein, has been restated to include an adjustment to increase the deferred tax liability by $1,382,000 and an offsetting increase in goodwill. These adjustments related to the acquired land and buildings from our acquisition of Crosby Bancshares, Inc. in 2008. Additionally, our financial statements as of and for the year ended December 31, 2012 have been restated to correctly reflect the tax effect of the financial reporting basis versus tax reporting basis of the Company's fixed assets which resulted in an entry to credit the deferred tax liability and debit retained earnings for $1,051,000.

Impact of Inflation

        Our consolidated financial statements and related notes included elsewhere in this prospectus have been prepared in accordance with GAAP. GAAP requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

        Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Critical Accounting Policies

        Our accounting policies are integral to understanding our results of operations. Our accounting policies are described in greater detail in Note 1 to our annual and interim consolidated financial statements included elsewhere is this prospectus. We believe that of our accounting policies, the following may involve a higher degree of judgment and complexity:

Securities

        Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported, net of tax, as a separate component of stockholders' equity until realized. Securities within the available for sale portfolio may be used as part of our asset/liability strategy and may be sold in response to changes in interest rate risk, prepayment risk or other similar economic factors. Securities held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts.

        Interest earned on these assets is included in interest income. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

        Management evaluates debt securities for other-than-temporary impairment, or OTTI, on at least an annual basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: (1) OTTI related to credit loss, which must be recognized in the income statement, and (2) OTTI related to other factors, which is recognized in other comprehensive income, net of applicable taxes. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. The previous amortized cost basis less the OTTI recognized in earnings becomes the new amortized cost basis of the security.

Loans Held for Investment

        Loans held for investment are those that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Loans are typically secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income using a level yield methodology without anticipating payoffs.

Allowance for Loan Losses

        The allowance for loan losses represents management's estimate of probable and reasonably estimable credit losses inherent in the loan portfolio. In determining the allowance, the Company estimates losses on individual impaired loans, or groups of loans which are not impaired, where the probable loss can be identified and reasonably estimated. On a quarterly basis, the Company assesses the risk inherent in the Company's loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature and volume of the loan portfolio, industry or borrower concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses and the impacts of local, regional and national economic factors on the quality of the loan portfolio. Based on this analysis, the Company records a provision for loan losses to maintain the allowance at appropriate levels.

        Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management's assessment of overall portfolio quality. The Company maintains the allowance at an amount the Company believes is sufficient to provide for estimated losses inherent in the Company's loan portfolio at each balance sheet date, and fluctuations in the provision for loan losses may result from management's assessment of the adequacy of the allowance. Changes in these estimates and assumptions are possible and may have a material impact on the Company's allowance, and therefore the Company's financial position, liquidity or results of operations.

Transfers of Financial Assets

        Management accounts for the transfers of financial assets as sales when control over the assets has been surrendered. Control is surrendered when the assets have been isolated, transferee obtains to the right to pledge or exchange the transferred assets and there is no agreement to repurchase the assets before their maturity. Management believes the loan participations sold subject to this guidance met the condition to be treated as a sale. For securities sold under agreements to repurchase, these did not meet the criteria and are included in securities available for sale and repurchase agreements in the consolidated balance sheets.

Goodwill and Other Intangibles

        The excess purchase price over the fair value of net assets from acquisitions, or goodwill, is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates that it is likely an impairment has occurred. The Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Company determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing a two-step impairment test is unnecessary. If the Company concludes otherwise, then it is required to perform a first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. In testing for impairment in the past, the fair value of net assets is estimated based on an analysis of the Company's market value.

        Determining the fair value of goodwill is considered a critical accounting estimate because the allocation of the fair value of goodwill to assets and liabilities requires significant management judgment and the use of subjective measurements. Variability in the market and changes in assumptions or subjective measurements used to allocate fair value are reasonably possible and may have a material impact on the Company's financial position, liquidity or results of operations.

        Other intangible assets, identified in the form or core deposit, loan servicing assets and customer relationship intangibles, are acquired customer relationships that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Core deposit intangibles are being amortized over their estimated useful lives. Other intangible assets tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Emerging Growth Company

        The JOBS Act permits an "emerging growth company" to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, we have decided not to take advantage of this provision. As a result, we will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies. Our decision to opt out of the extended transition period under the JOBS Act is irrevocable.

Recently Issued Accounting Pronouncements

        ASU 2014-09, Revenue from Contracts with Customers (Topic 606) Section A—Summary and Amendments That Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40).    In May 2014, the FASB issued Accounting Standards Update ASU 2014-09 which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. ASU 2014-09 requires entities to recognize revenue in a way that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), which defers the effective date of ASU 2014-09 by one year to January 1, 2018.

        The Company's revenue is comprised of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-09, and noninterest income. Management continues to assess the potential impact of ASU 2014-09 on the noninterest income components. Adoption is expected in the first quarter of 2018 with a cumulative effect adjustment to opening retained earnings, if such adjustment is deemed to be significant.

        ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities.    The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements and (viii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale investments. This update will be effective for the Company on January 1, 2018. The Company is currently evaluating this update and does not expect it to have a significant impact to the Company's consolidated financial statements.

        ASU 2016-02, Leases (Topic 842).    ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model and ASC Topic 606, "Revenue from Contracts with Customers." ASU 2016-02 will be effective for the Company on January 1, 2019 and will require transition using a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is currently evaluating the potential impact of ASU 2016-02 on the consolidated financial statements.

        ASU 2016-05, Derivatives and Hedging (Topic 815) Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships.    ASU 2016-05 clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under ASC Topic 815 does not, in and of itself, require redesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. ASU 2016-05 was effective on January 1, 2017 and it did not have a significant impact on the consolidated financial statements.

        ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting.    The amendments affect all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. ASU 2016-07 simplifies the transition to the equity method of accounting by eliminating retroactive adjustment of the investment when an investment qualifies for use of the equity method, among other things. ASU 2016-07 was effective on January 1, 2017 and did not have a significant impact on the consolidated financial statements.

        ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting.    ASU 2016-09 simplifies several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Per ASU 2016-09: (1) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement, rather than in additional paid-in capital under current guidance; (2) excess tax benefits should be classified along with other income tax cash flows as an operating activity on the from operating activities under current guidance; (3) cash paid by an employer when directly withholding shares for tax-withholding purposes should be classified as a financing activity; and (4) an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest, as under current guidance, or account for forfeitures when they occur. Effective January 1, 2017, the Company adopted ASU 2016-09. There was no material impact for the six months ended June 30, 2017, and the Company does not expect a material impact in future periods. The Company prospectively applied the guidance for the presentation of excess tax benefits as an operating cash flow with no impact for the six months ended June 30, 2017. Finally, the Company elected to account for forfeitures as they occur.

        ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.    ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 will be effective on January 1, 2020. The Company is currently evaluating the potential impact of ASU 2016-13 on the consolidated financial statements.

        ASU 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments.    ASU 2016-15 provides guidance related to certain cash flow issues in order to reduce the current and potential future diversity in practice. ASU 2016-15 will be effective on January 1, 2018 and is not expected to have a significant impact on the consolidated financial statements.

        ASU 2016-16, Income Taxes (Topic 740)—Intra-Entity Transfers of Assets Other Than Inventory.    ASU 2016-16 provides guidance stating that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. ASU 2016-16 will be effective on January 1, 2018 and is not expected to have a significant impact on the consolidated financial statements.

        ASU 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash.    ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will be effective on January 1, 2018 and is not expected to have a significant impact on the consolidated financial statements.

        ASU 2017-01, Business Combinations (Topic 805)—Clarifying the Definition of a Business.     ASU 2017-01 clarifies the definition and provides a more robust framework to use in determining when a set of assets and activities constitutes a business. ASU 2017-01 is intended to provide guidance when evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 will be effective on January 1, 2018 and is not expected to have a significant impact on the consolidated financial statements.

        ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.    ASU 2017-04 eliminates Step 2 from the goodwill impairment test. In addition, the amendment eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. For public companies, ASU 2017-04 is effective for fiscal years beginning after December 15, 2019 with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the potential impact of this pronouncement.

        ASU 2017-09, Compensation—Stock Compensation provides guidance about which changes in terms or conditions of a share-based award require application of modification accounting. ASU 2017-09 will be effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, and is not expected to have a significant impact on the consolidated financial statements.

MANAGEMENT

General

        We have a seasoned executive management team and board of directors. The Bank's executive management team has a combined 382 years of financial services experience, including extensive experience in the commercial banking industry.

        Prior to completion of this offering, Our board of directors will be composed of 11 members who are elected by our shareholders at each annual shareholders' meeting for a term of one year. Our directors hold office until their successors are elected and qualified, or until such director's earlier death, resignation or removal. Our executive officers are appointed by our board of directors and hold office until their successors are duly appointed and qualified, or until their earlier death, resignation or removal.

        The board of directors of CommunityBank of Texas consists of 24 members, ten of whom are expected to serve on our board of directors upon completion of this offering. As the sole shareholder of CommunityBank of Texas, we elect the directors of the Bank annually for a term of one year and the directors of the Bank hold office until their successors are elected and qualified or until such director's earlier death, resignation or removal. The executive officers of CommunityBank of Texas are appointed by the Bank's board of directors and hold office until their successors are duly appointed and qualified or until their earlier death, resignation or removal.

Our Directors and Executive Officers

        The following table states our directors' names, their ages as of June 30, 2017, and the years that they began serving as directors of the Company.

Name	Position(s) with the Company	Age at June 30, 2017	Director Since
Robert R. Franklin, Jr.	Chairman, President and Chief Executive Officer	62	2013
J. Pat Parsons	Vice Chairman	68	2007
Michael A. Havard	Director	60	2017
Tommy W. Lott	Director	80	2013
Glen W. Morgan	Director	64	2007
Joe E. Penland, Sr.	Director	67	2007
Wayne A. Reaud	Director	69	2007
Joseph B. Swinbank	Director	65	2013
Sheila G. Umphrey	Director	77	2017
John E. Williams, Jr.	Director	63	2007
William E. Wilson, Jr.	Director	62	2017

        The following table sets forth information regarding our executive officers and their ages as of June 30, 2017.

Name	Position(s) with the Company	Age at June 30, 2017
Robert R. Franklin, Jr.	Chairman, President and Chief Executive Officer	62
J. Pat Parsons	Vice Chairman	68
Robert T. Pigott, Jr.	Chief Financial Officer	62

        In addition to the executive officers of the Company, CommunityBank of Texas is managed by ten highly qualified and experienced bankers who oversee various aspects of our organization including lending, credit administration, treasury services, finance, operations, information technology, regulatory compliance, risk management and human resources. Additionally, we have four Regional CEOs who oversee loan and deposit production and performance in their respective markets. Our team has a demonstrated track record of achieving profitable growth, maintaining a strong credit culture, implementing a relationship-driven approach to banking and successfully executing acquisitions. The depth of our team's experience, market knowledge and long-term relationships in Houston and Beaumont provide us with a steady source of referral business. The following table sets forth information regarding our executive officers who, in addition to Messrs. Franklin, Parsons and Pigott, are members of the executive committee of the Bank and their ages as of June 30, 2017.

Name	Position(s) with the Bank	Age at June 30, 2017
Donna B. Dillon	Senior Executive Vice President and Chief Administration Officer	62
Deborah Dinsmore	Senior Executive Vice President and Chief Information Officer	57
W. Allen Gage	Senior Executive Vice President Special Projects	78
Travis Jaggers	President	68
Tracy O'Neil	Senior Executive Vice President and Chief Human Resources Officer	56
James L. Sturgeon	Senior Executive Vice President and Chief Risk Officer	66
Joe F. West	Senior Executive Vice President and Chief Credit Officer	62

        We also manage our operations through Regional CEOs. The Regional CEOs of the Bank and the region that each oversees are set forth in the table below.

Name	Region
Chris Bezdek	Southeast—Houston
Brandon Burk	Northwest—Houston
Phil Davis	Southwest—Houston
Gary Englert	Northeast—Houston

Background and Experience of Our Directors and Executive Officers

        The following is a brief discussion of the business and banking background and experience of our directors and executive officers. With respect to our directors, the biographies also contain information regarding the person's experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Unless otherwise indicated, directors have held their positions for the past five years. No director or executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.

  Our Directors

        Robert R. Franklin, Jr.    Mr. Franklin serves as our Chairman, President and Chief Executive Officer and has served as a director of the Company and the Bank since 2013. Mr. Franklin joined the Company in 2013 in connection with our merger of equals with VB Texas, Inc. From June 2013 until January 2014, Mr. Franklin served as the Co-Chief Executive Officer of the Company and the Bank. In January 2014, he became Chief Executive Officer of the Bank and the Company. He became Chairman of the Bank in January 2015 and Chairman and President of the Company in December 2015. Mr. Franklin began his 36-year Houston banking career working for a small community bank in

Houston upon graduation from the University of Texas. He then moved to a large, regional bank before gravitating back to his primary interest of community banking. He became President of American Bank in 1988 where he served until the bank was sold to Whitney Holding Corp. in early 2001. Mr. Franklin and his team then joined Horizon Capital Bank, where Mr. Franklin raised sufficient capital to match the bank's existing capital and took the position of President of Horizon Capital Bank. He served as President until the bank was sold to Cullen/Frost Bankers, Inc. in 2005. Mr. Franklin then started VB Texas, Inc. in November of 2006 as Chairman, President and Chief Executive Officer, serving until a "merger of equals" between VB Texas, Inc. and the Company in 2013. Mr. Franklin graduated from the University of Texas in 1977 with a B.B.A. in Finance. He is currently serving on the Board of Junior Achievement of Southeast Texas and the Texas Bankers Association. Mr. Franklin has actively served various charitable organizations over the years, along with serving on the board of a local private school. Mr. Franklin adds financial services experience, especially lending, oil and gas expertise and asset liability management to our board of directors, as well as a deep understanding of the Company's business and operations. Mr. Franklin also brings risk and operations management and strategic planning expertise to our board of directors, skills that are important as we continue to implement our business strategy and acquire and integrate growth opportunities.

        Michael A. Havard.    Mr. Havard is expected to serve as a director of the Company following completion of this offering. Mr. Havard has served as a director of the Bank since 2007, serving on the audit, compensation, funds management and loan committees of the Bank. Mr. Havard has been an attorney at Michael A. Havard, P.C. since June 2017, where he handles complex business and commercial litigation. From January 2000 to June 2017, he was an attorney at Provost Umphrey Law Firm L.L.P. Mr. Havard previously served as an auditor with Peat Marwick Mitchell, a predecessor of KPMG, and has experience as a Certified Public Accountant. Since 2002, Mr. Havard has, in his capacity as an attorney, overseen the Umphrey family business holdings which includes real estate, motorcycle dealerships, automobile dealerships, and personal investments. He currently serves as a director of the Umphrey II Family Limited Partnership and Walter Umphrey, P.C., as well as an officer and/or director of various other entities including many of the personal holdings of the Umphrey family related entities. Mr. Havard graduated from Lamar University in 1979 with a B.B.A. in Accounting and received a J.D. from the University of Houston Law Center in 1988. Mr. Havard's prior experience as a Certified Public Accountant and auditor, which included performing audits on various banks and savings and loans associations in the Houston marketplace, qualify him to serve on our board. In addition, his knowledge accumulated from serving on the audit, compensation, funds management and loan committees of the Bank provide him with a unique perspective of the inner workings of our organization.

        Tommy W. Lott.    Mr. Lott has served as a director of the Company and the Bank since 2013. Mr. Lott served as a director of VB Texas, Inc. and Vista Bank Texas from 2006 until the merger of equals with the Company and the Bank in 2013. Since 2014, he has been a consultant for Acosta, Inc., a company that provides sales, marketing and retail merchandising solutions to consumer packaged goods companies and retailers in the U.S. and Canada. Mr. Lott founded Lott Marketing, Inc. in 1970 and served as its Chairman and Chief Executive Officer until its sale to Acosta Inc. in 2012. Lott Marketing, Inc. was a sales and marketing agency representing a wide array of food and nonfood products to the food service industry. Mr. Lott has served as a director of Horizon Bank and currently serves as a director of Enviro Water Minerals Company, Inc. Mr. Lott has also been a partner and developer of apartment and independent living complexes in the Houston area over the last 20 years. Mr. Lott received his B.B.A. in Marketing from the University of Houston in 1959. Mr. Lott's broad experience serving on boards of banks and other companies provide us with important skills regarding the oversight of our business.

        Glen W. Morgan.    Mr. Morgan has served as a director of the Company and the Bank since 2007. Mr. Morgan has been the managing partner of Reaud, Morgan & Quinn, L.L.P. since 1996, where he has practiced since 1978. Mr. Morgan is a trial lawyer who specializes in personal injury and business litigation. Mr. Morgan has been named a Super Lawyer by the Texas Monthly's Super Lawyer Section Top Texas Lawyers from 2004 to the present. He has been listed in Best Lawyers in America since 2006 and National Law Journal Top 50 Verdicts. Forum. He is a member of the Texas Bar Association, Jefferson County Bar Association, State Bar of Texas, Association of Trial Lawyers of America, and a Life Fellow of the Texas Bar Foundation. In addition to his leadership of many organizations in his profession, Mr. Morgan has served as a board member of the Lamar University Foundation and the Lamar University College of Education and Human Development Advisory Board, is an honorary member of the International Brotherhood of Electrical Workers' Local 479, Beaumont Professional Firefighters Local 399, Beaumont Police Officers Association and Texas State Building and Construction Trades Association. A strong supporter of Lamar University, he contributes to Cardinal Athletics, the Cardinal Club, and Friends of the Arts. He also established the Donald E. Morgan Scholarship at Lamar University in honor of his father, created the Morgan Charitable Fund, and established and is a permanent board member of the Cris E. Quinn Charitable Foundation. Mr. Morgan earned a B.B.A. from Lamar University and a J.D. from South Texas College of Law. Mr. Morgan has significant management, risk management and strategic planning skills important to the oversight of our enterprise and operational risk management.

        J. Pat Parsons.    Mr. Parsons serves as Vice Chairman of the Company and the Bank. Mr. Parsons was one of the original founders of the Company and has served as a director of the Company and the Bank since 2007. He served as President and Chief Executive Officer of the Company from 2007 until 2013. Mr. Parsons also served as the Bank's Chairman and Chief Executive Officer from 2007 until 2013. From June 2013 until January 2014, Mr. Parsons served as the Co-Chief Executive Officer of the Company and Chairman and Co-Chief Executive Officer of the Bank. In January 2014, he became Chairman of the Bank and President of the Company. In January 2015, Mr. Parsons was named Vice Chairman of the Company and the Bank. He began his banking career in 1973 with First City National Bank of Houston as a Management Trainee and has served in various capacities at numerous commercial banks within our market areas, including Community Bank & Trust, SSB, as President and Chief Operating Officer. From 1992 until its sale to Texas Regional Bancshares, Inc. in 2004, Mr. Parsons oversaw Community Bank & Trust's expansion, through organic growth and five acquisitions, to over $1.1 billion in assets and a network spanning 15 Southeast Texas communities. He currently serves on the board of directors of the Lamar University Foundation. Mr. Parsons earned a B.B.A. in Accounting from Lamar University in 1971 and an M.B.A. in Finance from the University of Houston in 1973. With more than 44 years of experience working in the banking industry in Texas and serving as chief executive officer of several institutions, Mr. Parsons brings significant leadership skills and a deep understanding of the local banking market and issues facing the banking industry to our board of directors.

        Joe Penland, Sr.    Mr. Penland has served as a director of the Company and the Bank since 2007. Mr. Penland founded Quality Mat Company, based in Beaumont, Texas, and has served as its President since 1974. Quality Mat Company is one of the largest mat producers in the world and is one of the oldest companies in the business—with the capabilities of producing everything from logging mats to temporary road matting. Quality Mat Company's products carry exclusive patents that serve a variety of major industries. Mr. Penland started the Penland Foundation in 2006, a foundation that helps local organizations in his community. Mr. Penland has significant experience serving on both public and private boards of directors for community banks. Prior to joining our board of directors, Mr. Penland served as a director of Texas Regional Bancshares, Inc., a Nasdaq listed bank holding company, from 2004 until its merger with BBVA in 2006, and as a director of Southeast Texas Bancshares, Inc. prior to its acquisition by Texas Regional Bancshares, Inc. Mr. Penland brings key leadership, risk management, operations, strategic planning and oil and gas industry expertise that assist our board of directors in overseeing the company's operations in addition to his knowledge of the communities we serve. See

"—Involvement in Certain Legal Proceedings" for certain details regarding historical administrative and legal proceedings involving Mr. Penland.

        Wayne A. Reaud.    Mr. Reaud has served as a director of the Company and the Bank since 2007. Mr. Reaud is the founder of the law firm Reaud, Morgan & Quinn, L.L.P. in Beaumont, Texas where he practices law in the areas of personal injury, products and premises liability, toxic torts and business litigation. He also serves as Chairman of the Board of the Beaumont Foundation of America, Member of the Board of Directors of Huntsman Corporation, and President and Director of the Reaud Charitable Foundation. Mr. Reaud earned a B.S. from the University of Texas and a J.D. from Texas Tech University School of Law. He is a Life Fellow of the Texas Bar Foundation and a Fellow of the International Society of Barristers, a member of the Philosophical Society and a member of the State Bar of Texas Grievance Committee. Mr. Reaud was chosen as the Most Distinguished Alumni of Texas Tech University Law School in 1998. Mr. Reaud was awarded the Honorary Order of the Coif by the University of Texas in 2011. He is listed in Best Lawyers in America. Mr. Reaud's legal expertise and extensive experience with complex and high-profile litigation enable him to advise our board of directors on enterprise risk management and litigation risks and strategies. In addition, his commitment to and knowledge of the communities we serve is valuable to our board of directors.

        Joseph B. Swinbank.    Mr. Swinbank has served as a director of the Company and the Bank since 2013. Mr. Swinbank served as a director of VB Texas, Inc. and Vista Bank Texas from 2006 until the merger of equals with the Company and the Bank in 2013. Mr. Swinbank is the co-founder of The Sprint Companies, Inc., a Houston based sand and gravel company, and is Partner of Sprint Ft. Bend County Landfill, Sprint Sand & Clay, Sprint Waste Services, and Sprint Transports. In 2014, he became a Partner of River Aggregates and A & B Valves. He became a partner of Sun Industrial in 2016. Mr. Swinbank received his B.S. in Agricultural Economics from Texas A&M University in 1974. Mr. Swinbank's brings a wealth of business experience, as well as a sharp focus on the financial efficiency and profitability of our customers, to our board of directors.

        Sheila G. Umphrey.    Ms. Umphrey is expected to serve as a director of the Company following completion of this offering. Ms. Umphrey is owner of The Decorating Depot Inc., an interior and exterior design firm, where she has served as President since 1990. In her 27 years of experience, Ms. Umphrey has served on the board of Christus St. Elizabeth Hospital, as well as the Foundations Board of Christus St. Elizabeth, the Education Board at Lamar University Port Arthur, and the Board of Gift of Life Beaumont, which is a charitable organization. She is also active with the Humane Society of Beaumont. Ms. Umphrey studied Fine Arts at the University of Colorado and Commercial Art at Lamar University. Ms. Umphrey brings vast business and management experience as a business owner for 27 years, as well as deep knowledge of the communities that we serve through active involvement with local charities and on numerous boards and foundations.

        John E. Williams, Jr.    Mr. Williams has served as a director of the Company and the Bank since 2007. Mr. Williams is the Managing Partner of Williams Kherker Hart Boundas Law Firm, L.L.P. in Houston, Texas, where he practices in the area of mass tort cases. Mr. Williams currently serves on the Board of Directors for the Houston Astros, and the Houston Police Foundation and serves on the Board of Advisors for the James A. Baker III Institute for Public Policy at Rice University. Mr. Williams is listed in Top Attorneys in Texas, Best Attorneys in Texas, The Best Lawyers in America, and Texas' Best Lawyers, and he has been selected as a Super Lawyer every year since 2003. Mr. Williams received a B.B.A. from Baylor University and a J.D. from Baylor School of Law, where he graduated first in his class. Mr. Edwards has significant risk management and strategic planning skills. In addition, he brings strong legal, lending and financial skills important to the oversight of our enterprise and operational risk management.

        William E. Wilson, Jr.    Mr. Wilson is expected to serve as a director of the Company following completion of this offering. Mr. Wilson has served as a director of the Bank since 2007. He became

Chairman of the Bank's Audit Committee in 2008. Since 1979, Mr. Wilson has served as President and Chief Executive Officer of Bar C Ranch Company, a real estate development company developing and investing in industrial, commercial and office properties in Texas. He has served as Manager and General Partner of Wilson Realty, Ltd., an owner of industrial buildings in Beaumont, Texas, since 1977. As Trustee of the Caldwell McFaddin Mineral Trust and the Rosine Blount McFaddin Mineral Trust, Mr. Wilson has managed large oil and gas mineral holdings across the State of Texas, creating operating leases and purchasing minerals on behalf of the trusts. Mr. Wilson founded Wilson Realty, Ltd. and Wilson & Company, a brokerage and management company. He is a licensed Real Estate Broker in the State of Texas and has served as a director and President of the Beaumont Board of Realtors and a director of Texas Association of Realtors. Mr. Wilson has also served on numerous civic and charitable boards in the southeast Texas region. He joined the board of directors of First Security National Bank of Beaumont in 1979 and joined its audit committee in 1981, serving First Security National Bank of Beaumont and its holding company until the bank was acquired by First City Bancorporation of Texas. From 1994 until 2004, he was a director of Community Bank of Texas, serving on the loan committee and investment committee and as Chairman of the audit committee. Mr. Wilson received his B.B.A. in Accounting from The University of Texas at Austin in 1976 and is a licensed Certified Public Accountant. Mr. Wilson's service as a bank director at other institutions, coupled with his investment, accounting and financial skills adds administration and operational management experiences, as well as corporate governance expertise to our board of directors. In addition, as a certified public accountant, Mr. Wilson brings extensive accounting, management, strategic planning and financial skills important to the oversight of our financial reporting, enterprise and operational risk management.

  Our Officers

        Robert T. Pigott, Jr.    Mr. Pigott serves as Chief Financial Officer of the Company and Senior Executive Vice President and Chief Financial Officer of the Bank. He also serves as an advisory director on the boards of directors for the Company and the Bank. He served as Chief Financial Officer and a director of VB Texas, Inc. and Vista Bank Texas from 2010 to 2013 and was appointed to his current positions with the Company and the Bank in 2013 following the Company's merger of equals with VB Texas, Inc. and Vista Bank Texas. In his capacity, he oversees all finance activities, including accounting, financial reporting, investments, and interest rate risk management. Mr. Pigott has over 35 years of financial services experience, having served as Chief Financial Officer for both privately held and publicly-traded institutions in the Houston, Dallas/Fort Worth, Austin and McAllen, Texas markets, including Texas Regional Bancshares, Inc. He also spent six years in public accounting with Arthur Andersen & Co., a national accounting firm. Mr. Pigott graduated from the University of Mississippi, with a B.B.A. in Accounting, in 1976 and is a licensed Certified Public Accountant.

Involvement in Certain Legal Proceedings

        In July 2009, the SEC filed a complaint against Mr. Penland, among others, alleging that Mr. Penland through Quality Mat Company aided and abetted other defendants engaged in violations of the antifraud, registration and reporting provisions of the federal securities laws. More specifically, the SEC alleged that Mr. Penland was part of a fraudulent accounting scheme that allowed Newpark Resources, Inc., a customer of Quality Mat Company, in fiscal year 2003 to avoid writing off approximately $4.2 million in aging debt. Mr. Penland denied those allegations. In October of 2009, Mr. Penland, without admitting the allegations, consented to the entry of a permanent injunction as to future violations of the federal securities laws and agreed to pay a $70,000 civil penalty.

Director Independence

        Under the rules of the Nasdaq Global Select Market, independent directors must comprise a majority of our board of directors within a specified period of time of this offering. The rules of the Nasdaq Global Select Market, as well as those of the SEC, also impose several other requirements with respect to the independence of our directors.

        Our board of directors has evaluated the independence of its members based upon the rules of the Nasdaq Global Select Market and the SEC. Applying these standards, our board of directors has affirmatively determined that, with the exception of Messrs. Franklin, Jr. and Parsons and Ms. Umphrey, each of our directors is an "independent director" under the applicable rules.

Leadership Structure

        Our board of directors meets quarterly, and the board of directors of CommunityBank of Texas meets monthly. Our board of directors does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of our board of directors, as our board of directors believes that it is in the best interests of our organization to make that determination from time to time based on the position and direction of our organization and the membership of our board of directors. Our board of directors has determined that having our Chief Executive Officer serve as Chairman of our board of directors is in the best interests of our shareholders at this time. Our board of directors believes that this structure makes best use of the Chief Executive Officer's extensive knowledge of our organization and the banking industry and views this arrangement as also providing an efficient nexus between our organization and our board of directors, facilitating our Chairman's ability to communicate information to our board of directors in a timely manner enabling the board to obtain information pertaining to operational matters expeditiously and enabling our Chairman to bring areas of concern before the board in a timely manner.

Compensation Committee Interlocks and Insider Participation

        Upon completion of the offering, none of the members of our Compensation Committee will be or will have been an officer or employee of the Company or CommunityBank of Texas. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our Compensation Committee.

Board Committees

        Prior to completion of this offering, Our board of directors will establish standing committees in connection with the discharge of its responsibilities. These committees include the Audit Committee, the Compensation Committee and the Corporate Governance and Nominating Committee. Our board of directors also may establish such other committees as it deems appropriate, in accordance with applicable law and regulations and our corporate governance documents.

        Audit Committee.    The members of our Audit Committee are        (Chairman),         and        . Our board of directors has evaluated the independence of each of the members of our Audit Committee and has affirmatively determined that each of the members of our Audit Committee (1) is an "independent director" under Nasdaq Global Select Market rules, (2) satisfies the additional independence standards under applicable SEC rules for audit committee service, and (3) has the ability to read and understand fundamental financial statements. In addition, our board of directors has determined that                is a financial expert and has the financial sophistication required of at least one member of the Audit Committee by the rules of the Nasdaq Global Select Market due to his experience and background. Our board of directors has also determined that        qualifies as an "audit committee financial expert" under the rules and regulations of the SEC.

        The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements and, in that regard, assists our board of directors in its oversight of the integrity of our financial statements, the selection, engagement, management and performance of our independent auditor that audits and reports on our consolidated financial statements, the performance of our internal audit function, the review of reports of bank regulatory agencies and monitoring management's compliance with the recommendations contained in those reports and our compliance with legal and regulatory requirements related to our financial statements and reporting. Among other things, our Audit Committee has responsibility for:

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  selecting and reviewing the performance of our independent auditor and approving, in advance, all engagements and fee arrangements;

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  reviewing reports from the independent auditor regarding its internal quality control procedures and any material issues raised by the most recent internal quality-control or peer review or by governmental or professional authorities, and any steps taken to deal with such issues;

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  reviewing the independence of our independent auditor and setting policies for hiring employees or former employees of our independent auditor and for audit partner rotation and independent auditor rotation in accordance with applicable laws, rules and regulations;

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  resolving any disagreements regarding financial reporting between management and the independent auditor, and reviewing with our independent auditor any audit problems, disagreements or difficulties and management's response thereto;

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  overseeing our internal audit function;

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  reviewing operating and control issues identified in internal audit reports, management letters, examination reports of regulatory agencies and monitoring management's compliance with recommendations contained in those reports;

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  meeting with management and the independent auditor to review the effectiveness of our system of internal control and internal audit procedures, and to address any deficiencies in such procedures;

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  monitoring management's compliance with all applicable laws, rules and regulations;

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  reviewing regulatory authorities' examination reports pertaining to the Company or our subsidiaries;

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  reviewing and overseeing all related person transactions in accordance with our policies and procedures;

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  reviewing our earnings releases and reports filed with the SEC;

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  preparing the Audit Committee report required by SEC rules to be included in the proxy statement relating to our annual meeting of shareholders;

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  reviewing the adequacy and effectiveness of our accounting and financial controls, including guidelines and policies for assessing and managing our risk exposure;

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  establishing and overseeing procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and for the confidential anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters;

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  conducting an annual evaluation of the performance of the Audit Committee and the adequacy of its charter and recommending to our board of directors any changes that it deems necessary; and

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  handling such other matters that are specifically delegated to the Audit Committee by our board of directors from time to time.

        Our board of directors will adopt a written charter, which sets forth the committee's duties and responsibilities. The charter of the Audit Committee will be available on our website at www.communitybankoftx.com upon completion of this offering.

        Compensation Committee.    The members of our Compensation Committee are Messrs.         ,         ,         ,          and        with Mr.               serving as chair of our Compensation Committee. Our board of directors has evaluated the independence of each of the members of our Compensation Committee and has affirmatively determined that each of the members of our Compensation Committee meets the definition of an "independent director" under Nasdaq Global Select Market rules.

        Our board of directors has also determined that each of the members of the Compensation Committee qualifies as a "nonemployee director" within the meaning of Rule 16b-3 under the Exchange Act and an "outside director" within the meaning of Section 162(m) of the Internal Revenue Code.

        The Compensation Committee assists our board of directors in its oversight of our overall compensation structure, policies and programs and assessing whether such structure establishes appropriate incentives and meets our corporate objectives, the compensation of our executive officers and the administration of our compensation and benefit plans.

        Among other things, our Compensation Committee has responsibility for:

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  reviewing and determining, and recommending to our board of directors for its confirmation, the annual compensation, annual incentive opportunities and any other matter relating to the compensation of our executive officers; all employment agreements, severance or termination agreements, change in control agreements or similar agreements proposed to be entered into between any executive officer and us; and modifications to our philosophy and compensation practices relating to compensation of our directors and management;

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  reviewing and determining, and recommending to our board of directors for its confirmation, the establishment of performance measures and the applicable performance targets for each performance-based cash and equity incentive award to be made under any benefit plan;

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  taking all actions required or permitted under the terms of our benefit plans, with separate but concurrent authority, and reviewing at least annually the overall performance, operation, and administration of our benefit plans;

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  reviewing and recommending action by our board of directors with respect to various other matters in connection with each of our benefit plans;

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  reviewing with our Chief Executive Officer the compensation payable to employees other than our executive officers, including equity and non-equity incentive compensation and other benefits and our total incentive compensation program envisioned for each fiscal year;

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  consulting with our Chief Executive Officer regarding a succession plan for our executive officers, including our Chief Executive Officer, and the review of our leadership development process for senior management positions;

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  reviewing the performance of our executive officers for each fiscal year;

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  reviewing annually and recommending to our board of directors the non-management director compensation program for each year;

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  retaining, or obtaining the advice of, such compensation consultants, legal counsel or other advisers as the Compensation Committee deems necessary or appropriate for it to carry out its duties, with direct responsibility for the appointment, compensation and oversight of the work of such consultant, counsel or adviser;

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  overseeing and making recommendations to our board of directors regarding the Company's compliance with SEC rules and regulations regarding shareholder approval of certain executive compensation matters, including advisory votes on executive compensation and golden parachute compensation and approval of equity compensation plans;

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  conducting an annual evaluation of the performance of the Compensation Committee and the adequacy of its charter and recommending to our board of directors any changes that it deems necessary; and

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  handling such other matters that are specifically delegated to the Compensation Committee by our board of directors from time to time.

        Our board of directors will adopt a written charter, which sets forth the committee's duties and responsibilities. The charter of the Compensation Committee will be available on our website at www.communitybankoftx.com upon completion of this offering.

        Corporate Governance and Nominating Committee.    The members of our Corporate Governance and Nominating Committee are Messrs.         (Chairman),        and        . Our board of directors has evaluated the independence of each of the members of our Corporate Governance and Nominating Committee and has affirmatively determined that each of the members of our Corporate Governance and Nominating Committee meets the definition of an "independent director" under Nasdaq Global Select Market rules.

        The Corporate Governance and Nominating Committee assists our board of directors in its oversight of identifying and recommending persons to be nominated for election as directors and to fill any vacancies on our board of directors, monitoring the composition and functioning of the standing committees of our board of directors, developing, reviewing and monitoring our corporate governance policies and practices, and otherwise taking a leadership role in shaping the corporate governance of the Company.

        Among other things, our Corporate Governance and Nominating Committee is responsible for:

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  reviewing the performance of our board of directors and each of its committees;

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  identifying, assessing and determining the qualification, attributes and skills of, and recommending, persons to be nominated by our board of directors for election as directors and to fill any vacancies on our board of directors;

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  reviewing the background, qualifications and independence of individuals being considered as director candidates, including persons proposed by our shareholders;

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  reviewing and recommending to our board of directors each director's suitability for continued service as a director upon the expiration of his or her term and upon any material change in his or her status;

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  reviewing the size and composition of our board of directors as a whole, and recommending any appropriate changes to reflect the appropriate balance of required independence, knowledge, experience, skills, expertise and diversity;

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  monitoring the function of our standing committees and recommending any changes, including the director assignments, creation or elimination of any committee;

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  developing, reviewing and monitoring compliance with our corporate governance guidelines and policies and the corporate governance provisions of the federal securities laws and the listing rules applicable to us;

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  investigating any alleged violations of such guidelines and the applicable corporate governance provisions of federal securities laws and listing rules, and reporting such violations to our board of directors with recommended corrective actions;

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  reviewing our corporate governance practices in light of best corporate governance practices among our peers and determining whether any changes in our corporate governance practices are necessary;

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  considering any resignation tendered to our board of directors by a director and recommending the acceptance of such resignation if appropriate;

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  considering questions of possible conflicts of interest involving directors, including operations that could be considered competitive with our operations or otherwise present a conflict of interest;

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  reviewing all related person transactions in accordance with our policy and procedures;

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  overseeing our director orientation and continuing education programs for our board of directors;

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  reviewing its charter and recommending to our board of directors any modifications or changes; and

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  handling such other matters that are specifically delegated to the Corporate Governance and Nominating Committee by our board of directors from time to time.

        Our board of directors will adopt a written charter, which sets forth the committee's duties and responsibilities. The charter of the Corporate Governance and Nominating Committee will be available on our website at www.communitybankoftx.com upon completion of this offering.

        In carrying out its functions, the Corporate Governance and Nominating Committee will develop qualification criteria for all potential nominees for election, including incumbent directors, board nominees and shareholder nominees to be included in the Company's future proxy statements. These criteria may include the following attributes:

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  adherence to high ethical standards and high standards of integrity;

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  sufficient educational background, professional experience, business experience, service on other boards of directors and other experience, qualifications, diversity of viewpoints, attributes and skills that will allow the candidate to serve effectively on our board of directors and the specific committee for which he or she is being considered;

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  evidence of leadership, sound professional judgment and professional acumen;

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  evidence the nominee is well recognized in the community and has a demonstrated record of service to the community;

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  a willingness to abide by each published code of conduct or ethics for the Company and to objectively appraise management performance;

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  the ability and willingness to devote sufficient time to carrying out the duties and responsibilities required of a director;

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  any related person transaction in which the candidate has or may have a material direct or indirect interest and in which we participate; and

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  the fit of the individual's skills and personality with those of other directors and potential directors in building a board of directors that is effective, collegial and responsive to the needs of the Company and the interests of our shareholders.

        The Corporate Governance and Nominating Committee will also evaluate potential nominees for our board of directors to determine if they have any conflicts of interest that may interfere with their ability to serve as effective board members and to determine whether they are "independent" in accordance with applicable SEC and Nasdaq Global Select Market rules (to ensure that, at all times, at least a majority of our directors are independent). Although we do not have a separate diversity policy, the committee considers the diversity of the Company's directors and nominees in terms of knowledge, experience, skills, expertise and other demographics that may contribute to our board of directors.

        Prior to nominating or, if applicable, recommending an existing director for re-election to our board of directors, the Corporate Governance and Nominating Committee will consider and review the following attributes with respect to each existing director:

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  attendance and performance at meetings of our board of directors and the committees on which such director serves;

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  length of service on our board of directors;

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  experience, skills and contributions that the existing director brings to our board of directors;

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  independence and any conflicts of interest; and

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  any significant change in the director's status, including the attributes considered for initial membership on our board of directors.

Code of Business Conduct and Ethics

        Our board of directors has adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. The Code of Business Conduct and Ethics sets forth the standard of conduct that we expect all of our directors, officers and employees to follow, including our Chairman, President and Chief Executive Officer and Chief Financial Officer. Our Code of Business Conduct and Ethics will be available on our website at www.communitybankoftx.com upon completion of this offering. We expect that any amendments to the Code of Business Conduct and Ethics, or any waivers of its requirements, will be disclosed on our website, as well as by any other means required by Nasdaq Global Select Market rules or the SEC.

EXECUTIVE COMPENSATION

        Our named executive officers for the year ended December 31, 2016, which consist of our Chief Executive Officer and our two other most highly compensated executive officers who were serving as executive officers as of December 31, 2016, are as follows:

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  Robert R. Franklin, Jr.—Chairman, President and Chief Executive Officer

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  J. Pat Parsons—Vice Chairman

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  Robert T. Pigott, Jr.—Chief Financial Officer

Summary Compensation Table

        The following table presents summary information regarding the total compensation awarded to, earned by, and paid to our named executive officers for services rendered in all capacities during the fiscal year ended December 31, 2016. Except as set forth in the notes to the table, all cash compensation for each of our named executive officers was paid by the Bank, where Mr. Franklin, Mr. Parsons and Mr. Pigott each serve in the same capacity. Narrative disclosure regarding the compensation elements set forth below follows this table.

Name and Principal Position	Year	Salary ($)	Nonequity Incentive Plan Compensation ($)(1)	Nonqualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)		Total ($)
Robert R. Franklin, Jr.	2016	450,000	600,000	6,471	62,907	(3)	1,112,907
Chairman of the Board, President and Chief Executive Officer
J. Pat Parsons	2016	300,000	450,000	14,391	188,432	(4)	938,432
Vice Chairman
Robert T. Pigott, Jr.	2016	245,864	125,000	—	44,226	(5)	415,090
Chief Financial Officer

(1)
The amounts in this column represent the aggregate amount of annual discretionary cash bonuses earned by our named executive officers for fiscal year 2016 performance. For Messrs. Franklin and Parsons, 75% percent of the amount reported was paid in February 2017, and the remaining 25% percent will be paid (plus interest accrued at the rate of 7% per year) in February 2019, subject to their continuing employment through such date.

(2)
Represents above-market earnings credited to deferred compensation and holdback bonus arrangements in fiscal 2016.

(3)
This amount includes $24,250 of director fees, $12,692 of country club dues, $15,900 of matching contributions to Mr. Franklin's 401(k) account, $750 of contributions to Mr. Franklin's health savings account, $2,150 of contribution for annual physical, $3,326 of life insurance premiums and $3,839 attributable to the use of a Company car.

(4)
This amount includes $24,250 of director fees, $15,900 of matching contributions to Mr. Parsons' 401(k) account, $2,220 of contribution towards Mr. Parsons' home security system, $6,401 of life insurance premiums and $7,313 attributable to the use of a Company car. This amount additionally reflects the cash compensation received by Mr. Parsons pursuant to his employment agreement which entitles him to receive $100,000 annually for a period of 10 years upon reaching the age of 65 and the earnings of $32,348 on Mr. Parsons' deferred compensation arrangement in fiscal 2016.

(5)
This amount includes $24,250 for services advising the board of directors, $15,900 of matching contributions to Mr. Pigott's 401(k) account, $750 of contributions to Mr. Pigott's health savings account, and $3,326 of life insurance premiums.

Narrative Description to the Summary Compensation Table for the 2016 Fiscal Year

        The compensation reported in the Summary Compensation Table above is not necessarily indicative of how we will compensate our named executive officers in the future. We have begun the process of reviewing our executive compensation program with the goal of modifying it to be more suitable for a public company. To aid in this process, we have engaged Hunt Financial Group, or Hunt, a professional services firm, as our compensation consultant. The process of modifying our executive compensation program is still underway, but we have received recommendations from Hunt that we expect will be used to implement new compensation arrangements in connection with this offering. The following discussion describes the elements of our current executive compensation program and identifies any changes that are contemplated to be made in connection with this offering.

Base Salary

        Each named executive officer's base salary is a fixed component of compensation for each year for performing specific job duties and functions. Historically, we have established annual base salary rates for Messrs. Franklin, Parsons and Pigott, subject in each case to their employment agreements, at a level necessary to retain the individual's services and we have reviewed base salaries on an annual basis at the end of each year, with adjustments implemented at the beginning of the next year. We have historically made adjustments to the base salary rates of the named executive officers upon consideration of any factors that our board of directors deems relevant, including but not limited to: (a) any increase or decrease in the executive's responsibilities, (b) the executive's job performance, and (c) the level of compensation paid to executives of other companies with which we compete for executive talent, as estimated based on publicly available information and the experience of members of the board of directors and management.

        In connection with this offering, we anticipate that the board of directors will analyze the appropriateness of the base salary for each of our named executive officers in light of the base salaries of other executives in the peer group that we identify with the assistance of Hunt, both on a stand-alone basis and as a component of total compensation. We expect that this review will result in the establishment of the following annual base salaries for each of our named executive officers, to be effective upon the closing of the offering: $            for Mr. Franklin, $            for Mr. Parsons, and $            for Mr. Pigott.

Discretionary Bonus

        Historically, our annual cash bonus awards for named executive officers have been discretionary awards awarded by the board of directors after the end of each fiscal year. The determination of the amount of these discretionary cash bonus awards, if any, has been made based on an overall assessment of our performance in light of overall market conditions, along with these named executive officers' individual performance, for the fiscal year. The annual bonuses earned by Messrs. Franklin and Parsons have historically been paid in two installments, with 75% of the approved bonus amount paid in the first quarter of the calendar year following the year in which the bonus was earned and the remaining 25% paid (with interest accrued at the rate of 7% per year) in February of the third calendar year following the year in which the bonus was earned, subject to the named executive officer's continuing employment with us through such date.

        We intend to continue to provide annual incentive cash bonuses to reward achievement of financial or operational goals so that total compensation reflects actual company and individual performance.

Following the conclusion of the review by our board of directors of our compensation policies with data supplied by Hunt, our annual bonus program may change. We expect that our new compensation committee may establish performance goals to be used following the offering in determining amounts the cash bonuses that may become payable for future performance periods. However, no decisions have yet been made regarding the bonus program structure that will be in place following our initial public offering.

Employment Agreements with Executive Officers

        We have entered into employment agreements with each of our named executive officers. The following is a summary of the material terms of each such agreement.

Employment Agreement with Robert R. Franklin, Jr.

        We entered into an employment agreement with Mr. Franklin on March 6, 2013, pursuant to which he serves as our President and Chief Executive Officer and as Chairman and Chief Executive Officer of the Bank. The employment agreement provides for an initial term of five years and automatic renewals thereafter for successive one-year terms, unless either party provides notice of non-renewal at least 60 days prior to the renewal date. Pursuant to the employment agreement, Mr. Franklin is entitled to a minimum annual base salary of $350,000, subject to annual review by the Board, and is eligible to receive a discretionary bonus payment for each fiscal year. Mr. Franklin is also eligible to receive employee benefits, fringe benefits, and perquisites in accordance with the employment agreement. In addition, Mr. Franklin's employment agreement provides for certain severance benefits in the event of a qualifying termination of employment. See "—Potential Payments upon a Termination of Employment or a Change in Control."

Employment Agreement with J. Pat Parsons

        We entered into an employment agreement with Mr. Parsons on February 28, 2008 and May 21, 2008 (which was amended on December 30, 2008 and March 6, 2013), pursuant to which he serves as the Vice Chairman of our board of directors and as Vice Chairman of the board of directors of the Bank. The employment agreement provides for an initial term of five years and automatically renews each year. Pursuant to the employment agreement, Mr. Parsons is entitled to an annual base salary of $300,000, subject to annual review by our board of directors, and is eligible to receive a discretionary bonus payment for each fiscal year. Mr. Parsons is also eligible to receive employee benefits, fringe benefits, and perquisites in accordance with the employment agreement. In addition, Mr. Parsons' employment agreement provides for certain severance benefits in the event of a qualifying termination of employment and certain payments in connection with a "change of control" of the Company. See "—Potential Payments upon a Termination of Employment or a Change in Control." Pursuant to the employment agreement, Mr. Parsons is eligible to receive an additional annual payment of $100,000 for a period of 10 years upon reaching the age of 65, subject to certain restrictions.

Employment Agreement with Robert T. Pigott, Jr.

        We entered into an employment agreement with Mr. Pigott on March 6, 2013, pursuant to which he serves as our Chief Financial Officer and the Chief Financial Officer of the Bank. The employment agreement provides for an initial term of five years and automatic renewals thereafter for successive one-year terms, unless either party provides notice of non-renewal at least 60 days prior to the renewal date. Pursuant to the employment agreement, Mr. Pigott is entitled to an annual base salary of $225,000, subject to annual review by our board of directors, and is eligible to receive a discretionary bonus payment for each fiscal year. Mr. Pigott is also eligible to receive employee benefits, fringe benefits, and perquisites in accordance with the employment agreement. In addition, Mr. Pigott's employment agreement provides for certain severance benefits in the event of a qualifying termination of employment. See "—Potential Payments upon a Termination of Employment or a Change in Control."

Deferred Compensation Arrangements under Annual Bonus Plan

        The Bank had in the past established unfunded deferred compensation arrangements with executive officers at the Bank, including Mr. Parsons, and highly compensated employees who contributed to the continued growth, development and future business success of the Bank. Pursuant to these arrangements we contributed between 25% and 33% of the incentive bonus amount into a deferred compensation account. Since 2014, the participants, in these deferred compensation arrangements have been prohibited from further contributing to the deferred compensation arrangements. Despite the restriction on further contributions, we recorded a continuing liability under these arrangements of approximately $2,013,000 for the year ended December 31, 2016. Mr. Parsons' deferred compensation account continues to hold the amounts deferred in previous years and the entire amount (plus interest accrued at the rate of 7% per month) will become payable on March 31, 2018.

Employee Retirement Benefit Plan

        Our named executive officers are each eligible to participate in our 401(k) plan, which is designed to provide retirement benefits to all eligible employees. Our 401(k) plan provides employees with the opportunity to save for retirement on a tax-deferred basis, and permits employees to defer between 1% and 100% of eligible compensation, subject to statutory limits. Under the 401(k) plan, we may make discretionary matching contributions or any additional contributions.

Outstanding Equity Awards at Fiscal Year-End

        The following table sets forth information relating to the unexercised options held by our named executive officers as of December 31, 2016 granted under the 2006 Plan. Under both the 2006 Plan and the 2014 Plan, all of the stock options were granted with a per share exercise price equal to the fair market value of our common stock on the grant date, except for an employee who owns more than 10% of total combined voting power of the Company or the Bank, whose exercise price would then be at least 110% of the fair market value on the date of the grant. There were no options granted during the fiscal year ended December 31, 2016. Narrative disclosure regarding awards made pursuant to the Company's equity compensation plans are set forth below following this table.

	Options Awards
Name	Number of Securities Underlying Unexercised Options (exercisable)		Number of Securities Underlying Unexercised Options (unexercisable)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date
Robert T. Pigott, Jr.	9,320	(1)	—	—	$10.73	12/12/2021
Robert T. Pigott, Jr.	8,834	(2)	—	—	$11.32	12/19/2022

(1)
Options granted on December 13, 2011 and, pursuant to the merger with VB Texas, Inc., vested on July 22, 2013.

(2)
Options granted on December 20, 2012 and, pursuant to the merger with VB Texas, Inc., vested on July 22, 2013.

VB Texas, Inc. 2006 Stock Option Plan

        In connection with our merger with VB Texas, Inc., we assumed the VB Texas, Inc. 2006 Stock Option Plan, or the 2006 Plan, and each outstanding option to acquire shares of VB Texas, Inc. common stock that was outstanding at the effective time of the merger was converted into an option to purchase our common stock equal to the number of shares of VB Texas, Inc. common stock into which such options were exercisable immediately before the effective time multiplied by an exchange ratio. All of these options under the 2006 Plan became fully vested and immediately exercisable at the time of the merger with VB Texas, Inc. As of the date of this prospectus, there were options outstanding to acquire 157,314 shares of our common stock under the 2006 Plan. The 2006 Plan expired by its terms on October 25, 2016, and no additional options may be granted under its terms.

        As of December 31, 2016, the VB Texas, Inc., 2011 Stock Option Plan that the Company had assumed in connection with our merger of equals with VB Texas, Inc., was in existence. However, it has since been terminated.

CBTX, Inc. 2014 Stock Option Plan

        In May 2014 our board of directors adopted the CBTX, Inc. 2014 Stock Option Plan, or the 2014 Plan, which was approved by our shareholders in May of 2014. The 2014 Plan was adopted to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to selected employees and to promote the success of the Company's business by offering these individuals an opportunity to acquire a proprietary interest in the success of the Company, or to increase this interest, by permitting them to receive shares of common stock of the Company. The maximum number of shares which may be issued pursuant to grants under the 2014 Plan is 1,127,200 shares of our common stock. As of the date of this prospectus, there were options outstanding to acquire 138,000 shares of our common stock under the 2014 Plan.

CBTX, Inc. 2017 Omnibus Incentive Plan

Introduction

        In September 2017 our shareholders approved the CBTX, Inc. 2017 Omnibus Incentive Plan, or the 2017 Plan, which was previously approved by our board of directors. The purposes of the 2017 Plan will be to provide additional incentives to selected officers, employees, non-employee directors and consultants, to strengthen their commitment, motivate them to faithfully and diligently perform their responsibilities and to attract and retain competent and dedicated persons who are essential to the growth and success of our business and whose efforts will impact our long-term growth and profitability.

Summary of Expected Plan Terms

        Types of Awards.    The 2017 Plan will provide for the issuance of stock options, stock appreciation rights, or SARs, restricted stock, restricted stock units, or RSUs, stock bonuses, other stock-based awards and cash awards.

        Shares Available; Certain Limitations.    We expect to reserve for issuance under the 2017 Plan 600,000 shares of our common stock. When Section 162(m) of the Internal Revenue Code (Code) becomes applicable to us, (i) no individual will be granted options or SARs for more than 100,000 shares during any calendar year and (ii) no individual who is likely to be a "covered employee" for purposes of Section 162(m) of the Code will be granted either restricted stock, RSUs, a stock bonus, or other stock-based awards for more than 100,000 shares during any calendar year or a cash award in excess of $1,500,000 during any calendar year. No non-employee director may receive awards under the

2017 Plan during any calendar year covering more than 30,000 shares, and no non-employee director may receive cash awards under the 2017 Plan during any single calendar year in excess of $500,000.

        The total number of shares reserved for issuance and the individual award limitations are subject to equitable adjustment upon the occurrence of any extraordinary dividend or other distribution, recapitalization, stock split, reorganization, merger, consolidation, combination, repurchase, or share exchange, or other similar corporate transaction or event.

        Any shares subject to an award that remain unissued upon the cancellation or termination of the award will again become available for grant under the 2017 Plan. In addition, shares that are exchanged by a participant or withheld as payment in connection with any option or SAR under the 2017 Plan, as well as any shares exchanged by a participant or withheld to satisfy tax withholding obligations related to any option or SAR, will be available for subsequent awards under the 2017 Plan. If an award is denominated in shares, but settled in cash, the number of shares previously subject to the award will again be available for grants under the 2017 Plan. If an award can only be settled in cash, it will not be counted against the total number of shares available for grants under the 2017 Plan.

        Administration.    The 2017 Plan will be administered by our board of directors, or if our board of directors does not administer the 2017 Plan, a committee of our board of directors that complies with the applicable requirements of Section 162(m) of the Code, Section 16 of the Exchange Act and any other applicable legal or stock exchange listing requirements (the board or committee being sometimes referred to as the plan administrator).

        Eligibility.    Our officers, including the named executive officers listed in the Summary Compensation Table, employees, non-employee directors and consultants are eligible to receive awards under the 2017 Plan at the discretion of the plan administrator. It is expected that approximately individuals will be eligible to participate in the 2017 Plan.

        Exercisability and Vesting.    Awards will become exercisable or otherwise vest at the times and upon the conditions that the plan administrator may determine, as reflected in an applicable award agreement. The plan administrator has the authority to accelerate the vesting and/or exercisability of any outstanding award at such times and under such circumstances as it deems appropriate.

        Performance Goals.    The vesting of awards that are intended to qualify as performance-based compensation for purposes of Section 162(m) of the Code will be based upon one or more of the following business criteria: earnings, including one or more of operating income, earnings before or after taxes, earnings before or after interest, depreciation and amortization, adjusted EBITDA, economic earnings, or extraordinary or special items or book value per share (which may exclude nonrecurring items); pre-tax income, after-tax income or adjusted net income; earnings per share (basic or diluted); operating profit; revenue, revenue growth or rate of revenue growth; return on assets (gross or net), return on investment, return on capital, or return on equity; returns on sales or revenues; operating expenses; stock price appreciation; cash flow, free cash flow, cash flow return on investment (discounted or otherwise), net cash provided by operations, or cash flow in excess of cost of capital; implementation or completion of critical projects or processes; cumulative earnings per share growth; operating margin or profit margin; cost targets, reductions and savings, productivity and efficiencies; strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation and/or information technology goals, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and any combination of, or a specified increase in, any of the foregoing.

        The business criteria may be expressed in terms of attaining a specified level of the particular criteria or the attainment of a percentage increase or decrease in the particular criteria, and may be applied to the Company or an affiliate, or a division or strategic business unit of the Company or any affiliate, or may be applied to our performance relative to a market index, a group of other companies or a combination thereof, all as determined by the compensation committee of our board of directors. The business criteria may also be subject to a threshold level of performance below which no payment will be made, levels of performance at which specified payments will be made, and a maximum level of performance above which no additional payment will be made. Where applicable, business criteria will be determined in accordance with generally accepted accounting principles (with such adjustments as our compensation committee may prescribe) and achievement of the criteria will require certification by the compensation committee. The compensation committee will have the authority under the 2017 Plan to make equitable adjustments to the business criteria in recognition of unusual or non-recurring events, in response to changes in applicable laws or regulations, or to account for items of gain, loss or expense determined to be extraordinary or unusual in nature or infrequent in occurrence or related to the disposal of a segment of a business or related to a change in accounting principles.

        Stock Options.    Options entitle the participant to purchase shares during a specified period at a purchase price specified by the plan administrator (at a price not less than 100% of the fair market value of a share on the day the option is granted). Each option will have a maximum term of ten years from the date of grant, or such lesser period as the plan administrator may determine. Each option will be identified in the applicable award agreement as either a non-qualified stock option or an option intended to qualify as an "incentive stock option," or ISO, under Section 422 of the Code. Incentive stock options are required to have specific terms contained in Section 422 of the Code and which will be set forth in the applicable award agreement. Options may not be re-priced to lower the exercise price or be cancelled in exchange for another type of award or cash payment without shareholder approval.

        Stock Appreciation Rights.    A SAR may be granted in connection with an option, either at the time of grant or at any time thereafter during the term of the option, or may be granted unrelated to an option. SARs generally permit the participant to receive cash or shares equal to the difference between the exercise price of the SAR (which must equal or exceed the fair market value of the common stock at the date of grant) and the fair market value of the related shares on the date of exercise for a period of no more than ten years. SARs may not be re-priced to lower the exercise price or be cancelled in exchange for another type of award or cash payment without shareholder approval.

        Restricted Stock.    The plan administrator may grant restricted shares to such persons, in such amounts, and subject to such terms and conditions (including the attainment of performance goals) as it may determine in its discretion. Except for restrictions on transfer and such other restrictions as the plan administrator may impose, participants will have all the rights of a shareholder with respect to the restricted stock.

        Restricted Stock Units.    A restricted stock unit award is an award of the right to receive an amount of cash or shares at a future date based upon the value of the shares at the time of vesting of the award, or if the award is denominated in cash, the right to receive an amount of cash per unit that is determined by the plan administrator.

        Other Stock-Based Awards.    Other stock-based awards, valued in whole or in part by reference to, or otherwise based on, shares (including dividend equivalents) may be granted under the 2017 Plan. The plan administrator will determine the terms and conditions of these awards, including the number of shares to be granted pursuant to the award, the manner in which the award will be settled (e.g., in shares, cash or other property), and the conditions to vesting and payment of the award (including the achievement of performance objectives).

        Stock Bonus Awards; Cash Awards.    Stock bonuses payable in fully vested shares and awards that are payable solely in cash may also be granted under the 2017 Plan.

        Change in Control.    Unless otherwise provided by the plan administrator or set forth in an award agreement or otherwise, following a "change in control" of the Company (as described below), (i) each outstanding award that is assumed or substituted in connection with the change in control will become fully vested and exercisable, free of all applicable restrictions, and all applicable performance objectives will be deemed to be achieved at target levels if the participant's employment or service is terminated pursuant to a qualifying termination (as defined in the 2017 Plan) within 24 months following the change in control, and (ii) each outstanding award that is not assumed or substituted in connection with the change in control will become fully vested and exercisable, free of all applicable restrictions, and all applicable performance objectives will be deemed to be achieved at target levels immediately upon the occurrence of the change in control. In addition, the plan administrator may, in its discretion, cancel outstanding awards in exchange for a payment in cash, shares, or any combination of cash or shares, equal to the value of the award based on the price per share received by other shareholders.

        For purposes of the 2017 Plan a "change in control" means, in general: (i) a person or entity acquires securities of ours representing 50% or more of our combined voting power; (ii) an unapproved change in the majority membership of our board of directors; (iii) consummation of a merger or consolidation of us or any of our subsidiaries, other than (x) a merger or consolidation that results in both our voting securities continuing to represent more than 50% of the combined voting power of the surviving entity or its parent and the individuals constituting our board of directors immediately prior to the transaction continuing to constitute at least a majority of the board of the surviving entity or its ultimate parent, or (y) a merger or consolidation effected to implement a recapitalization in which no person or entity acquires 50% or more of our combined voting power; or (iv) shareholder approval of a plan of our complete liquidation or dissolution or the consummation of an agreement for the sale or disposition of all or substantially all of our assets, other than a sale or disposition to an entity, at least 50% of the combined voting power of which is owned by our shareholders in substantially the same proportions as their ownership of us immediately prior to such sale.

        Amendment and Termination of the 2017 Plan.    The 2017 Plan may be amended by our board of directors, subject to shareholder approval where necessary to satisfy legal or regulatory requirements. The 2017 Plan will terminate not later than the tenth anniversary of its effective date, but awards granted before the termination of the 2017 Plan may extend beyond that date in accordance with their terms.

        Form S-8.    We intend to file with the SEC a registration statement on Form S-8 covering the shares issuable under the 2017 Plan.

United States Federal Income Tax Consequences of 2017 Plan Awards

        The following is a summary of certain United States federal income tax consequences of awards under the 2017 Plan. It does not purport to be a complete description of all applicable rules, and those rules (including those summarized here) are subject to change.

        Incentive Stock Options.    In general, no taxable income is realized by a participant upon the grant of an ISO. If shares are issued to a participant pursuant to the exercise of an ISO, then, generally (i) the participant will not realize ordinary income with respect to the exercise of the option, (ii) upon sale of the underlying shares acquired upon the exercise of an ISO, any amount realized in excess of the exercise price paid for the shares will be taxed to the participant as capital gain and (iii) we will not be entitled to a deduction. The amount by which the fair market value of the stock on the exercise date of an ISO exceeds the purchase price generally will, however, constitute an item which increases the participant's income for purposes of the alternative minimum tax. However, if the participant disposes of the shares acquired on exercise before the later of the second anniversary of the date of grant or one year after the receipt of the shares by the participant (a "disqualifying disposition"), the participant generally would include in ordinary income in the year of the disqualifying disposition an amount equal to the excess of the fair market value of the shares at the time of exercise (or, if less, the amount realized on the disposition of the shares), over the exercise price paid for the shares. If ordinary income is recognized due to a disqualifying disposition, we would generally be entitled to a deduction in the same amount. Subject to certain exceptions, an ISO generally will not be treated as an ISO if it is exercised more than three months following termination of employment. If an ISO is exercised at a time when it no longer qualifies as an ISO, it will be treated for tax purposes as a non-qualified stock option, as discussed below.

        Non-Qualified Stock Options.    In general, no taxable income will be realized by a participant upon the grant of a non-qualified stock option. Upon exercise of an non-qualified stock option, the participant generally will include in ordinary income at the time of exercise an amount equal to the excess, if any, of the fair market value of the shares at the time of exercise over the exercise price paid for the shares. At the time the participant recognizes ordinary income, we generally will be entitled to a deduction in the same amount. In the event of a subsequent sale of shares received upon the exercise of the option, any appreciation after the date on which taxable income is realized by the participant in respect of the option exercise will be taxed as capital gain in an amount equal to the excess of the sales proceeds for the shares over the participant's basis in such shares. The participant's basis in the shares will generally equal the amount paid for the shares plus the amount included in ordinary income by the participant upon exercise of the option.

        Stock Appreciation Rights.    In general, no taxable income will be realized by a participant upon the grant of a SAR. Upon the settlement of a SAR, the participant will recognize ordinary income equal to the aggregate value of the payment received, and we generally will be entitled to a tax deduction at such time in the same amount.

        Restricted Stock.    In general, no taxable income will be realized by a participant upon the grant of restricted stock, unless the participant elects under Section 83(b) of the Code, within thirty days after such grant, to recognize ordinary income in an amount equal to the fair market value of the restricted stock at the time of grant, less any amount paid for the shares. If the election is made, the participant will not be allowed a deduction for amounts subsequently required to be returned to us. If the election is not made, the participant will generally recognize ordinary income on the date that the restrictions with respect to the restricted stock lapse, in an amount equal to the fair market value of such shares on such date, less any amount paid for the shares. At the time the participant recognizes ordinary income, we generally will be entitled to a deduction in the same amount. Generally, upon a sale or other disposition of restricted stock with respect to which the participant has recognized ordinary income (i.e., where a Section 83(b) election was previously made or the restrictions were previously removed), the participant will recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or other disposition and the participant's basis in such shares.

        Restricted Stock Units.    In general, no taxable income will be realized by a participant upon the grant of RSUs. Rather, upon the settlement of the RSUs, the participant will recognize ordinary income equal to the amount of cash or the fair market value of the shares of common stock received, as applicable. We will generally be entitled to a tax deduction at such time equal to the amount of income recognized by the participant.

        Other Awards.    With respect to other awards granted under the 2017 Plan, including stock bonuses, other stock-based award and cash awards, generally when the participant receives payment with respect to an award, the amount of cash and/or the fair market value of any shares of common stock or other property received will be ordinary income to the participant, and we will generally be entitled to a tax deduction in the same amount.

        Section 162(m).    At the time when Section 162(m) of the Code becomes applicable to us, annual compensation in excess of $1 million paid to individuals who are "covered employees" will not be deductible by us unless it is "performance-based compensation." The plan administrator may make awards under the 2017 Plan to eligible participants who are covered employees (or to individuals whom the plan administrator believes may become covered employees) that are intended to qualify as performance-based compensation under Section 162(m) of the Code, to the extent it is applicable to us. To qualify, the exercisability and/or payment of such awards will be subject to the achievement of performance criteria based upon one or more performance goals set forth in the 2017 Plan and to certification of such achievement in writing by the compensation committee of our board of directors. The performance criteria will be established in writing by that committee not later than the time period prescribed under Section 162(m) of the Code.

Potential Payments upon a Termination of Employment or a Change in Control

        Below we have described the severance and other change in control benefits to which our named executive officers would be entitled upon a termination of employment and in connection with a change in control.

Termination of Employment without Cause or Resignation with Good Reason

        The employment agreements with each of our named executive officers provides for severance benefits if we terminate the executive without "cause" or the executive resigns with "good reason" (as each of those terms is defined in the applicable employment agreement), which circumstances we refer to as a "qualifying termination of employment." Upon a qualifying termination of employment, the executive will be entitled to the following payments and benefits under his employment agreement:

  •
  an amount equal to the accrued but unpaid base salary and unused vacation pay, which we refer to as the "accrued obligations";

  •
  a lump sum cash payment consisting of $1,500,000 for Mr. Franklin; 100% of one year's annual base salary for Mr. Parsons (unless termination occurs due to change of control, see "—Change in Control"); and $550,000 for Mr. Pigott;

  •
  pro-rata portion of the executive's annual bonus, except for Mr. Parsons, which we refer to as the "unpaid incentive payment"; and

  •
  medical benefits coverage for Mr. Franklin and Mr. Pigott and their dependents for 24 months following the date of termination of employment, and medical benefits coverage for Mr. Parsons and his dependents for the lesser of the period of time that the employment agreement would have been in effect, or 12 months, which we refer to as the "health and welfare benefits."

        For purposes of the employment agreements with our named executive officers, "cause" generally means (a) an act or acts of intentional dishonesty that materially and adversely affect the Company; (b) material breach of obligations of the employee agreement; (c) gross negligence or willful misconduct in performance of the duties and services required under the employment agreement; and (d) an act leading to a conviction of a felony of a misdemeanor involving moral turpitude.

        For purposes of the employment agreements with our named executive officers, "good reason" generally means (a) the assignment to the employee of any duties materially inconsistent in any respect with the employee's position (including situs, office and title), authority, duties and responsibilities as contemplated by the employment agreement, excluding any isolated, insubstantial or inadvertent action not taken in bad faith and which is remedied by the Company promptly after notice of such action; (b) any material failure by the Company to comply with any of the provisions of the employment agreement; (c) the Company requiring the employee to be based at any office outside the Houston or

Beaumont metropolitan area or other mutually agreed location; or (d) any reduction in annual salary as provided for in the employment agreement.

Change in Control

Mr. Parsons

        Under his employment agreement, Mr. Parsons is entitled to a lump sum cash payment in an amount equal to 100% of one year's base salary upon termination without "cause" or if he resigns with "good reason," unless the termination occurs during the 180-day period immediately following a "change in control" of the Company (as that term is defined in the employment agreement), in which case Mr. Parsons will be entitled to receive a lump sum cash payment in an amount equal to 150% of one year's base salary.

Compensation of Directors

        We pay our directors based on the director's participation in board of directors meetings held throughout the year, and the Bank pays its directors based on the director's participation in board of directors and committee meetings. During 2016, directors initially received $1,250 per board meeting attended which was increased to $2,500 per board meeting attended in March 2016. Directors also received $1,000 per Bank board meeting attended and $200 per Bank committee meeting attended for their services as directors of the Bank. During 2016, directors also received an additional one-time payment of an amount equivalent to the Bank board meeting fee at Christmas.

        In connection with this offering, we expect to amend our director's compensation program. Pursuant to this change, the Chairman of the Audit Committee will receive a fee of $          per meeting attended, and the other members will receive a fee of $          per meeting attended, the Chairman of the Corporate Governance and Nominating Committee and the Chairman of the Compensation Committee each will receive a fee of $          per meeting attended, and the other members of these committees will receive a fee of $          per meeting attended.

        The following table sets forth compensation paid, earned or awarded during 2016 to each of our directors other than Robert R. Franklin, Jr. and Pat Parsons, whose compensation is described above in "Summary Compensation Table." The table also includes compensation earned by each director that is attributable to his service as a director of the Bank.

Name	Fees Earned or Paid in Cash		All Other Compensation	Total Compensation
Tommy W. Lott	$22,950		$—	$22,950
Glen W. Morgan	15,250		—	15,250
Joe E. Penland, Sr.	24,250		—	24,250
Wayne A. Reaud	21,750		—	21,750
Joseph B. Swinbank	32,850		—	32,850
John E. Williams, Jr.	24,250		—	24,250
William E. Wilson, Jr.	14,800	(1)	—	14,800
Sheila G. Umphrey	—	(2)	—	—
Michael A. Havard	$26,450	(3)	$—	$26,450

(1)
This amount represents fees paid to Mr. Wilson for his service as a director of the Bank during 2016. Mr. Wilson is expected to join the board of directors of the Company upon the completion of the offering.

(2)
Ms. Umphrey is expected to join the board of directors of the Company upon the completion of the offering and therefore did not receive any compensation during 2016.

(3)
This amount represents (i) $15,200 for fees paid to Mr. Havard for his service as a director of the Bank during 2016 and (ii) $11,250 for fees paid to Mr. Havard for serving as an advisory director to the Company. Mr. Havard is expected to join the board of directors of the Company upon the completion of the offering.

        Directors are also entitled to the protection provided by the indemnification provisions in our certificate of formation and bylaws, and, to the extent they are directors of the Bank, the articles of association and bylaws of CommunityBank of Texas.

Payments to Employees Other than Named Executive Officers Pursuant to this Offering

        VB Texas, Inc. and Vista Bank Texas entered into change of control and non-competition agreements with certain former employees of VB Texas, Inc., who are now employed with the Bank. Under their respective agreements, upon a "change of control" (as that term is defined in the agreements) of the Company or an "involuntary termination" (as that term is defined in the agreements), each of these employees will be entitled to receive an amount equal to two times the sum of (i) base salary plus (ii) the average bonus paid to the officer during the three years preceding the "change of control" or "involuntary termination", as applicable. "Change of control", as that term is defined in the agreements, also includes an initial public offering of common stock by VB Texas, Inc., pursuant to an effective registration statement filed under the Securities Act. As successor to VB Texas, Inc., the Company plans to pay these employees approximately $2.5 million in aggregate upon the completion of this offering.

SECURITY OWNERSHIP OF BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth the beneficial ownership of our common stock, both immediately prior to and immediately after the completion of this offering by:

  •
  each person known to us to be the beneficial owner of more than five percent of our outstanding common stock;

  •
  each of our directors and named executive officers; and

  •
  all directors and executive officers, as a group.

        Beneficial ownership is determined in accordance with the rules of the SEC and generally includes shares over which a person exercises sole or shared voting and/or investment power. Shares of common stock subject to options and warrants currently exercisable or exercisable within 60 days are deemed outstanding for purposes of computing the percentage ownership of the person holding the options or warrants but are not deemed outstanding for purposes of computing the beneficial ownership of any other person. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. Other than the directors and entities affiliated with such directors set forth in the table below, no person is known to us to be the beneficial owner of more than five percent of our outstanding common stock. Unless otherwise noted, the address for each shareholder listed on the table below is: c/o CBTX, Inc., 9 Greenway Plaza, Suite 110, Houston, Texas 77046.

        The table below calculates the percentage of beneficial ownership based on 22,063,072 shares of common stock outstanding as of September 15, 2017 and            shares of common stock outstanding upon completion of this offering, assuming no exercise of the underwriters' option to purchase additional shares, and            shares of our common stock to be outstanding after the completion of this offering, assuming the underwriters exercise in full their option to purchase additional shares of our common stock. The table below does not reflect shares that may be purchased in this offering by the shareholders listed in the table through the directed share program described under "Underwriting."

	Shares Beneficially Owned Prior to this Offering		Shares Beneficially Owned After Giving Effect to this Offering		Shares Beneficially Owned if Underwriters Exercise Their Option to Purchase Additional Shares
Name of Beneficial Owner	Number	Percentage	Number	Percentage	Number	Percentage
Directors and Named Executive Officers
Robert R. Franklin, Jr.(1)	243,830	1.1%
Robert T. Pigott, Jr.(2)	50,800	*
Michael A. Havard(3)	40,080	*
Tommy W. Lott	203,200	*
Glen W. Morgan(4)	1,216,000	5.5%
J. Pat Parsons(5)	111,080	*
Joe Penland, Sr.(6)	1,216,000	5.5%
Wayne A. Reaud(7)	1,222,000	5.5%
Joe B. Swinbank(8)	226,060	1.0%
Sheila G. Umphrey(9)	1,216,080	5.5%
John E. Williams, Jr.(10)	1,216,000	5.5%
William E. Wilson, Jr.(11)	32,000	*
All directors and executive officers, as a group (18 persons)(12)	7,126,792	32.2%

*
Represents beneficial ownership of less than 1%.

(1)
Includes 243,830 shares held by Mr. Franklin individually. Mr. Franklin has pledged 203,200 shares as collateral to secure outstanding debt obligations.

(2)
Includes (i) 32,646 shares held by Mr. Pigott's individual retirement accounts, and (ii) 18,154 shares issuable upon the exercise of stock options within 60 days of September 15, 2017.

(3)
Includes (i) 40,000 shares held by Mr. Havard individually and (ii) 80 shares that Mr. Havard has shared voting and investment power pursuant to a power of attorney.

(4)
Includes (i) 574,974 shares held by Mr. Morgan individually, and (ii) 641,026 shares held by the Grace Trust of which Mr. Morgan serves as the trustee.

(5)
Includes (i) 31,080 shares held by Mr. Parsons individually, and (ii) 80,000 shares held jointly by Mr. Parsons and his spouse.

(6)
Includes (i) 331,364 shares held by Mr. Penland individually, (ii) 160,000 shares held by the Penland Foundation of which Mr. Penland serves as the trustee, and (iii) 724,636 shares held by Tram Road Partners LP of which Mr. Penland is the trustee. Tram Road Partners LP has pledged 724,636 shares as collateral to secure outstanding debt obligations.

(7)
Includes (i) 1,216,000 shares held by Mr. Reaud individually, (ii) 2,000 shares held by the Adriana Victoria Oxford Trust of which Mr. Reaud serves as trustee, (ii) 2,000 shares held by the Alaina Daniell Oxford Trust of which Mr. Reaud serves as trustee, and (iii) 2,000 shares held by the Gabriella Elizabeth Oxford Trust of which Mr. Reaud serves as trustee.

(8)
Includes (i) 124,460 shares held by Mr. Swinbank individually, and (ii) 101,600 shares held by the JBS/STS Grandchildren's Trust of which Mr. Swinbank has voting power.

(9)
Includes (i) 1,216,000 shares held by the Umphrey II Family Limited Partnership of which Ms. Umphrey is a limited partner and has shared voting and investment power, and (ii) 80 shares held by Ms. Umphrey's spouse individually.

(10)
Mr. Williams has pledged 1,216,000 shares as collateral to secure outstanding debt obligations.

(11)
Includes (i) 24,000 shares held by Mr. Wilson's individual retirement account, and (ii) 8,000 shares held by the Caldwell McFadden Mineral Trust of which Mr. Wilson serves as the trustee.

(12)
Includes (i) 7,077,398 shares held by the directors and executive officers, and (ii) 49,394 shares issuable upon the exercise of stock options within 60 days of September 15, 2017. Individuals in this group have separately pledged a total of 2,169,236 shares as collateral to secure outstanding debt obligations of such individuals.

 CERTAIN RELATIONSHIPS AND RELATED PERSONS TRANSACTIONS

        In addition to the compensation arrangements with directors and executive officers described in "Executive Compensation" above, the following is a description of each transaction since January 1, 2014, and each proposed transaction in which:

  •
  we have been or are to be a participant;

  •
  the amount involved exceeds or will exceed $120,000; and

  •
  any of our directors, executive officers or beneficial holders of more than five percent of our capital stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Shareholders' Agreement

        The Company, Mr. Penland, Mr. Morgan, Mr. Williams, Mr. Reaud, and Ms. Umphrey are party to a shareholders' agreement that, among other things, provides for restrictions on transfer of the common stock and a right of right of first refusal. This shareholders' agreement will terminate upon completion of this offering.

Repurchase of Shares After Exercise of Options

        In February 2016, Mr. Franklin exercised options to purchase 149,260 shares, consisting of 40,630 shares of incentive stock options and 108,360 shares of nonqualified stock options, for an aggregate exercise price of $1,469,465. On March 8, 2016, we repurchased the 108,630 shares that were issued pursuant to the nonqualified stock options from Mr. Franklin for an aggregate price of $1,941,761 at the then current price of $17.88 per share. The net result of the exercise and repurchase was that Mr. Franklin received $472,296 of proceeds from the sale of his stock.

Other Related Party Transactions

        In 2014 and 2015, we hired Decorating Depot, Inc. to provide interior decorating, furniture and accessories for our branch locations. We paid Decorating Depot, Inc. $214,360 and $266,886 in 2014 and 2015, respectively. Decorating Depot, Inc. is wholly-owned by Ms. Umphrey, a member of our board of directors.

        Lindsay, Lindsay & Parsons, Attorneys at Law has represented us in various legal matters. Mr. Parsons is a member of our board of directors and his son is a partner at Lindsay, Lindsay & Parsons, Attorneys at Law. We paid legal fees of $163,425, $130,218 and $79,700 to Lindsay, Lindsay & Parsons, Attorneys at Law for the years ended December 31, 2014, 2015 and 2016, respectively.

Ordinary Banking Relationships

        Certain of our officers, directors and principal shareholders, as well as their immediate family members and affiliates, are customers of, or have or have had transactions with, CommunityBank of Texas or us in the ordinary course of business. These transactions include deposits, loans, and other financial services related transactions. Related person transactions are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. Our loans and deposits with these parties have been made and accepted in compliance with applicable regulations and our written policies. As of June 30, 2017, we had approximately $157.3 million of loans outstanding to our directors and officers and those of the Bank and we had approximately $69.4 million in unfunded loan commitments to related parties. As of June 30, 2017, no related person loans were categorized as nonaccrual, past due, restructured or potential problem loans. We expect to continue to enter into transactions in the ordinary course of business on similar terms with our officers, directors and principal shareholders, as well as their immediate family members and affiliates. See "Risk Factors—A material portion of our loans and deposits are with related parties and our ability to continue do business with such related parties is highly regulated."

Directed Share Program

        At our request, the underwriters have reserved up to            shares of our common stock offered by this prospectus for sale, at the initial public offering price, to our directors, executive officers, employees and certain other persons who have expressed an interest in purchasing our common stock in this offering. We will offer these shares to the extent permitted under applicable regulations in the United States through a directed share program. See "Underwriting—Directed Share Program."

Policies and Procedures Regarding Related Person Transactions

        Transactions by CommunityBank of Texas or us with related persons are subject to a formal written policy, as well as regulatory requirements and restrictions. These requirements and restrictions include Sections 23A and 23B of the Federal Reserve Act and the Federal Reserve's Regulation W (which govern certain transactions by CommunityBank of Texas with its affiliates) and the Federal Reserve's Regulation O (which governs certain loans by CommunityBank of Texas to its executive officers, directors, and principal shareholders). We have adopted policies to comply with these regulatory requirements and restrictions.

        In addition, our board of directors will adopt a written policy governing the approval of related person transactions that complies with all applicable requirements of the SEC and the Nasdaq Global Select Market concerning related person transactions. Related person transactions are transactions in which we are a participant, the amount involved exceeds $120,000 and a related person has or will have a direct or indirect material interest. Related persons of the Company include directors (including nominees for election as directors), executive officers, beneficial holders of more than five percent of our capital stock and the immediate family members of these persons. Our executive management team, in consultation with outside counsel, as appropriate, will review potential related person transactions to determine if they are subject to the policy. If so, the transaction will be referred to the            committee of the board of directors for approval. The committee of the board of directors shall review the related person transaction in accordance with the criteria set forth in policy, taking into account all of the relevant facts and circumstances available to the committee of the board of directors. Based on the conclusions reached, the committee of the board of directors shall evaluate all options, including, without limitation, approval, ratification, amendment or termination of the related person transaction or, with respect to any related person transaction that is no longer pending or ongoing, rescission and/or disciplinary action. Approval of such transactions shall be given only if it is determined by the committee of the board of directors that such transaction is in, or not inconsistent with, the best interests of the Company and our shareholders. Upon completion of the offering, our Related Person Transactions Policy will be available on our website at https://www.communitybankoftx.com.

 DESCRIPTION OF CAPITAL STOCK

        The following descriptions include summaries of the material terms of our amended and restated certificate of formation and our amended and restated bylaws. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, our amended and restated certificate of formation and our amended and restated bylaws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law.

General

        We are incorporated in the state of Texas. The rights of our shareholders are generally covered by Texas law and our certificate of formation and bylaws (each as amended and restated and in effect as of consummation of this offering). The terms of our capital stock are therefore subject to Texas law, including the TBOC, and the common and constitutional law of Texas.

        Our amended and restated certificate of formation authorizes us to issue up to 90,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. The authorized but unissued shares of our capital stock are available for future issuance without shareholder approval, unless otherwise required by applicable law or the rules of any applicable securities exchange.

        On September 20, 2017, our board of directors approved a 2-for-1 stock split, whereby each shareholder of our common stock will receive one additional share of common stock for each share owned as of the record date of September 30, 2017 in the form of a stock dividend that will be distributed on October 13, 2017. The effect of the stock dividend has been retroactively applied to all periods presented in this prospectus.

Common Stock

        Shares Outstanding.    As of September 15, 2017, 22,063,072 shares of our common stock were issued and outstanding and held by approximately 840 shareholders of record. We have reserved shares of our common stock for issuance upon the exercise of outstanding stock options issued under our existing stock option plans as follows: 157,314 shares under our 2006 Plan; and 138,000 shares under our 2014 Plan. The 2006 Plan was assumed by us in connection with our merger of equals with VB Texas, Inc. No further awards may be granted under the 2006 Plan or the 2014 Plan. We have also reserved 600,000 shares of our common stock for issuance upon awards and exercise of stock options under the 2017 Plan that is to be adopted in connection with the consummation of this offering.

        Voting.    Each holder of our common stock is entitled to one vote for each share held of record on all matters on which shareholders generally are entitled to vote, except as otherwise required by law. Rights of common stock to vote on certain matters may be subject to the rights and preferences of the holders of any outstanding shares of any preferred stock that we may issue. Our amended and restated certificate of formation expressly prohibits cumulative voting.

        Dividends and Other Distributions.    Subject to certain regulatory restrictions and to the rights of holders of our preferred stock and any other class or series of stock having a preference as to dividends over the common shares then outstanding, dividends may be paid on the shares of common stock out of assets legally available for dividends, but only at such times and in such amounts as our board of directors shall determine and declare. Subject to applicable law, upon any voluntary or involuntary liquidation, dissolution or winding up of our affairs, all shares of our common stock would be entitled to share, ratably in proportion to the number of shares held by them, in all of our remaining assets available for distribution to our shareholders after payment of creditors and subject to any prior distribution rights related to our preferred stock and any other class or series of stock having a preference over the common shares then outstanding. See "Supervision and Regulation—CBTX, Inc.—

Regulatory Restrictions on Dividends; Source of Strength and —CommunityBank of Texas, N.A.—Restrictions on Distribution of Bank Dividends and Assets."

        Preemptive Rights.    Holders of our common stock do not have preemptive or subscription rights to acquire any authorized but unissued shares of our capital stock upon any future issuance of shares.

        Other.    Our holders of common stock have no conversion rights or other subscription rights. There are no other redemption or sinking fund provisions that are applicable to our common stock.

Preferred Stock

        Upon authorization of our board of directors and without any action by the holders of our common stock, we may issue shares of one or more series of our preferred stock from time to time. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. Our board of directors has not designated or established any series of preferred stock. The rights of any series of preferred stock may include, among others:

  •
  the designation of such series, and the number of shares to constitute such series;

  •
  whether the shares of such series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights, which may be full or limited;

  •
  the dividends, if any, payable on such series, and at what rates, whether any such dividends shall be cumulative, and if so, from what dates, the conditions and dates upon which such dividends shall be payable, the preference or relation which such dividends shall bear to the dividends payable on any shares of stock of any other class or any other series of this class;

  •
  whether the shares of such series shall be subject to redemption by us, and, if so, the times, prices and other terms and conditions of such redemption;

  •
  the amount or amounts payable upon shares of such series upon, and the rights of the holders of such series in, the voluntary or involuntary liquidation, dissolution, or winding up of the Company;

  •
  whether the shares of such series shall be subject to the operation of a retirement or sinking fund and, if so, the extent to and manner in which any such retirement or sinking fund shall be applied to the purchase or redemption of the shares of such series for retirement or other corporate purposes and the terms and provisions relative to the operation thereof;

  •
  whether the shares of such series shall be convertible into, or exchangeable for, shares of stock of any other class or any other series of this class or any other class or classes of securities and, if so, the price or prices or the rate or rates of conversion or exchange and the method, if any, of adjusting the same, and any other terms and conditions of conversion or exchange;

  •
  the limitations and restrictions, if any, to be effective while any shares of such series are outstanding upon the payment of dividends or the making of other distributions on, and upon the purchase, redemption or other acquisition by the Company of, the common stock or shares of stock of any other class or any other series of this class;

  •
  the conditions or restrictions, if any, upon the creation of indebtedness of the Company or upon the issue of any additional stock, including additional shares of such series or of any other series of this class or of any other class; and

  •
  any other powers, preferences and relative, participating, optional and other special rights, and any qualifications, limitations and restrictions thereof.

        We may issue shares of, or rights to purchase shares of, one or more series of our preferred stock that have been designated from time to time, the terms of which might:

  •
  adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock by providing superior rights;

  •
  dilute the ownership of the holders of our common stock;

  •
  discourage unsolicited proposals to acquire us; or

  •
  facilitate a particular business combination involving us.

        Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.

Business Combinations under Texas Law

        A number of provisions of Texas law, our amended and restated certificate of formation and our amended and restated bylaws could have an anti-takeover effect and make more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise and the removal of our directors or management. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of the Company to negotiate first with our board of directors.

        We are subject to the provisions of Title 2, Chapter 21, Subchapter M of the TBOC, which we refer to in this prospectus as the Texas Business Combination Law. This law provides that a Texas corporation that qualifies as an "issuing public corporation" (as defined in the Texas Business Combination Law) may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an "affiliated shareholder." For purposes of this law, an "affiliated shareholder" is, or was, during the prior three years, the beneficial owner of 20.0% or more of the corporation's voting shares. The prohibition on certain transactions with such affiliated shareholders extends for a three-year period from the date such shareholder first becomes an affiliated shareholder. These prohibitions do not apply if:

  •
  the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

  •
  the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder or an affiliate or associate of the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

        As we currently have more than 100 shareholders, we are considered an "issuing public corporation" for purposes of this law. The Texas Business Combination Law does not apply to the following:

  •
  the business combination of an issuing public corporation where the corporation's original certificate of formation or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law, or its certificate of formation or bylaws have been amended by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

  •
  a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three-year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

  •
  a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

  •
  a business combination of an issuing public corporation with its wholly-owned subsidiary, if the subsidiary is a Texas entity and not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder's beneficial ownership of voting shares of the issuing public corporation.

        Neither our amended and restated certificate of formation nor our amended and restated bylaws contain any provision expressly providing that we will not be subject to the Texas Business Combination Law. As a result, the Texas Business Combination Law may prevent a non-negotiated merger or other business combination involving us, even if such a merger or combination would be beneficial to our shareholders.

Certain Certificate of Formation and Bylaw Provisions Potentially Having an Anti-takeover Effect

        Our amended and restated certificate of formation and our amended and restated bylaws contain certain provisions that may have the effect of deterring or discouraging, among other things, a non-negotiated tender or exchange offer for our common stock, a proxy contest for control of the Company, the assumption of control of the Company by a holder of a large block of our common stock and the removal of our directors or management. These provisions:

  •
  empower our board of directors, without shareholder approval, to issue our preferred stock, the terms of which, including voting power, are set by our board of directors;

  •
  provide that directors may only be removed from office for cause by a majority shareholder vote;

  •
  eliminate cumulative voting in elections of directors;

  •
  permit our board of directors to alter, amend or repeal our amended and restated bylaws or to adopt new bylaws;

  •
  require the request of holders of at least 50.0% of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders' meeting;

  •
  prohibit shareholder action by less than unanimous written consent, thereby requiring virtually all shareholder actions to be taken at a meeting of the shareholders;

  •
  require any shareholder derivative suit or shareholder claim against an officer or director of breach of fiduciary duty or violation of the TBOC, certificate of formation, or bylaws to be brought in Jefferson County in the State of Texas;

  •
  require shareholders that wish to bring business before our annual meeting of shareholders or nominate candidates for election as directors at our annual meeting of shareholders to provide timely notice of their intent in writing; and

  •
  enable our board of directors to increase, at any annual, regular or special meetings of directors, the number of persons serving as directors and to fill vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors.

        Our amended and restated bylaws may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the established procedures for advance notice are not followed, or of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of the nominees or proposals might be harmful or beneficial to us and our shareholders.

Exclusive Forum

        Our amended and restated bylaws provide that the state courts located in Jefferson County, Texas, the county in which our headquarters in Beaumont lie, shall be the sole and exclusive forum for certain shareholder litigation matters, unless the Company consents in writing to the selection of an alternative forum. Although we believe this provision benefits us by providing increased consistency in the application of Texas law in the types of lawsuits to which it applies and in limiting our litigation costs, the provision may have the effect of discouraging lawsuits against our directors and officers and may limit our shareholders' ability to obtain a favorable judicial forum for disputes with us. However, it is possible that a court could rule that this provision is unenforceable or inapplicable to a particular dispute.

Limitation of Liability and Indemnification of Officers and Directors

        Under the TBOC, the certificate of formation of a corporation may provide that a director of the corporation is not liable, or is liable only to the extent provided by the certificate of formation to the corporation or its shareholders for monetary damages for an act or omission by the person in the person's capacity as a director.

        Our amended and restated certificate of formation provides that our directors are not liable to the Company or our shareholders for monetary damages for an act or omission in their capacity as a director to the fullest extent provided by applicable Texas law. A director may, however, be found liable for:

  •
  any breach of the director's duty of loyalty to the Company or our shareholders;

  •
  acts or omissions not in good faith that constitute a breach of the director's duty to the Company;

  •
  acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law;

  •
  any transaction from which the director receives an improper benefit, whether or not the benefit resulted from an action taken with the scope of the director's duties; and

  •
  acts or omissions for which the liability of the director is expressly provided by an applicable statute.

        The TBOC provides that a corporation must indemnify a director for his service at the corporation and for service at the corporation as a representative of another entity against reasonable expenses actually incurred by the director in connection with a proceeding because of such service if the director is wholly successful, on the merits or otherwise, in the defense of the proceeding. If a court determines that a director, former director or representative is entitled to indemnification, the court will order indemnification by the corporation and award the person expenses incurred in securing the indemnification. The TBOC also permits corporations to indemnify present or former directors and representatives of other entities serving as such directors in certain situations where indemnification is not mandated by law; however, such permissive indemnification is subject to various limitations. Section 8.105 of the TBOC provides that a court may also order indemnification under various circumstances, and officers must be indemnified to the same extent as directors.

        Our amended and restated certificate of formation and bylaws also provide that we will indemnify our directors, officers, and delegates (those serving at the request of the Company as a director, officer, or representative of another company) and may indemnify our employees and agents, to the fullest extent permitted by applicable Texas law from any expenses, liabilities or other matters. To the extent that indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations.

        The TBOC permits us to purchase insurance on behalf of an existing or former officers, employees, directors or agents against any liability asserted against and incurred by that person in such capacity, or arising out of that person's status in such capacity. Pursuant to this authority, we maintain such insurance for the officers, employees, directors and agents of the Company and its subsidiaries.

Transfer Agent and Registrar

        Computershare Trust Company, N.A. will serve as our transfer agent and registrar.

Listing and Trading

        We have applied to list our common stock on the Nasdaq Global Select Market under the symbol "CBTX".

SHARES ELIGIBLE FOR FUTURE SALE

        Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after the offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of shares of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price for shares of our common stock as well as our ability to raise equity capital in the future.

        Upon completion of this offering, we will have            shares of our common stock issued and outstanding (or            shares if the underwriters exercise in full their option to purchase additional            shares). In addition,            shares of our common stock will be issuable upon the vesting and settlement of outstanding equity awards.

        The shares sold in this offering will be freely tradable without further restriction or registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with Rule 144, which is described below. The remaining outstanding shares will be deemed "restricted securities" under the Securities Act. Restricted securities may be sold in the public market only if they qualify for an exemption from registration under Rule 144 or any other applicable exemption.

Lock-Up Agreements

        We, all of our directors and executive officers and certain other shareholders, who will own in the aggregate approximately 7,126,792 shares of our outstanding common stock, are expected to agree not to sell any shares of common stock or securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions. See "Underwriting" for a description of these lock-up provisions.

Stock Issued Under Employee Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of shares of our common stock that are issuable under our 2006 Plan, 2014 Plan and 2017 Plan This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock-up restrictions described above.

Rule 144

        In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, an eligible shareholder is entitled to sell such shares without complying with the manner of sale, volume limitation, or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible shareholder under Rule 144, such shareholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described above.

        Rule 144 also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock without regard to the limitations described above, provided that such sales comply with the current public information requirements of Rule 144 and we were subject to the Exchange Act periodic reporting requirements for at least 90 days immediately before the sale. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year shares of our common stock that are restricted securities, will be entitled to freely sell such shares of our common stock under Rule 144 without regard to the current public information requirements of Rule 144, provided that we were subject to the Exchange Act periodic reporting requirements for at least 90 days immediately before the sale.

        In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell on expiration of the lock-up agreements described below. Beginning 90 days after the date of this prospectus, within any three-month period, such shareholders may sell a number of shares that does not exceed the greater of:

  •
  1% of the number of common stock then outstanding, which will equal approximately            shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

        Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

        In general, under Rule 701 under the Securities Act, an employee, consultant or advisor who purchases shares of our common stock from us in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after the effective date of the registration statement of which this prospectus forms a part in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period restriction, contained in Rule 144.

 SUPERVISION AND REGULATION

General

        The U.S. banking industry is highly regulated under federal and state law. Consequently, our growth and earnings performance will be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. These authorities include the Federal Reserve, FDIC, CFPB, OCC, Internal Revenue Service, or IRS, and state taxing authorities. The effect of these statutes, regulations and policies, and any changes to such statutes, regulations and policies, can be significant and cannot be predicted.

        The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system, facilitate the conduct of sound monetary policy and promote fairness and transparency for financial products and services. The system of supervision and regulation applicable to us and our subsidiaries establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC's Deposit Insurance Fund, the Bank's depositors and the public, rather than our shareholders or creditors. The description below summarizes certain elements of the applicable bank regulatory framework. This description is not intended to describe all laws and regulations applicable to us and our subsidiaries, and the description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described herein.

CBTX, Inc.

        As a bank holding company, we are subject to regulation under the Bank Holding Company Act of 1956, as amended, or BHC Act, and to supervision, examination and enforcement by the Federal Reserve. The BHC Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Federal Reserve's jurisdiction also extends to any company that we directly or indirectly control, such as any nonbank subsidiaries and other companies in which we own a controlling investment.

        Financial Services Industry Reform.    On July 21, 2010, the Dodd-Frank Act was enacted. The Dodd-Frank Act broadly affects the financial services industry by implementing changes to the financial regulatory landscape aimed at strengthening the sound operation of the financial services sector, including provisions that, among other things:

  •
  establish the CFPB, an independent organization, dedicated to promulgating and enforcing consumer protection laws applicable to all entities offering consumer financial products or services;

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  apply the same leverage and risk-based capital requirements that apply to insured depository institutions to most bank holding companies, which, among other things, will require us to deduct all trust preferred securities issued on or after May 19, 2010 from our Tier 1 capital (existing trust preferred securities issued prior to May 19, 2010 for all bank holding companies with less than $15.0 billion in total consolidated assets as of December 31, 2009 are exempt from this requirement);

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  broaden the base for FDIC insurance assessments from the amount of insured deposits to average total consolidated assets less average tangible equity during the assessment period (subject to risk-based adjustments that would further reduce the assessment base for custodial banks) rather than domestic deposits;

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  permanently increase FDIC deposit insurance maximum to $250,000;

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  eliminate the upper limit for the reserve ratio designated by the FDIC each year, increase the minimum designated reserve ratio of the deposit insurance fund from 1.15% to 1.35% of the estimated amount of total insured deposits by September 30, 2020 and eliminate the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds;

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  permit banking organizations with less than $15 billion in consolidated assets as of December 31, 2009 to include in Tier 1 capital trust preferred securities and cumulative perpetual preferred stock issued and included in Tier 1 capital prior to May 19, 2010 on a permanent basis, without any phase-out;

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  permit banks to engage in de novo interstate branching if the laws of the state where the new branch is to be established would permit the establishment of the branch if it were part of a bank that were chartered by such state;

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  repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts;

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  require bank holding companies and banks to be "well capitalized" and "well managed" in order to acquire banks located outside of their home state and requires any bank holding company electing to be treated as a financial holding company to be "well capitalized" and "well managed;"

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  direct the Federal Reserve to establish interchange fees for debit cards under a "reasonable and proportional cost" per transaction standard, as discussed further below;

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  increase regulation of consumer protections regarding mortgage originations, including originator compensation, minimum repayment standards, and prepayment consideration;

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  restrict the preemption of select state laws by federal banking law applicable to national banks and removes federal preemption for subsidiaries and affiliates of national banks;

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  implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, that apply to all public companies, not just financial institutions; and

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  increase the authority of the Federal Reserve to examine us and any nonbank subsidiaries.

        In addition, the Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect publicly traded companies. However, under the JOBS Act, there are exceptions to certain of these requirements for so long as a publicly traded company qualifies as an emerging growth company.

        In addition, the Company and the Bank would be affected by the Durbin Amendment to the Dodd-Frank Act regarding limits on debit card interchange fees if it reaches $10 billion of assets. The Durbin Amendment gave the Federal Reserve the authority to establish rules regarding interchange fees charged for electronic debit transactions by a payment card issuer that, together with its affiliates, has assets of $10 billion or more and to enforce a statutory requirement that such fees be reasonable and proportional to the actual cost of a transaction to the issuer. The Federal Reserve has adopted rules under this provision that limit the maximum permissible interchange fee that a debit card issuer can charge a merchant for a transaction to the sum of 21 cents and five basis points times the value of the transaction, plus up to one cent for fraud prevention costs.

        The requirements of the Dodd-Frank Act are still in the process of being implemented over time and most will be subject to regulations implemented over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on our operations is unclear. Further, the Trump administration issued an executive order on February 3, 2017, outlining a number of "Core Principles" of regulation of the industry and directing the Secretary of the Treasury to submit a report by June 3, 2017, identifying any laws, rules or regulations (including those promulgated under the auspices of the Dodd-Frank Act) that are determined to be inconsistent with those principles. The Secretary of Treasury submitted a report in June 2017 addressing the depository system, covering banks, savings associations and credit unions. The report made recommendations for regulatory reform, including, improving regulatory efficiency and effectiveness, aligning the financial system, reducing the regulatory burden, tailoring the regulatory approach based on size and complexity of regulated firms and aligning the regulations to support market liquidity and investment. The Trump administration and House of Representatives have proposed various changes to the Dodd-Frank Act and related regulations and supervisory guidance. We cannot predict whether any or all of these proposals will be enacted or finalized. Any changes resulting from further implementation of, changes to, or repeal of the Dodd-Frank Act may impact the profitability of our business activities, require changes to certain of our business practices, impose upon us more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business.

        Revised Rules on Regulatory Capital.    Regulatory capital rules pursuant to the Basel III requirements, released in July 2013 and effective January 1, 2015, increased the minimum capital requirements for bank holding companies and banks. These rules included a common equity Tier 1, or CET1, capital requirement and establish criteria that instruments must meet to be considered common equity Tier 1 capital, additional Tier 1 capital or Tier 2 capital. These enhancements are designed to both improve the quality and increase the quantity of capital required to be held by banking organizations, better equipping the U.S. banking system to cope with adverse economic conditions. The revised capital rules require banks and bank holding companies to maintain a minimum CET1 capital ratio of 4.5% of risk-based assets, a Tier 1 capital ratio of 6.0% of risk-based assets, a total capital ratio of 8.0% of risk-based assets and a leverage ratio of 4.0% of average assets.

        The capital rules also call for bank holding companies and banks to maintain a "capital conservation buffer" on top of the minimum risk-based capital requirements. The buffer must be composed of common equity Tier 1 capital. This buffer is intended to help to ensure that banking organizations conserve capital when it is most needed, allowing them to better weather periods of economic stress. When it is fully phased in on January 1, 2019, the buffer will be 2.5% of risk-weighted assets. For 2017, the buffer is 1.25%.

        The new capital rules also attempt to improve the quality of capital by implementing changes to the definition of capital. Among the most important changes are stricter eligibility criteria for regulatory capital instruments that would disallow the inclusion of certain instruments, such as trust preferred securities (other than grandfathered trust preferred securities such as those issued by the Company), in Tier 1 capital going forward and new constraints on the inclusion of minority interests, mortgage-servicing assets, deferred tax assets and certain investments in the capital of unconsolidated financial institutions. In addition, the new rule requires that most regulatory capital deductions be made from CET1 capital.

        The Federal Reserve may also set higher capital requirements for holding companies whose circumstances warrant it. For example, holding companies experiencing internal growth or making acquisitions are expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets. At this time, the bank regulatory agencies are more inclined to impose higher capital requirements to meet well capitalized standards and future regulatory change could impose higher capital standards as a routine matter. The Company's regulatory capital ratios and those of the Bank are in excess of the levels established for "well capitalized" institutions under the rules.

        These rules also set forth certain changes in the methods of calculating certain risk-weighted assets, which in turn will affect the calculation of risk-based ratios. Under the new rules, higher or more sensitive risk weights have been assigned to various categories of assets, including, certain credit facilities that finance the acquisition, development or construction of real property, certain exposures or credits that are 90 days past due or on nonaccrual status, foreign exposures and certain corporate exposures. In addition, these rules include greater recognition of collateral and guarantees, and revised capital treatment for derivatives and repo-style transactions.

        Imposition of Liability for Undercapitalized Subsidiaries.    Bank regulators are required to take prompt corrective action to resolve problems associated with insured depository institutions whose capital declines below certain levels as further described below. In the event an institution becomes undercapitalized, it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy.

        The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5.0% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to become adequately capitalized. The bank regulators have greater power in situations where an institution becomes significantly or critically undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

        Acquisitions by Bank Holding Companies.    The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it acquires all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank or bank holding company if after such acquisition it would own or control, directly or indirectly, more than 5.0% of the voting shares of such bank or bank holding company. In approving bank or bank holding company acquisitions by bank holding companies, the Federal Reserve is required to consider, among other things, the effect of the acquisition on competition, the financial condition, managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served (including the record of performance under the CRA), the effectiveness of the applicant in combating money laundering activities and the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. Our ability to make future acquisitions will depend on our ability to obtain approval for such acquisitions from the Federal Reserve. The Federal Reserve could deny our application based on the above criteria or other considerations. For example, we could be required to sell banking centers as a condition to receiving regulatory approval, which condition may not be acceptable to us or, if acceptable to us, may reduce the benefit of a proposed acquisition.

        Control Acquisitions.    Under the BHC Act, a company may not acquire "control" of a bank holding company or a bank without the prior approval of the Federal Reserve Board. The statute defines control as ownership or control of 25% or more of any class of voting securities, control of the election of a majority of the board of directors, or any other circumstances in which the Federal Reserve Board determines that a company directly or indirectly exercises a controlling influence over the management or policies of the bank holding company or bank. The Federal Reserve Board regulations include a presumption that control does not exist only when a company owns or controls less than 5% of the outstanding shares of any class of voting securities. Companies that propose to acquire between 5% and 25% of any class of voting securities usually consult with the Federal Reserve Board in advance and often must make written commitments not to exercise control. As a matter of policy, the Federal Reserve Board has in a number of cases required a company to take certain actions to avoid control if it proposes to acquire 25% or more but less than 33% of the total equity of a bank or bank holding company through the acquisition of both voting and non-voting shares, even if the voting shares are less than 25% of a class. The Federal Reserve Board deems the acquisition of 33% or more of the total equity of a bank or bank holding company to represent control.

        The BHC Act does not apply to acquisitions by individuals or certain trusts, but if an individual, trust, or company proposes to acquire control of a bank or bank holding company, the Change in Bank Control Act, or CIBC Act, requires prior notice to the bank's primary federal regulator or to the Federal Reserve Board in the case of a bank holding company. The CIBC Act uses the same definition of control as the BHC Act, but agency regulations under the CIBC Act presume in many cases that a change in control occurs when an individual, trust, or company acquires 10% or more of any class of voting securities. The notice is not required for a company required to file an application under the BHC Act for the same transaction.

        The requirements of the BHC Act and the CBCA could limit our access to capital and could limit parties who could acquire shares of our common stock.

        Regulatory Restrictions on Dividends; Source of Strength.    We are regarded as a legal entity separate and distinct from CommunityBank of Texas, N.A. The principal source of our revenues is dividends received from the Bank. Federal law currently imposes limitations upon certain capital distributions by national banks, such as certain cash dividends, payments to repurchase or otherwise acquire its shares, payments to shareholders of another institution in a cash-out merger and other distributions charged against capital. The Federal Reserve and OCC regulate all capital distributions by the Bank directly or indirectly to the Company, including dividend payments. The Federal Reserve Board regulates capital dividends paid by the Company. The Federal Reserve has issued a policy statement that provides that a bank holding company should not pay dividends unless (1) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends, (2) the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its subsidiaries and (3) the bank holding company will continue to meet minimum required capital adequacy ratios. Accordingly, we should not pay cash dividends that exceed our net income in any year or that can only be funded in ways that weaken our financial strength, including by borrowing money to pay dividends.

        Under Federal Reserve policy, bank holding companies have historically been required to act as a source of financial and managerial strength to each of their banking subsidiaries, and the Dodd-Frank Act codified this policy as a statutory requirement. Under this requirement, we are expected to commit resources to support the Bank, including at times when we may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. As discussed above, a bank holding company, in certain circumstances, could be required to guarantee the capital restoration plan of an undercapitalized banking subsidiary. If the capital of the Bank were to become impaired, the Federal Reserve could assess us for the deficiency. If we failed to pay the assessment within three months, the Federal Reserve could order the sale of our stock in the Bank to cover the deficiency.

        In the event of a bank holding company's bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and will be required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

        Scope of Permissible Activities.    Under the BHC Act, we may engage or acquire a company engaged solely in certain types of nonbanking activities. Permissible activities include banking, managing or controlling banks or furnishing services to or performing services for the Bank, and certain activities found by the Federal Reserve to be so closely related to banking or managing and controlling banks as to be a proper incident thereto. These activities include, among others, operating a mortgage, finance, credit card or factoring company; performing certain data processing operations; providing investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, nonoperating basis; and providing certain stock brokerage and investment advisory services. The BHC Act also permits certain other specific activities. In order to do so, we would in many cases be required to obtain the prior approval of the Federal Reserve. In its review of applications, the Federal Reserve considers, among other things, whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

        The Gramm-Leach-Bliley Act, also known as the Financial Services Modernization Act of 1999, effective March 11, 2000, or the GLB Act, amended the BHC Act to expand the scope of activities available to a bank holding company. The amendments allow a qualifying bank holding company to elect "financial holding company" status. A financial holding company may affiliate with securities firms and insurance companies and engage in other activities that are "financial in nature." Such activities include, among other things, securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve has determined to be closely related to banking. No regulatory approval is required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve. We qualify for financial holding company status, but we have not made such an election. We would make such an election in the future if we plan to engage in any lines of business that are impermissible for bank holding companies but permissible for financial holding companies.

        Safe and Sound Banking Practices.    Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve's Regulation Y, for example, generally requires a bank holding company to provide the Federal Reserve with prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10.0% or more of the bank holding company's consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. In certain circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

        The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices, result in breaches of fiduciary duty or which constitute violations of laws or regulations, and to assess civil money penalties or impose enforcement action for such activities. The penalties can be as high as $1,000,000 for each day the activity continues.

        Anti-tying Restrictions.    Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other nonbanking services offered by a bank holding company or its affiliates.

CommunityBank of Texas, N.A.

        The Bank is subject to various requirements and restrictions under the laws of the United States, and to regulation, supervision and examination by the OCC. The Bank is also an insured depository institution and, therefore, subject to regulation by the FDIC, although the OCC is the Bank's primary federal regulator. The OCC and the FDIC have the power to enforce compliance with applicable banking statutes and regulations. Such requirements and restrictions include requirements to maintain reserves against deposits, restrictions on the nature and amount of loans that may be made and the interest that may be charged thereon and restrictions relating to investments and other activities of the Bank.

        Capital Adequacy Requirements.    The OCC monitors the capital adequacy of the Bank by using a combination of risk-based guidelines and leverage ratios. The OCC considers the Bank's capital levels when taking action on various types of applications and when conducting supervisory activities related to the safety and soundness of the Bank and the banking system. Under the revised capital rules which became effective on January 1, 2015, national banks are required to maintain four minimum capital standards: (1) a Tier 1 capital-to-adjusted total assets ratio, or "leverage capital ratio," of at least 4.0%, (2) a Tier 1 capital to risk-weighted assets ratio, or "Tier 1 risk-based capital ratio," of at least 6.0%, (3) a total risk-based capital (Tier 1 plus Tier 2) to risk-weighted assets ratio, or "total risk-based capital ratio," of at least 8.0%, and (4) a CET1 capital ratio of 4.5%. In addition, the OCC's prompt corrective action standards discussed below, in effect, increase the minimum regulatory capital ratios for banking organizations. These capital requirements are minimum requirements. Higher capital levels may be required if warranted by the particular circumstances or risk profiles of individual institutions, or if required by the banking regulators due to the economic conditions impacting our markets. For example, OCC regulations provide that higher capital may be required to take adequate account of, among other things, interest rate risk and the risks posed by concentrations of credit, nontraditional activities or securities trading activities.

        Corrective Measures for Capital Deficiencies.    The federal banking regulators are required by the Federal Deposit Insurance Act, or FDI Act, to take "prompt corrective action" with respect to capital-deficient institutions that are FDIC-insured. Agency regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under the revised capital rules, which became effective on January 1, 2015, a "well capitalized" bank has a total risk-based capital ratio of 10.0% or higher, a Tier 1 risk-based capital ratio of 8.0% or higher, a leverage ratio of 5.0% or higher, a CETI capital ratio of 6.5% or higher, and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An "adequately capitalized" bank has a total risk-based capital ratio of 8.0% or higher, a Tier 1 risk-based capital ratio of 6.0% or higher, a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth), a CETI capital ratio of 4.5% or higher, and does not meet the criteria for a well capitalized bank. A bank is "undercapitalized" if it fails to meet any one of the ratios required to be adequately capitalized.

        In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

        As a national bank's capital decreases, the OCC's enforcement powers become more severe. A significantly undercapitalized national bank is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The OCC has very limited discretion in dealing with a critically undercapitalized national bank and is virtually required to appoint a receiver or conservator.

        Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

        Branching.    National banks are required by the National Bank Act to adhere to branching laws applicable to state banks in the states in which they are located. Under the Dodd-Frank Act, de novo interstate branching by national banks is permitted if, under the laws of the state where the branch is to be located, a state bank chartered in that state would have been permitted to establish a branch. Under current Texas law, state banks are permitted to establish branch offices throughout Texas with prior regulatory approval. In addition, with prior regulatory approval, state banks are permitted to acquire branches of existing banks located in Texas. State banks located in Texas may also branch across state lines by merging with banks or by purchasing a branch of another bank in other states if allowed by the applicable states' laws.

        Restrictions on Transactions with Affiliates and Insiders.    Transactions between the Bank and its nonbanking subsidiaries and/or affiliates, including the Company, are subject to Section 23A and 23B of the Federal Reserve Act and Regulation W promulgated under such Sections. In general, Section 23A of the Federal Reserve Act imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of the Company or its subsidiaries. Covered transactions with any single affiliate may not exceed 10.0% of the capital stock and surplus of the Bank, and covered transactions with all affiliates may not exceed, in the aggregate, 20.0% of the Bank's capital and surplus. For a bank, capital stock and surplus refers to the bank's Tier 1 and Tier 2 capital, as calculated under the risk-based capital guidelines, plus the balance of the allowance for credit losses excluded from Tier 2 capital. The Bank's transactions with all of its affiliates in the aggregate are limited to 20.0% of the foregoing capital. "Covered transactions" are defined by statute to include a loan or extension of credit to an affiliate, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve) from the affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. In addition, in connection with covered transactions that are extensions of credit, the Bank may be required to hold collateral to provide added security to the Bank, and the types of permissible collateral may be limited. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates, including an expansion of what types of transactions are covered transactions to include credit exposures related to derivatives, repurchase agreement and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied. Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between the Bank and its affiliates be on terms substantially the same, or at least as favorable to the Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons.

        The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as "insiders") contained in Section 22(h) of the Federal Reserve Act and in Regulation O promulgated by the Federal Reserve apply to all insured institutions and their subsidiaries and bank holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. Generally, the aggregate of these loans cannot exceed the institution's total unimpaired capital and surplus, although a bank's regulators may determine that a more stringent limit is appropriate. Loans to senior executive officers of a bank are even further restricted. Insiders are subject to monetary penalties for knowingly accepting loans in violation of applicable restrictions.

        Restrictions on Distribution of Bank Dividends and Assets.    Dividends paid by the Bank have provided a substantial part of our operating funds and for the foreseeable future it is anticipated that dividends paid by the Bank to us will continue to be our principal source of operating funds. Earnings and capital adequacy requirements serve to limit the amount of dividends that may be paid by the Bank. In general terms, federal law provides that the Bank's board of directors may, from time to time and as it deems expedient, declare a dividend out of its net profits. Generally, the total of all dividends declared in a year shall not, unless approved by the OCC, exceed the net profits of that year combined with its net profits of the past two years. At June 30, 2017, the Bank had $15.3 million available for payment of dividends.

        In addition, under the Federal Deposit Insurance Corporation Improvement Act of 1991, or FDICIA, the Bank may not pay any dividend if it is undercapitalized or the payment of the dividend would cause it to become undercapitalized. The OCC may further restrict the payment of dividends by requiring that the Bank maintain a higher level of capital than otherwise required for it to be adequately capitalized for regulatory purposes. Moreover, if, in the opinion of the OCC, the Bank is engaged in an unsound practice (which could include the payment of dividends), it may require, generally after notice and hearing, that the Bank cease such practice. The OCC has indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe banking practice. The OCC has also issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings.

        Further, in the event of a liquidation or other resolution of an insured depository institution, the claims of depositors and other general or subordinated creditors are entitled to a priority of payment over the claims of holders of any obligation of the institution to its shareholders, including any depository institution holding company (such as us) or any shareholder or creditor thereof.

        Incentive Compensation Guidance.    The federal banking agencies have issued comprehensive guidance on incentive compensation policies intended to help ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of those organizations by encouraging excessive risk-taking. The incentive compensation guidance sets expectations for banking organizations concerning their incentive compensation arrangements and related risk management, control and governance processes. The incentive compensation guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon three primary principles: (1) balanced risk-taking incentives, (2) compatibility with effective controls and risk management and (3) strong corporate governance. Any deficiencies in compensation practices that are identified may be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or take other actions. In addition, under the incentive compensation guidance, a banking organization's federal supervisor may initiate enforcement action if the organization's incentive compensation arrangements pose a risk to the safety and soundness of the organization. Further, a provision of the Basel III capital standards described above would limit discretionary bonus payments to bank executives if the institution's regulatory capital ratios fail to exceed certain thresholds. A number of federal regulatory agencies proposed rules that would require enhanced disclosure of incentive-based compensation arrangements initially in April 2011, and again in April and May 2016. The scope and content of the U.S. banking regulators' policies on executive compensation are continuing to develop and are likely to continue evolving in the near future.

        Audit Report.    For insured institutions with total assets of $500.0 million or more, financial statements prepared in accordance with GAAP, as well as management's certifications signed by our and the Bank's chief executive officer and chief accounting or financial officer concerning management's responsibility for the financial statements, must be submitted. If the insured institution has consolidated total assets of more than $1.0 billion, it must additionally submit an attestation by the auditors regarding the institution's internal controls. For large insured depository institutions, independent auditors may be required to review quarterly financial statements. The FDICIA requires that the Bank have an independent audit committee, consisting of outside directors only, or if its total assets exceed $1.0 billion, it have an audit committee that is entirely independent. The committees of institutions with total assets of more than $3.0 billion must include members with experience in banking or financial management, must have access to outside counsel and must not include representatives of large customers. The Bank's audit committee consists entirely of independent directors.

        Deposit Insurance Assessments.    The FDIC insures the deposits of federally insured banks up to prescribed statutory limits for each depositor through the Deposit Insurance Fund and safeguards the safety and soundness of the banking and thrift industries. The maximum amount of deposit insurance for banks and savings institutions is $250,000 per depositor. The amount of FDIC assessments paid by each insured depository institution is based on its relative risk of default as measured by regulatory capital ratios and other supervisory factors and is calculated based on an institution's average consolidated total assets minus average tangible equity.

        We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. At least semi-annually, the FDIC will update its loss and income projections for the Deposit Insurance Fund and, if needed, will increase or decrease assessment rates, following notice-and-comment rulemaking, if required. If there are additional bank or financial institution failures or if the FDIC otherwise determines to increase assessment rates, the Bank may be required to pay higher FDIC insurance premiums. Any future increases in FDIC insurance premiums may have a material and adverse effect on our earnings.

        In addition, all FDIC-insured institutions are required to pay assessments to the FDIC to fund interest payments on bonds issued by the Financing Corporation, or FICO, an agency of the federal government established to recapitalize the predecessor to the Deposit Insurance Fund. These assessments, which are included in Deposit Insurance Premiums on the Consolidated Statements of Income, will continue until the FICO bonds mature between 2017 and 2019.

        Financial Modernization.    Under the GLB Act, banks may establish financial subsidiaries and engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting as principal, insurance company portfolio investment, real estate development, real estate investment, annuity issuance and merchant banking activities. To do so, a bank must be well capitalized, well managed and have a CRA rating from its primary federal regulator of satisfactory or better. Subsidiary banks of financial holding companies or banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions. Such actions or restrictions could include divestiture of the "financial in nature" subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory of better.

        Brokered Deposit Restrictions.    Insured depository institutions that are categorized as adequately capitalized institutions under the FDI Act and corresponding federal regulations cannot accept, renew or roll over brokered deposits, without receiving a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on any deposits. Insured depository institutions that are categorized as undercapitalized institutions under the FDI Act and corresponding federal regulations may not accept, renew or roll over brokered deposits. The Bank is not currently subject to such restrictions.

        Concentrated Commercial Real Estate Lending Regulations.    The federal banking regulatory agencies have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (1) total reported loans for acquisition, construction, land development, and other land represent 100.0% or more of total capital or (2) total reported loans secured by multi-family and nonfarm residential properties and loans for acquisition, construction, land development, and other land represent 300.0% or more of total capital and the bank's commercial real estate loan portfolio has increased 50% or more during the prior 36 months. Owner-occupied loans are excluded from this second category. If a concentration is present, management must employ heightened risk management practices that address, among other things, board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

        Community Reinvestment Act.    The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their entire assessment area, including low- and moderate-income neighborhoods, consistent with the safe and sound operations of such banks. These regulations also provide for regulatory assessment of a bank's record in meeting the needs of its assessment area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 requires federal banking agencies to make public a rating of a bank's performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory CRA record could substantially delay approval or result in denial of an application. The Bank received a "satisfactory" rating in its most recent CRA examination.

        Consumer Laws and Regulations.    The Bank is subject to numerous laws and regulations intended to protect consumers in transactions with the Bank. These laws include, among others, laws regarding unfair, deceptive and abusive acts and practices, usury laws, and other federal consumer protection statutes. These federal laws include the Electronic Fund Transfer Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, the Real Estate Procedures Act of 1974, the S.A.F.E. Mortgage Licensing Act of 2008, the Truth in Lending Act and the Truth in Savings Act, among others. Many states and local jurisdictions have consumer protection laws analogous, and in addition, to those enacted under federal law. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits, making loans and conducting other types of transactions. Failure to comply with these laws and regulations could give rise to regulatory sanctions, customer rescission and registration rights, action by state and local attorneys general and civil or criminal liability.

        In addition, the Dodd-Frank Act created the CFPB. The CFPB has broad authority to regulate the offering and provision of consumer financial products. The CFPB officially came into being on July 21, 2011, and rulemaking authority for a range of consumer financial protection laws (such as the Truth in Lending Act, the Electronic Funds Transfer Act and the Real Estate Settlement Procedures Act, among others) transferred from the Federal Reserve and other federal regulators to the CFPB on that date. The Dodd-Frank Act gives the CFPB authority to supervise and examine depository institutions with more than $10.0 billion in assets for compliance with these federal consumer laws. The authority to supervise and examine depository institutions with $10.0 billion or less in assets for compliance with federal consumer laws remains largely with those institutions' primary regulators. However, the CFPB may participate in examinations of these smaller institutions on a "sampling basis" and may refer potential enforcement actions against such institutions to their primary regulators. Accordingly, the CFPB may participate in examinations of the Bank, which currently has assets of less than $10.0 billion, and could supervise and examine our other direct or indirect subsidiaries that offer consumer financial products or services. The CFPB also has supervisory and examination authority over certain nonbank institutions that offer consumer financial products. The Dodd-Frank Act identifies a number of covered nonbank institutions, and also authorizes the CFPB to identify additional institutions that will be subject to its jurisdiction. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce consumer protection rules adopted by the CFPB against certain institutions.

        Mortgage Lending Rules.    The Dodd-Frank Act authorized the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower's ability to repay. Under the Dodd-Frank Act, financial institutions may not make a residential mortgage loan unless they make a "reasonable and good faith determination" that the consumer has a "reasonable ability" to repay the loan. The Dodd-Frank Act allows borrowers to raise certain defenses to foreclosure but provides a full or partial safe harbor from such defenses for loans that are "qualified mortgages." On January 10, 2013, the CFPB published final rules to, among other things, specify the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for income verification, and the required methods of calculating the loan's monthly payments. Since then the CFPB made certain modifications to these rules. The rules extend the requirement that creditors verify and document a borrower's income and assets to include all information that creditors rely on in determining repayment ability. The rules also provide further examples of third-party documents that may be relied on for such verification, such as government records and check-cashing or funds-transfer service receipts. The new rules became effective on January 10, 2014. The rules also define "qualified mortgages," imposing both underwriting standards—for example, a borrower's debt-to-income ratio may not exceed 43.0%—and limits on the terms of their loans. Points and fees are subject to a relatively stringent cap. Certain loans, including interest-only loans and negative amortization loans, cannot be qualified mortgages.

        Anti-Money Laundering and OFAC.    Under federal law, including the Bank Secrecy Act, or BSA, and the USA PATRIOT Act, certain financial institutions, such as the Bank, must maintain anti-money laundering programs that include established internal policies, procedures and controls; a designated BSA officer; an ongoing employee training program; and testing of the program by an independent audit function. Financial institutions are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and customer identification especially in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and law enforcement authorities have been granted increased access to financial information maintained by financial institutions. The Financial Crimes Enforcement Network (FinCEN) issued final rules under the BSA in July 2016 that clarify and strengthen the due diligence requirements for banks with regard to their customers, which must be complied with no later than May 2018.

        The Office of Foreign Assets Control, or OFAC, administers laws and Executive Orders that prohibit U.S. entities from engaging in transactions with certain prohibited parties. OFAC publishes lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. Generally, if a bank identifies a transaction, account or wire transfer relating to a person or entity on an OFAC list, it must freeze the account or block the transaction, file a suspicious activity report and notify the appropriate authorities.

        Bank regulators routinely examine institutions for compliance with these obligations and they must consider an institution's compliance in connection with the regulatory review of applications, including applications for bank mergers and acquisitions. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing and comply with OFAC sanctions, or to comply with relevant laws and regulations, could have serious legal, reputational and financial consequences for the institution.

        Privacy.    The federal banking regulators have adopted rules that limit the ability of banks and other financial institutions to disclose non-public information about consumers to non-affiliated third parties. These limitations require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to a non-affiliated third party. These regulations affect how consumer information is transmitted through financial services companies and conveyed to outside vendors. In addition, consumers may also prevent disclosure of certain information among affiliated companies that is assembled or used to determine eligibility for a product or service, such as that shown on consumer credit reports and asset and income information from applications. Consumers also have the option to direct banks and other financial institutions not to share information about transactions and experiences with affiliated companies for the purpose of marketing products or services. In addition to applicable federal privacy regulations, the Bank is subject to certain state privacy laws.

        Federal Home Loan Bank System.    The FHLB system, of which the Bank is a member, consists of 11 regional FHLBs governed and regulated by the Federal Housing Finance Board, or FHFB. The FHLBs serve as reserve or credit facilities for member institutions within their assigned regions. The reserves are funded primarily from proceeds derived from the sale of consolidated obligations of the FHLB system. The FHLBs make loans (i.e., advances) to members in accordance with policies and procedures established by the FHLB and the boards of directors of each regional FHLB.

        As a system member, according to currently existing policies and procedures, the Bank is entitled to borrow from the Dallas FHLB, provided it posts acceptable collateral. The Bank is also required to own a certain amount of capital stock in the FHLB. The Bank is in compliance with the stock ownership rules with respect to such advances, commitments and letters of credit and collateral requirements with respect to home mortgage loans and similar obligations. All loans, advances and other extensions of credit made by the FHLB to the Bank are secured by a portion of the respective mortgage loan portfolio, certain other investments and the capital stock of the FHLB held by the Bank.

        Enforcement Powers.    The federal banking agencies, including our primary federal regulator, the OCC, have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements, breaches of fiduciary duty or the maintenance of unsafe and unsound conditions or practices could subject the Company or the Bank and their subsidiaries, as well as their respective officers, directors, and other institution-affiliated parties, to administrative sanctions and potentially substantial civil money penalties. For example, the regulatory authorities may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan.

Effect of Governmental Monetary Policies

        The commercial banking business is affected not only by general economic conditions but also by U.S. fiscal policy and the monetary policies of the Federal Reserve. Some of the instruments of monetary policy available to the Federal Reserve include changes in the discount rate on member bank borrowings, the fluctuating availability of borrowings at the "discount window," open market operations, the imposition of and changes in reserve requirements against member banks' deposits and certain borrowings by banks and their affiliates and assets of foreign branches. These policies influence to a significant extent the overall growth of bank loans, investments, and deposits and the interest rates charged on loans or paid on deposits. We cannot predict the nature of future fiscal and monetary policies or the effect of these policies on our operations and activities, financial condition, results of operations, growth plans or future prospects.

Impact of Current Laws and Regulations

        The cumulative effect of these laws and regulations, while providing certain benefits, adds significantly to the cost of our operations and thus have a negative impact on our profitability. There has also been a notable expansion in recent years of financial service providers that are not subject to the examination, oversight, and other rules and regulations to which we are subject. Those providers, because they are not so highly regulated, may have a competitive advantage over us and may continue to draw large amounts of funds away from traditional banking institutions, with a continuing adverse effect on the banking industry in general.

Future Legislation and Regulatory Reform

        In recent years, regulators have increased their focus on the regulation of financial institutions. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations and competitive relationships of financial institutions operating in the United States. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute. Future legislation, regulation and policies, and the effects of that legislation and regulation and those policies, may have a significant influence on our operations and activities, financial condition, results of operations, growth plans or future prospects and the overall growth and distribution of loans, investments and deposits. Such legislation, regulation and policies have had a significant effect on the operations and activities, financial condition, results of operations, growth plans and future prospects of commercial banks in the past and are expected to continue to do so.

 CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
FOR NON-US HOLDERS OF COMMON STOCK

        The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our common stock by a non-U.S. holder (as defined below) that purchases our common stock pursuant to this offering and holds such common stock as a capital asset (generally, property held for investment). This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions, and rulings and pronouncements of the IRS, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or subject to different interpretation. We have not sought any ruling from the IRS with respect to the statements made and conclusions reached in the following discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this discussion.

        This discussion does not address all tax consequences that may be relevant to specific holders in light of their particular circumstances or to holders subject to special treatment under U.S. federal income tax laws (such as financial institutions, insurance companies, tax-exempt organizations, controlled foreign corporations, passive foreign investment companies, pension plans, retirement plans, partnerships, or other entities classified as partnerships, dealers in securities, brokers, U.S. expatriates or former long-term residents of the U.S., hybrid entities, persons subject to the alternative minimum tax, persons who have acquired our common stock as compensation or otherwise in connection with the performance of services, persons who have elected to mark securities to market, or persons who have acquired our common stock as part of a straddle, hedge, conversion transaction or other integrated investment). In addition, this discussion addresses only U.S. federal income tax consequences and does not address any other U.S. federal tax consequences (such as the Medicare contribution tax or U.S. federal estate or gift tax) or any aspects of state, local, or foreign tax laws.

        If a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A partnership that holds our common stock and any partner who owns an interest in such a partnership should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in our common stock.

        THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL ADVICE TO ANY PROSPECTIVE PURCHASER OF OUR COMMON STOCK. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

        As used in this discussion, the term "non-U.S. holder" or "you" refers to a beneficial owner of our common stock that for U.S. federal income tax purposes is neither a partnership (including any entity or arrangement treated as a partnership for such purposes) nor:

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  an individual who is a citizen or resident of the United States (including certain former citizens and former long-term residents of the United States);

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  a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

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  an estate the income of which is subject to U.S. federal income tax regardless of its source; or

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  a trust (1) is subject to the primary supervision of a court within the United States and one or more United States persons as defined under the Code have the authority to control all substantial decisions of the trust, or (2) has a valid election in effect under applicable Treasury regulations to be treated as a United States person as defined under the Code.

Dividends and Distributions

        In the event that we make a distribution of cash or other property (other than certain distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend to the extent of our current or accumulated earnings and profits as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will first constitute a nontaxable return of capital, on a share-by-share basis, and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the disposition of the common stock, the tax treatment of which is discussed below under "Sale, Exchange or Other Taxable Disposition."

        Subject to the discussions below and under the headings, "Information Reporting and Backup Withholding" and "Foreign Account Tax Compliance Act," distributions that constitute dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. withholding tax either at a rate of 30.0% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the U.S. and the non-U.S. holder's country of residence. In order to receive a reduced treaty withholding rate, you must provide us with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable form) and satisfy applicable certification and other requirements, including providing us with a U.S. taxpayer identification number, and certifying qualification for the reduced rate. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder's behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

        Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, that are attributable to a permanent establishment maintained by you in the United States), are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI (or successor form) or other applicable IRS Form W-8 (or successor form) properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, generally are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30.0% or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Sale, Exchange or Other Taxable Disposition

        Subject to the discussion below under the headings "Information Reporting and Backup Withholding" and "Foreign Account Tax Compliance Act," you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

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  the gain is effectively connected with your conduct of a U.S. trade or business (and, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by you in the United States);

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  you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

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  our common stock constitutes a U.S. real property interest by reason of our status as a United States real property holding corporation, or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

        If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30.0% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30.0% tax on the gain derived from the sale, which tax may be offset by U.S.-source capital losses for the year.

        We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Generally, a corporation is a USRPHC only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus certain other assets used or held for use in a trade or business. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than 5.0% of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

Information Reporting and Backup Withholding

        Information returns will be filed annually with the IRS in connection with payments of dividends and the proceeds from a sale or other disposition of our common stock, regardless of whether withholding was required. A non-U.S. holder may have to comply with certification procedures to establish that it is not a U.S. person in order to avoid backup withholding tax (currently at a rate of 28%). The certification procedures required to claim a reduced rate of withholding under an applicable income tax treaty generally should satisfy the certification requirements necessary to avoid backup withholding tax as well.

        Notwithstanding the foregoing, information reporting and backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person. Even if a non-U.S. holder establishes an exemption from information reporting, we or our paying agent may still be required to report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the non-U.S. holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

        Under U.S. Treasury regulations, the payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a U.S. office of a broker generally will be subject to information reporting and backup withholding, unless the beneficial owner, under penalties of perjury, certifies, among other things, its status as not a United States person or otherwise establishes an exemption. The payment of proceeds from the disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker generally will not be subject to backup withholding and information reporting, except as noted below. Information reporting will apply in the case of proceeds from a disposition of our common stock by a non-U.S. holder effected at a non-U.S. office of a broker that is:

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  a "United States person" for U.S. federal income tax purposes;

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  a "controlled foreign corporation" for U.S. federal income tax purposes;

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  a foreign person 50% or more of whose gross income from certain periods is effectively connected with a U.S. trade or business; or

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  a foreign partnership if at any time during its tax year (a) one or more of its partners are U.S. persons who, in the aggregate, hold more than 50% of the income or capital interests of the partnership or (b) the foreign partnership is engaged in a U.S. trade or business.

        Information reporting will apply unless the broker has documentary evidence in its files that the owner is not a United States person and certain other conditions are satisfied, or the beneficial owner otherwise establishes an exemption (and the broker has no knowledge or reason to know to the contrary). Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that the owner is a "United States person" for U.S. federal income tax purposes.

        U.S. backup withholding tax is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

        The Foreign Account Tax Compliance Act, or FATCA, imposes a 30% withholding tax on certain types of payments made to "foreign financial institutions" and other specified non-U.S. entities unless certain due diligence, reporting, withholding and certification requirements are satisfied.

        The Treasury Department has issued final regulations under FATCA. As a general matter, FATCA imposes a 30% withholding tax on dividends on, and the gross proceeds from the sale or other disposition of, our common stock if paid to a foreign entity unless:

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  the foreign entity is a "foreign financial institution" that undertakes specified due diligence, reporting, withholding and certification obligations or, in the case of a foreign financial institution that is a resident in a jurisdiction that has entered into an intergovernmental agreement to implement FATCA, the entity complies with the diligence and reporting requirements of such an agreement;

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  the foreign entity is not a "foreign financial institution" and identifies certain of its U.S. investors; or

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  the foreign entity otherwise is exempted under FATCA.

        An intergovernmental agreement between the United States and an applicable non-U.S. government may modify these rules. Withholding is required with respect to dividends on our common stock and for dispositions that occur on or after January 1, 2019, with respect to gross proceeds from a sale or other disposition of our common stock.

        Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such withholding taxes by filing a U.S. federal income tax return (which may entail a significant administrative burden).

        Prospective investors should consult their tax advisors regarding the effect of FATCA on their ownership and disposition of our common stock.

UNDERWRITING

        We are offering the shares of our common stock described in this prospectus in an underwritten offering in which we, and Stephens Inc. and Keefe, Bruyette & Woods, Inc., as representatives for the underwriters named below, are entering into an underwriting agreement with respect to the shares of our common stock being offered hereby. Subject to certain conditions, each underwriter has severally agreed to purchase, and we have agreed to sell, the number of shares of our common stock indicated in the following table:

Underwriter	Number of Shares
Stephens Inc.
Keefe, Bruyette & Woods, Inc.
Sandler O'Neill & Partners, L.P.

Total

        The underwriters are offering the shares of our common stock subject to a number of conditions, including receipt and acceptance of our common stock by the underwriters. The obligations of the underwriters to pay for and accept delivery of the shares offered by this prospectus are subject to these conditions. The underwriting agreement between us, and the underwriters provides that if any underwriter defaults, the purchase commitments of the non-defaulting underwriters may be increased or this offering may be terminated.

        In connection with this offering, the underwriters or securities dealers may distribute offering documents to investors electronically. See "—Electronic Distribution."

Underwriting Discounts

        Shares of our common stock sold by the underwriters to the public will be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of our common stock sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. Any of these securities dealers may resell any shares of our common stock purchased from the underwriters to other brokers or dealers at a discount of up to $            per share from the initial public offering price. If all of the shares of our common stock are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. Sales of shares of our common stock made outside of the U.S. may be made by affiliates of the underwriters.

        The following table shows the initial public offering price, underwriting discounts and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase an additional                        shares of our common stock, discussed below:

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts
Proceeds to us, before expenses

        We estimate the expenses of this offering, not including underwriting discounts and such expenses are payable by us. We also have agreed to reimburse the underwriters up to $        for certain of their offering expenses, including their counsel fees for expenses related to FINRA matters and the directed share program and certain costs related to the road show. In accordance with FINRA Rule 5110, these reimbursed fees are deemed underwriting compensation for this offering.

Option to Purchase Additional Shares

        We have granted the underwriters an option to buy up to                additional shares of our common stock, at the initial public offering price less underwriting discounts. The underwriters may exercise this option, in whole or in part, from time to time for a period of 30 days from the date of this prospectus. If the underwriters exercise this option, each underwriter will be obligated, subject to the conditions in the underwriting agreement, to purchase a number of additional shares of our common stock proportionate to the number of shares reflected next to such underwriter's name in the table above relative to the total number of shares reflected in such table. If any additional shares of our common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

Lock-Up Agreements

        We, our executive officers and our directors are expected to enter into lock-up agreements with the underwriters. Under these agreements, we and each of these persons may not, without the prior written approval of the representatives and subject to limited exceptions:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, hypothecate, establish an open "put equivalent position" within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exchangeable or exercisable for our common stock, whether now owned or hereafter acquired or with respect to which such person has or hereafter acquires the power of disposition, or exercise any right with respect to the registration thereof, or file or cause to be filed any registration statement under the Securities Act, with respect to any of the foregoing;

  •
  enter into any swap, hedge, or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the shares of our common stock or such other securities, whether any such swap or transaction is to be settled by delivery of shares of our common stock or other securities, in cash or otherwise; or

  •
  publicly disclose the intention to make any such offer, pledge, sale or disposition, or to enter into any such swap, hedge, transaction or other arrangement.

        These restrictions will be in effect for a period of 180 days after the completion of this offering. At any time and without public notice, the representatives may, in their sole discretion, waive or release all or some of the securities from these lock-up agreements. However, as to any of our executive officers or directors, the representatives have agreed to notify us at least three business days before the effective date of any release or waiver, and we have agreed to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver.

        These restrictions also apply to securities convertible into or exchangeable or exercisable for or repayable with our common stock to the same extent as they apply to our common stock. They also apply to common stock owned now or later acquired by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Pricing of the Offering

        Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In addition to prevailing market conditions, among the factors to be considered in determining the initial public offering price of our common stock will be our historical performance, our business potential and our earnings prospects, an assessment of our management, the recent market prices of, and demand for, publicly-traded common stock of comparable companies, the consideration of the above factors in relation to market valuation of comparable companies in related businesses and other factors deemed relevant by the underwriters and us. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market for the shares of our common stock may not develop. It is also possible that the shares of our common stock will not trade in the public market at or above the initial public offering price following the completion of this offering.

Exchange Listing

        We have applied for our common stock approved to be listed on the Nasdaq Global Select Market under the symbol "CBTX."

Indemnification and Contribution

        We have agreed to indemnify the underwriters and their affiliates, selling agents, and controlling persons against certain liabilities, including under the Securities Act. If we are unable to provide this indemnification, we will contribute to the payments the underwriters and their affiliates, selling agents, and controlling persons may be required to make in respect of those liabilities.

Price Stabilization, Short Positions, and Penalty Bids

        To facilitate this offering and in accordance with Regulation M under the Exchange Act, or Regulation M, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock, including:

  •
  stabilizing transactions;

  •
  short sales; and

  •
  purchases to cover positions created by short sales.

        Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. These transactions may also include making short sales of our common stock, which involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering. Short sales may be "covered short sales," which are short positions in an amount not greater than the underwriters' option to purchase additional shares referred to above, or may be "naked short sales," which are short positions in excess of that amount.

        The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which they may purchase shares through the option to purchase additional shares described above. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market that could adversely affect investors who purchased in this offering.

        As an additional means of facilitating our initial public offering, the underwriters may bid for, and purchase, shares of our common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing shares of our common stock in this offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of our common stock.

        As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. If these activities are commenced, they may be discontinued by the underwriters at any time without notice. The underwriters may carry out these transactions on the Nasdaq Global Select Market, in the over-the-counter market or otherwise.

Passive Market Making

        In connection with this offering, the underwriters may engage in passive market making transactions in our common stock on the Nasdaq Global Select Market in accordance with Rule 103 of Regulation M during a period before the commencement of offers or sales of our common stock and extending through the completion of the distribution of this offering. A passive market maker must generally display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker's bid, the passive market maker may continue to bid and effect purchases at a price exceeding the then highest independent bid until specified purchase limits are exceeded, at which time such bid must be lowered to an amount no higher than the then highest independent bid. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters engaged in passive market making are not required to engage in passive market making and may end passive market making activities at any time.

Electronic Distribution

        A prospectus in electronic format may be made available by e-mail or on the websites or through online services maintained by one or more of the underwriters or their affiliates. In those cases, prospective investors may view offering terms online and may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations. Other than the prospectus in electronic format, the information on the underwriters' websites and any information contained on any other website maintained by any of the underwriters is not part of this prospectus, has not been approved and/or endorsed by the underwriters or us, and should not be relied upon by investors.

Directed Share Program

        At our request, the underwriters have reserved for sale, at the initial public offering price, up to             shares of our common stock which represents           % of the shares of our common stock offered by this prospectus for sale at the initial public offering price to our directors, officers, employees, business associates, and related persons. Reserved shares purchased by our directors and executive officers will be subject to the lock-up provisions described above. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. We do not know if these persons will choose to purchase all or any portion of these reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of common stock offered by this prospectus.

Affiliations

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment advisory, investment research, principal investment, hedging, financing, loan referrals, valuation, and brokerage activities. From time to time, the underwriters and/or their respective affiliates have directly and indirectly engaged, and may in the future engage, in various financial advisory, investment banking loan referrals, and commercial banking services with us and our affiliates, for which they received or paid, or may receive or pay, customary compensation, fees, and expense reimbursement. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and those investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of those securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in those securities and instruments.

Selling Restrictions

European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive, each referred to as a Relevant Member State, an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any securities may be made at any time under the following exemptions under the Prospectus Directive:

  •
  to any legal entity which is a "qualified investor" as defined in the Prospectus Directive;

  •
  to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the underwriters for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

        provided that no such offer of securities shall require us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression "an offer to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe to the securities, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including by Directive 2010/73/EU) and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, referred to herein as the Order, and/or (ii) high net worth entities falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated. Each such person is referred to herein as a Relevant Person.

        This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a Relevant Person should not act or rely on this document or any of its contents.

 LEGAL MATTERS

        The validity of our common stock offered by this prospectus will be passed upon for us by Norton Rose Fulbright US LLP, Austin, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Covington & Burling LLP, Washington D.C.

EXPERTS

        The audited consolidated financial statements included in this prospectus and elsewhere in the registration statement have been so included in reliance upon the report of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the shares of common stock offered by this prospectus that includes important business and financial information about us that is not included in or delivered with this prospectus. If we have made references in this prospectus to any contracts, agreements or other documents and also filed any of those contracts, agreements or other documents as exhibits to the registration statement, you should read the relevant exhibit for a more complete understanding of the document or the matter involved.

        You may read and copy the registration statement and the related exhibits, and the reports, proxy statements and other information we will file with the SEC, at the SEC's public reference room maintained by the SEC at Room 1580, 100 F Street N.E., Washington, D.C. 20549. You can also request copies of those documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The site's internet address is www.sec.gov. We also maintain a website at www.communitybankoftx.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only. You should not rely on any such information in making your decision whether to purchase our securities.

CBTX, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

AS OF JUNE 30, 2017 AND DECEMBER 31, 2016

	(Dollars in Thousands)
	(Except for Per Share Amounts)
	June 30, 2017	December 31, 2016
ASSETS
Cash and due from banks	$58,124	$53,000
Interest-bearing deposits at other financial institutions	249,049	329,103

Total Cash and Cash Equivalents	307,173	382,103
Time deposits in other banks	600	600
Securities	220,330	205,978
Other investments	12,088	12,063
Loans held for sale	559	613
Loans, net of allowance for loan loss of $25,187 and $25,006 at June 30, 2017 and December 31, 2016, respectively	2,167,256	2,129,879
Premises and equipment, net	56,609	57,514
Goodwill	80,950	80,950
Other intangible assets, net of accumulated amortization of $13,400 and $12,851 at June 30, 2017 and December 31, 2016, respectively	7,298	7,791
Cash value of life insurance	67,091	51,430
Deferred tax asset, net	8,195	9,031
Repossessed real estate and other assets	1,435	1,861
Other assets	11,293	11,709

Total Assets	$2,940,877	$2,951,522

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Noninterest-bearing deposits	$1,030,865	$1,025,425
Interest-bearing deposits	1,485,919	1,515,335

Total Deposits	2,516,784	2,540,760
Repurchase agreements	2,179	2,343
Junior subordinated debt	6,726	6,726
Note payable	25,464	27,679
Other liabilities	17,760	16,377

Total Liabilities	2,568,913	2,593,885

Commitments and Contingencies (Note 10)
Shareholders' Equity
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued	—	—
Common stock, $0.01 par value; 90,000,000 shares authorized, 22,971,504 shares issued at June 30, 2017 and December 31, 2016, 22,063,072 shares outstanding at June 30, 2017 and 22,062,072 shares outstanding at December 31, 2016	230	230
Additional paid in capital	278,517	278,501
Retained earnings	108,635	95,274
Treasury stock, at cost (908,432 shares held at June 30, 2017 and 909,432 held at December 31, 2016)	(15,429)	(15,446)
Accumulated other comprehensive income/(loss)	11	(922)

Total Shareholders' Equity	371,964	357,637

Total Liabilities and Shareholders' Equity	$2,940,877	$2,951,522

See accompanying notes to condensed consolidated financial statements.

CBTX, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	(Dollars in Thousands)
	(Except for Per Share Amounts)
	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2017	2016	2017	2016
INTEREST INCOME
Interest and fees on loans	$26,560	$25,986	$52,513	$51,304
Securities	1,353	915	2,656	1,773
Federal Funds and interest-bearing deposits	813	541	1,555	1,168

Total Interest Income	28,726	27,442	56,724	54,245

INTEREST EXPENSE
Deposits	1,857	1,715	3,695	3,308
Repurchase agreements	1	2	3	3
Note payable	264	271	515	545
Junior subordinated debt	79	67	153	127

Total Interest Expense	2,201	2,055	4,366	3,983

NET INTEREST INCOME	26,525	25,387	52,358	50,262
PROVISION FOR LOAN LOSS	(694)	975	266	2,700

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSS	27,219	24,412	52,092	47,562

NONINTEREST INCOME
Deposit account service charges	1,517	1,620	3,017	3,252
Net gain on sale of assets	339	350	703	533
Card interchange fees	877	841	1,709	1,685
Earnings on bank-owned life insurance	335	336	661	677
Other	458	425	884	1,651

Total Noninterest Income	3,526	3,572	6,974	7,798

NONINTEREST EXPENSE
Salaries and employee benefits	11,299	11,069	22,723	22,061
Net occupancy expense	2,351	2,934	4,584	5,330
Regulatory fees	621	547	1,231	1,148
Data processing	651	620	1,293	1,240
Printing, stationery and office	370	348	717	699
Amortization of intangibles	271	295	549	594
Professional and director fees	706	693	1,331	1,186
Correspondent bank and customer related transaction expenses	78	80	152	161
Loan processing costs	133	97	205	240
Advertising, marketing and business development	508	212	687	397
Repossessed real estate and other asset expense	85	99	203	121
Security and protection expense	352	448	724	882
Other expenses	1,434	1,326	2,887	2,775

Total Noninterest Expense	18,859	18,768	37,286	36,834

NET INCOME BEFORE INCOME TAX EXPENSE	11,886	9,216	21,780	18,526
INCOME TAX EXPENSE	(3,181)	(2,845)	(6,213)	(5,656)

CONSOLIDATED NET INCOME	$8,705	$6,371	$15,567	$12,870

EARNINGS PER COMMON SHARE
Basic	$0.39	$0.29	$0.71	$0.58
Diluted	$0.39	$0.29	$0.70	$0.58

See accompanying notes to condensed consolidated financial statements.

CBTX, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	(Dollars in Thousands)
	Three Months Ended Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016
Consolidated net income	$8,705	$6,371	$15,567	$12,870

Unrealized gains on securities available for sale arising during the period, net	1,055	894	1,420	2,122
Reclassification adjustment for realized gains included in net income	14	28	14	28
Change in related deferred income tax	(374)	(323)	(501)	(753)

Other comprehensive income	695	599	933	1,397

Total comprehensive income	$9,400	$6,970	$16,500	$14,267

See accompanying notes to condensed consolidated financial statements.

CBTX, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	Common Stock				Treasury Stock		Accumulated Other Comprehensive Income (Loss)
			Additional Paid In Capital	Retained Earnings
(Dollars in Thousands)	Shares	Amount			Shares	Amount		Total
Balance, January 1, 2017	22,971,504	$230	$278,501	$95,274	(909,432)	$(15,446)	$(922)	$357,637
Issuance of Shares of Treasury Stock by Exercise of Stock Options	—	—	—	—	1,000	17	—	17
Stock-based Compensation Expense	—	—	16	—	—	—	—	16
Dividends on Common Stock, $0.10 per share	—	—	—	(2,206)	—	—	—	(2,206)
Consolidated Net Income	—	—	—	15,567	—	—	—	15,567
Change in Unrealized Loss on Securities, net of tax of $(501)	—	—	—	—	—	—	933	933

Balance, June 30, 2017	22,971,504	$230	$278,517	$108,635	(908,432)	$(15,429)	$11	$371,964

Balance, January 1, 2016	22,971,504	$230	$281,163	$72,462	(668,030)	$(10,955)	$1,414	$344,314
Purchase of Shares of Treasury Stock	—	—	—	—	(635,100)	(11,079)	—	(11,079)
Issuance of Shares of Treasury Stock by Exercise of Stock Options	—	—	(1,336)	—	202,044	3,333	—	1,997
Stock-based Compensation Expense	—	—	27	—	—	—	—	27
Dividends on Common Stock, $0.10 per share	—	—	—	(2,210)	—	—	—	(2,210)
Consolidated Net Income	—	—	—	12,870	—	—	—	12,870
Change in Unrealized Gain on Securities, net of tax of $(753)	—	—	—	—	—	—	1,397	1,397

Balance, June 30, 2016	22,971,504	$230	$279,854	$83,122	(1,101,086)	$(18,701)	$2,811	$347,316

See accompanying notes to condensed consolidated financial statements.

CBTX, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE SIX MONTHS ENDED JUNE 30, 2017 AND 2016

	(Dollars in Thousands)
	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net income	$15,567	$12,870

Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Provision for loan losses	266	2,700
Depreciation	1,703	1,644
Deferred income tax provision	334	(137)
Amortization of intangibles	549	594
Valuation write downs on repossessed real estate and other assets	51	—
Net realized gain on securities	(14)	(28)
Net realized gain on other securities	(11)	(11)
(Gain) loss on sale of repossessed real estate and other assets	(271)	1
Gain on sale of loans held for sale	(220)	(219)
Gain on sale of loans	(149)	(315)
Gain on sale of fixed assets	(63)	—
Net income on bank-owned life insurance	(661)	(677)
Amortization of premiums on investment securities, net	625	593
Stock-based compensation expense	16	27
Change in operating assets and liabilities:
Net decrease (increase) in loans held for sale	274	(189)
Other assets	359	(2,709)
Other liabilities	(696)	1,195

Total adjustments	2,092	2,469

Net cash provided by operating activities	17,659	15,339

CASH FLOWS FROM INVESTING ACTIVITIES:
Activity in available for sale securities:
Purchases	(178,534)	(186,964)
Proceeds from sales, calls, and maturities	155,230	158,430
Principal repayments	9,402	7,365
Activity in held to maturity securities:
Principal repayments	1	1
Redemption of other investments	130	93
Purchase of other investments	(155)	(2)
Increase in loans, net	(63,929)	(69,818)
Loan participation sales	24,978	2,967
Loan participations purchased	(1,297)	—
Sale of U.S. Small Business Administration loans	2,173	3,490
Purchase of bank-owned life insurance	(15,000)	—
Proceeds from sale of repossessed other assets	958	12
Proceeds from sale of repossessed real estate	942	—
Purchases of premises and equipment	(627)	(2,269)
Sales of premises and equipment	580	—

Net cash used in investing activities	(65,148)	(86,695)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase (decrease) in noninterest-bearing deposits	5,440	(6,351)
Net decrease in interest-bearing deposits	(29,416)	(8,420)
Net decrease in securities sold under agreements to repurchase	(164)	(350)
Purchase of treasury stock	—	(11,079)
Proceeds from issuance of treasury stock for exercise of stock options	17	1,997
Repayment of note payable	(2,215)	(1,107)
Dividends paid on common stock	(1,103)	(2,221)

Net cash used in financing activities	(27,441)	(27,531)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(74,930)	(98,887)
CASH AND CASH EQUIVALENTS, BEGINNING	382,103	434,901

CASH AND CASH EQUIVALENTS, ENDING	$307,173	$336,014

See accompanying notes to condensed consolidated financial statements.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(DOLLARS IN THOUSANDS)

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

        Nature of Operations—The Company was formed on January 26, 2007, and through its Bank subsidiary, operates 37 locations throughout Southeast Texas in Chambers, Fort Bend, Hardin, Harris, Jasper, Jefferson, Newton, Orange, Tyler, and Wharton counties. The Company's primary source of revenue is from investing funds received from depositors and from providing loan and other financial services to its customers. The Bank operates under a national charter and therefore is subject to regulation by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC). The Company is subject to regulation by the Federal Reserve Board.

        Basis of Presentation—The accompanying unaudited condensed consolidated financial statements include the accounts of CBTX, Inc. (the Company) and CommunityBank of Texas, N.A. (the Bank) a wholly owned subsidiary of the Company. All material intercompany balances and transactions have been eliminated in consolidation.

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP), but do not include all of the information and footnotes required for complete consolidated financial statements. In management's opinion, these interim unaudited condensed consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair statement of the Company's consolidated financial position at June 30, 2017, consolidated results of operations for the three and six months ended June 30, 2017 and 2016, consolidated stockholders' equity for the six months ended June 30, 2017 and 2016 and consolidated cash flows for the six months ended June 30, 2017 and 2016.

        Accounting measurements at interim dates inherently involve greater reliance on estimates than at year end and the results for the interim periods shown in this report are not necessarily indicative of results to be expected for the full year due in part to global economic and financial market conditions, interest rates, access to sources of liquidity, market competition and interruptions of business processes. These interim unaudited condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and notes thereto for the years ended December 31, 2016 and 2015 included within this Form S-1 registration statement.

        Segment Reporting—The Company has one reportable segment. All of the Company's activities are interrelated and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, lending is dependent upon the ability of the Company to fund itself with deposits and borrowings while managing the interest rate and credit risk. Accordingly, all significant operating decisions are based upon analysis of the Bank as one segment or unit. The Company's chief operating decision-maker, the CEO, uses the consolidated results to make operating and strategic decisions.

        Use of Estimates—In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheets and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate primarily to the determination

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(DOLLARS IN THOUSANDS)

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

of the allowance for loan losses, the fair value of the Company's investment securities, repossessed assets, deferred tax assets, financial instruments and intangible assets.

        Summary of Significant Accounting and Reporting Policies—The accounting and reporting policies of the Company and the Bank conform to U.S. GAAP and to prevailing practices within the banking industry. The Company's significant accounting and reporting policies have not changed materially from those disclosed in the December 31, 2016 audited financials included in this registration statement.

        New Accounting Standards and Disclosure Requirements—The Jumpstart Our Business Startups (JOBS) Act permits an "emerging growth company" to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, the Company has decided not to take advantage of this provision. As a result, the Company will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies. Our decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        In May 2014, the FASB issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers (Topic 606 ("ASU 2014-09"), which supersedes the revenue recognition requirements in Topic 605, Revenue Recognition. ASU 2014-09 requires entities to recognize revenue in a way that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract. In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) ("ASU 2015-14"), which defers the effective date of ASU 2014-09 by one year to January 1, 2018.

        The Company's revenue is comprised of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-09, and non-interest income. Management continues to assess the potential impact of ASU 2014-09 on the non-interest income components. This update will be effective for the Company in the first quarter of 2018 with a cumulative effect adjustment to opening retained earnings, if such adjustment is deemed to be significant.

        ASU 2016-01, Financial Instruments-Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes,

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(v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements and (viii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale investments. This update will be effective for the Company on January 1, 2018. The Company is currently evaluating this update and does not expect it to have a significant impact to the Company's consolidated financial statements.

        ASU 2016-02, Leases (Topic 842). ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model and ASC Topic 606, "Revenue from Contracts with Customers." ASU 2016-02 will be effective for the Company on January 1, 2019 and will require transition using a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is currently evaluating the potential impact of ASU 2016-02 on the consolidated financial statements.

        ASU 2016-05, Derivatives and Hedging (Topic 815) Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships. ASU 2016-05 clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under ASC Topic 815 does not, in and of itself, require redesignation of that hedging relationship provided that all other hedge accounting criteria continue to be met. ASU 2016-05 was effective on January 1, 2017 and it did not have a significant impact on the consolidated financial statements.

        ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The amendments affect all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. ASU 2016-07 simplifies the transition to the equity method of accounting by eliminating retroactive adjustment of the investment when an investment qualifies for use of the equity method, among other things. ASU 2016-07 was effective on January 1, 2017 and did not have a significant impact on the consolidated financial statements.

        ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 simplifies several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Per ASU 2016-09: (1) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement, rather than in additional paid-in capital under current guidance; (2) excess tax benefits should be classified along with other income tax cash flows as an operating activity on the

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NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

statement of cash flows, rather than as a separate cash inflow from financing activities and cash outflow from operating activities under current guidance; (3) cash paid by an employer when directly withholding shares for tax-withholding purposes should be classified as a financing activity; and (4) an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest, as under current guidance, or account for forfeitures when they occur.

        Effective January 1, 2017, the Company adopted ASU 2016-09. There was no material impact for the six months ended June 30, 2017, and the Company does not expect a material impact in future periods. The Company prospectively applied the guidance for the presentation of excess tax benefits as an operating cash flow with no impact for the six months ended June 30, 2017. Finally, the Company elected to account for forfeitures as they occur.

        ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 will be effective on January 1, 2020. The Company is currently evaluating the potential impact of ASU 2016-13 on the consolidated financial statements.

        ASU 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance related to certain cash flow issues in order to reduce the current and potential future diversity in practice. ASU 2016-15 will be effective on January 1, 2018 and is not expected to have a significant impact on the consolidated financial statements.

        ASU 2016-16, Income Taxes (Topic 740)—Intra-Entity Transfers of Assets Other Than Inventory. ASU 2016-16 provides guidance stating that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. ASU 2016-16 will be effective on January 1, 2018 and is not expected to have a significant impact on the consolidated financial statements.

        ASU 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will be effective on January 1, 2018 and is not expected to have a significant impact on the consolidated financial statements.

        ASU 2017-01, Business Combinations (Topic 805)—Clarifying the Definition of a Business. ASU 2017-01 clarifies the definition and provides a more robust framework to use in determining when a set of assets and activities constitutes a business. ASU 2017-01 is intended to provide guidance when evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or

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NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

businesses. ASU 2017-01 will be effective on January 1, 2018 and is not expected to have a significant impact on the consolidated financial statements.

        ASU 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment eliminates Step 2 from the goodwill impairment test. In addition, the amendment eliminates the requirements for any reporting unit with a zero or negative carrying amount to perform a qualitative assessment and, if it fails that qualitative test, to perform Step 2 of the goodwill impairment test. For public companies, ASU 2017-04 is effective for fiscal years beginning after December 15, 2019 with early adoption permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Company is currently evaluating the potential impact of this pronouncement.

        ASU 2017-09, Compensation—Stock Compensation provides guidance about which changes in terms or conditions of a share-based award require application of modification accounting. ASU 2017-09 will be effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017, and is not expected to have a significant impact on the consolidated financial statements.

        Cash Flow Reporting—Cash and cash equivalents include cash, interest-bearing and noninterest-bearing transaction accounts with other banks, and federal funds sold. Generally, federal funds are sold for one-day periods. Cash flows are reported net for loans, deposits, and short term borrowings.

        Supplemental disclosures of cash flow information are as follows for the six months ended June 30, 2017 and 2016:

	Six Months Ended June 30,
	2017	2016
Cash flow information:
Cash paid for taxes	$5,550	$5,651

Cash paid for interest on deposits and repurchase agreements	$3,751	$3,303

Cash paid for interest on notes payable	$512	$539

Cash paid for interest on junior subordinated debt	$149	$124

Non-cash flow information
Real estate acquired through foreclosure	$583	$1,119

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(DOLLARS IN THOUSANDS)

NOTE 2: SECURITIES

        The amortized cost and estimated fair values of investments in securities at June 30, 2017 and December 31, 2016, are summarized in the following table:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
June 30, 2017
Securities Available for Sale:
State and municipal securities	$61,191	$1,048	$(275)	$61,964
U.S. Agency Securities:
Debt securities	20,795	2	(350)	20,447
Collateralized mortgage obligations	47,668	187	(202)	47,653
Mortgage-backed securities	89,533	493	(875)	89,151
Other securities	1,092	—	(11)	1,081

Total	$220,279	$1,730	$(1,713)	$220,296

Securities Held to Maturity:
Collateralized mortgage obligations/mortgage-backed securities	$34	$3	$—	$37

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2016
Securities Available for Sale:
State and municipal securities	$58,991	$638	$(650)	$58,979
U.S. Agency Securities:
Debt securities	20,795	—	(454)	20,341
Collateralized mortgage obligations	34,005	90	(325)	33,770
Mortgage-backed securities	92,489	516	(1,215)	91,790
Other securities	1,081	—	(17)	1,064

Total	$207,361	$1,244	$(2,661)	$205,944

Securities Held to Maturity:
Collateralized mortgage obligations/mortgage backed securities	$34	$3	$—	$37

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(DOLLARS IN THOUSANDS)

NOTE 2: SECURITIES (Continued)

        The amortized cost and estimated fair value of securities at June 30, 2017 and December 31, 2016, by contractual maturities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Securities Available for Sale		Securities Held to Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
June 30, 2017
Amounts Maturing In:
1 year or less	$6,056	$6,068	$—	$—
1 year through 5 years	28,053	28,116	—	—
5 years through 10 years	16,408	16,530	—	—
After 10 years	169,762	169,582	34	37

	$220,279	$220,296	$34	$37

December 31, 2016
Amounts Maturing In:
1 year or less	$5,579	$5,570	$—	$—
1 year through 5 years	28,946	28,937	—	—
5 years through 10 years	20,834	20,880	—	—
After 10 years	152,002	150,557	34	37

	$207,361	$205,944	$34	$37

        Securities with a carrying amount of approximately $444 and $302 were sold during the six months ended June 30, 2017 and 2016, respectively. Net gains of $14 and $28 were recognized, which is reflected in other non-interest income in the Company's condensed consolidated statements of income for the six months ended June 30, 2017 and 2016, respectively. At June 30, 2017 and December 31, 2016, securities with a carrying amount of approximately $58,967 and $53,993, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

        The Company held 92 securities at June 30, 2017 that were in a gross unrealized loss position as illustrated in the table below. Management does not have the intent to sell any of the securities classified as available for sale in an unrealized loss position and believes that it is more likely than not that the Company will not have to sell any of these securities before a recovery of cost. The unrealized losses are attributable primarily to changes in market interest rates relative to those available when the securities were acquired. The fair value of these securities is expected to recover as the securities reach their maturity or re-pricing date, or if changes in market rates for such investments decline. Management does not believe that any of the securities are impaired due to reasons of credit quality. Accordingly, as of June 30, 2017 and December 31, 2016, management believes the impairments detailed in the table below are temporary and no impairment loss has been recorded in the Company's condensed consolidated statements of income for the six months and the year then ended.

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NOTE 2: SECURITIES (Continued)

        Information pertaining to securities with gross unrealized losses at June 30, 2017 and December 31, 2016 aggregated by investment category follows:

	Less Than Twelve Months		Twelve Months or More
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
June 30, 2017
Securities Available for Sale:
State and municipal securities	$(275)	$13,088	$—	$—
U.S. Agency Securities:
Debt securities	(350)	18,445	—	—
Collateralized mortgage obligations	(202)	16,922	—	—
Mortgage-backed securities	(875)	56,583	—	—
Other securities	(11)	1,081	—	—

	$(1,713)	$106,119	$—	$—

December 31, 2016
Securities Available for Sale:
State and municipal securities	$(647)	$22,856	$(3)	$313
U.S. Agency Securities:
Debt securities	(454)	18,341	—	—
Collateralized mortgage obligations	(325)	24,800	—	—
Mortgage-backed securities	(1,215)	67,500	—	—
Other securities	(17)	1,064	—	—

	$(2,658)	$134,561	$(3)	$313

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(DOLLARS IN THOUSANDS)

NOTE 3: LOANS

        Loans, including loans held for sale, by portfolio segment, at June 30, 2017 and December 31, 2016 are summarized as follows:

	June 30, 2017		December 31, 2016
Commercial and industrial	$535,116	24.4%	$511,554	23.7%
Real estate:
Commercial real estate	690,044	31.4%	697,794	32.3%
Construction and development	433,966	19.8%	491,626	22.8%
1-4 family residential	240,073	10.9%	236,882	11.0%
Multi-family residential	208,222	9.5%	133,210	6.2%
Consumer	41,130	1.9%	39,694	1.8%
Agriculture	10,650	0.4%	11,106	0.5%
Other	38,237	1.7%	38,180	1.7%

Total gross loans	2,197,438	100.0%	2,160,046	100.0%

Less deferred loan fees	(4,184)		(4,321)
Less unearned discount on retained portion of loans sold	(252)		(227)
Less allowance for loan loss	(25,187)		(25,006)

Total loans, net	2,167,815		2,130,492

Less loans held for sale	559		613

Loans, net	$2,167,256		$2,129,879

        Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off, which are measured at historical cost, are generally reported at their outstanding unpaid principal balances net of any unearned income, charge-offs, and unamortized deferred fees and costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the lives of the related loans. Unearned income is amortized to interest income using a level yield methodology without anticipating payoffs.

        The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management and the Board of Directors review and approve these policies and procedures on a regular basis. A reporting system supplements the review process by providing management and the Board of Directors with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

        The majority of the loan portfolio is comprised of loans to businesses and individuals in the Houston metropolitan and Beaumont area. This geographic concentration subjects the loan portfolio to the general economic conditions within this area. The risks created by this concentration have been considered by management in the determination of the adequacy of the allowance for loan losses.

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NOTE 3: LOANS (Continued)

Management believes the allowance for loan losses is adequate to cover estimated losses on loans as of June 30, 2017 and December 31, 2016.

        The Company's loans are segmented by type as noted in the preceding table. The Company sub-segments real estate loans into the following classes: commercial real estate, construction and development, 1-4 family residential and multi-family residential.

Loan Participations Purchased and Sold

        From time to time, the Company will acquire and dispose of interests in loans under participating agreements with other financial institutions. Loan participations purchased and sold during the six months ending June 30, 2017 and 2016, by loan class, are summarized as follows:

	Participations Purchased During the Period	Participations Sold During the Period
June 30, 2017
Commercial and industrial	$—	$10,230
Commercial real estate	—	12,298
Construction and development	1,297	2,450

	$1,297	$24,978

June 30, 2016
Commercial real estate	$—	$654
Construction and development	—	2,313

	$—	$2,967

Loans Guaranteed by the United States Small Business Administration

        The Company participates in the United States Small Business Administration (SBA) loan program.

        The Company originates loans under the SBA chapter 7(a) and 504 programs which allows for federal guarantees of 75% to 90% of principal and accrued interest. When advantageous, the Company will sell the guaranteed portions of these loans with servicing retained. The majority of the nonguaranteed portion of these loans are reported as commercial real estate or commercial and industrial loans. At June 30, 2017 and 2016, sales activity related to SBA loans is as follows:

	June 30, 2017	June 30, 2016
Sold and serviced	$2,173	$3,490
Nonguaranteed portion retained	725	1,163

SBA loans subject to sale of guaranteed portion, net of payments	$2,898	$4,653

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NOTE 4: LOAN PERFORMANCE

        Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. When the payment of principal or interest on a loan is delinquent for 90 days, or earlier in some cases, the loan is placed on nonaccrual status, unless the loan is in the process of collection or renewal and the underlying collateral fully supports the carrying value of the loan.

        When a loan is placed on nonaccrual status, interest accrued and uncollected during the current year prior to the judgment of uncollectability, is charged to operations unless the loan is well secured with collateral values sufficient to ensure collection of both principal and interest. Generally, any payments received on nonaccrual loans are applied first to outstanding loan amounts, reducing the Company's recorded investment in the loan, and next to the recovery of charged-off principal or interest amounts. Any excess is treated as recovery of lost interest. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        A loan is defined as impaired if, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments.

        Included in the nonperforming loan category are loans which have been categorized by management as nonaccrual because of delinquency status or because collection of interest is doubtful and loans which have been restructured to provide a reduction in the interest rate or a deferral of interest or principal payments.

        Nonaccrual loans, segregated by loan class, at June 30, 2017 and December 31, 2016 are as follows:

	June 30, 2017	December 31, 2016
Commercial and industrial	$2,348	$2,318
Real estate:
Commercial real estate	4,964	2,118
Construction and development	362	458
1-4 family residential	578	1,302
Multi-family residential	3	7
Consumer	—	—
Agriculture	—	36
Other	—	—

Total loans	$8,255	$6,239

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NOTE 4: LOAN PERFORMANCE (Continued)

        The following is an aging analysis of loans past due (including both accruing and nonaccruing loans), segregated by loan class, as of June 30, 2017 and December 31, 2016.

	30 to 59 days past due	60 to 89 days past due	90 days or greater past due	Total past due	Total current loans	Total loans	Total 90 days past due and still accruing
June 30, 2017
Commercial and industrial	$51	$2	$2,269	$2,322	$532,794	$535,116	$—
Real estate:
Commercial real estate	1,636	—	1,865	3,501	686,543	690,044	—
Construction and development	—	—	—	—	433,966	433,966	—
1-4 family residential	94	—	—	94	239,979	240,073	—
Multi-family residential	—	—	—	—	208,222	208,222	—
Consumer	13	—	—	13	41,117	41,130	—
Agriculture	—	—	—	—	10,650	10,650	—
Other	—	—	—	—	38,237	38,237	—

Total loans	$1,794	$2	$4,134	$5,930	$2,191,508	$2,197,438	$—

December 31, 2016
Commercial and industrial	$378	$68	$2,273	$2,719	$508,835	$511,554	$—
Real estate:
Commercial real estate	352	75	1,865	2,292	695,502	697,794	—
Construction and development	19	—	—	19	491,607	491,626	—
1-4 family residential	377	688	757	1,822	235,060	236,882	—
Multi-family residential	—	—	—	—	133,210	133,210	—
Consumer	—	—	—	—	39,694	39,694	—
Agriculture	—	—	—	—	11,106	11,106	—
Other	3	2	—	5	38,175	38,180	—

Total loans	$1,129	$833	$4,895	$6,857	$2,153,189	$2,160,046	$—

        Interest income that would have been earned under the original terms of the nonaccrual loans was $53 and $110 for the three months ended June 30, 2017 and 2016 and $91 and $211 for the six months ended June 30, 2017 and 2016, respectively. The Company has no commitment to loan additional funds to borrowers whose loans have been classified as impaired.

        The Company will classify a loan as a troubled debt restructuring (TDR) if both (i) the borrower is experiencing financial difficulties and (ii) the borrower has been granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. Interest is generally accrued on such loans in accordance with the new terms.

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(DOLLARS IN THOUSANDS)

NOTE 4: LOAN PERFORMANCE (Continued)

        The following tables illustrate loans, segregated by loan class, which were restructured due to the borrower's financial difficulties during the six months ending June 30, 2017 and 2016:

During the six months ended June 30, 2017
Post-modification recorded investment
	Number of Loans	Pre-modification outstanding Recorded Investment	Restructured Payments	Extended Maturity	Extended Maturity and Restructured Payments	Extended Maturity, Restructured Payments and Adjusted Interest Rate
Commercial and industrial	4	$2,203	$2,019	$—	$184	$—
Real estate:
Commercial real estate	3	994	277	717	—	—
Construction and development	—	—	—	—	—	—
1-4 family residential	—	—	—	—	—	—
Multi-family residential	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Agriculture	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total loans	7	$3,197	$2,296	$717	$184	$—

During the six months ended June 30, 2016
Post-modification recorded investment
	Number of Loans	Pre-modification outstanding Recorded Investment	Restructured Payments	Extended Maturity	Extended Maturity and Restructured Payments	Extended Maturity, Restructured Payments and Adjusted Interest Rate
Commercial and industrial	4	$5,838	$5,285	$—	$27	$526
Real estate:
Commercial real estate	—	—	—	—	—	—
Construction and development	—	—	—	—	—	—
1-4 family residential	—	—	—	—	—	—
Multi-family residential	—	—	—	—	—	—
Consumer	—	—	—	—	—	—
Agriculture	—	—	—	—	—	—
Other	2	9,592	—	—	9,592	—

Total loans	6	$15,430	$5,285	$—	$9,619	$526

        A significant portion of the loans identified as troubled debt restructurings by the Company were previously on nonaccrual status and reported as impaired loans prior to restructuring. The

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NOTE 4: LOAN PERFORMANCE (Continued)

modifications primarily related to extending the amortization periods of the loans, converting the loans to interest only, or adjusting payment amounts for principal and interest. A majority of the loans restructured during the six months ended June 30, 2017 and 2016 that remain outstanding are on nonaccrual status as of June 30, 2017 and 2016. Because the loans were classified and on nonaccrual status, both before and after restructuring, the modifications did not impact the Company's determination of the allowance for loan losses. At June 30, 2017 and December 31, 2016, the Company has no commitments to loan additional funds to borrowers whose loans are classified as troubled debt restructuring. The recorded investment in troubled debt restructurings was $24,644 and $25,539 as of June 30, 2017 and December 31, 2016.

        There were no loans modified as a troubled debt restructured loan within the previous 12 months and for which there was a payment default during the six months ended June 30, 2017 and 2016. A default for purposes of this disclosure is a TDR loan in which the borrower is 90 days past due or results in the foreclosure and repossession of the applicable collateral.

NOTE 5: ALLOWANCE FOR LOAN LOSSES

        For purposes of determining the allowance for loan losses, the Company considers the loans in its portfolio by segment, class, and risk grade. Management uses judgment to determine the estimation method that fits the credit risk characteristics of each portfolio segment or class. To facilitate the assessment of risk, management reviews reports related to loan production, loan quality, concentrations of credit, loan delinquencies, and nonperforming and potential problem loans. The Company utilizes an independent third party loan review service to review the credit risk assigned to loans on a periodic basis and the results are presented to management for review.

        The following table presents a detail of the activity in the allowance for loan losses segregated by loan class for the six months ended June 30, 2017 and 2016 and the year ended December 31, 2016. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

		Real Estate
	Commercial and industrial	Commercial real estate	Construction and development	1-4 family residential	Multi-family residential	Consumer	Agriculture	Other	Total
June 30, 2017
Beginning balance	$6,409	$10,770	$4,598	$1,286	$916	$353	$79	$595	$25,006
Provision for loan loss	2,108	(775)	(1,285)	(158)	425	309	(21)	(337)	266
Charge-offs	(713)	—	—	—	—	(83)	—	—	(796)
Recoveries	662	5	—	10	—	20	6	8	711

Net charge-offs	(51)	5	—	10	—	(63)	6	8	(85)

Ending balance	$8,466	$10,000	$3,313	$1,138	$1,341	$599	$64	$266	$25,187

Period-end amount allocated to:
Specific reserve	$1,231	$—	$—	$—	$—	$—	$—	$—	$1,231
General reserve	7,235	10,000	3,313	1,138	1,341	599	64	266	23,956

Total	$8,466	$10,000	$3,313	$1,138	$1,341	$599	$64	$266	$25,187

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NOTE 5: ALLOWANCE FOR LOAN LOSSES (Continued)

		Real Estate
	Commercial and industrial	Commercial real estate	Construction and development	1-4 family residential	Multi-family residential	Consumer	Agriculture	Other	Total
December 31, 2016
Beginning balance	$4,746	$7,058	$4,504	$2,295	$762	$363	$93	$5,494	$25,315
Provision for loan loss	5,537	4,193	94	(1,012)	154	222	227	(4,840)	4,575
Charge-offs	(4,884)	(589)	—	(3)	—	(277)	(267)	(59)	(6,079)
Recoveries	1,010	108	—	6	—	45	26	—	1,195

Net charge-offs	(3,874)	(481)	—	3	—	(232)	(241)	(59)	(4,884)

Ending balance	$6,409	$10,770	$4,598	$1,286	$916	$353	$79	$595	$25,006

Period-end amount allocated to:
Specific reserve	$462	$206	$—	$—	$—	$—	$—	$—	$668
General reserve	5,947	10,564	4,598	1,286	916	353	79	595	24,338

Total	$6,409	$10,770	$4,598	$1,286	$916	$353	$79	$595	$25,006

		Real Estate
	Commercial and industrial	Commercial real estate	Construction and development	1-4 family residential	Multi-family residential	Consumer	Agriculture	Other	Total
June 30, 2016
Beginning balance	$4,746	$7,058	$4,504	$2,295	$762	$363	$93	$5,494	$25,315
Provision for loan loss	5,492	846	706	119	(762)	246	(93)	(3,854)	2,700
Charge-offs	(811)	(549)	—	—	—	(270)	—	—	(1,630)
Recoveries	258	3	—	—	—	38	—	32	331

Net charge-offs	(553)	(546)	—	—	—	(232)	—	32	(1,299)

Ending balance	$9,685	$7,358	$5,210	$2,414	$—	$377	$—	$1,672	$26,716

Period-end amount allocated to:
Specific reserve	$1,689	$—	$26	$—	$—	$1	$—	$—	$1,716
General reserve	7,996	7,358	5,184	2,414	—	376	—	1,672	25,000

Total	$9,685	$7,358	$5,210	$2,414	$—	$377	$—	$1,672	$26,716

        In addition to the amounts indicated in the table above, the Company has an accumulated reserve for loan losses on unfunded commitments of $378 and $366 recorded in other liabilities as of June 30, 2017 and December 31, 2016, respectively.

Risk Grading

        As part of the on-going monitoring of the credit quality of the Company's loan portfolio and methodology for calculating the allowance for loan losses, management assigns and tracks loan grades to be used as credit quality indicators. The following is a general description of the loan grades used as of June 30, 2017 and December 31, 2016.

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NOTE 5: ALLOWANCE FOR LOAN LOSSES (Continued)

        Pass—Credits in this category are considered "pass" which indicates prudent underwriting and a normal amount of risk. The range of risk within these credits can vary from little to no risk with cash securing a credit, to a level of risk that requires a strong secondary source of repayment on the debt. Pass credits with a higher level of risk may be to borrowers that are higher leveraged, less well capitalized or in an industry or economic area that is known to carry a higher level of risk, volatility, or susceptibility to weaknesses in the economy. This higher risk grade may be assigned due to out of date credit information, as well as collateral information which may need to be updated for current market value in order to allow a credit quality analysis of the credit.

        Special Mention—Credits in this category contain more than the normal amount of risk and are referred to as "special mention" in accordance with regulatory guidelines. These credits possess clearly identifiable temporary weaknesses or trends that, if not corrected or revised, may result in a condition that exposes the Company to higher level of risk of loss.

        Substandard—Credits in this category are "substandard" in accordance with regulatory guidelines and of unsatisfactory credit quality with well-defined weaknesses or weaknesses that jeopardize the liquidation of the debt. Credits in this category are inadequately protected by the current sound worth and paying capacity of the obligor or the collateral pledged, if any. These credits are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Often, the assets in this category will have a valuation allowance representative of management's estimated loss that is probable to be incurred. Substandard loans may also be placed on nonaccrual status as deemed appropriate by management. Loans substandard and on nonaccrual status are considered impaired and are evaluated for impairment.

        Doubtful—Credits in this category are considered "doubtful" in accordance with regulatory guidelines, are placed on non-accrual status and may be dependent upon collateral having a value that is difficult to determine or upon some near-term event which lacks certainty. Generally, these credits will have a valuation allowance based upon management's best estimate of the losses probable to occur in the liquidation of the debt.

        Loss—Credits in this category are considered "loss" in accordance with regulatory guidelines and are considered uncollectible and of such little value as to question their continued existence as assets on the Company's financial statements. Such credits are to be charged off or charged down when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined. This category does not intend to imply that the debt or some portion of it will never be paid, nor does it in any way imply that the debt will be forgiven.

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NOTE 5: ALLOWANCE FOR LOAN LOSSES (Continued)

        The following table presents risk grades and classified loans by loan class at June 30, 2017 and December 31, 2016. The Company had no loans graded Loss or Doubtful at June 30, 2017 and December 31, 2016.

	Pass	Special Mention	Substandard	Total Loans
June 30, 2017
Commercial and industrial	$490,933	$8,312	$35,871	$535,116
Real estate:
Commercial real estate	671,958	4,143	13,943	690,044
Construction and development	432,216	636	1,114	433,966
1-4 family residential	235,016	409	4,648	240,073
Multi-family residential	200,700	7,519	3	208,222
Consumer	40,721	409	—	41,130
Agriculture	10,615	—	35	10,650
Other	38,234	—	3	38,237

Total loans	$2,120,393	$21,428	$55,617	$2,197,438

	Pass	Special Mention	Substandard	Total Loans
December 31, 2016
Commercial and industrial	$483,399	$2,207	$25,948	$511,554
Real estate:
Commercial real estate	674,445	7,731	15,618	697,794
Construction and development	485,823	933	4,870	491,626
1-4 family residential	234,473	797	1,612	236,882
Multi-family residential	125,553	7,650	7	133,210
Consumer	39,684	10	—	39,694
Agriculture	11,033	—	73	11,106
Other	29,335	—	8,845	38,180

Total loans	$2,083,745	$19,328	$56,973	$2,160,046

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NOTE 5: ALLOWANCE FOR LOAN LOSSES (Continued)

Loan Impairment Assessment

        The Company's recorded investment in impaired loans, as of June 30, 2017, December 31, 2016 and June 30, 2016, by loan class and disaggregated on the basis of the Company's impairment methodology is as follows:

	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Average recorded investment year-to-date
June 30, 2017
Commercial and industrial	$21,631	$12,361	$5,110	$17,471	$1,231	$14,316
Real estate:
Commercial real estate	10,930	10,726	—	10,726	—	9,201
Construction and development	399	362	—	362	—	366
1-4 family residential	2,279	2,201	—	2,201	—	1,588
Multi-family residential	9	3	—	3	—	3
Consumer	—	—	—	—	—	56
Agriculture	272	—	—	—	—	2
Other	9,483	9,478	—	9,478	—	9,244

Total loans	$45,003	$35,131	$5,110	$40,241	$1,231	$34,776

	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Average recorded investment year-to-date
December 31, 2016
Commercial and industrial	$16,483	$8,088	$4,227	$12,315	$462	$15,550
Real estate:
Commercial real estate	6,454	4,398	1,866	6,264	206	5,903
Construction and development	506	476	—	476	—	754
1-4 family residential	1,781	1,712	—	1,712	—	1,403
Multi-family residential	13	7	—	7	—	10
Consumer	—	—	—	—	—	8
Agriculture	307	36	—	36	—	34
Other	8,849	8,845	—	8,845	—	5,540

Total loans	$34,393	$23,562	$6,093	$29,655	$668	$29,202

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NOTE 5: ALLOWANCE FOR LOAN LOSSES (Continued)

	Unpaid contractual principal balance	Recorded investment with no allowance	Recorded investment with allowance	Total recorded investment	Related allowance	Average recorded investment year-to-date
June 30, 2016
Commercial and industrial	$23,381	$15,231	$1,689	$16,920	$1,689	$16,029
Real estate:
Commercial real estate	3,273	3,157	—	3,157	—	4,319
Construction and development	1,404	373	492	865	26	924
1-4 family residential	1,325	1,278	—	1,278	—	1,362
Multi-family residential	17	11	—	11	—	12
Consumer	2	—	1	1	1	16
Agriculture	—	—	—	—	—	—
Other	9,592	9,592	—	9,592	—	2,114

Total loans	$38,994	$29,642	$2,182	$31,824	$1,716	$24,776

        Interest income earned on impaired loans was $653 and $267 for the six months ended June 30, 2017 and 2016, respectively.

        The Company's recorded investment in loans as of June 30, 2017 and December 31, 2016 related to the balance in the allowance for loan losses on the basis of the Company's impairment methodology is as follows:

		Real Estate
	Commercial and industrial	Commercial real estate	Construction and development	1-4 family residential	Multi-family residential	Consumer	Agriculture	Other	Total
June 30, 2017
Loans individually evaluated for impairment	$17,471	$10,726	$362	$2,201	$3	$—	$—	$9,478	$40,241
Loans collectively evaluated for impairment	517,645	679,318	433,604	237,872	208,219	41,130	10,650	28,759	2,157,197

Total	$535,116	$690,044	$433,966	$240,073	$208,222	$41,130	$10,650	$38,237	$2,197,438

December 31, 2016
Loans individually evaluated for impairment	$12,315	$6,264	$476	$1,712	$7	$—	$36	$8,845	$29,655
Loans collectively evaluated for impairment	499,239	691,530	491,150	235,170	133,203	39,694	11,070	29,335	2,130,391

Total	$511,554	$697,794	$491,626	$236,882	$133,210	$39,694	$11,106	$38,180	$2,160,046

        An impairment analysis is performed for all loans graded substandard and placed on nonaccrual status. If management determines a loan is impaired, the loan is written down to its estimated realizable value through a charge to the allowance for loan losses. At June 30, 2017 and December 31, 2016, the allowance allocated to specific reserves for loans individually evaluated for impairment was $1,231 and $668, respectively.

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NOTE 6: PREMISES AND EQUIPMENT

        Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets. Land is carried at cost. Leasehold improvements are amortized over the life of the lease plus renewal options or the estimated useful lives, whichever is shorter. Buildings are depreciated over a period not to exceed thirty-two years. Depending upon the type of furniture and equipment, the depreciation period will range from three to ten years. Bank vehicles are amortized over a period of three years. Accumulated depreciation was $25,557 and $24,562 at June 30, 2017 and December 31, 2016, respectively, Depreciation expense was $885 and $792 for the three months ended June 30, 2017 and 2016 and $1,703 and $1,606 for the six months ended June 30, 2017 and 2016, respectively, which is included in net occupancy expense on the Company's condensed consolidated statements of income. Net gains and losses on dispositions of premises and equipment of $63 for the three and six months ended June 30, 2017 were recognized and are included in net gain on sale of assets on the condensed consolidated statements of income. There were no such gains or losses for the three and six months ended June 30, 2016. During periods of real estate development, interest on construction costs is capitalized if considered material by management.

NOTE 7: DEPOSITS

        Deposits in the accompanying condensed consolidated balance sheets are summarized below:

	June 30	December 31,
	2017	2016
Noninterest-bearing deposits	$1,030,865	$1,025,425
Interest-bearing demand accounts	343,826	359,560
Money market accounts	698,546	731,942
Saving accounts	88,083	85,927
Certificates of deposits, greater than $100,000	182,143	179,621
Certificates of deposits, less than $100,000	173,321	158,285

Total	$2,516,784	$2,540,760

        Interest expense for time deposits in denominations of $100 or more excluding brokered deposits was $228 and $279 for the three months ended June 30, 2017 and 2016 and $479 and $559 for the six months ended June 30, 2017 and 2016, respectively.

        At June 30, 2017 and December 31, 2016, the Company had $40,694 and $49,235 in deposits from public entities, respectively. At June 30, 2017 and December 31, 2016, the Company had brokered deposits of $99,211 and $81,370, respectively. The Company had no major concentrations of deposits at June 30, 2017 or December 31, 2016 from any single or related groups of depositors. Interest payable at June 30, 2017 and December 31, 2016 on all interest-bearing deposits was approximately $313 and $366, respectively, and is included in other liabilities in the Company's condensed consolidated balance sheets.

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(DOLLARS IN THOUSANDS)

NOTE 8: GOODWILL AND OTHER INTANGIBLE ASSETS

        The Company has recorded goodwill and amortizable identifiable intangibles, which are being amortized over the estimated useful life, generally determined by management, to be seven to fifteen years. Goodwill is not amortized and there have been no changes in goodwill for the periods ending June 30, 2017 and December 31, 2016. Management determined no impairment existed related to these intangibles at June 30, 2017 and December 31, 2016. Intangibles, net of accumulated amortization, are as follows at June 30, 2017 and December 31, 2016:

	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
June 30, 2017
Other Intangible Assets, net
Core deposits	$13,750	$(11,761)	$1,989
Customer relationships	6,629	(1,547)	5,082
Servicing asset	319	(92)	227

Total Other Intangible Assets, net	$20,698	$(13,400)	$7,298

December 31, 2016
Other Intangible Assets, net
Core deposits	$13,750	$(11,448)	$2,302
Customer relationships	6,629	(1,326)	5,303
Servicing asset	263	(77)	186

Total Other Intangible Assets, net	$20,642	$(12,851)	$7,791

Servicing Assets

        Capitalized servicing assets are amortized into noninterest expense in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. The servicing asset is assessed for impairment or increased obligation based on fair value at each reporting date. Fair value is based on the gross coupon less an assumed contractual servicing cost, or based upon discounted cash flows using market-based assumptions.

        Servicing fee income is recorded for fees earned from servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned. Servicing fee income was $96 and $285 for the six months ended June 30, 2017 and 2016, respectively and is included in interest and fees on loans on the Company's condensed consolidated statements of income.

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NOTE 8: GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        A summary of the changes in the related servicing assets are as follows:

	Six Months Ended June 30,
	2017	2016
Balance at beginning of year	$186	$136
Increase from loan sales	56	80
Amortization charges	(15)	(14)

Balance at end of period	$227	$202

NOTE 9: RELATED PARTY TRANSACTIONS

        In the ordinary course of business, the Company, through its Bank subsidiary, has and expects to continue to conduct routine banking business with related parties, including its executive officers and directors. Related parties also include stockholders, and their affiliates in which they directly or indirectly have 5% or more beneficial ownership in the Company.

        Loans—In the opinion of management, loans to related parties were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectability or present any other unfavorable features to the Company. The Company had approximately $157,276 and $142,516 in loans to related parties at June 30, 2017 and December 31, 2016, respectively.

        As of June 30, 2017 and December 31, 2016, there were no loans made to related parties deemed nonaccrual, past due, restructured or classified as potential problem loans.

        Unfunded Commitments—At June 30, 2017 and December 31, 2016, the Company had approximately $69,376 and $48,636 in unfunded loan commitments to related parties, respectively.

        Deposits—The Company held related party deposits of approximately $239,496 and $254,687 at June 30, 2017 and December 31, 2016, respectively.

        Rents—The Company makes rental payments to a related party on a month to month basis. Total rent expense to related parties for operating leases of premises was approximately $5 for the three months ended June 30, 2017 and 2016 and $10 for the six months ended June 30, 2017 and 2016.

NOTE 10: COMMITMENTS AND CONTINGENCIES, INCLUDING FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

Unfunded Loan Commitments

        The Company is party to various financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit for loans in process, commercial lines of credit, overdraft protection lines, and standby letters of credit at both fixed and variable rates of interest. Those instruments

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NOTE 10: COMMITMENTS AND CONTINGENCIES, INCLUDING FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement the Company has in particular classes of financial instruments. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments.

        The Company uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

        The following is a summary of the various financial instruments whose contract amounts represent credit risk at June 30, 2017 and December 31, 2016:

	June 30, 2017	December 31, 2016
Commitments to extend credit, variable	$467,484	$493,740
Commitments to extend credit, fixed	84,897	113,719

	$552,381	$607,459

Standby letters of credit	$31,643	$26,682

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements.

        Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to its customers.

Derivative Financial Instruments

        The Company has outstanding interest rate swap contracts in which the Bank entered into an interest rate swap with a customer while at the same time entering into an offsetting interest rate swap with another financial institution. These interest rate swap contracts are not designated as hedging instruments for mitigating interest rate risk of the Bank. The objective of the transactions allow the Bank's customers to effectively convert a variable rate loan to a fixed rate.

        In connection with each swap transaction, the Bank agrees to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, the Bank agrees to pay a third-party financial institution the same fixed interest rate on the same notional amount and receive the same variable

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NOTE 10: COMMITMENTS AND CONTINGENCIES, INCLUDING FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

interest rate on the same notional amount. Because the Bank acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts are designed to offset each other and would not significantly impact the Company's operating results except in certain situations where there is a significant deterioration in the customer's credit worthiness or that of the counterparties. At June 30, 2017 and December 31, 2016, no such deterioration was determined by management.

        At June 30, 2017 and December 31, 2016, the Company had eleven interest rate swap agreements outstanding with borrowers, with a corresponding number outstanding with correspondent financial institutions. These derivative instruments are not designated as accounting hedges and changes in the net fair value are recognized in noninterest income or expense. Fair value amounts are included in other assets and other liabilities. The table below sets forth a summary of the derivative instruments outstanding as of June 30, 2017 and December 31, 2016, respectively.

	Notional Amounts	Fair Value	Fixed Rate	Floating Rate	Maturity
June 30, 2017
Interest rate swaps with customers (other assets)	$15,715	$433	4.75% - 7.25%	LIBOR 1M + 2.50% - 3.25%	Wtd avg 6.70 yrs
Interest rate swaps with financial institution (other assets)	14,060	307	4.00% - 4.75%	LIBOR 1M + 2.50% - 3.00%	Wtd avg 8.95 yrs
Interest rate swaps with customers (other liabilities)	14,060	(307)	4.00% - 4.75%	LIBOR 1M + 2.50% - 3.00%	Wtd avg 6.70 yrs
Interest rate swaps with financial institution (other liabilities)	15,715	(433)	4.75% - 7.25%	LIBOR 1M + 2.50% - 3.25%	Wtd avg 8.95 yrs

Total derivatives not designated as hedging instruments	$59,550	$—

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

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NOTE 10: COMMITMENTS AND CONTINGENCIES, INCLUDING FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

	Notional Amounts	Fair Value	Fixed Rate	Floating Rate	Maturity
December 31, 2016
Interest rate swaps with customers (other assets)	$13,637	$430	5.10% - 7.25%	LIBOR 1M + 2.50% - 3.25%	Wtd avg 6.60 yrs
Interest rate swaps with financial institution (other assets)	14,399	350	4.00% - 4.75%	LIBOR 1M + 2.50% - 3.00%	Wtd avg 9.45 yrs
Interest rate swaps with customers (other liabilities)	14,399	(350)	4.00% - 4.75%	LIBOR 1M + 2.50% - 3.00%	Wtd avg 6.60 yrs
Interest rate swaps with financial institution (other liabilities)	13,637	(430)	5.10% - 7.25%	LIBOR 1M + 2.50% - 3.25%	Wtd avg 9.45 yrs

Total derivatives not designated as hedging instruments	$56,072	$—

Repurchase Agreements

        At June 30, 2017 and December 31, 2016, the Company had outstanding funds amounting to $2,179 and $2,343 respectively, received from the sale of securities that were sold under agreements to repurchase. Securities subject to the transfer of ownership under the repurchase agreements are included in pledged securities, and the carrying value of these securities is disclosed in Note 2. The Company transacts these repurchase agreements with its customers and pays interest rates on these funds according to the terms of each repurchase agreement.

Contingent Liabilities

        The Company is committed to contribute capital into two private investment funds under the Small Business Investment Company (SBIC) program of the U.S. Small Business Administration. The funds' goals are to provide investment capital to small and middle market businesses throughout Texas and the South Central United States.

        At June 30, 2017 and December 31, 2016, $410 in unfunded commitments were outstanding and subject to call by the first fund. Cumulative capital contributions of $424 and $553 are included in other investments in the Company's condensed consolidated balance sheets at June 30, 2017 and December 31, 2016, respectively.

        In 2016, an initial investment of $105 was made into the second fund and is included in other investments in the Company's consolidated balance sheet at December 31, 2016. An additional investment of $145 was made in the six months ended June 30, 2017 and the total amount invested at June 30, 2017 was $250. At June 30, 2017, the Company's unfunded commitment to the second fund was $2,250 and is subject to call by that fund.

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NOTE 10: COMMITMENTS AND CONTINGENCIES, INCLUDING FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK (Continued)

        The Company has also committed to contribute capital into a limited partnership (as a limited partner) under the SBIC program of the U.S. Small Business Administration. At June 30, 2017 and December 31, 2016, $1,180 in unfunded commitments were outstanding and subject to call by the fund. Cumulative capital contributions of $820 are included in other investments in the Company's condensed consolidated balance sheets at June 30, 2017 and December 31, 2016.

        The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Company, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the financial position or results of operations of the Company.

Lease Commitments

        The Company leases several of its banking facilities under operating leases. Total rent expense for operating leases of premises and equipment was approximately $456 and $1,179 for the three months ended June 30, 2017 and 2016 and $912 and $1,717 for the six months ended June 30, 2017 and 2016, respectively, and is reflected in net occupancy expense on the condensed consolidated statements of income.

NOTE 11: NOTE PAYABLE

        In conjunction with the acquisition of MC Bancshares, Inc., the Company entered into a loan agreement on February 1, 2015 with a correspondent financial institution for $31,000. The note is payable in quarterly installments beginning May 2015 with the first four installments interest only. The remaining quarterly installments will be in an amount necessary to amortize the unpaid principal balance over a period of seven years from February 2016 to February 2023. The interest rate will be the prime rate, adjusted for any change in prime rate at the time such change is made. As of June 30, 2017 and December 31, 2016 the balance outstanding was $25,464 and $27,679, respectively with interest accrued of approximately $175 and $172, respectively included in other liabilities on the condensed consolidated balance sheets. Interest paid was $512 and $539 for the six months ended June 30, 2017 and 2016, respectively.

        Covenants include tangible net worth not less than $200 million, cash flow coverage ratio not less than 1.25, Texas ratio (nonperforming assets plus loans 90 or more days past due as a percentage of tangible equity and reserves) not to exceed 15.00%, and additional debt not to exceed $50 million. As of June 30, 2017 and December 31, 2016, the Company was in compliance with all covenants required by the loan agreement.

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NOTE 12: INCOME TAXES

        The provision for income tax expense and effective tax rates for the three months ended June 30, 2017 and 2016 are as follows:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2017	2016	2017	2016
Provision for income tax expense	$3,181	$2,845	$6,213	$5,656
Effective tax rate	26.76%	30.87%	28.53%	30.53%

        The differences between the statutory rate of 35.0% and the effective tax rates presented in the table above were primarily attributable to permanent differences related to state income tax, tax exempt interest, bank-owned life insurance, and other non-deductible expenses.

NOTE 13: JUNIOR SUBORDINATED DEBT

Crosby Statutory Trust I

        During 2005, Crosby Bancshares, Inc., which was acquired by CBTX, Inc. in 2008, received proceeds of junior subordinated debt held by a trust (Crosby Statutory Trust I) that is funded by common securities, all of which were purchased by Crosby Bancshares, Inc., and trust preferred securities in the amount of $5,000 that are held by other investors. Funds raised by the trust totaling $5,155 were then loaned to Crosby Bancshares, Inc. in the form of junior subordinated debt. This debt was assumed by CBTX, Inc. at the date of acquisition. This debt is generally subordinated to other debt and deposits reflected on the consolidated balance sheets. The subordinated debt securities have a due date of December 15, 2035, with interest payable quarterly, due March 15, June 15, September 15, and December 15, of each year during the term of the debt.

        The interest rate of the debt is equal to the London Interbank Offered Rate of U.S. Dollar deposits in Europe (LIBOR), plus 1.44%, reset quarterly, which was 2.69% at June 30, 2017. CBTX, Inc. has the right to redeem these debt securities in whole, or from time to time in part, provided that all accrued and unpaid interest has been paid. Interest expense recorded in the condensed consolidated statements of income on this debt was approximately $34 and $27 for the three months ended June 30, 2017 and 2016, and $66 and $52 for the six months ended June 30, 2017 and 2016, respectively.

        The investment in common securities of the trust by the Company totals $155 and is reflected in other assets in the June 30, 2017 and December 31, 2016 condensed consolidated balance sheets.

County Bancshares Trust I

        During 2005, County Bancshares, Inc., which was acquired by CBTX, Inc. in 2007, received proceeds of junior subordinated debt held by a trust (County Bancshares Trust I) that is funded by common securities, all of which were purchased by County Bancshares, Inc., and trust preferred securities in the amount of $5,500 that are held by other investors. Funds raised by the trust totaling $5,671 were then loaned to County Bancshares, Inc. in the form of junior subordinated debt. This debt was transferred to CBTX, Inc. at the date of acquisition. This debt is generally subordinated to other

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NOTE 13: JUNIOR SUBORDINATED DEBT (Continued)

debt and deposits reflected on the consolidated balance sheets presented. The subordinated debt securities have a due date of April 7, 2035, with interest payable quarterly, due January 7, April 7, July 7, and October 7 of each year during the term of the debt.

        The interest rate of the debt is equal to the London Interbank Offered Rate of U.S. Dollar deposits in Europe (LIBOR), plus 2%, and is reset quarterly. The rate of interest at June 30, 2017 was 3.16%. CBTX has the right to redeem these debt securities in whole or from time to time in part (provided that all accrued and unpaid interest has been paid). Interest expense recorded in the condensed consolidated statements of income on this debt was approximately $45 and $38 during the three months ended June 30, 2017 and 2016, and $87 and $73 for the six months ended June 30, 2017 and 2016, respectively.

        The investment in common securities of the trust by the Company totals $171 and is reflected in other assets in the June 30, 2017 and December 31, 2016 condensed consolidated balance sheets.

        In December 2015, the Company purchased approximately $4,100 of the outstanding preferred securities for $3,075, reducing the outstanding preferred securities to $1,571.

NOTE 14: EMPLOYEE BENEFIT PLANS AND DEFERRED COMPENSATION ARRANGEMENTS

Employee Benefit Plans

        The Company maintains a 401(k) employee benefit plan in which substantially all employees that complete three months of service may participate. The Company, at its discretion, may match a portion of each employee's contribution. The Company, also at its discretion, may make additional contributions during the Plan year. For the six months ended June 30, 2017 and 2016, the Company made $965 and $937 in contributions to the plan, respectively.

Executive Deferred Compensation Arrangements

        The Company established an executive incentive compensation arrangement with several officers of the Bank, in which the executive is eligible for performance based incentive bonus compensation. As part of this compensation arrangement, the Company will contribute one-fourth of the incentive bonus amount into a deferred compensation account. The deferred amounts accrue a market rate of interest and are payable to the employees upon separation from the Bank provided the Plan's vesting arrangements have been met. At June 30, 2017 and December 31, 2016, the amount payable, including interest, for this deferred plan was approximately $2,224 and $2,013 respectively, and is included in other liabilities in the condensed consolidated balance sheets.

Salary Continuation Agreement

        The Company entered into a salary continuation arrangement in 2008 with the Company's then President and CEO that calls for payments of $100 per year for a period of 10 years commencing at age 65. Payments under the plan began during 2014. The Company's liability is approximately $543 and $583 at June 30, 2017 and December 31, 2016, respectively, and is included in other liabilities in the consolidated balance sheets. The Company recognized approximately $6 and $6 in expenses during

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NOTE 14: EMPLOYEE BENEFIT PLANS AND DEFERRED COMPENSATION ARRANGEMENTS (Continued)

three months ended June 30, 2017 and 2016, and approximately $11 and $12 in expenses during six months ended June 30, 2017 and 2016, respectively.

Change of Control and Non-Competition Agreements

        The Company is party to change of control and non-competition agreements with certain employees of the Bank. Under their respective agreements, upon a "change of control" of the Company (as that term is defined in the agreements) or an "involuntary termination" (as that term is defined in the agreements), each of these employees will be entitled to receive an amount equal to two times the sum of (i) base salary plus (ii) the average bonus paid to the officer during the three years preceding the "change of control" or "involuntary termination", as applicable. "Change of control", as that term is defined in the agreements, also includes an initial public offering of common stock by the Company, pursuant to an effective registration statement filed under the Securities Act. Upon a change of control, including completion of an initial public offering, the Company plans to pay these employees in accordance with the terms of their respective agreements an aggregate amount of approximately $2.5 million. No compensation expense has been recognized to date as the change in control condition is not yet considered probable.

NOTE 15: STOCK OPTION PLANS

        The Company acquired a Stock Option Plan which originated under VB Texas, Inc. in 2006 (2006 Plan) whereby participants may purchase shares of Company stock. The 2006 Plan limits the number of shares that may be optioned to 746,220. The Plan provides that no options may be granted after October 24, 2016.

        The Company also acquired a Stock Option Plan that originated in May 2011 under VB Texas, Inc. (2011 Plan). The 2011 Plan limits the number of shares that may be optioned to 406,400. The 2011 Plan provides that no options may be granted after May 18, 2021. The options granted under the plans shall be Incentive Stock Options intended to qualify as such under the provisions of Section 422 of the Internal Revenue code of 1986. On August 7, 2017, the board of directors of the Company terminated the 2011 Plan. At the date of termination, there were no options outstanding under this plan.

        The options granted to employees must be exercised within 10 years from the date of grant and vesting schedules are determined on an individual basis. At the merger date, all outstanding options became fully vested and were converted to options of the Company's common stock at an exchange ratio equal to the acquisition exchange rate for common shares. The Company will not issue any additional options under the two VB Texas plans.

        In May 2014, the Company adopted the 2014 stock option plan. The 2014 Plan limits the number of shares that may be optioned to 1,127,200. The Plan provides that no options may be granted after May 20, 2024. The options granted under this plan shall be Incentive Stock Options intended to qualify as such under the provisions of Section 422 of the Internal Revenue code of 1986. Options granted under the Plan expire ten years from the date of grant and become exercisable in installments over a

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NOTE 15: STOCK OPTION PLANS (Continued)

period of one to five years, beginning on the first anniversary of the grant. At June 30, 2017 and December 31, 2016, total options available for future grant amounted to 985,200.

        On September 13, 2017, the Company's shareholders approved the CBTX, Inc. 2017 Stock Incentive Plan (the "2017 Plan"), which was previously approved by the Company's board of directors. The 2017 Plan authorizes the Company to grant options and restricted stock awards to eligible employees, consultants and non-employee directors up to an aggregate of 600,000 shares of common stock.

        Cash received in exercise of share options during the six months ended June 30, 2017 and 2016 was $17 and $1,997, respectively.

        The following table summarizes activity under the stock option plans as of June 30, 2017 and 2016:

	June 30, 2017			June 30, 2016
(Dollars in thousands, except per share data) Options summary	Number of Shares Underlying Options	Weighted Average Exercise Prices	Weighted Average Contractual Term (in years)	Number of Shares Underlying Options	Weighted Average Exercise Prices	Weighted Average Contractual Term (in years)
Outstanding, beginning of period	248,314	$12.80	4.96	647,074	$10.99	2.83
Granted	50,000	$21.00	9.96	—	0.00	—
Forfeited	(2,000)	$16.80	7.80	—	0.00	—
Exercised	(1,000)	$16.80	—	(202,044)	$9.88	—

Outstanding, end of period	295,314	$14.15	5.36	445,030	$11.50	3.21

Exercisable, end of period	191,114	$11.58	—	371,230	$10.42	—

Unvested, end of period	104,200	$18.88	—	73,800	$16.91	—

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the 2017 grants. There were no options granted during 2016.

Six Months Ended June 30, 2017
Dividend yield	0.95%
Expected volatility	35.97%
Risk free interest rate	2.42%
Expected life in years	6.0

        The dividend yield assumption is based on the Company's history and expectation of dividend payouts. Expected volatility is based on the volatility of certain comparable public company peers. The risk-free interest rate is based upon the U.S. Treasury yield curve in effect at the time of grant. And expected life is based on the ten year term or historical exercise experience.

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NOTE 15: STOCK OPTION PLANS (Continued)

        The total intrinsic value of all options at June 30, 2017 and December 31, 2016 was estimated to be $2,023 and $2,036, respectively, of which $1,801 and $1,736, respectively is attributable to vested options. The intrinsic value at exercise date of options exercised during the six months ended June 30, 2017 and 2016 was less than $1 and $1,337, respectively.

        There were 104,200 options unvested at June 30, 2017, each with a grant date weighted average fair value of $4.43.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. There were 50,000 options granted during the six months ended June 30, 2017 and there were no options granted in the six months ended June 30, 2016.

        The dividend yield assumption is based on the Company's history and expectation of dividend payouts. Expected volatility is based on the Company's historical volatility of its common stock. The risk-free interest rate is based upon the U.S. Treasury yield curve in effect at the time of grant and expected life is based on the ten-year term or historical exercise experience.

        For options granted, compensation costs are recognized in the condensed consolidated statements of income based on their fair values on the date of the grant. For the three months ended June 30, 2017 and 2016, stock compensation expense was $7 and $8 and for the six months ended June 30, 2017 and 2016, stock compensation expense was $16 and $27, respectively. As of June 30, 2017, there was approximately $454 of total unrecognized compensation expense related to the stock-based compensation arrangements. That cost is expected to be recognized in the Company's consolidated statements of income over a weighted average period of 3.4 years.

NOTE 16: REGULATORY MATTERS

Regulatory Capital

        Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.

        The Company and Bank's Common Equity Tier 1 capital includes common stock and related capital surplus, net of treasury stock, and retained earnings. In connection with the adoption of the Basel III Capital Rules, the Company and Bank elected to opt-out of the requirement to include most components of accumulated other comprehensive income in Common Equity Tier 1. Common Equity Tier 1 for both the Company and Bank is reduced by goodwill and other intangible assets, net of associated deferred tax liabilities, and subject to transition provisions.

        When fully phased in on January 1, 2019, the Basel III Capital Rules will require the Company and Bank to maintain (i) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% Common Equity Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum ratio of Common

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NOTE 16: REGULATORY MATTERS (Continued)

Equity Tier 1 capital to risk-weighted assets of at least 7.0% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of Total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation) and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average quarterly assets.

        The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). The Basel III Capital Rules also provide for a "countercyclical capital buffer" that is applicable to only certain covered institutions and does not have any current applicability to the Company and Bank. The capital conservation buffer is designed to absorb losses during periods of economic stress and, as detailed above, effectively increases the minimum required risk-weighted capital ratios. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets below the effective minimum (4.5% plus the capital conservation buffer and, if applicable, the countercyclical capital buffer) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

        The following table presents actual and required capital ratios as of June 30, 2017 and December 31, 2016 for the Company and Bank under the Basel III Capital Rules:

	Actual		Minimum Capital Required-Basel III Phase-in Schedule		Minimum Capital Required-Basel III Fully Phased-in		Required to be Considered Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
June 30, 2017
Common Equity Tier I to Risk-Weighted Assets
Consolidated	$286,241	11.9%	$107,753	4.5%	$167,616	7.0%	$155,644	6.5%
Bank Only	$313,079	13.1%	$107,692	4.5%	$167,520	7.0%	$155,555	6.5%
Tier I Capital to Risk-Weighted Assets
Consolidated	$292,641	12.2%	$143,671	6.0%	$203,534	8.5%	$191,561	8.0%
Bank Only	$313,079	13.1%	$143,589	6.0%	$203,418	8.5%	$191,452	8.0%
Total Capital to Risk-Weighted Assets
Consolidated	$319,540	13.3%	$191,561	8.0%	$251,424	10.5%	$239,452	10.0%
Bank Only	$339,978	14.2%	$191,452	8.0%	$251,281	10.5%	$239,315	10.0%
Leverage Ratio
Consolidated	$292,641	10.4%	$112,988	4.0%	$112,988	4.0%	$141,236	5.0%
Bank Only	$313,080	11.1%	$112,988	4.0%	$112,988	4.0%	$141,236	5.0%

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NOTE 16: REGULATORY MATTERS (Continued)

	Actual		Minimum Capital Required-Basel III Phase-in Schedule		Minimum Capital Required-Basel III Fully Phased-in		Required to be Considered Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2016
Common Equity Tier I to Risk-Weighted Assets
Consolidated	$274,516	11.5%	$107,272	4.5%	$166,867	7.0%	$154,948	6.5%
Bank Only	$304,058	12.8%	$107,209	4.5%	$166,770	7.0%	$154,844	6.5%
Tier I Capital to Risk-Weighted Assets
Consolidated	$280,916	11.8%	$143,029	6.0%	$202,624	8.5%	$190,705	8.0%
Bank Only	$304,058	12.8%	$142,946	6.0%	$202,507	8.5%	$190,594	8.0%
Total Capital to Risk-Weighted Assets
Consolidated	$306,287	12.9%	$190,705	8.0%	$250,300	10.5%	$238,381	10.0%
Bank Only	$329,428	13.8%	$190,594	8.0%	$250,155	10.5%	$238,243	10.0%
Leverage Ratio
Consolidated	$280,916	9.8%	$114,872	4.0%	$114,872	4.0%	$143,590	5.0%
Bank Only	$304,058	10.6%	$114,872	4.0%	$114,872	4.0%	$143,590	5.0%

        Management believes that, as of June 30, 2017 and December 31, 2016, CBTX, Inc. and its bank subsidiary, CommunityBank of Texas, N.A., were "well capitalized" based on the ratios presented above.

        The Company and Bank are subject to the regulatory capital requirements administered by the Federal Reserve Board and, for the Bank, the Office of the Comptroller of the Currency. Regulatory authorities can initiate certain mandatory actions if Company or Bank fail to meet the minimum capital requirements, which could have a direct material effect on our financial statements. Management believes, as of June 30, 2017 and December 31, 2016, that the Company and Bank meet all capital adequacy requirements to which they are subject.

Dividend Restrictions

        In the ordinary course of business, the Company may be dependent upon dividends from the Bank to provide funds for the payment of dividends to shareholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years.

NOTE 17: FAIR VALUE DISCLOSURES

        The authoritative guidance for fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market

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participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

        The authoritative guidance requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the authoritative guidance establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

        Level 1 Inputs—Inputs are based upon unadjusted quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date. The fair values of the Company's equity securities were measured using Level 1 inputs.

        Level 2 Inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 investments consist primarily of obligations of U.S. government sponsored enterprises and agencies, obligations of state and municipal subdivisions, corporate bonds and mortgage-backed securities.

        Level 3 Inputs—Significant unobservable inputs that reflect an entity's own assumptions that market participants would use in pricing the assets or liabilities.

        During the six months ending June 30, 2017 and 2016, there were no transfers of assets or liabilities within the levels of the fair value hierarchy.

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NOTE 17: FAIR VALUE DISCLOSURES (Continued)

        In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use observable market-based parameters as inputs. Valuation adjustments may be made to ensure that assets and liabilities are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

        The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Financial Instruments Recorded at Fair Value

        Assets and liabilities measured at fair value on a recurring basis include the following:

        Securities Available for Sale:    Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For those securities classified as Level 2, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U. S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayments speeds, credit information and the bond's terms and conditions, among other things.

        Interest Rate Swaps with Customers:    For interest rate swaps with customers classified as Level 2, the Company obtains fair value measurements from an independent pricing service which uses the "income approach" as defined by ASC 820. Income approach calls for the utilization of valuation techniques to convert future cash flows as due to be exchanged per the terms of the financial instrument, into a single present value amount. Measurement is based on the value indicated by the market expectations about those future amounts as of the measurement date. The proprietary curves of the independent pricing service utilize pricing models derived from industry standard analytic tools, taking into account both Level 1 and Level 2 inputs.

        Interest Rate Swaps with Financial Institutions:    For interest rate swaps with financial institutions classified as Level 2, the Company obtains fair value measurements from an independent pricing service which uses the "income approach" as defined by ASC 820. Income approach calls for the utilization of valuation techniques to convert future cash flows as due to be exchanged per the terms of the financial instrument, into a single present value amount. Measurement is based on the value indicated by the market expectations about those future amounts as of the measurement date. The proprietary curves of the independent pricing service utilize pricing models derived from industry standard analytic tools, taking into account both Level 1 and Level 2 inputs.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(DOLLARS IN THOUSANDS)

NOTE 17: FAIR VALUE DISCLOSURES (Continued)

        The following table summarizes financial assets and financial liabilities measured at fair value on a recurring basis as of June 30, 2017 and December 31, 2016, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	June 30, 2017
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Financial Assets
Securities available for sale
State and municipal securities	$—	$61,964	$—	$61,964
U.S. Agency Securities:
Debt securities	—	20,447	—	20,447
Collateralized mortgage obligations	—	47,653	—	47,653
Mortgage-backed securities	—	89,151	—	89,151
Other securities	1,081	—	—	1,081
Interest rate swaps with customers	—	433	—	433
Interest rate swaps with financial institutions	—	307	—	307

Total financial assets	$1,081	$219,955	$—	$221,036

Financial liabilities
Interest rate swaps with customers	$—	$307	$—	$307
Interest rate swaps with financial institutions	—	433	—	433

Total financial liabilities	$—	$740	$—	$740

	December 31, 2016
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Financial Assets
Securities available for sale
State and municipal securities	$—	$58,979	$—	$58,979
U.S. Agency Securities:
Debt securities	—	20,341	—	20,341
Collateralized mortgage obligations	—	33,770	—	33,770
Mortgage-backed securities	—	91,790	—	91,790
Other securities	1,064	—	—	1,064
Interest rate swaps with customers	—	430	—	430
Interest rate swaps with financial institutions	—	350	—	350

Total financial assets	$1,064	$205,660	$—	$206,724

Financial liabilities
Interest rate swaps with customers	$—	$350	$—	$350
Interest rate swaps with financial institutions	—	430	—	430

Total financial liabilities	$—	$780	$—	$780

CBTX, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(DOLLARS IN THOUSANDS)

NOTE 17: FAIR VALUE DISCLOSURES (Continued)

        Certain financial assets and financial liabilities are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis during the reported periods include certain impaired loans reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Repossessed real estate and other assets as well as collateral values are estimated using Level 2 inputs based on observable market data, typically in the case of real estate collateral, or Level 3 inputs based on customized discounting criteria, typically in the case of non-real estate collateral such as inventory, accounts receivable, equipment or other business assets.

        The table below outlines certain assets measured on a non-recurring basis at June 30, 2017 and December 31, 2016.

	June 30, 2017
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Loans
Commercial and industrial	$—	$—	$3,879	$3,879
Real estate:
1-4 family residential	—	—	—	—

Total loans	$—	$—	$3,879	$3,879

Repossessed real estate and other assets	$—	$—	$176	$176

	December 31, 2016
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Loans
Commercial and industrial	$—	$—	$3,765	$3,765
Real estate:
Commercial real estate	—	—	1,660	1,660

Total loans	$—	$—	$5,425	$5,425

Repossessed real estate and other assets	$—	$—	$—	$—

Non-Financial Assets and Non-Financial Liabilities

        The Company does not have any non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment. Non-financial assets measured at fair value on a non-recurring basis during the reported periods include certain foreclosed assets which, upon initial recognition, were remeasured and reported

CBTX, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(DOLLARS IN THOUSANDS)

NOTE 17: FAIR VALUE DISCLOSURES (Continued)

at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, were remeasured at fair value through a write-down included in other non-interest expense. The fair value of a foreclosed asset is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. During the reported periods, all fair value measurements for foreclosed assets utilized Level 2 inputs.

        The following table presents foreclosed assets that were remeasured subsequent to initial recognition and reported at fair value:

	June 30, 2017	December 31, 2016
Foreclosed assets remeasured at initial recognition:
Carrying value of foreclosed assets prior to measurement	$583	$2,018
Charge-offs recognized in the allowance for loan losses	—	(47)

Fair value	$583	$1,971

Foreclosed assets remeasured subsequent to initial recognition:
Carrying value of foreclosed assets prior to measurement	$227	$630
Write-downs included in other noninterest expense	(51)	(65)

Fair value	$176	$565

Fair Value Disclosure for all Financial Instruments

        The Company is required to disclose the fair value of all financial instruments, including those financial assets and financial liabilities not recorded at fair value in its consolidated balance sheets, for which it is practicable to estimate fair value. Below is a table that summarizes the fair market values of all financial instruments of the Company at June 30, 2017 and December 31, 2016 followed by methods and assumptions that were used by the Company in estimating the fair value.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(DOLLARS IN THOUSANDS)

NOTE 17: FAIR VALUE DISCLOSURES (Continued)

        The estimated fair values of the Company's financial instruments are as follows:

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value	Carrying Amount
June 30, 2017
Financial Assets:
Cash and due from banks	$58,124	$—	$—	$58,124	$58,124
Interest bearing deposits in banks	249,049	—	—	249,049	249,049
Time deposits in other banks	—	600	—	600	600
Securities available for sale	—	219,215	—	219,215	219,215
Other securities	1,081	—	—	1,081	1,081
Securities held to maturity	—	37	—	37	34
Other investments	—	—	12,088	12,088	12,088
Loans, including held for sale, net	—	—	2,168,732	2,168,732	2,167,815
Cash surrender value of life insurance	—	67,091	—	67,091	67,091
Servicing asset	—	227	—	227	227
Accrued interest receivable	—	6,031	—	6,031	6,031
Interest rate swaps with customers	—	433	—	433	433
Interest rate swaps with financial institutions	—	307	—	307	307

Total financial assets	$308,254	$293,941	$2,180,820	$2,783,015	$2,782,095

Financial Liabilities:
Noninterest-bearing deposits	$1,030,865	$—	$—	$1,030,865	$1,030,865
Interest-bearing deposits	—	1,439,461	—	1,439,461	1,485,919
Repurchase agreements	—	2,179	—	2,179	2,179
Junior subordinated debt	—	6,726	—	6,726	6,726
Note payable	—	25,464	—	25,464	25,464
Accrued interest payable	—	536	—	536	536
Interest rate swaps with customers	—	307	—	307	307
Interest rate swaps with financial institutions	—	433	—	433	433

Total financial liabilities	$1,030,865	$1,475,106	$—	$2,505,971	$2,552,429

CBTX, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(DOLLARS IN THOUSANDS)

NOTE 17: FAIR VALUE DISCLOSURES (Continued)

	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value	Carrying Amount
December 31, 2016
Financial Assets:
Cash and due from banks	$53,000	$—	$—	$53,000	$53,000
Interest bearing deposits in banks	329,103	—	—	329,103	329,103
Time deposits in other banks	—	600	—	600	600
Securities available for sale	—	204,880	—	204,880	204,880
Other securities	1,064	—	—	1,064	1,064
Securities held to maturity	—	37	—	37	34
Other investments	—	—	12,063	12,063	12,063
Loans, including held for sale, net	—	—	2,139,645	2,139,645	2,130,492
Cash surrender value of life insurance	—	51,430	—	51,430	51,430
Servicing asset	—	186	—	186	186
Accrued interest receivable	—	6,674	—	6,674	6,674
Interest rate swaps with customers	—	430	—	430	430
Interest rate swaps with financial institutions	—	350	—	350	350

Total financial assets	$383,167	$264,587	$2,151,708	$2,799,462	$2,790,306

Financial Liabilities:
Noninterest-bearing deposits	$1,025,425	$—	$—	$1,025,425	$1,025,425
Interest-bearing deposits	—	1,451,512	—	1,451,512	1,515,335
Repurchase agreements	—	2,342	—	2,342	2,343
Junior subordinated debt	—	6,726	—	6,726	6,726
Note payable	—	27,679	—	27,679	27,679
Accrued interest payable	—	582	—	582	582
Interest rate swaps with customers	—	350	—	350	350
Interest rate swaps with financial institutions	—	430	—	430	430

Total financial liabilities	$1,025,425	$1,489,621	$—	$2,515,046	$2,578,870

        The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair values of all financial instruments have been determined as follows:

        Cash and Cash Equivalents and Time Deposits in Other Banks—For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(DOLLARS IN THOUSANDS)

NOTE 17: FAIR VALUE DISCLOSURES (Continued)

        Other Investments—Other investments consist of other correspondent bank stocks and CRA investments. For these investments, cost, which is generally the carrying amount, is a reasonable estimate of fair value due to redemption restrictions.

        Loans—Fair values of loans are estimated for segregated groupings of loans with similar financial characteristics. Loans are segregated by segment such as real estate, commercial and agricultural, consumer, and other loans. Each of these categories is further subdivided into fixed and adjustable rate loans and performing and nonperforming loans. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the various types of loans. Discount rates ranged from 2.30% to 16.50%. These rates reflect the rate environment for repricing the respective category of loans at June 30, 2017 and December 31, 2016. The fair value of the residential mortgage loans that are sold in the secondary market is estimated to be the carrying amount due to the short-term nature of these loans.

        Bank-owned Life Insurance—The carrying value for the cash value of life insurance is based on information received from the insurance carriers indicating the financial performance of the policies and the amount the Company would receive should the policies be surrendered and is considered a reasonable estimate of fair value.

        Deposits—The fair values for demand deposits are reported at a value equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit, savings accounts, and money market deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar deposits to a schedule of aggregated expected monthly maturities.

        Repurchase Agreements—For these short-term borrowings, carrying value is deemed to be a reasonable estimate of their fair value.

        Junior Subordinated Debentures—The fair value for these debentures is considered to be the carrying value due to the variable rate feature of the instruments.

        Servicing Assets—Fair value of the servicing assets is estimated using discounted cash flows based on current market interest rates.

        Accrued Interest—The carrying amounts of accrued interest approximate their fair value due to short term maturity.

NOTE 18: EARNINGS PER SHARE

        Basic earnings per common share is computed as net income available to common shareholders divided by the weighted average number of common shares outstanding during the period.

        Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common

CBTX, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(DOLLARS IN THOUSANDS)

NOTE 18: EARNINGS PER SHARE (Continued)

stock using the treasury stock method. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

        The following table illustrates the computation of basic and diluted earnings per share:

	Three Months Ended June 30,				Six Months Ended June 30,
	2017		2016		2017		2016
(Dollars in thousands, except per share data)	Amount	Per Share Amount	Amount	Per Share Amount	Amount	Per Share Amount	Amount	Per Share Amount
Net income for common stockholders	$8,705		$6,371		$15,567		$12,870

Basic:
Weighted average shares outstanding (shares in thousands)	22,062	$0.39	22,056	$0.29	22,062	$0.71	22,166	$0.58
Diluted:
Add incremental shares for:
Effect of dilutive securities—options	86		124		86		146

Adjusted weighted average shares outstanding (shares in thousands)	22,148	$0.39	22,180	$0.29	22,148	$0.70	22,312	$0.58

NOTE 19: SUBSEQUENT EVENTS

Par value and stock split dividend change

        On September 19, 2017, the Company amended and restated the Company's certificate of formation to, among other things, change the Company's name to CBTX, Inc., to increase the number of authorized preferred and common shares which the Company has the authority to issue and to reduce the par value of these shares to $0.01. The par value per share and the authorized number of shares of each class of stock changed resulting from this amendment to the certificate of formation is as follows:

Line Item	Par Value per Share Prior to Amendment	Par Value per Share Post Amendment	Authorized Number of Shares Prior to Amendment	Authorized Number of Shares Post Amendment
Preferred Stock	$10.00	$0.01	1,000,000	10,000,000
Common Stock	$10.00	$0.01	15,000,000	90,000,000

        Also, on September 20, 2017, the board of directors of the Company approved a 2-for-1 stock split, whereby each shareholder of the Company's common stock will receive one additional share of common stock for each share owned at the record date of September 30, 2017 in the form of a stock dividend that will be distributed on October 13, 2017.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (Continued)

(DOLLARS IN THOUSANDS)

NOTE 19: SUBSEQUENT EVENTS (Continued)

        The effects of the change in par value of the Company's shares and the stock split on outstanding shares and per share figures have been retroactively applied to all periods presented as if the transaction had occurred as of the beginning of the earliest period presented. In addition, the number of shares of common stock underlying the Company's stock options were proportionately increased and the exercise price of each stock option was proportionately decreased retroactively for all periods presented.

Sale of Branches

        On September 8, 2017, the Bank completed the sale of its branch located in Huffman, Texas, referred to as the Huffman Branch. Pursuant to a purchase and assumption agreement, the Bank sold certain assets associated with the Huffman Branch valued at approximately $1.4 million, other than loans, and the purchaser assumed approximately $15.3 million in deposits at the Huffman Branch. We believe that the sale of the Huffman Branch will reduce our non-interest expense going forward and we do not believe it will impact our liquidity.

        On September 14, 2017, we sold the real estate associated with our Deweyville, Texas branch, referred to as the Deweyville Branch, and we leased the facility back for approximately 120 days while we finalize the regulatory process for approval of closing this branch office. We expect to complete the closing of the Deweyville Branch on December 18, 2017. The $4.7 million in deposits and $50,000 of loans at the Deweyville Branch will be transferred to one of our other nearby branch locations. We believe that the closure of the Deweyville Branch will reduce our non-interest expense going forward and we do not believe it will impact our liquidity.

        The Company does not believe that the sale of our Huffman and Deweyville branches represents any strategic shift in the Company's operations.

        There were no subsequent events, other than previously disclosed, to report between June 30, 2017, the date of the financial statements, and August 14, 2017, the date the consolidated financial statements were available to be issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CBTX, Inc.

        We have audited the accompanying consolidated balance sheets of CBTX, Inc. (formerly known as CBFH, Inc.) (a Texas corporation) and its subsidiary (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of CBTX, Inc. and its subsidiary as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America.

GRANT THORNTON LLP

Dallas, Texas

August 14, 2017 (except for the effects of the par value change described in Note 1, as to which the date is September 26, 2017 and except for the effects of the stock split dividend described in Note 1, as to which the date is                        .)

        The foregoing auditor's report is in the form that will be signed upon effectiveness of the stock split dividend described in Note 1 to the financial statements.

/s/ GRANT THORNTON LLP

Dallas, Texas

August 14, 2017 (except for the effects of the par value change described in Note 1, as to which the date is September 26, 2017)

CBTX, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS
Cash and due from banks	$53,000,463	$51,720,854
Interest bearing deposits at other financial institutions	329,102,689	383,179,938

Total Cash and Cash Equivalents	382,103,152	434,900,792
Time deposits in other banks	600,000	400,000
Securities	205,977,884	145,788,640
Other investments	12,063,413	12,006,364
Loans held for sale	613,100	1,562,385
Loans, net of allowance for loan lossess of $25,005,527 and $25,315,310, respectively	2,129,879,059	2,066,694,266
Premises and equipment, net	57,514,266	60,930,985
Goodwill	80,950,439	80,950,439
Other intangible assets, net of accumulated amortization of $12,851,308 and $11,683,820, respectively	7,790,696	8,878,615
Cash value of life insurance	51,429,709	50,440,926
Deferred tax asset, net	9,031,269	8,430,392
Repossessed real estate and other assets	1,860,947	1,091,782
Other assets	11,708,469	10,549,045

Total Assets	$2,951,522,403	$2,882,624,631

LIABILITIES AND SHAREHOLDERS' EQUITY
Non-interest bearing deposits	$1,025,424,756	$1,053,957,308
Interest bearing deposits	1,515,334,989	1,429,408,899

Total Deposits	2,540,759,745	2,483,366,207
Repurchase agreements	2,342,961	2,090,149
Junior subordinated debt	6,726,000	6,726,000
Notes Payable	27,678,571	31,000,000
Other liabilities	16,377,532	15,129,232

Total Liabilities	2,593,884,809	2,538,311,588

Commitments and Contingencies (Note 14)
Shareholders' Equity
Preferred stock, $0.01 par value, 10,000,000 shares authorized, no shares issued	—	—
Common stock, $0.01 par value, 90,000,000 shares authorized, 22,971,504 shares issued, 22,062,072 and 22,303,474 outstanding at December 31, 2016 and 2015, respectively	229,715	229,715
Additional Paid in Capital	278,501,143	281,162,818
Retained earnings	95,274,351	72,461,900
Treasury stock, at cost (909,432 and 668,030 shares held at December 31, 2016 and 2015, respectively)	(15,446,026)	(10,955,466)
Accumulated other comprehensive income (loss)	(921,589)	1,414,076

Total Shareholders' Equity	357,637,594	344,313,043

Total Liabilities and Shareholders' Equity	$2,951,522,403	$2,882,624,631

See accompanying notes to consolidated financial statements.

CBTX, INC.

CONSOLIDATED STATEMENTS OF INCOME

DECEMBER 31, 2016 AND 2015

	2016	2015
INTEREST INCOME
Interest and fees on loans	$103,722,976	$100,785,572
Securities	3,801,497	2,814,682
Federal funds sold and interest bearing deposits	2,426,912	1,924,897

Total Interest Income	109,951,385	105,525,151

INTEREST EXPENSE
Deposits	7,073,213	6,500,526
Repurchase agreements	4,802	3,674
Notes Payable	1,061,107	932,368
Junior subordinated debt	265,720	217,583

Total Interest Expense	8,404,842	7,654,151

NET INTEREST INCOME	101,546,543	97,871,000
PROVISION FOR LOAN LOSSES	4,575,000	6,950,000

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	96,971,543	90,921,000

NON-INTEREST INCOME
Deposit account service charges	6,537,987	6,911,265
Net gain on sale of assets	1,922,556	783,061
Gain on redemption of junior subordinated debt	—	1,025,000
Card interchange fees	3,352,311	3,331,304
Earnings on bank owned life insurance	1,355,678	1,356,622
Other	2,580,678	1,559,394

Total Non-Interest Income	15,749,210	14,966,646

NON-INTEREST EXPENSE
Salaries and employee benefits	44,238,882	41,601,414
Net occupancy expense	10,100,111	9,844,127
Regulatory fees	2,299,729	2,205,723
Data processing	2,483,534	2,415,886
Printing, stationery and office	2,981,434	2,959,345
Amortization of intangibles	1,167,487	1,304,928
Professional and directors fees	2,480,534	2,461,531
Correspondent bank and customer related transaction expenses	320,399	325,285
Loan processing costs	508,508	619,010
Advertising, marketing and business development	789,404	924,674
Repossessed real estate and other asset expense	318,195	227,519
Security and protection expense	1,717,632	1,619,405
Merger expense	—	1,373,814
Other expenses	4,096,457	3,077,842

Total Non-Interest Expense	73,502,306	70,960,503

NET INCOME BEFORE INCOME TAX EXPENSE	39,218,447	34,927,143
INCOME TAX EXPENSE	(12,010,386)	(10,790,751)

CONSOLIDATED NET INCOME	$27,208,061	$24,136,392

EARNINGS PER COMMON SHARE
Basic	$1.23	$1.07

Diluted	$1.22	$1.06

See accompanying notes to consolidated financial statements.

CBTX, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
Consolidated Net income	$27,208,061	$24,136,392

Unrealized (loss) gains on securities available for sale arising during the period, net	(3,621,768)	(527,317)
Reclassification adjustment from net gains included in net income	28,438	—
Change in related deferred income tax	1,257,665	184,561

Other Comprehensive (loss) income	(2,335,665)	(342,756)

Total Comprehensive Income	$24,872,396	$23,793,636

See accompanying notes to consolidated financial statements.

CBTX, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	Common Stock				Treasury Stock		Accumulated Other Comprehensive Income (Loss)
			Additional Paid in Capital	Retained Earnings
	Shares	Amount			Shares	Amount		Total
Balance, December 31, 2014	22,971,504	$229,715	$281,247,544	$52,812,233	(437,574)	$(6,794,163)	$1,756,832	$329,252,161
Purchase Shares of Treasury Stock					(246,708)	(4,417,840)		(4,417,840)
Issuance of Shares of Treasury Stock by Exercise of Stock Options			(96,551)		16,252	256,537		159,986
Stock Based Compensation Expense			11,825					11,825
Dividends paid on Common Stock, $0.20 per share				(4,486,725)				(4,486,725)
Consolidated Net Income				24,136,392				24,136,392
Change in Unrealized Gain on Securities, net of Tax of $(184,561)	—	—	—	—	—	—	(342,756)	(342,756)

Balance, Decemeber 31, 2015	22,971,504	229,715	281,162,818	72,461,900	(668,030)	(10,955,466)	1,414,076	344,313,043
Purchase of Treasury Stock					(635,100)	(11,078,436)		(11,078,436)
Issuance of Shares of Treasury Stock			(2,704,963)		393,698	6,587,876		3,882,913
Stock Based Compensation Expense			43,288					43,288
Dividends paid on Common Stock, $0.20 per share				(4,395,610)				(4,395,610)
Consolidated Net Income				27,208,061				27,208,061
Change in Unrealized Loss on Securities, net of Tax of $(1,257,665)	—	—	—	—	—	—	(2,335,665)	(2,335,665)

Balance, December 31, 2016	22,971,504	$229,715	$278,501,143	$95,274,351	(909,432)	$(15,446,026)	$(921,589)	$357,637,594

See accompanying notes to consolidated financial statements.

CBTX, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net income	$27,208,061	$24,136,392

Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Provision for loan losses	4,575,000	6,950,000
Depreciation	3,259,250	3,642,753
Deferred federal income tax provision	600,877	(1,664,182)
Amortization of intangibles	1,167,487	1,304,928
Valuation write downs on repossessed real estate and other assets	65,000	115,275
Net realized gain on securities	(28,437)	—
Net realized gain on other securities	(23,933)	(22,119)
Loss on sale of repossessed real estate and other assets	179,422	154,421
Gain on sale of loans held for sale	(458,316)	(369,584)
Gain on sale of loans	(315,370)	(547,911)
(Gain) loss on sale of fixed assets	(1,328,292)	(19,828)
Gain on redemption of junior subordinated debt	—	(1,025,000)
Net income on bank owned life insurance	(1,355,678)	(1,356,622)
Amortization of premiums on investment securities, net	1,266,833	907,069
Stock based compensation expense	43,288	11,825
Change in operating assets and liabilities:
Net decrease (increase) in loans held for sale	1,407,601	(573,301)
Other assets	(1,187,980)	2,459,336
Other liabilities	967,509	(1,269,254)

Total adjustments	8,834,261	8,697,806

Net cash provided by operating activities	36,042,322	32,834,198

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of MCBI, net of cash acquired	—	(5,936,355)
Activity in available for sale securities:
Purchases	(406,172,733)	(383,162,399)
Proceeds from sales, calls, and maturities	322,861,312	321,135,000
Principal repayments	18,593,791	10,876,850
Activity in held to maturity securities:
Principal repayments	1,385	2,116
Redemption of other investments	327,395	241,211
Purchase of other investments	(379,544)	(2,128,000)
Net (increase) decrease in time deposits in other banks	(200,000)	251
Increase in loans, net	(78,552,952)	(36,341,716)
Purchases of loan participations	—	(6,771,511)
Sales of loan participations	4,948,305	26,755,259
Sale of SBA loans	3,489,542	3,593,195
Redemption (purchase) of bank owned lfe insurance	366,895	(15,000,000)
Proceeds from sale of repossessed other assets	365,799	163,309
Proceeds from sale of repossessed real estate	1,291,295	698,841
Purchases of premises and equipment	(1,882,497)	—
Sales of premises and equipment	3,368,258	(2,790,403)

Net cash (used) by investing activities	(131,573,749)	(88,664,352)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease) increase in noninterest-bearing deposits	(28,532,552)	1,185,549
Net increase (decrease) in interest-bearing deposits	85,926,090	(14,253,772)
Net increase (decrease) in securities sold under agreements to repurchase	252,812	(2,096,126)
Purchase of treasury stock	(11,078,436)	(4,417,841)
Proceeds from issuance of treasury stock for exercise of stock options	3,882,913	159,987
Purchase of trust preferred securities	—	(3,075,000)
Proceeds from note payable	—	31,000,000
Repayment of note payable	(3,321,429)	—
Repayment of Federal Home Loan Bank Advances	—	(4,032,831)
Dividends paid on common stock	(4,395,610)	(4,486,725)

Net cash provided (used in) financing activities	42,733,788	(16,759)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(52,797,639)	(55,846,913)
CASH AND CASH EQUIVALENTS, BEGINNING	434,900,792	490,747,705

CASH AND CASH EQUIVALENTS, ENDING	$382,103,153	$434,900,792

See accompanying notes to consolidated financial statements.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

        Basis of Presentation—The accompanying consolidated financial statements include the accounts of CBTX, Inc. (the Company) and CommunityBank of Texas, N.A. (the Bank), a wholly owned subsidiary of the Company. All material intercompany balances and transactions have been eliminated in consolidation.

        Nature of Operations—The Company was formed on January 26, 2007, and through its Bank subsidiary, operates 37 locations throughout Southeast Texas in Chambers, Fort Bend, Hardin, Harris, Jasper, Jefferson, Newton, Orange, Tyler, and Wharton counties. The Company's primary source of revenue is from investing funds received from depositors and from providing loan and other financial services to its customers. The Bank operates under a national charter and therefore is subject to regulation by the Office of the Comptroller of the Currency (OCC) and the Federal Deposit Insurance Corporation (FDIC). The Company is subject to regulation by the Federal Reserve Board.

        Summary of Significant Accounting and Reporting Policies—The accounting and reporting policies of the Company and the Bank conform to generally accepted accounting principles in the United States of America (U.S. GAAP) and to prevailing practices within the banking industry. A summary of significant accounting policies follows.

        Segment Reporting—The Company has one reportable segment. All of the Company's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, lending is dependent upon the ability of the Company to fund itself with deposits and borrowings while managing the interest rate and credit risk. Accordingly, all significant operating decisions are based upon analysis of the Bank as one segment or unit. The Company's chief operating decision-maker, the CEO, uses the consolidated results to make operating and strategic decisions.

        Use of Estimates—In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheets and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate primarily to the determination of the allowance for possible credit losses, the fair value of the Company's investment securities, repossessed assets, deferred tax assets, financial instruments and intangible assets.

        Cash and Due from Banks—The Bank, as a correspondent of the Federal Reserve Bank, is required to maintain reserves for the purpose of facilitating the implementation of monetary policy. These reserves may be maintained in the form of balances at the Federal Reserve Bank or by vault cash maintained at the Bank. The reserve requirements for the Bank were approximately $16,120,000 and $14,546,000 at December 31, 2016 and 2015, respectively. Accordingly, cash and due from banks balances were restricted to that extent.

        The majority of cash, cash equivalents and time deposits of the Company are maintained with major financial institutions in the United States and have original maturities less than 90 days. Interest bearing account deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and therefore, bear

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions with which it has deposits. The Company has cash deposits in correspondent financial institutions in excess of the amount insured by the FDIC in the amount of $79,240,679 and $94,304,407 at December 31, 2016 and 2015, respectively.

        Securities—Securities are accounted for on a trade date basis. Premiums and discounts are amortized and accreted to operations using the level-yield method of accounting, adjusted for prepayments as applicable. Interest earned on these assets is included in interest income. The specific identification method of accounting is used to compute gains or losses on the sales of these assets.

        Securities available for sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported as a separate component of shareholders' equity until realized. Securities within the available for sale portfolio may be used as part of the Company's asset/liability strategy and may be sold in response to changes in interest risk, prepayment risk or other similar economic factors.

        Securities held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts. Management has the positive intent and the ability to hold these long-term securities until their scheduled maturities.

        Investment securities classified as available for sale or held to maturity are generally evaluated for other-than-temporary impairment (OTTI) under the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 320, Investments—Debt and Equity Securities. In determining OTTI, management considers many factors, including: (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and the ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

        When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether the Company intends to sell the security or will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss. If the Company intends to sell the security or it is more likely that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not likely that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors shall be recognized in other comprehensive income, net of applicable taxes. The previous amortized cost basis less the OTTI recognized in earnings shall become the new amortized cost basis of the investment.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        Other Investments—Banks that are members of the Federal Home Loan Bank (FHLB) are required to maintain a stock investment in the FHLB calculated as a percentage of aggregate outstanding mortgages, outstanding FHLB advances, and other financial instruments. FHLB stock is capital stock that is bought from and sold to the FHLB at $100 par value. Both stock and cash dividends may be received on FHLB stock and are recorded when received as interest income. At December 31, 2016 and 2015, the Company held $1,172,600 and $1,167,700 in Federal Home Loan Bank stock, respectively.

        Banks that are members of the Federal Reserve System are required to annually subscribe to Federal Reserve Bank (FRB) stock in specific ratios to the Bank's equity. Although the par value of the stock is $100 per share, member banks pay only $50 per share at the time of purchase with an understanding that the other half of the subscription amount is subject to call at any time. The stock does not provide the owner with control or financial interest in the FRB, is non-transferable, and cannot be used as collateral. Dividends are received in the form of cash and are recorded as interest income when received. At December 31, 2016 and 2015, the Company held $9,271,300 and $9,279,500 in Federal Reserve Bank stock which is included in other investments on the consolidated balance sheets.

        The Company also held $141,150 in the stock of The Independent Bankers Financial Corporation (TIB) at December 31, 2016 and 2015, which is included in other investments on the consolidated balance sheets. Investments in stock of the FHLB, the FRB, and TIB are included in other investments in the consolidated balance sheets, are considered to be restricted investments due to limited marketability, and are stated at cost as management believes their cost value is ultimately recoverable.

        The Company has two private investment funds and a limited partnership (as a limited partner) in other investments. All of these investments are qualified Community Reinvestment Act (CRA) investments under the Small Business Investment Company (SBIC) program of the U.S. Small Business Administration. The investments are stated at cost which management believes to be recoverable and have required periodic capital calls which are described further in Note 15. Unfunded commitments related to these investments are described in Note 14 as well. In addition, the Company has an investment in a CRA mutual fund which is adjusted each month for earnings. The investment is carried at fair value. The CRA Mutual Fund has been included as available for sale other securities in Note 3.

        Loans Held for Sale—Loans held for sale include mortgage loans originated with intent to sell on the secondary market. These loans are held for an interim period, usually less than 30 days. Accordingly, these loans are classified as held for sale and are carried at cost which is determined on an aggregate basis and deemed to be the equivalent of fair value based on the short term nature of the loans. See Note 4 for more information on these loans.

        Loans—The Company, through its Bank subsidiary grants mortgage, commercial and consumer loans to customers throughout counties located in Southeast Texas. The ability of the Company's debtors to honor their contracts is dependent in part upon the general economic conditions in these areas.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off, which are measured at historical cost, are generally reported at their outstanding unpaid principal balances net of any unearned income, charge-offs, and unamortized deferred fees and costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income over the lives of the related loans. Unearned income is amortized to interest income using a level yield methodology without anticipating payoffs.

        The Company records lines of credit at their funded portion. All unfunded amounts for loans in process and credit lines are reported as unfunded commitments, as reflected in Note 14. Interest income is accrued on the unpaid principal balance.

        Accounting guidance defines a portfolio segment as the level at which an entity develops and documents a systematic methodology to determine the allowance for credit losses, and a class of financing receivables as the level of disaggregation of portfolio segments based on the initial measurement attribute, risk characteristics and methods for assessing risk. The Company's portfolio segments are Commercial and Industrial, Real Estate, Consumer, Agriculture, and Other. The classes of financing receivables within the Real Estate segment are Commercial Real Estate, Construction and development, 1-4 Family Residential, and Multifamily Residential. The remaining portfolio segments contain a single class of financing receivables. The allowance for credit losses is presented by portfolio segment and class of financing receivable.

        The Company selectively extends credit for the purpose of establishing long-term relationships with its customers. The Company mitigates the risks inherent in lending by focusing on businesses and individuals with demonstrated payment history, historically favorable profitability trends and stable cash flows. In addition to these primary sources of repayment, the Company looks to tangible collateral and personal guarantees as secondary sources of repayment. Lending officers are provided with detailed underwriting policies covering all lending activities in which the Company is engaged and that require all lenders to obtain appropriate approvals for the extension of credit. The Company also maintains documentation requirements and extensive credit quality assurance practices in order to identify credit portfolio weaknesses as early as possible so any exposures that are discovered may be reduced.

        The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management and the Board of Directors review and approve these policies and procedures on a regular basis. A reporting system supplements the review process by providing management and the Board of Directors with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

        The Company retains an independent third party to review and validate the credit risk program on a periodic basis. Results of these reviews are presented to management and the Board of Directors. The loan review process supplements the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        Government Guaranteed Loans—The Company originates loans that are partially guaranteed by the U.S. Small Business Administration (SBA) and as is customary with these loans, the Company will often sell the guaranteed portion of these loans as market conditions and pricing allow for a gain to be recorded on the sale. Loan sales are recorded when control over the transferred asset has been relinquished. Control over the transferred portion is deemed to be surrendered when the assets have been removed from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

        In calculating the gain on sale of SBA loans, the Company's investment in the loan is allocated among the unguaranteed portion of the loan, the servicing amount retained, and the guaranteed portion of the loan sold, based on the relative fair market value of each portion. The gain on the sold portion of the loan is recognized based on the difference between the sale proceeds and the allocated investment.

        Loan Servicing—Servicing assets are recognized as separate assets when rights are acquired through the sale of financial assets. Servicing assets are initially recorded at fair market value and amortized in proportion to and over the period of net servicing income (if servicing revenues exceed servicing costs) or net servicing loss (if servicing costs exceed servicing revenues), and assessed for impairment or increased obligation based on fair value at each reporting date. Fair market value is based on the gross coupon less an assumed contractual servicing cost.

        Servicing fee income is recorded for fees earned from servicing loans. The fees are based on a contractual percentage of the outstanding principal and are recorded as income when earned. The amortization of the loan servicing rights is netted against loan servicing fee income.

        Nonrefundable Fees and Costs Associated With Lending Activities—Loan origination and commitment fees are deferred and accreted into income over the term of the loan. The unamortized balance of deferred loan fees reduces the investment in loans on the balance sheet. In addition, direct origination costs are deferred and amortized against interest income over the term of the loan. The unamortized balance of deferred origination costs is added to the investment in loans on the balance sheet.

        Nonperforming Loans and Past Due Loans—Included in the nonperforming loan category are loans which have been categorized by management as nonaccrual because of delinquency status or because collection of interest is doubtful and loans which have been restructured to provide a reduction in the interest rate or a deferral of interest or principal payments.

        When the payment of principal or interest on a loan is delinquent for 90 days, or earlier in some cases, the loan is placed on nonaccrual status, unless the loan is in the process of collection or renewal and the underlying collateral fully supports the carrying value of the loan. If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the accruing status of the loan and the probability that the Company will collect all principal and interest amounts outstanding.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        When a loan is placed on nonaccrual status, interest accrued and uncollected during the current year prior to the judgment of uncollectability, is charged to operations unless the loan is well secured with collateral values sufficient to ensure collection of both principal and interest. Generally, any payments received on nonaccrual loans are applied first to outstanding loan amounts, reducing the Company's recorded investment in the loan, and next to the recovery of charged-off principal or interest amounts. Any excess is treated as recovery of lost interest. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        A loan is defined as impaired if, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments.

        The allowance for loan losses related to impaired loans is determined based on the difference between the carrying value of loans and the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent.

        Interest income received on impaired loans is either applied against principal or realized as interest income, according to management's judgment as to the collectability of principal.

        Troubled Debt Restructurings—The Company will classify a loan as a troubled debt restructuring if both (i) the borrower is experiencing financial difficulties and (ii) the borrower has been granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. Interest is generally accrued on such loans in accordance with the new terms.

        Allowance for Loan Losses—The allowance for loan losses represents management's estimate of probable losses inherent in the Company's lending portfolio. Credit exposures deemed to be uncollectible are charged against these accounts. Cash recovered on previously charged-off amounts is recorded as a recovery to these accounts. The allowance for loan losses does not include amounts related to accrued interest receivable as accrued interest receivable is reversed when a loan is placed on nonaccrual or is charged-off.

        The Company employs a systematic methodology for determining the allowance for loan losses that consists of two components: (i) specific valuation allowances determined in accordance with ASC Topic 310—Receivables based on probable losses on specific loans; (ii) historical valuation allowances determined in accordance with ASC Topic 450—Contingencies based on historical average loss experience for similar loans with similar characteristics and trends adjusted, as necessary, to reflect the impact of current conditions; and further adjusted for general economic conditions and other risk factors both internal and external to the Company.

        A loan, with the exception of groups of smaller-balance homogenous loans, is considered impaired and subject to ASC Topic 310 when, based on current information, it is probable that the borrower will be unable to pay contractual interest or principal payments as scheduled in the loan agreement. Loans

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

        The specific allowance related to an impaired loan is established when the carrying value of the loan is more than the present value of expected cash flows discounted at the loan's effective interest rate or, as a practical expedient, the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. The Company uses fair market value less reasonable and customary costs to sell for collateral dependent loans. In certain instances, a specific allowance will be established to protect against market deterioration.

        The allowance on the remaining portfolio segments is calculated using historical loss rates adjusted for qualitative factors in accordance with ASC Topic 450. Criticized and classified loans, not deemed impaired, are subject to an allowance based on the historical loss migration analysis by grade adjusted for qualitative factors. Pass loans are subject to an allowance based on historical losses by product type adjusted for qualitative factors.

        The general component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and historical losses in the portfolio. The general valuation factor is based upon a more qualitative analysis of risk. Various risks are considered in the determination of the environmental adjustment factor such as asset quality, lending management and staff, loan policies and procedures, loan review, credit concentrations, loan volumes, collateral values, compliance, and economic trends.

        Concentrations of Risk—The Company's investments are potentially subject to various levels of risk associated with economic and political events beyond management's control. Consequently, management's judgment as to the level of losses that currently exist or may develop in the future involves the consideration of current and anticipated conditions and their potential effects on the Company's investments. In determining fair value of these investments, management obtains information, which is considered reliable, from third parties in order to value its investments. Due to the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks could materially impact the amounts reflected herein.

        Generally all of the Company's loans, loan commitments, and letters of credit have been granted to customers in the counties in Texas in which it operates branch facilities. The Company's loans are generally secured by specific items of collateral including real property, consumer assets, and business assets.

        Although the Company has a diversified loan portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions. Concentrations of credit by type of loan are set forth in Note 4. It is the Company's policy to not extend credit to any single borrower or group of related borrowers in excess of its subsidiary Bank's legal lending limits as defined by state and federal banking regulations. The regional economy of certain counties where the Company operates depends heavily on the forestry and oil and gas industries. The ultimate collectability and performance of a substantial portion of the Company's loan portfolio is dependent on the local market conditions in all counties in which the Company operates.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        Interest Rate Risk—The Company is principally engaged in providing short-term commercial loans with interest rates that fluctuate with various market indices and intermediate-term, fixed rate real estate loans. These loans are primarily funded through short-term demand deposits and longer-term certificates of deposit with fixed rates. Deposits that are not utilized to fund loans are invested in federal funds or securities that meet the Company's investment quality guidelines. Unrealized investment gains and losses on securities available for sale resulting from changing market interest rates are reflected in other comprehensive income or loss.

        A portion of the Company's investments that are available for sale have contractual maturities extending beyond 10 years (as reflected in the maturity table in Note 3), bear fixed rates of interest and are collateralized by residential mortgages. Repayment of principal on these bonds is primarily dependent on the cash flows received from payments on the underlying collateral to the bond issuer and therefore, the likelihood of prepayment is impacted by the current economic environment. Reduced prepayments could extend the Company's original anticipated holding period, or duration, and thus increases interest rate risk over time, should market rates increase.

        Premises and Equipment—Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets. Land is carried at cost. Leasehold improvements are amortized over the life of the lease plus renewal options or the estimated useful lives, whichever is shorter. Buildings are depreciated over a period not to exceed thirty two years. Depending upon the type of furniture and equipment, the depreciation period will range from three to ten years. Bank vehicles are amortized over a period of three years. Gains and losses on dispositions are included in other non-interest income. During periods of real estate development, interest on construction costs is capitalized if considered material by management.

        Bank owned life insurance—The Company owns cash value life insurance policies which pay benefits to the Bank upon the death of certain employees. For each policy, the Bank is a general creditor of the insurance company. Increases to the cash surrender value of the policies are non-cash earnings and are recorded in noninterest income. Expenses related to life insurance policies are recorded in other noninterest expense.

        Repossessed Real Estate and Other Assets—Real estate and other assets acquired through repossession or foreclosure are held for sale and are initially recorded at the fair value of the asset less any selling costs, establishing a new cost basis. Outstanding loan balances are reduced to reflect this value through charges to the allowance for possible credit losses. Subsequent to repossession or foreclosure, the asset is carried at the lower of its new cost basis or fair value, less estimated costs to sell. Subsequent adjustments to reflect changes in value below the recorded amounts are recognized in income in the period such determinations are assessed. Required developmental costs associated with foreclosed property under construction are capitalized and considered in determining the fair value of the property. Operating expenses of these assets, net of related income, and gains and losses on their disposition are included in other non-interest income or expense.

        Other Assets—Included in other assets on the Company's consolidated balance sheets are accrued interest receivable on loans and investments, prepaid expenses, and other miscellaneous assets.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        Goodwill, Servicing Assets and Intangible Assets—ASC Topic 350, Intangibles—Goodwill and Other Intangible Assets, requires an annual assessment for impairment of goodwill, and a write down of the goodwill if impairment occurs. In accordance with ASC Topic 350, goodwill will not be amortized but will be periodically tested for impairment based on the reporting unit.

        Impairment would exist if the fair value of the reporting unit at the date of the test is less than the goodwill recorded on the financial statements. If an impairment of goodwill exists, loss would then be recognized in the consolidated financial statements to the extent of the impairment.

        ASC Topic 350 also requires that identifiable intangibles be amortized over their estimated useful life. The Company has identified intangibles in the form of core deposit, loan servicing assets and customer relationship intangibles. The core deposit intangible is being amortized over a seven to ten year period using an accelerated method in keeping with the anticipated benefits derived from those core deposits. The customer relationship intangible is being amortized over a fifteen year period. The Company also has loan servicing assets that are being amortized over the term of the related loans. Based on the results of the Company's assessment, management does not believe any impairment of goodwill or other intangible assets exists at December 31, 2016 or 2015.

        Income Taxes—The Company prepares and reports income taxes on a consolidated basis. Income taxes are accounted for under the guidance of ASC Topic 740, Income Taxes, and are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the book and tax basis of the allowance for possible credit losses, the amortization of identifiable intangibles, and accumulated depreciation. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

        A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. In addition, management does not believe there are any unrecorded deferred tax liabilities that are material to the financial statements.

        The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination by the taxing authorities based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements would be the benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. For the years ended December 31, 2016 and 2015, management has determined there are no material uncertain tax positions.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        The Company is subject to Texas Margin Tax. Texas Margin Tax amounted to $140,000 and $102,427 for the years ended December 31, 2016 and 2015, respectively, and is recorded in income tax expense in the consolidated statements of income.

        As of December 31, 2016, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2011 forward for the State of Texas and from the year 2012 forward for federal. When necessary, the Company would include interest expense assessed by taxing authorities in interest expense and penalties related to income taxes in other expense on its consolidated statements of income. The Company did not record any interest or penalties related to income tax for the years ended December 31, 2016 and 2015.

        Derivative Financial Instruments—The Company's hedging policies permit the use of various derivative financial instruments to manage interest rate risk or to hedge specified assets and liabilities. All derivatives are recorded at fair value on the balance sheet. Derivatives executed with the same counterparty are generally subject to master netting arrangements; however, fair value amounts recognized for derivatives and fair value amounts recognized for the right/obligation to reclaim/return cash collateral are not offset for financial reporting purposes. The Company may be required to recognize certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative.

        To qualify for hedge accounting, derivatives must be highly effective at reducing the risk associated with the exposure being hedged and must be designated as a hedge at the inception of the derivative contract. If derivative instruments are designated as hedges of fair values, and such hedges are highly effective, both the change in the fair value of the hedge and the hedged item are included in current earnings. Fair value adjustments related to cash flow hedges are recorded in other comprehensive income and are reclassified to earnings when the hedged transaction is reflected in earnings. Ineffective portions of hedges are reflected in earnings as they occur. Actual cash receipts and/or payments and related accruals on derivatives related to hedges are recorded as adjustments to the interest income or interest expense associated with the hedged item. During the life of the hedge, the Company formally assesses whether derivatives designated as hedging instruments continue to be highly effective in offsetting changes in the fair value or cash flows of hedged items. If it is determined that a hedge has ceased to be highly effective, the Company will discontinue hedge accounting prospectively. At such time, previous adjustments to the carrying value of the hedged item are reversed into current earnings and the derivative instrument is reclassified to a trading position recorded at fair value.

        The Company does not currently have derivative instruments that qualify for hedge accounting. Further discussion of the Company's outstanding derivative instruments can be found in Note 14.

        Fair Value Measurements—ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

credit quality and the entity's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

        The Company has not elected to account for any financial assets or liabilities as trading instruments under ASC Topic 825, The Fair Value Option for Financial Assets and Liabilities, for which changes in market value on these instruments would be recorded in the Company's consolidated statements of income.

        Transfers of Financial Assets—Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

        If a transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset does not meet the conditions for sale treatment, or if a transfer of a portion of an entire financial interest does not meet the definition of a participating interest, the transferor and the transferee shall account for the transfer as a secured borrowing with pledge of collateral. The transferor shall continue to report the transferred financial assets in its financial statements with no change in their measurement.

        At December 31, 2016 and 2015 all of the Company's significant loan participations sold subject to this guidance met the conditions to be treated as a sale. Securities sold under agreements to repurchase did not meet the criteria and are included in securities available for sale and repurchase agreements in the Company's consolidated balance sheets.

        Treasury Stock—The Company has repurchased shares of its authorized and issued common stock which is now held in treasury pending use for general corporate purposes or retirement. In 2016 and 2015, 317,550 and 123,354 shares of stock were purchased at an average price of $35.12 and $35.20 per share, respectively. At December 31, 2016 and 2015, the Company held 454,716 and 334,015 treasury shares, respectively, which are reflected as a component of shareholders' equity on the accompanying consolidated balance sheets.

        Repurchase Agreements—The Company utilizes securities sold under agreements to repurchase to facilitate the needs of our customers and to facilitate short-term funding needs. Securities sold under agreements to repurchase are stated at the amount of cash received in connection with the transaction. The Company monitors collateral levels on a continuous basis and may be required to provide additional collateral based on the fair value of the underlying securities. Pledged securities are maintained with our safekeeping agent.

        Accounting for Stock-Based Compensation—Stock based compensation is recognized as compensation cost in the consolidated income statements based on the fair value on the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options. Compensation expense is recognized over the required service period, generally defined as the vesting period. See Note 20 for further discussion.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        Comprehensive Income—Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities such as unrealized gains and losses on available for sale securities are reported as a separate component in the equity section of the consolidated balance sheets, such items, along with net income, are components of comprehensive income.

        Advertising and Marketing—Advertising and marketing consists of the Company's advertising and marketing in its local markets. Advertising and marketing is expensed as incurred.

        New Accounting Standards and Disclosure Requirements—The Jumpstart Our Business Startups (JOBS) Act permits an "emerging growth company" to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. However, the Company has decided not to take advantage of this provision. As a result, the Company will comply with new or revised accounting standards to the same extent that compliance is required for non-emerging growth companies. Our decision to opt out of the extended transition period under the JOBS Act is irrevocable.

        Accounting Standards Update (ASU) No. 2015-01—Income Statement—Extraordinary and Unusual Items (Subtopic 225-20)—Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items. ASU 2015-01 eliminates from U.S. GAAP the concept of extraordinary items, which, among other things, required an entity to segregate extraordinary items considered to be unusual and infrequent from the results of ordinary operations and show the item separately in the income statement, net of tax, after income from continuing operations. ASU 2015-01 was effective for the Company beginning January 1, 2016. Adoption of ASU 2015-01 did not have an impact on the Company's financial statements.

        ASU 2015-16, Business Combinations (Topic 805)—Simplifying the Accounting for Measurement—Period Adjustments. The amendments in ASU 2015-16 require that an acquirer recognize adjustments to estimated amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The amendments require that the acquirer record, in the same period's financial statements, the effect on earnings of changes in depreciation, amortization, or other income effects, if any, as a result of the change to the estimated amounts, calculated as if the accounting had been completed at the acquisition date. This update was effective for the Company on January 1, 2016 and did not have an impact on the Company's financial statements.

        In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) Section A—Summary and Amendments That Create Revenue from Contracts with Customers (Topic 606) and Other Assets and Deferred Costs—Contracts with Customers (Subtopic 340-40) ("ASU 2014-09"), which supersedes the revenue recognition requirements in ASC 605, Revenue Recognition. ASU 2014-09 requires entities to recognize revenue in a way that depicts the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments and assets recognized from costs incurred to obtain or fulfill a contract.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606) ("ASU 2015-14"), which defers the effective date of ASU 2014-09 by one year to January 1, 2018. The Company's revenue is comprised of net interest income on financial assets and financial liabilities, which is explicitly excluded from the scope of ASU 2014-19, and non-interest income. Management continues to assess the potential impact of ASU 2014-19 on the non-interest income components. Adoption is expected in the first quarter of 2018 with a cumulative effect adjustment to opening retained earnings, if such adjustment is deemed to be significant.

        ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. ASU 2016-01, among other things, (i) requires equity investments, with certain exceptions, to be measured at fair value with changes in fair value recognized in net income, (ii) simplifies the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, (iii) eliminates the requirement for public business entities to disclose the methods and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet, (iv) requires public business entities to use the exit price notion when measuring the fair value of financial instruments for disclosure purposes, (v) requires an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, (vi) requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements and (viii) clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale investments. This update will be effective for the Company on January 1, 2018. The Company is currently evaluating the impact and does not expect the adoption to have a significant impact on the financial statements.

        ASU 2016-02, Leases (Topic 842). ASU 2016-02 will, among other things, require lessees to recognize a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. ASU 2016-02 does not significantly change lease accounting requirements applicable to lessors; however, certain changes were made to align, where necessary, lessor accounting with the lessee accounting model and ASC Topic 606, "Revenue from Contracts with Customers." ASU 2016-02 will be effective for the Company on January 1, 2019 and will require transition using a modified retrospective approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The Company is currently evaluating the potential impact of ASU 2016-02 on the financial statements.

        ASU 2016-05 Derivatives and Hedging (Topic 815) Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships. ASU 2016-05 clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under ASC Topic 815 does not, in and of itself, require redesignation of that hedging relationship provided that all other hedge accounting

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

criteria continue to be met. ASU 2016-05 was effective on January 1, 2017 and did not have a significant impact on the financial statements.

        ASU 2016-07, Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting. The amendments affect all entities that have an investment that becomes qualified for the equity method of accounting as a result of an increase in the level of ownership interest or degree of influence. ASU 2016-07 simplifies the transition to the equity method of accounting by eliminating retroactive adjustment of the investment when an investment qualifies for use of the equity method, among other things. ASU 2016-07 was effective on January 1, 2017 and did not have a significant impact on the financial statements.

        ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. ASU 2016-09 simplifies several aspects of the accounting for employee share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Per ASU 2016-09: (1) all excess tax benefits and tax deficiencies should be recognized as income tax expense or benefit in the income statement, rather than in additional paid-in capital under current guidance; (2) excess tax benefits should be classified along with other income tax cash flows as an operating activity on the statement of cash flows, rather than as a separate cash inflow from financing activities and cash outflow from operating activities under current guidance; (3) cash paid by an employer when directly withholding shares for tax-withholding purposes should be classified as a financing activity; and (4) an entity can make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest, as under current guidance, or account for forfeitures when they occur. The Company adopted this standard on January 1, 2017 and it did not have a significant impact on the financial statements.

        ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts and requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. In addition, ASU 2016-13 amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. ASU 2016-13 will be effective on January 1, 2020. The Company is currently evaluating the potential impact of ASU 2016-13 on the financial statements.

        ASU 2016-15, Statement of Cash Flows (Topic 230)—Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 provides guidance related to certain cash flow issues in order to reduce the current and potential future diversity in practice. ASU 2016-15 will be effective on January 1, 2018 and is not expected to have a significant impact on the financial statements.

        ASU 2016-16, Income Taxes (Topic 740)—Intra-Entity Transfers of Assets Other Than Inventory. ASU 2016-16 provides guidance stating that an entity should recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. ASU 2016-16 will be effective on January 1, 2018 and is not expected to have a significant impact on the financial statements.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

        ASU 2016-18, Statement of Cash Flows (Topic 230)—Restricted Cash. ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 will be effective on January 1, 2018 and is not expected to have a significant impact on the financial statements.

        ASU 2017-01, Business Combinations (Topic 805)—Clarifying the Definition of a Business. ASU 2017-01 clarifies the definition and provides a more robust framework to use in determining when a set of assets and activities constitutes a business. ASU 2017-01 is intended to provide guidance when evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. ASU 2017-01 will be effective on January 1, 2018 and is not expected to have a significant impact on the financial statements.

        Cash Flow Reporting—Cash and cash equivalents include cash, interest-bearing and noninterest-bearing transaction accounts with other banks, and federal funds sold. Generally, federal funds are sold for one-day periods. Cash flows are reported net for loans, deposits, and short term borrowings.

        Supplemental disclosures of cash flow information are as follows for the years ended December 31, 2016 and 2015:

	2016	2015
Cash flow information:
Cash paid for taxes	$11,390,215	$11,050,000
Cash paid for interest on deposits and repurchase agreements	$7,051,375	$6,452,377
Cash paid for interest on notes payable	$1,063,472	$758,379
Cash paid for interest on junior subordinated debt	$257,902	$220,136
Non-cash flow information:
Real estate acquired through foreclosure	$2,670,681	$822,658

        Immaterial Corrections to Previously Issued Financial Statements—The Company has made immaterial corrections to its non-publicly issued consolidated financial statements as of and for the years ended December 31, 2016 and 2015. All corrections below were discovered and evaluated during the preparation of its financial statements for the registration statement filing and were deemed not material to the Company's non-publicly issued consolidated financial statements. However, management has elected to make the following corrections:

  •
  Management determined that it had incorrectly disclosed the cash flows from the sale of loans held for sale in investing activities on the consolidated statements of cash flows as a component of increase in loans, net. These activities have been reclassified within operating activities as gain on sale of loans held for sale of $458,316 and $369,584 for 2016 and 2015, respectively, and net decrease (increase) in loans held for sale of $1,407,601 and ($573,301) for 2016 and 2015, respectively. In addition, management also determined that it had incorrectly included such gains

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

    on loans held for sale within interest income on the consolidated statements of income. These gains have been reclassified to net gain on sale of assets within non-interest income on the consolidated statements of income.

  •
  Related to Note 23, Earnings Per Share, management determined it had incorrectly calculated diluted earnings per share by not including all outstanding stock options as part of the calculation of the incremental average shares outstanding. The calculation has been corrected which revised the effect of dilutive securities—options from 41,329 to 92,258 at December 31, 2016 and from 111,838 to 106,394 at December 31, 2015. This resulted in a $0.01 decrease in diluted earnings per share at December 31, 2016 and no change to the reported amount at December 31, 2015.

  •
  Related to Note 4, Loans, for the year ended December 31, 2015, management determined it had incorrectly allocated and disclosed a general reserve as a specific reserve on impaired loans (loans individually evaluated for impairment). The Company has revised this disclosure which resulted in a change in the allocated specific reserve from $5,999,714 to $389,225 for impaired loans and a change in the general reserve from $19,319,596 to $24,930,085. There was no change in the Company's total allowance for loan losses at December 31, 2015. The Company also discovered certain errors in classification and disclosure of impaired loans by loan class and has corrected the disclosures related to the classification of impaired loans in the current financial statements.

  •
  Related to Note 4, Loans, management revised its disclosure for loan participations purchased and sold to separately disclose, for 2016 and 2015, loans sold and serviced related to loan sales under the SBA loan program. The Company has also separately disclosed proceeds from sales of loan participations and sale of SBA loans within cash flows from investing activity within the consolidated statements of cash flows.

  •
  Related to Note 17, Income Taxes, management determined that the allocation between current and deferred income tax expense was incorrectly disclosed at December 31, 2016 and 2015. The Company has updated this disclosure to correctly reflect these amounts which resulted in a change in deferred income taxes from ($600,878) to $600,877 for 2016 and from ($2,470,411) to ($1,664,182) for 2015, with the offsetting amounts reflected as a change in current federal income taxes. There is no change in overall income tax expense for any of the periods reported.
Par value and stock split dividend change

        On September 19, 2017, the Company amended and restated the Company's certificate of formation to, among other things, change the Company's name to CBTX, Inc., to increase the number of authorized preferred and common shares which the Company has the authority to issue and to reduce the par value of these shares to $0.01. The par value per share and the authorized number of

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 1: BASIS OF PRESENTATION, NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (Continued)

shares of each class of stock changed resulting from this amendment to the certificate of formation is as follows:

Line Item	Par Value per Share Prior to Amendment	Par Value per Share Post Amendment	Authorized Number of Shares Prior to Amendment	Authorized Number of Shares Post Amendment
Preferred Stock	$10.00	$0.01	1,000,000	10,000,000
Common Stock	$10.00	$0.01	15,000,000	90,000,000

        Also, on September 20, 2017, the board of directors of the Company approved a 2-for-1 stock split, whereby each shareholder of the Company's common stock will receive one additional share of common stock for each share owned at the record date of September 30, 2017 in the form of a stock dividend that will be distributed on October 13, 2017.

        The effects of the change in par value of the Company's shares and the stock split on outstanding shares and per share figures have been retroactively applied to all periods presented as if the transaction had occurred as of the beginning of the earliest period presented. In addition, the number of shares of common stock underlying the Company's stock options were proportionately increased and the exercise price of each stock option was proportionately decreased retroactively for all periods presented. The following table presents the previously reported and the revised balances as of and for the fiscal years ended December 31, 2016 and 2015, which are impacted by this par value change and stock split:

		December 31, 2016		December 31, 2015
Financial Statements	Line Item	As Previously Reported	As Adjusted	As Previously Reported	As Adjusted
Balance Sheets	Common Stock	$114,857,250	$229,715	$114,857,520	$229,715
Balance Sheets	Additional Paid in Capital	163,758,481	278,501,143	166,420,156	281,162,818
Balance Sheets	Retained Earnings	95,389,208	95,274,351	72,576,757	72,461,900
Statements of Income	Earnings per Common Share:
	Basic	$2.47	$1.23	$2.15	$1.07
	Diluted	2.45	1.22	2.13	1.06

NOTE 2: MERGER ACTIVITIES

MC Bancshares, Inc.

        In February 2015, the Company completed its acquisition of MC Bancshares, Inc. (MCBI), including its subsidiary Memorial City Bank (MCB), a privately-held bank holding company and bank located in Houston, Texas. The Company purchased all the outstanding shares of MCBI for $56,891,195 in cash. MCBI and MCB were integrated into the Company as of the close of business on February 6, 2015.

        The acquisition of MCBI was accounted for using the acquisition method with all cash consideration funded through a note payable in the amount of $31,000,000 from a correspondent bank

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 2: MERGER ACTIVITIES (Continued)

and a special distribution from the Bank in the amount of $25,000,000. The operating results of MCBI are included with the Company's results of operations since the date of acquisition. The total purchase price paid for the acquisition of MCBI was allocated based on the estimated fair values of the assets acquired and liabilities assumed as set forth below.

Cash and due from banks	$45,910,840
Fed Funds Sold	5,044,000
Securities	511,164
Loans, net	209,512,561
Premises and equipment	2,858,277
Core deposit intangible	1,189,000
Non-compete agreements	544,200
Other assets	1,962,694
Deposits	(227,381,550)
Federal Home Loan Bank advances	(4,032,831)
Other liabilities	(1,128,818)

Net assets acquired	34,989,537
Consideration paid	56,891,195

Excess consideration paid over net asset acquired	$21,901,658

        The loans acquired in this transaction were recorded at fair value with no carryover of any existing allowance for possible loan losses. Loans that were not deemed to be credit impaired at acquisition were subsequently considered as a part of the Company's determination of the adequacy of the allowance for possible loan losses. Purchased credit-impaired loans, meaning those loans with evidence of credit quality deterioration at acquisition, were not significant. The core deposit intangible asset acquired in this transaction will be amortized using an accelerated method over a period of 10 years.

        Expenditures related to the acquisition of MCBI totaled $1,373,814 during 2015 and are reported as a component of other non-interest expense in the accompanying consolidated income statements.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 3: SECURITIES

        The amortized cost and estimated fair values of investments in debt and equity securities at December 31, 2016 and 2015, are summarized in the following table:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
2016
Securities Available For Sale:
State and municipal securities	$58,991,200	$637,856	$(649,700)	$58,979,356
U.S. Agency Securities:
Debt securities	20,795,289	40	(454,489)	20,340,840
Collateralized mortgage obligations	34,004,981	90,059	(324,811)	33,770,229
Mortgage-backed securities	92,488,947	515,667	(1,215,047)	91,789,567
Other securities	1,080,908	—	(17,404)	1,063,504

Total	$207,361,325	$1,243,622	$(2,661,451)	$205,943,496

Securities Held to Maturity:
Collateralized mortgage obligations/mortgage-backed securities	$34,388	$2,963	$—	$37,351

2015
Securities Available For Sale:
State and municipal securities	$49,400,546	$1,624,194	$(2,531)	$51,022,209
U.S. Agency Securities:
Debt securities	11,995,119	1,540	(35,499)	11,961,160
Collateralized mortgage obligations	24,890,120	121,806	(64,425)	24,947,501
Mortgage-backed securities	56,234,573	704,396	(173,934)	56,765,035
Other securities	1,056,975	—	(46)	1,056,929

Total	$143,577,333	$2,451,936	$(276,435)	$145,752,834

Securities Held to Maturity:
Collateralized mortgage obligations/mortgage-backed securities	$35,806	$3,446	$—	$39,252

        The amortized cost and estimated fair value of debt securities at December 31, 2016, by contractual maturities, are shown below. Expected maturities will differ from contractual maturities

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 3: SECURITIES (Continued)

because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At December 31, 2016
	Securities Available for Sale		Securities Held to Maturity
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Amounts Maturing In:
1 year or less	$5,579,322	$5,569,821	$—	$—
1 year through 5 years	28,945,904	28,937,077	—	—
5 years through 10 years	20,833,531	20,879,954	—	—
After 10 years	152,002,568	150,556,644	34,388	37,351

	$207,361,325	$205,943,496	$34,388	$37,351

        The Company sold one municipal security during the year ended December 31, 2016. Proceeds from the sale were approximately $330,540, with gains recognized of $28,437. Gains were recorded in other non-interest income on the consolidated statements of income. There were no security sales during the year ended December 31, 2015.

        At December 31, 2016 and 2015, debt securities with a carrying amount of approximately $53,993,000 and $58,727,000, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

        The Company held 121 and 30 debt securities at December 31, 2016 and 2015, respectively that were in a gross unrealized loss position. One security at December 31, 2016 and 2015, respectively was in a continuous loss position for over 12 months.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 3: SECURITIES (Continued)

        Information pertaining to debt securities with gross unrealized losses at December 31, 2016 and 2015 aggregated by investment category follows:

	Less Than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Estimated Fair Value	Gross Unrealized Losses	Estimated Fair Value
2016
Securities Available for Sale:
State and municipal securities	$(646,486)	$22,855,810	$(3,214)	$312,573
U.S. Agency Securities:
Agency bonds	—	—	—	—
Debt securities	(454,489)	18,340,800	—	—
Collateralized mortgage obligations	(324,811)	24,800,532	—	—
Mortgage-backed securities	(1,215,047)	67,500,704	—	—
Other Securities	(17,404)	1,063,504	—	—

	$(2,658,237)	$134,561,350	$(3,214)	$312,573

2015
Securities Available for Sale:
State and municipal securities	$(2,531)	$1,359,612	$—	$—
U.S. Agency Securities:
Agency bonds	—	—	—	—
Debt securities	(35,499)	3,959,620	—	—
Collateralized mortgage obligations	(64,425)	13,218,076	—	—
Mortgage-backed securities	(148,624)	31,172,189	(25,310)	1,801,497
Other Securities	(46)	1,056,929	—	—

	$(251,125)	$50,766,426	$(25,310)	$1,801,497

        Management does not have the intent to sell any of the securities classified as available for sale in an unrealized loss position, as illustrated in the table above, and believes that it is more likely than not that the Company will not have to sell any of these securities before a recovery of cost. The unrealized losses are attributable primarily to changes in market interest rates relative to those available when the securities were acquired. The fair value of these securities is expected to recover as the securities reach their maturity or re-pricing date, or if changes in market rates for such investments decline. Management does not believe that any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2016 and 2015, management believes the impairments detailed in the above table are temporary and no impairment loss has been realized in the Company's Consolidated Statements of Income for the years then ended.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 4: LOANS

        Loans, including loans held for sale, by portfolio segment, at December 31, 2016 and 2015 are summarized as follows:

	2016		2015
Commercial and industrial	$511,553,661	23.7%	$504,749,567	24.0%
Real estate:
Commercial real estate	697,794,115	32.3	693,420,591	33.0
Construction and development	491,626,074	22.8	451,219,392	21.5
1-4 family residential	236,882,011	11.0	217,300,833	10.4
Multi-family residential	133,209,502	6.2	114,366,822	5.4
Consumer	39,694,230	1.8	41,005,868	2.0
Agriculture	11,106,404	0.4	12,737,119	0.6
Other	38,179,563	1.8	64,452,236	3.1

Loans, gross	2,160,045,560	100.0	2,099,252,428	100.0

Less deferred loan fees	(4,320,742)		(5,511,951)
Less unearned discount on retained portion of loans sold	(227,132)		(168,516)
Less allowance for possible credit losses	(25,005,527)		(25,315,310)

Total loans, net	2,130,492,159		2,068,256,651
Less loans held for sale	613,100		1,562,385

Loans, net	$2,129,879,059		$2,066,694,266

        At December 31, 2016 and 2015, overdrawn deposit accounts included in other loans amounted to $780,673 and $517,149, respectively.

Loan Portfolio Segments and Loan Classes

        The Company's loans are segmented by type as noted in the preceding table. The Company sub-segments real estate loans into the following classes: commercial real estate, construction and development, 1-4 family residential and multi-family residential.

        Commercial and Industrial—The Company's commercial loans include asset based revolving lines of credit, equipment purchase money, and unsecured loans and are underwritten on the basis of the borrower's ability to service the debt from income. The Company's commercial loans represent credit extended to small to medium sized businesses generally for the purpose of providing working capital and equipment purchase financing. Commercial loans often are dependent on the profitable operations of the borrower. These credits are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may also incorporate a personal guarantee. Some shorter term loans may be extended on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 4: LOANS (Continued)

        The cash flows of borrowers may not be as expected and the collateral securing these loans may fluctuate, increasing the risk associated with this loan segment. As a result of the additional complexities, variables, and risks, commercial loans typically require more thorough underwriting and servicing than other types of loans.

        Commercial Real Estate—The Company makes nonfarm, nonresidential real estate mortgage loans, also referred to as commercial real estate mortgage, which are primarily viewed as cash flow loans and secondarily as loans secured by commercial real estate. The properties securing the Company's commercial real estate mortgage loans can be owner occupied or non-owner-occupied. Concentrations within the various types of commercial properties are monitored by management in order to assess the risks in the portfolio. The repayment of these loans is largely dependent on the successful operation of the property securing the loan or the business conducted on the property and securing the loan. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. The Company seeks to minimize these risks in a variety of ways in connection with underwriting these loans including giving careful consideration to the property's operating history, future operating projections, current and projected occupancy, location and the physical condition of the property.

        Construction and Development—Construction loans for use as owner or non-owner occupied are subject to certain risks attributable to the fact that loan funds are advanced over the construction phase and the project is of uncertain value prior to its completion. Construction loans are generally based upon estimates of costs and value associated with the completed project with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay the loan. The Company has underwriting and funding procedures designed to address what it believes to be the risks associated with such loans; however, no assurance can be given the procedures will prevent losses resulting from the risks described above.

        Residential Real Estate—The Company's lending activities also include the origination of 1-4 family residential and multi-family residential loans. These loans are typically amortizing mortgages with maturities ranging from 15 to 30 years. The Company incurs interest rate risk as well as the risk associated with non-payment on such loans. The Company generally requires the borrowers obtain a mortgagee title insurance policy, appraisal, survey, hazard insurance and flood insurance if the property lies within a required flood risk area. The Company will sell residential real estate loans to secondary market investors. When loans are originated with intent to sell, they are classified on the Company's consolidated balance sheet as held for sale.

        Consumer—The Company's consumer loans include lines of credit, automobile and motorcycle loans, personal loans (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from one to ten years and vary based on the nature of collateral and size of the loan. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus more likely to be adversely affected by job loss, illness or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as deemed appropriate by management.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 4: LOANS (Continued)

        Agriculture—The Company provides crop production and farm equipment loans to local area farmers. The Company evaluates agricultural borrowers primarily based on their historical profitability, level of experience in their particular agricultural industry, overall financial capacity and the availability of secondary collateral to withstand economic and natural variations common to the industry.

        The Company also extends credit to local farmers secured by farmland and improvements thereon. Agriculture includes those loans known to be used for agricultural purposes, such as crop and livestock. Other farmland related loans are included in nonfarm, nonresidential loans.

        Other Loans—Other loans consist primarily of smaller loans to business entities and individuals for various personal and business purposes.

Loan Participations Purchased and Sold

        From time to time, the Company will acquire and dispose of interests in loans under participating agreements with other financial institutions. Loan participations purchased and sold during the years ending December 31, 2016 and 2015, by loan class, are summarized as follows:

	Participations Purchased During the Year	Participations Sold During the Year
2016
Commercial and industrial	$—	$653,994
Construction and development	—	4,294,311

	$—	$4,948,305

2015
Commercial and industrial	$1,674,569	$—
Loans to nondepository financial institutions	—	5,000,000
Construction and development	5,096,942	21,755,259

	$6,771,511	$26,755,259

Loans Guaranteed by the Unites States Small Business Administration

        The Company participates in the United States Small Business Administration (SBA) loan program.

        At December 31, 2016 and 2015, the Company originated loans under the SBA chapter 7(a) and 504 programs which allows for federal guarantees of 75% to 90% of principal and accrued interest. When advantageous, the Company will sell the guaranteed portions of these loans with servicing retained. The majority of the nonguaranteed portion of these loans are reported as commercial real

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 4: LOANS (Continued)

estate or commercial and industrial loans. At December 31, 2016 and 2015, sales activity related to SBA loans is as follows:

	2016	2015
Sold and serviced	$3,489,542	$3,593,195
Nonguaranteed portion retained	1,163,181	1,197,732

SBA loans subject to sale of guaranteed portion net of payments	$4,652,723	$4,790,927

        For the year ending December 31, 2016 and 2015, the Company recorded activity related to SBA loans in the consolidated statements of income as follows:

	2016	2015
Gain on sale of SBA loans	$325,901	$381,820

Servicing income on SBA loans	$92,107	$45,152

Commissions and fees paid related to SBA loans	$210,345	$105,766

NOTE 5: LOAN PERFORMANCE

        Year end nonaccrual loans, segregated by class of loans, at December 31, 2016 and 2015 were as follows:

	December 31,
	2016	2015
Commercial and industrial	$2,318,462	$8,020,445
Real estate:
Commercial real estate	2,118,249	3,720,824
Construction and development	458,083	1,045,636
1-4 family residential	1,302,423	914,633
Multi-family residential	6,603	14,322
Consumer	—	5,911
Agriculture	35,619	—

	$6,239,439	$13,721,771

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 5: LOAN PERFORMANCE (Continued)

        The following is an aging analysis of loans past due (including both accruing and nonaccruing loans), segregated by loan class, as of December 31, 2016 and 2015.

	December 31, 2016
	30 to 59 days	60 to 89 days	90 days or greater	Total Past Due	Total Current	Total Loans	Total 90 days past due and still accruing
Commercial and Industrial	$377,567	$68,305	$2,272,717	$2,718,589	$508,835,071	$511,553,660	$—
Real Estate
Commercial real estate	351,962	74,944	1,865,551	2,292,457	695,501,658	697,794,115	—
Construction and development	19,195	—	—	19,195	491,606,879	491,626,074	—
1-4 family residential	377,154	687,620	756,965	1,821,739	235,060,272	236,882,011	—
Multi-family residential	—	—	—	—	133,209,502	133,209,502	—
Consumer	—	—	—	—	39,694,230	39,694,230	—
Agriculture	—	—	—	—	11,106,404	11,106,404	—
Other	2,803	2,558	—	5,361	38,174,203	38,179,564	—

Total	$1,128,681	$833,427	$4,895,233	$6,857,341	$2,153,188,219	$2,160,045,560	$—

	December 31, 2015
	30 to 59 days	60 to 89 days	90 days or greater	Total Past Due	Total Current	Total Loans	Total 90 days past due and still accruing
Commercial and Industrial	$1,278,185	$4,246	$7,969,639	$9,252,070	$495,497,497	$504,749,567	$—
Real Estate
Commercial real estate	644,262	200,000	2,215,114	3,059,376	690,361,215	693,420,591	91,420
Construction and development	485,811	—	1,045,636	1,531,447	449,687,945	451,219,392	—
1-4 family residential	597,449	235,639	247,850	1,080,938	216,219,895	217,300,833	—
Multi-family residential	—	—	—	—	114,366,822	114,366,822	—
Consumer	67,771	1,919	—	69,690	40,936,178	41,005,868	—
Agriculture	—	—	—	—	12,737,119	12,737,119	—
Other	—	—	—	—	64,452,236	64,452,236	—

Total	$3,073,478	$441,804	$11,478,239	$14,993,521	$2,084,258,906	$2,099,252,428	$91,420

        Interest income that would have been earned under the original terms of the nonaccrual loans was $779,134 and $775,620 for the years ended December 31, 2016 and 2015, respectively. The Company has no commitment to loan additional funds to borrowers whose loans have been classified as impaired.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 5: LOAN PERFORMANCE (Continued)

        The following table illustrates loans, segregated by loan class, which were restructured due to the borrower's financial difficulties during the years ending December 31, 2016 and 2015:

			During the year ended December 31, 2016
			Post-Modification Outstanding Recorded Investments
	Number of Loans	Pre-modification outstanding Recorded Investment	Restructured Payments	Extended Maturity	Extended Maturity and Restructured Payments	Extended Maturity, Restructured Payments and Adjusted Interest Rate
Commercial and industrial	6	$5,615,537	$—	$4,936,058	$679,479	$—
Commercial real estate	2	3,520,070	—	3,520,070	—	—
Other	2	8,213,084	—	8,213,084	—	—

Total	10	$17,348,691	$—	$16,669,212	$679,479	$—

			During the year ended December 31, 2015
			Post-Modification Outstanding Recorded Investments
	Number of Loans	Pre-modification outstanding Recorded Investment	Restructured Payments	Extended Maturity	Extended Maturity and Restructured Payments	Extended Maturity, Restructured Payments and Adjusted Interest Rate
2015
Commercial and industrial	10	$12,888,982	$2,901,351	$4,296,948	$5,690,683	$—
1-4 Family Residential	1	468,104	—	468,104	—	—
Commercial real estate	5	3,690,731	—	1,825,181	1,865,550	—

Total	16	$17,047,817	$2,901,351	$6,590,233	$7,556,233	$—

        A significant portion of the loans identified as troubled debt restructurings (TDR) by the Company were previously on nonaccrual status and reported as impaired loans prior to restructuring. The modifications primarily related to extending the amortization periods of the loans, converting the loans to interest only, or adjusting payment amounts for principal and interest. A majority of the loans restructured during 2015 and 2014 that remain outstanding are on nonaccrual status as of December 31, 2016 and 2015. Because the loans were classified and on nonaccrual status, both before and after restructuring, the modifications did not impact the Company's determination of the allowance for loan losses. At December 31, 2016 and 2015, the Company has no commitments to loan additional funds to borrowers whose loans are classified as troubled debt restructuring. The recorded investment in TDRs was approximately $25,539,000 and $20,412,000 as of December 31, 2016 and 2015, respectively.

        There were no loans modified as a troubled debt restructured loan within the previous 12 months and for which there was a payment default. A default for purposes of this disclosure is a troubled debt restructured loan in which the borrower is 90 days past due or results in the foreclosure and repossession of the applicable collateral.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 6: ALLOWANCE FOR LOAN LOSSES

        For purposes of determining the allowance for loan losses, the Company considers the loans in its portfolio by segment, class, and risk grade. Management uses judgment to determine the estimation method that fits the credit risk characteristics of each portfolio segment or class. To facilitate the assessment of risk, management reviews reports related to loan production, loan quality, concentrations of credit, loan delinquencies, and nonperforming and potential problem loans. The Company utilizes an independent third party loan review service to review the credit risk assigned to loans on a periodic basis and the results are presented to management for review.

        An analysis of the activity in the allowance for loan losses for the years ended December 31, 2016 and 2015 is as follows:

	For the Year Ended,
	December 31, 2016	December 31, 2015
Balance at beginnig of year	$25,315,310	$24,951,782
Provision for loan losses	4,575,000	6,950,000
Charge-offs	(6,079,963)	(7,601,946)
Recoveries	1,195,180	1,015,474

Net charge-offs	(4,884,783)	(6,586,472)

Balance at end of year	$25,005,527	$25,315,310

        The following table presents a detail of the activity in the allowance for loan losses segregated by loan class for the years ended December 31, 2016 and 2015. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

	Year ended December 31, 2016
		Real Estate
	Commercial and Industrial	Commercial Real Estate	Construction and Development	1-4 family residential	Multi-family residential	Consumer	Agriculture	Other	Total
Balance at beginning of year	$4,746,245	$7,058,495	$4,503,958	$2,295,129	$761,998	$363,152	$92,900	$5,493,433	$25,315,310
Provision for loan losses	5,536,787	4,192,680	94,316	(1,012,132)	154,042	222,022	226,557	(4,839,272)	4,575,000
Charge-offs	(4,884,002)	(589,240)	—	(2,995)	—	(277,577)	(266,546)	(59,603)	(6,079,963)
Recoveries	1,009,660	107,752	—	6,377	—	45,664	25,727	—	1,195,180

Net charge-offs	(3,874,342)	(481,488)	—	3,382	—	(231,913)	(240,819)	(59,603)	(4,884,783)

Balance at end of year	$6,408,690	$10,769,687	$4,598,274	$1,286,379	$916,040	$353,261	$78,638	$594,558	$25,005,527

Period-end amount allocated to:
Specific allowance	$462,179	$205,884	$—	$—	$—	$—	$—	$—	$668,063
General allowance	5,946,511	10,563,803	4,598,274	1,286,379	916,040	353,261	78,638	594,558	24,337,464

Total	$6,408,690	$10,769,687	$4,598,274	$1,286,379	$916,040	$353,261	$78,638	$594,558	$25,005,527

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 6: ALLOWANCE FOR LOAN LOSSES (Continued)

	Year ended December 31, 2015
		Real Estate
	Commercial and Industrial	Commercial Real Estate	Construction and Development	1-4 family residential	Multi-family residential	Consumer	Agriculture	Other	Total
Balance at beginning of year	$7,160,199	$6,984,713	$2,991,469	$1,842,800	$500,167	$422,873	$117,810	$4,931,751	$24,951,782
Provision for loan losses	4,272,451	(188,395)	1,512,489	572,843	261,831	(17,991)	(24,910)	561,682	6,950,000
Charge-offs	(7,210,067)	(27,301)	—	(262,467)	—	(102,111)	—	—	(7,601,946)
Recoveries	523,662	289,478	—	141,953	—	60,381	—	—	1,015,474

Net charge-offs	(6,686,405)	262,177	—	(120,514)	—	(41,730)	—	—	(6,586,472)

Balance at end of year	$4,746,245	$7,058,495	$4,503,958	$2,295,129	$761,998	$363,152	$92,900	$5,493,433	$25,315,310

Period-end amount allocated to:
Specific allowance	$356,824	$—	$26,490	$—	$—	$5,911	$—	$—	$389,225
General allowance	4,389,421	7,058,495	4,477,468	2,295,129	761,998	357,241	92,900	5,493,433	24,926,085

Total	$4,746,245	$7,058,495	$4,503,958	$2,295,129	$761,998	$363,152	$92,900	$5,493,433	$25,315,310

        In addition to the amounts indicated in the table above, the Company has an accumulated reserve for loan losses on unfunded commitments of $366,280 and $552,719 for the years ended December 31, 2016 and 2015, respectively. Management reduced the reserve amount by $186,439 and $7,000 during 2016 and 2015, respectively, based on an analysis of the amount required. The accumulated reserve is included in other liabilities on the consolidated balance sheet.

Risk Grading

        As part of the on-going monitoring of the credit quality of the Company's loan portfolio and methodology for calculating the allowance for possible credit losses, management assigns and tracks loan grades to be used as credit quality indicators. The following is a general description of the loan grades used as of December 31, 2016 and 2015.

        Pass—Credits in this category are considered "pass" which indicates prudent underwriting and a normal amount of risk. The range of risk within these credits can vary from little to no risk with cash securing a credit, to a level of risk that requires a strong secondary source of repayment on the debt. Pass credits with a higher level of risk may be to borrowers that are higher leveraged, less well capitalized or in an industry or economic area that is known to carry a higher level of risk, volatility, or susceptibility to weaknesses in the economy. This higher risk grade may be assigned due to out of date credit information, as well as collateral information which may need to be updated for current market value in order to allow a credit quality analysis of the credit.

        Special Mention—Credits in this category contain more than the normal amount of risk and are referred to as "special mention" in accordance with regulatory guidelines. These credits possess clearly identifiable temporary weaknesses or trends that, if not corrected or revised, may result in a condition that exposes the Company to higher level of risk of loss.

        Substandard—Credits in this category are "substandard" in accordance with regulatory guidelines and of unsatisfactory credit quality with well defined weaknesses or weaknesses that jeopardize the liquidation of the debt. Credits in this category are inadequately protected by the current sound worth

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 6: ALLOWANCE FOR LOAN LOSSES (Continued)

and paying capacity of the obligor or the collateral pledged, if any. These credits are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Often, the assets in this category will have a valuation allowance representative of management's estimated loss that is probable to be incurred. Substandard loans may also be placed on nonaccrual status as deemed appropriate by management. Loans substandard and on nonaccrual status are considered impaired and are evaluated for impairment.

        Doubtful—Credits in this category are considered "doubtful" in accordance with regulatory guidelines, are placed on nonaccrual status and may be dependent upon collateral having a value that is difficult to determine or upon some near-term event which lacks certainty. Generally, these credits will have a valuation allowance based upon management's best estimate of the losses probable to occur in the liquidation of the debt.

        Loss—Credits in this category are considered "loss" in accordance with regulatory guidelines and are considered uncollectible and of such little value as to question their continued existence as assets on the Company's financial statements. Such credits are to be charged-off or charged down when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined. This category does not intend to imply that the debt or some portion of it will never be paid, nor does it in any way imply that the debt will be forgiven.

        The following table presents risk grades and classified loans by loan class at December 31, 2016 and 2015. The Company had no loans graded Loss or Doubtful at December 31, 2016 and 2015.

	Pass	Special Mention	Substandard	Total Loans
2016
Commercial and industrial	$483,398,247	$2,207,410	$25,948,004	$511,553,661
Real estate:
Commercial real estate	674,445,178	7,731,353	15,617,584	697,794,115
Construction and development	485,823,903	932,591	4,869,580	491,626,074
1-4 family residential	234,472,902	796,546	1,612,563	236,882,011
Multi-family residential	125,553,144	7,649,755	6,603	133,209,502
Consumer	39,683,739	10,491	—	39,694,230
Agriculture	11,033,334	—	73,070	11,106,404
Other	29,334,537	—	8,845,026	38,179,563

Total	$2,083,744,984	$19,328,146	$56,972,430	$2,160,045,560

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 6: ALLOWANCE FOR LOAN LOSSES (Continued)

	Pass	Special Mention	Substandard	Total Loans
2015
Commercial and industrial	$476,932,520	$1,461,685	$26,355,362	$504,749,567
Real estate:
Commercial real estate	659,909,143	15,909,924	17,601,524	693,420,591
Construction and development	447,222,303	—	3,997,089	451,219,392
1-4 family residential	214,338,563	843,151	2,119,119	217,300,833
Multi-family residential	114,180,087	172,413	14,322	114,366,822
Consumer	40,974,823	17,197	13,848	41,005,868
Agriculture	12,695,318	—	41,801	12,737,119
Other	64,452,236	—	—	64,452,236

Total	$2,030,704,993	$18,404,370	$50,143,065	$2,099,252,428

Loan Impairment Assessment

        The Company's recorded investment in loans, as of December 31, 2016 and 2015, by loan class and disaggregated on the basis of the Company's impairment methodology is as follows:

	Loans individually evaluated for impairment	Loans collectively evaluated for impairment	Total loans
2016
Commercial and industrial	$12,315,011	$499,238,650	$511,553,661
Real estate:
Commercial real estate	6,263,123	691,530,992	697,794,115
Construction and development	475,808	491,150,266	491,626,074
1-4 family residential	1,711,951	235,170,060	236,882,011
Multi-family residential	6,603	133,202,899	133,209,502
Consumer	—	39,694,230	39,694,230
Agriculture	35,619	11,070,785	11,106,404
Other	8,845,026	29,334,537	38,179,563

Total	$29,653,141	$2,130,392,419	$2,160,045,560

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 6: ALLOWANCE FOR LOAN LOSSES (Continued)

	Loans individually evaluated for impairment	Loans collectively evaluated for impairment	Total loans
2015
Commercial and industrial	$15,356,353	$489,393,214	$504,749,567
Real estate:
Commercial real estate	4,414,220	689,006,371	693,420,591
Construction and development	1,045,636	450,173,756	451,219,392
1-4 family residential	1,382,737	215,918,096	217,300,833
Multi-family residential	14,322	114,352,500	114,366,822
Consumer	5,911	40,999,957	41,005,868
Agriculture	—	12,737,119	12,737,119
Other	—	64,452,236	64,452,236

Total	$22,219,179	$2,077,033,249	$2,099,252,428

        An impairment analysis is performed for all loans graded substandard and nonaccrual, or worse. If management determines a loan is impaired, the loan is written down to its estimated realizable value through a charge to the allowance for possible credit losses. If in management's opinion, potential for loss remains, a specific reserve is allocated in the allowance for the potential loss. At December 31, 2016 and 2015, the portion of the allowance allocated to specific reserves for loans individually evaluated for impairment was $668,083 and $389,225, respectively.

Recorded Investment in Impaired Loans and Related Allowance

        For the years ending December 31, 2016 and 2015, the following table reflects the unpaid principal balances for impaired loans, segregated by loan class, with the associated reserves allocated within the allowance for possible credit losses.

	Unpaid Contractual Principal Balance	Recorded Investment with No Allowance	Recorded Investment with Allowance	Total Recorded Investment	Related allowance	Average Recorded Investment YTD
2016
Commercial and industrial	$16,483,248	$8,087,762	$4,227,249	$12,315,011	$462,179	$15,549,832
Real estate:
Commercial real estate	6,454,421	4,397,572	1,865,551	6,263,123	205,884	5,902,504
Construction and development	505,797	475,808	—	475,808	—	754,386
1-4 family residential	1,780,763	1,711,951	—	1,711,951	—	1,402,936
Multi-family residential	12,898	6,603	—	6,603	—	10,146
Consumer	—	—	—	—	—	7,807
Agriculture	306,898	35,619	—	35,619	—	34,418
Other	8,848,943	8,845,026	—	8,845,026	—	5,539,937

Total	$34,392,968	$23,560,341	$6,092,800	$29,653,141	$668,063	$29,201,966

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 6: ALLOWANCE FOR LOAN LOSSES (Continued)

	Unpaid Contractual Principal Balance	Recorded Investment with No Allowance	Recorded Investment with Allowance	Total Recorded Investment	Related allowance	Average Recorded Investment YTD
2015
Commercial and industrial	$22,409,271	$14,999,529	$356,824	$15,356,353	$356,824	$15,525,402
Real estate:
Commercial real estate	5,127,957	4,414,220	—	4,414,220	—	4,332,398
Construction and development	1,579,315	527,146	518,490	1,045,636	26,490	2,497,233
1-4 family residential	1,426,320	1,382,737	—	1,382,737	—	1,005,593
Multi-family residential	19,702	14,322	—	14,322	—	18,428
Consumer	6,790	—	5,911	5,911	5,911	30,134
Agriculture	—	—	—	—	—	—
Other	—	—	—	—	—	—

Total	$30,560,355	$21,337,954	$881,225	$22,219,179	$389,225	$23,409,188

        Interest income earned on impaired loans was $647,538 and $200,883 for the years ended December 31, 2016 and 2015, respectively.

NOTE 7: PREMISES AND EQUIPMENT

        Premises and equipment at December 31, 2016 and 2015, are summarized as follows:

	2016	2015
Land	$14,685,763	$15,687,664
Buildings and leasehold improvements	52,230,501	53,100,905
Furniture and equipment	14,814,372	13,771,503
Vehicles	202,040	206,458
Construction in progress	143,842	93,210

	82,076,518	82,859,740
Less accumulated depreciation and amortization	(24,562,252)	(21,928,755)

Premises and equipment, net	$57,514,266	$60,930,985

        During 2016, the Company sold its Washington branch land and building in Houston, Texas and leased space from the owner for the retail branch operations for a ten year period. The Company determined it has no continuing involvement with the property other than a normal leaseback and therefore the transaction qualifies as a sale. The land had a cost of $1,001,901 and the building had a net book value of $963,020 at time of sale. A gain of $1,447,378 was recorded on the sale and included in net gain on sale of assets on the consolidated statement of income.

        The Company recorded depreciation expense of $3,259,250 and $3,642,753 for the years ended December 31, 2016 and 2015, respectively.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 8: ACCRUED INTEREST RECEIVABLE

        Accrued interest receivable is included in other assets in the consolidated balance sheets and consists of the following at December 31, 2016 and 2015:

	2016	2015
Loans	$5,512,600	$4,674,263
Securities and other investments	1,161,776	913,216

	$6,674,376	$5,587,479

NOTE 9: GOODWILL AND OTHER INTANGIBLE ASSETS

        The Company has recorded goodwill and amortizable identifiable intangibles, which are being amortized over the estimated useful life, generally determined by management, to be seven to fifteen years. Goodwill is not amortized. Management determined no impairment existed related to these intangibles at December 31, 2016 and 2015. Other intangibles, net of accumulated amortization, are as follows at December 31, 2016 and 2015:

	Weighted Amortization Period	Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
2016
Other Intagbile Assets, net
Core deposits	7.1 years	$13,750,228	$(11,448,100)	$2,302,128
Customer relationships	12.0 years	6,629,000	(1,325,800)	5,303,200
Servicing Asset	16.8 years	262,776	(77,408)	185,368

Total Other Intangible Assets, net		$20,642,004	$(12,851,308)	$7,790,696

		Gross Intangible Assets	Accumulated Amortization	Net Intangible Assets
2015
Other Intagbile Assets, net
Core deposits	8.1 years	$13,750,228	$(10,753,215)	$2,997,013
Customer relationships	13.0 years	6,629,000	(883,866)	5,745,134
Servicing Asset	19.8 years	183,207	(46,739)	136,468

Total Other Intangible Assets, net		$20,562,435	$(11,683,820)	$8,878,615

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 9: GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

Core Deposit and Customer Relationships Intangibles

        Aggregated amortization expense was $1,136,818 and $1,272,872 for 2016 and 2015, respectively. The estimated future remaining amortization expense related to the core deposit intangible and other customer relationships will be as follows at December 31, 2016:

2017	$1,044,531
2018	952,245
2019	859,957
2020	767,671
2021	675,383
Thereafter	3,305,541

$7,605,328

Goodwill

        Changes in the carrying amount of goodwill are summarized as follows:

	December 31,
	2016	2015
Balance at beginning of year	$80,950,439	$59,048,782
Acquisitions	—	21,901,657
Impairment	—	—

Balance at end of year	$80,950,439	$80,950,439

Servicing Assets

        Capitalized servicing assets are amortized into non-interest expense in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets. The servicing asset is assessed for impairment or increased obligation based on fair value at each reporting date. Fair value is based on the gross coupon less an assumed contractual servicing cost, or based upon discounted cash flows using market-based assumptions.

        Servicing fee income is recorded for fees earned from servicing loans. The fees are based on a contractual percentage of the outstanding principal or a fixed amount per loan and are recorded as income when earned.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 9: GOODWILL AND OTHER INTANGIBLE ASSETS (Continued)

        At December 31, 2016 and 2015, the balance of loan servicing rights related to SBA loans sold, which is included in intangible assets in the Company's consolidated balance sheets, follows:

	Year Ended December 31,
	2016	2015
Balance at beginning of year	$136,468	$76,692
Increase from loan sales	79,568	91,832
Amortization	(30,668)	(32,056)

Balance at end of year	$185,368	$136,468

NOTE 10: BANK OWNED LIFE INSURANCE

        The Company carries Bank owned life insurance on the lives of certain officers for which it has an insurable interest. The policies may be secured by either the general assets of the insurance companies or by identifiable assets of the insurance company.

        Bank owned life insurance policies and the net change in cash surrender value at December 31, 2016 and 2015 are summarized as follows:

	2016	2015
Balance at beginning of year	$50,440,926	$34,084,304
Purchases	—	15,000,000
Redemptions	(366,895)	—
Earnings on the policies, net	1,355,678	1,356,622

Balance at end of year	$51,429,709	$50,440,926

NOTE 11: REPOSSESSED REAL ESTATE AND OTHER REPOSSESSED ASSETS

        An analysis of activity for repossessed real estate and other repossessed assets owned for the years ended December 31, 2016 and 2015 is reflected below.

	2016	2015
Balance at beginning of year	$1,091,782	$1,400,970
Foreclosures	2,670,681	822,658
Proceeds from sale	(1,657,094)	(862,150)
Loss on sales	(179,422)	(154,421)
Valuation write downs	(65,000)	(115,275)

Balance at end of year	$1,860,947	$1,091,782

        In addition to the write downs recorded to reflect assets held for sale at fair value less cost to sell, expenses related to repossessed assets that were charged against earnings amounted to $253,195 and $112,244 for the years ended December 31, 2016 and 2015, respectively.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 11: REPOSSESSED REAL ESTATE AND OTHER REPOSSESSED ASSETS (Continued)

        Predominately, these expenses were attributable to property taxes, repair, maintenance, insurance and other expenditures for repossessed real estate.

NOTE 12: DEPOSITS

        Deposits in the accompanying consolidated balance sheets are summarized as follows:

	December 31,
	2016	2015
Non-interest bearing deposits	$1,025,424,756	$1,053,957,308
Interest bearing deposits:
NOW	359,560,461	318,608,703
Money market accounts	731,941,501	707,651,288
Saving accounts	85,927,259	81,574,788
Certificates of deposits, greater than $100,000	179,620,416	204,384,328
Certificates of deposits, less than $100,000	158,285,352	117,189,792

Total interest bearing deposits	1,515,334,989	1,429,408,899

Total deposits	$2,540,759,745	$2,483,366,207

        Interest expense for time deposits in denominations of $100,000 or more excluding brokered deposits was $1,098,358 and $1,307,505 for the years ended December 31, 2016 and 2015, respectively.

        At December 31, 2016, the scheduled maturities of all time deposits, including brokered deposits, are as follows:

2017	$224,071,047
2018	34,805,694
2019	32,170,032
2020	33,143,867
2021	13,715,128

$337,905,768

        At December 31, 2016 and 2015, the Company had $49,235,323 and $69,457,928 in deposits from public entities, respectively. At December 31, 2016 and 2015, the Company had brokered deposits of $81,370,000 and $32,549,000, respectively. The Company had no major concentrations of deposits in 2016 or 2015 from any single or related groups of depositors. Interest payable at December 31, 2016 and 2015 on all interest bearing deposits was approximately $366,000 and $339,000, respectively, and is included in other liabilities in the Company's consolidated balance sheets.

NOTE 13: RELATED PARTY TRANSACTIONS

        In the ordinary course of business, the Company, through its Bank subsidiary, has and expects to continue to conduct routine banking business with related parties, including its executive officers and

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 13: RELATED PARTY TRANSACTIONS (Continued)

directors. Related parties also include stockholders, and their affiliates in which they directly or indirectly have 5% or more beneficial ownership in the Company.

        Loans—In the opinion of management, loans to related parties were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectability or present any other unfavorable features to the Company.

        For the years ended December 31, 2016 and 2015, loans to such borrowers are summarized as follows:

	2016	2015
Balance, beginning of year	$136,514,934	$162,138,166
New loans	81,301,838	90,050,269
Repayments	(75,300,422)	(115,673,501)

Balance, end of year	$142,516,350	$136,514,934

        As of December 31, 2016 and 2015, there were no loans made to related parties deemed nonaccrual, past due, restructured or classified as potential problem loans.

        Unfunded Commitments—At December 31, 2016 and 2015, the Company had approximately $48,636,000 and $40,963,000 in unfunded loan commitments to related parties, respectively.

        Deposits—The Company held related party deposits of approximately $254,687,000 and $213,948,000 at December 31, 2016 and 2015, respectively.

        Premises—The Company made payments to related parties for costs associated with the acquisition, construction and improvements made to the Company's premises which totaled $266,886 for the year ended December 31, 2015. There were no related party payments during 2016.

        Rents—The Company makes rental payments to a related party on a month to month basis. Total rent expense to related parties for operating leases of premises was approximately $18,000 for each year ended December 31, 2016 and 2015, respectively.

NOTE 14: COMMITMENTS AND CONTINGENCIES, INCLUDING FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Unfunded Loan Commitments

        The Company is party to various financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit for loans in process, commercial lines of credit, overdraft protection lines, and standby letters of credit at both fixed and variable rates of interest. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of the involvement the Company has in particular classes of financial instruments.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 14: COMMITMENTS AND CONTINGENCIES, INCLUDING FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments.

        The Company uses the same credit policies in making these commitments and conditional obligations as it does for on-balance-sheet instruments.

        The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer.

        The following is a summary of the various financial instruments whose contract amounts represent credit risk at December 31, 2016 and 2015:

	2016	2015
Commitments to extend credit, variable	$493,739,596	$569,647,625
Commitments to extend credit, fixed	$113,719,357	$118,541,531

	$607,458,953	$688,189,156

Standby letters of credit	$26,681,842	$36,859,102

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements.

        Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third-party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to its customers.

Derivative Financial Instruments

        The Company has outstanding interest rate swap contracts in which the Bank entered into an interest rate swap with a customer while at the same time entering into an offsetting interest rate swap with another financial institution. These interest rate swap contracts are not designated as hedging instruments for mitigating interest rate risk of the Bank. The objective of the transactions allow the Bank's customers to effectively convert a variable rate loan to a fixed rate.

        In connection with each swap transaction, the Bank agrees to pay interest to the customer on a notional amount at a variable interest rate and receive interest from the customer on a similar notional amount at a fixed interest rate. At the same time, the Bank agrees to pay a third-party financial institution the same fixed interest rate on the same notional amount and receive the same variable interest rate on the same notional amount. Because the Bank acts as an intermediary for its customer, changes in the fair value of the underlying derivative contracts are designed to offset each other and would not significantly impact the Company's operating results except in certain situations where there is a significant deterioration in the customer's credit worthiness. At December 31, 2016 and 2015, no such deterioration was determined by management.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 14: COMMITMENTS AND CONTINGENCIES, INCLUDING FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

        At December 31, 2016 and 2015, the Company had eleven and nine interest rate swap agreements, respectively, outstanding with borrowers, with a corresponding number outstanding with correspondent financial institutions. These derivative instruments are not designated as accounting hedges and changes in the net fair value are recognized in non-interest income or expense. Fair value amounts are included in other assets and other liabilities. The table sets forth a summary of the derivative instruments outstanding as of December 31, 2016 and 2015, respectively.

	Notional Amounts	Fair Value	Fixed Rate	Floating Rate	Maturity
2016
Interest rate swaps with customers (other assets)	$13,637,279	$430,630	5.10%-7.25%	LIBOR 1M + 2.50%-3.25%	Wtd avg 6.60 yrs
Interest rate swaps with financial institution (other assets)	14,398,477	350,217	4.00%-4.75%	LIBOR 1M + 2.50%-3.00%	Wtd avg 9.45 yrs
Interest rate swaps with customers (other liabilities)	14,398,477	(350,217)	4.00%-4.75%	LIBOR 1M + 2.50%-3.00%	Wtd avg 9.45 yrs
Interest rate swaps with financial institution (other liabilities)	13,637,279	(430,630)	5.10%-7.25%	LIBOR 1M + 2.50%-3.25%	Wtd avg 6.60 yrs

Total derivatives not designated as hedging instruments	$56,071,512	$—

2015
Interest rate swaps with customers (other assets)	$14,362,945	$645,180	5.10%-7.25%	LIBOR 1M + 3.00%-3.25%	Wtd avg 6.30 yrs
Interest rate swaps with financial institution (other liabilities)	14,362,945	(645,180)	5.10%-7.25%	LIBOR 1M + 3.00%-3.25%	Wtd avg 6.30 yrs

Total derivatives not designated as hedging instruments	$28,725,890	$—

Repurchase Agreements

        At December 31, 2016 and 2015, the Company had outstanding funds amounting to $2,342,961 and $2,090,149 respectively, received from the sale of securities that were sold under agreements to repurchase. Securities subject to the transfer of ownership under the repurchase agreements are included in pledged securities, and the carrying value of these securities is disclosed in Note 3. The Company transacts these repurchase agreements with its customers and pays interest rates on these funds according to the terms of each repurchase agreement.

Contingent Liabilities

        The Company is committed to contribute capital into two private investment funds under the Small Business Investment Company (SBIC) program of the U.S. Small Business Administration. The funds' goals are to provide investment capital to small and middle market businesses throughout Texas and the South Central United States.

        At December 31, 2016 and 2015, $409,602 and $514,121, respectively, in unfunded commitments were outstanding and subject to call by the first fund. Cumulative capital contributions of $553,339 and

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 14: COMMITMENTS AND CONTINGENCIES, INCLUDING FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK (Continued)

$768,014 are included in other investments in the Company's consolidated balance sheets at December 31, 2016 and 2015, respectively.

        In 2016, an initial investment of $105,024 was made into the second fund and is included in other investment in the Company's consolidated balance sheet. At December 31, 2016, $2,394,976 in unfunded commitment is outstanding and subject to by call by the second fund.

        During 2014, the Company also committed to contribute capital into a limited partnership (as a limited partner) under the SBIC program of the U.S. Small Business Administration. At December 31, 2016 and 2015, $1,180,000 and $1,350,000, respectively, in unfunded commitments were outstanding and subject to call by the fund. Cumulative capital contributions of $820,000 and $650,000 are included in other investments in the Company's consolidated balance sheets at December 31, 2016 and 2015, respectively.

        The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. Based on information presently available and advice received from legal counsel representing the Company, it is the opinion of management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the financial position or results of operations of the Company.

Lease Commitments

        Pursuant to the terms of non-cancelable lease agreements in effect at December 31, 2016, future minimum rent commitments under various leases are as follows:

2017	$1,670,846
2018	1,563,799
2019	1,404,611
2020	1,382,829
2021	1,447,243
Thereafter	12,321,676

$19,791,004

        It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other property or equipment.

        Total rent expense for operating leases of premises and equipment was approximately $2,936,000 and $2,226,000 for the years ended December 31, 2016 and 2015, respectively, and is reflected in net occupancy expense on the consolidated statements of income.

        The Company leases office space to third parties in each of the Port Arthur, Texas and Sugar Land, Texas branches. For the years ended December 31, 2016 and 2015, lease income related to these facilities was approximately $223,000 and $235,000, respectively, and is reflected as a reduction to net occupancy expense on the consolidated statements of income.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 15: BORROWINGS

        At December 31, 2016 and 2015, the Company had established lines of credit totaling $842,794,592 and $774,365,506 respectively, with correspondent financial institutions. Included in these available borrowings at December 31, 2016 and 2015 is a line of credit with the Federal Home Loan Bank in the amount of $767,794,592 and $719,365,506, respectively, that is secured under a blanket lien on certain eligible investment securities and eligible commercial and real estate loans. The remainder of the available borrowings are extended on an unsecured basis among four correspondent banks. At December 31, 2016 and 2015, there were no outstanding borrowings on these lines, nor did the Company draw on these lines during the years ended December 31, 2016 and 2015.

NOTE 16: NOTES PAYABLE

        In conjunction with the acquisition of MCBI, the Company entered into a loan agreement on February 1, 2015 with a correspondent financial institution for $31,000,000. The note is payable in quarterly installments beginning May 2015 with the first four installments interest only. The remaining quarterly installments will be in an amount necessary to amortize the unpaid principal balance over a period of seven years from February 2016 to February 2023. The interest rate will be the prime rate, adjusted for any change in prime rate at the time such change is made. For the period February 1, 2015 to December 17, 2015, prime rate was 3.25%. Prime rate was changed to 3.50% on December 18, 2015 and to 3.75% on December 15, 2016. As of December 31, 2016 the balance outstanding was $27,678,571 with interest accrued of approximately $172,000 included in other liabilities on the consolidated balance sheets. Interest paid in 2016 was approximately $1,061,000.

        Future principle payments of notes payable are as follows:

2017	$4,428,571
2018	4,428,571
2019	4,428,572
2020	4,428,572
2021	4,428,571
Thereafter	5,535,714

$27,678,571

        As of December 31, 2016, the Company was in compliance with all covenants required by the loan agreement. Covenants include tangible net worth not less than $200 million, cash flow coverage ratio not less than 1.25, Texas ratio not to exceed 15.00%, and additional debt not to exceed $50 million. Texas ratio is defined as nonperforming assets plus loans 90 or more days past due as a percent of tangible equity and reserves.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 17: INCOME TAXES

        The components of the provision for income tax expense at December 31, 2016 and 2015 are as follows:

	2016	2015
Current federal income tax	$11,269,509	$12,352,506
Current state income tax	140,000	102,427
Deferred income tax	600,877	(1,664,182)

Income tax expense	$12,010,386	$10,790,751

        Income tax expense at the statutory rate of 35% for the years ended December 31, 2016 and 2015, respectively, differs from federal income tax for financial reporting purposes as follows:

	2016		2015
Income before provision for income tax	$39,218,448		$34,927,143
Tax expense calculated at statutory rate	$13,726,457	35.0%	$12,224,500	35.0%
Increase (decrease) resulting from:
State income tax	140,000	0.4	102,427	0.3
Tax exempt interest income	(1,585,278)	(4.0)	(1,349,331)	(3.9)
Life insurance	(485,134)	(1.2)	(464,265)	(1.3)
Other	214,341	0.5	277,420	0.8

Total income tax expense	$12,010,386	30.7%	$10,790,751	30.9%

        Deferred income taxes are provided for differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. The components of the net deferred tax asset at December 31, 2016 and 2015 are as follows:

	2016	2015
Deferred Tax Asset:
Allowance for possible credit losses	$8,751,934	$8,860,358
Compensation related	1,333,695	1,566,925
Deferred loan origination fees and loan costs	1,512,260	1,929,183
Loan related	1,037,125	1,490,960
Unrealized loss on securities available for sale	496,240	—
Other	787,813	1,729,646

Subtotal	13,919,067	15,577,072

Deferred Tax Liability:
Accumulated depreciation	(2,205,169)	(2,872,741)
Core deposit intangible	(2,661,865)	(3,059,751)
Unrealized gain on securities available for sale	—	(761,425)
Other	(20,764)	(452,763)

Subtotal	(4,887,798)	(7,146,680)

Net Deferred Tax Asset	$9,031,269	$8,430,392

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 17: INCOME TAXES (Continued)

        With its acquisition of MCBI in 2015, the Company had approximately $1.5 million tax-effected federal net operating loss carryforwards. The utilization of these carryforwards as an avialable offset to future taxable income is subject to limitations under U.S. federal income tax laws. As of December 31, 2016, the Company has federal net operating loss carryforwards of approximately $479,000 included in other deferred tax assets. The net operating loss carryforwards will expire in 2017. Based on historical earnings and expected sufficient future taxable income, management believes it will be able to fully utilize the net operating loss carryforwards, and therefore no valuation allowance was assessed at December 31, 2016.

NOTE 18: JUNIOR SUBORDINATED DEBT

Crosby Statutory Trust I

        During 2005, Crosby Bancshares, Inc., which was acquired by CBTX, Inc. in 2008, received proceeds of junior subordinated debt held by a trust (Crosby Statutory Trust I) that is funded by common securities, all of which were purchased by Crosby Bancshares, Inc., and trust preferred securities in the amount of $5,000,000 that are held by other investors. Funds raised by the trust totaling $5,155,000 were then loaned to Crosby Bancshares, Inc. in the form of junior subordinated debt. This debt was assumed by CBTX, Inc. at the date of acquisition. This debt is generally subordinated to other debt and deposits reflected on the consolidated balance sheets. The subordinated debt securities have a due date of December 15, 2035, with interest payable quarterly, due March 15, June 15, September 15, and December 15, of each year during the term of the debt.

        The interest rate of the debt is equal to the London Interbank Offered Rate of U.S. Dollar deposits in Europe (LIBOR), plus 1.44%, reset quarterly, which was 2.40% at December 31, 2016. CBTX, Inc. has the right to redeem these debt securities in whole, or from time to time in part, provided that all accrued and unpaid interest has been paid. Interest expense recorded in the consolidated statements of income on this debt was approximately $118,000 and $91,000 for the years ended December 31, 2016 and 2015, respectively.

        The investment in common securities of the trust by the Company totals $155,000 and is reflected in other assets in the December 31, 2016 and 2015 consolidated balance sheets.

County Bancshares Trust I

        During 2005, County Bancshares, Inc., which was acquired by CBTX, Inc. in 2007, received proceeds of junior subordinated debt held by a trust (County Bancshares Trust I) that is funded by common securities, all of which were purchased by County Bancshares, Inc., and trust preferred securities in the amount of $5,500,000 that are held by other investors. Funds raised by the trust totaling $5,671,000 were then loaned to County Bancshares, Inc. in the form of junior subordinated debt. This debt was transferred to CBTX, Inc. at the date of acquisition. This debt is generally subordinated to other debt and deposits reflected on the consolidated balance sheets presented. The subordinated debt securities have a due date of April 7, 2035, with interest payable quarterly, due January 7, April 7, July 7, and October 7 of each year during the term of the debt.

        The interest rate of the debt is equal to the London Interbank Offered Rate of U.S. Dollar deposits in Europe (LIBOR), plus 2%, and is reset quarterly. The rate of interest at December 31,

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 18: JUNIOR SUBORDINATED DEBT (Continued)

2016 was 2.88%. CBTX, Inc. has the right to redeem these debt securities in whole or from time to time in part (provided that all accrued and unpaid interest has been paid). Interest expense recorded in the consolidated statements of income on this debt was approximately $148,000 and $127,000 during the years ended December 31, 2016 and 2015, respectively.

        The investment in common securities of the trust by the Company totals $171,000 and is reflected in other assets in the December 31, 2016 and 2015 consolidated balance sheets.

        In December 2015, the Company purchased approximately $4,100,000 of the outstanding preferred securities for $3,075,000, reducing the outstanding preferred securities to $1,571,000. The purchase transaction generated a gain of $1,025,000 which was recorded in other non-interest income.

NOTE 19: EMPLOYEE BENEFIT PLANS AND DEFERRED COMPENSATION ARRANGEMENTS

Employee Benefit Plans

        The Company maintains a 401(k) employee benefit plan in which substantially all employees that complete three months of service may participate. The Company, at its discretion, may match a portion of each employee's contribution. The Company, also at its discretion, may make additional contributions during the Plan year. For the years ended December 31, 2016 and 2015, the Company made $1,658,703 and $1,555,021 in contributions to the plan, respectively.

Executive Deferred Compensation Arrangements

        The Company established an executive incentive compensation arrangement with several officers of the Bank, in which the executive is eligible for performance based incentive bonus compensation. As part of this compensation arrangement, the Company will contribute one-fourth of the incentive bonus amount into a deferred compensation account. The deferred amounts accrue a market rate of interest and are payable to the employees upon separation from the Bank provided the Plan's vesting arrangements have been met. At December 31, 2016 and 2015, the amount payable, including interest, for this deferred plan was approximately $2,013,000 and $2,012,000 respectively, and is included in other liabilities in the consolidated balance sheets.

Salary Continuation Agreement

        The Company entered into a salary continuation arrangement in 2008 with the Company's then President and CEO that calls for payments of $100,000 per year for a period of ten years commencing at age 65. Payments under the plan began during 2014. The Company's liability is approximately $583,000 and $659,000 at December 31, 2016 and 2015, respectively, and is included in other liabilities in the consolidated balance sheets. The Company recognized approximately $23,000 and $26,000 in expenses during 2016 and 2015, respectively.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 19: EMPLOYEE BENEFIT PLANS AND DEFERRED COMPENSATION ARRANGEMENTS (Continued)

Change of Control and Non-Competition Agreements

        The Company is party to change of control and non-competition agreements with certain employees of the Bank. Under their respective agreements, upon a "change of control" of the Company (as that term is defined in the agreements) or an "involuntary termination" (as that term is defined in the agreements), each of these employees will be entitled to receive an amount equal to two times the sum of (i) base salary plus (ii) the average bonus paid to the officer during the three years preceding the "change of control" or "involuntary termination", as applicable. "Change of control", as that term is defined in the agreements, also includes an initial public offering of common stock by the Company, pursuant to an effective registration statement filed under the Securities Act. Upon a change of control, including completion of an initial public offering, the Company plans to pay these employees in accordance with the terms of their respective agreements an aggregate amount of approximately $2.5 million. No compensation expense has been recognized to date as the change in control condition is not yet considered probable.

NOTE 20: STOCK OPTION PLANS

        The Company acquired a Stock Option Plan which originated under VB Texas, Inc. in 2006 (2006 Plan) whereby participants may purchase shares of Company stock. The 2006 Plan limits the number of shares that may be optioned to 746,220. The Plan provides that no options may be granted after October 24, 2016.

        The Company also acquired a Stock Option Plan that originated in May 2011 under VB Texas, Inc. (2011 Plan). The 2011 Plan limits the number of shares that may be optioned to 406,400. The 2011 Plan provides that no options may be granted after May 18, 2021. The options granted under the plans shall be Incentive Stock Options intended to qualify as such under the provisions of Section 422 of the Internal Revenue code of 1986.

        At December 31, 2016, the total options available for future grant amounted to 406,400 shares. The options granted to employees must be exercised within ten years from the date of grant and vesting schedules are determined on an individual basis. At the merger date, all outstanding options became fully vested and were converted to options of the Company's common stock at an exchange ratio equal to the acquisition exchange rate for common shares. The Company will not issue any additional options under the two VB Texas plans. At December 31, 2016 and 2015 the total shares outstanding and exercisable under the Plans were 175,514 and 555,874, respectively.

        In May 2014, the Company adopted the 2014 stock option plan. The 2014 Plan limits the number of shares that may be optioned to 1,127,200. The Plan provides that no options may be granted after May 20, 2024. The options granted under this plan shall be Incentive Stock Options intended to qualify as such under the provisions of Section 422 of the Internal Revenue code of 1986. Options granted under the Plan expire ten years from the date of grant and become exercisable in installments over a period of one to five years, beginning on the first anniversary of the grant. At December 31, 2016, total options available for future grant amounted to 1,035,200.

        Shares issued in connection with the exercise of stock options are issued from available treasury shares. If no treasury shares are available, new shares are issued from available authorized shares. All

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 20: STOCK OPTION PLANS (Continued)

shares issued in connection with the exercise of stock options were issued from treasury shares for the years ending December 31, 2016 and 2015.

        Cash received in exercise of share options during the years ended December 31, 2016 and 2015 was $3,882,912 and $159,986, respectively. There were no tax benefits realized from stock options exercised during December 31, 2016 and 2015, respectively.

        The following table summarizes additional information about stock options outstanding at December 31, 2016 and 2015:

	2016		2015
	Number of Shares Underlying Options	Weighted Average Exercise Prices	Number of Shares Underlying Options	Weighted Average Exercise Prices
Outstanding, beginning of year	647,074	$10.99	575,326	$10.06
Granted	—	$0.00	88,000	$16.87
Forfeited	(5,062)	$9.85	—	$0.00
Exercised	(393,698)	$9.87	(16,252)	$9.85

Outstanding, end of year	248,314	$12.80	647,074	$10.99

Exerciseable at end of year	175,514	$11.11	555,874	$10.03

Unvested at end of year	72,800	$16.88	91,200	$16.88

        The following table summarizes information about stock options outstanding at December 31, 2016:

	Options Outstanding			Options Exerciseable
Exercise Price	Number Outstanding	Intrinsic Value per Option	Weighted Average Remaining Contractual Life	Number Outstanding	Weighted Average Exercise Price	Intrinsic Value per Option
$9.85	88,360	$11.16	.95 years	88,360	$9.85	$11.16
$10.34	3,048	$10.67	4.62 years	3,048	$10.34	$10.67
$10.73	9,320	$10.27	4.95 years	9,320	$10.73	$10.27
$11.32	56,586	$9.68	5.97 years	56,586	$11.32	$9.68
$16.65	9,000	$4.35	8.30 years	1,000	$16.65	$4.35
$16.80	73,000	$4.20	8.24 years	14,600	$16.80	$4.20
$17.20	4,000	$3.80	7.31 years	1,600	$17.20	$3.80
$18.25	5,000	$2.75	8.92 years	1,000	$18.25	$2.75

	248,314		4.96 years	175,514

        The total intrinsic value of all options at December 31, 2016 was estimated to be $2,036,332 of which $1,736,132 is attributable to vested options. The intrinsic value at grant date of options exercised during 2016 and 2015 was $2,756,602 and $159,986, respectively.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 20: STOCK OPTION PLANS (Continued)

        There were 72,800 and 91,200 options unvested at December 31, 2016 and 2015, respectively, each with a grant date weighted average fair value of $1.76. The total number of shares vested during the periods ending December 31, 2016 and 2015 were 18,400 and 800, respectively. Total fair value of options vested during the years ending December 31, 2016 and 2015 was $32,324 and $1,404, respectively.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. The following assumptions were used for the 2015 grants. There were no options granted during 2016.

Year ended December 31, 2015
Dividend yield	1.19%
Expected volatility	8.96%
Risk free interest rate	2.05%
Expected life in years	6.0

        The dividend yield assumption is based on the Company's history and expectation of dividend payouts. Expected volatility is based on the Company's historical volatility of its common stock. The risk-free interest rate is based upon the U.S. Treasury yield curve in effect at the time of grant. And expected life is based on the ten year term or historical exercise experience.

        For options granted compensation costs are recognized in the consolidated statements of earnings based on their fair values on the date of the grant. For the years ended December 31, 2016 and 2015, compensation expense of $43,288 and $11,825 was recorded. The total recognized tax benefit was $224 and $4,139 for the years ended December 31, 2016 and 2015, respectively. As of December 31, 2016, there was approximately $103,000 of total unrecognized compensation expense related to the stock-based compensation arrangements. That cost is expected to be recognized over a weighted average period of 3.3 years.

NOTE 21: REGULATORY MATTERS

Regulatory Capital

        Banks and bank holding companies are subject to various regulatory capital requirements administered by state and federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting and other factors.

        The Basel III Capital Rules, a new comprehensive capital framework for U.S. banking organizations, became effective for the Company and Bank on January 1, 2015 (subject to a phase-in period for certain provisions). Quantitative measures established by the Basel III Capital Rules to ensure capital adequacy require the maintenance of minimum amounts and ratios (set forth in the table below) of Common Equity Tier 1 capital, Tier 1 capital and Total capital (as defined in the regulations)

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 21: REGULATORY MATTERS (Continued)

to risk-weighted assets (as defined), and of Tier 1 capital to adjusted quarterly average assets (as defined).

        The Company and Bank's Common Equity Tier 1 capital includes common stock and related paid-in capital, net of treasury stock, and retained earnings. In connection with the adoption of the Basel III Capital Rules, the Company and Bank elected to opt-out of the requirement to include most components of accumulated other comprehensive income in Common Equity Tier 1. Common Equity Tier 1 for both the Company and Bank is reduced by goodwill and other intangible assets, net of associated deferred tax liabilities, and subject to transition provisions.

        Tier 1 capital includes Common Equity Tier 1 capital and additional Tier 1 capital. For the Bank at December 31, 2016 and 2015, there were no additional Tier 1 Capital components. Under the Basel III Capital Rules, trust preferred securities qualify as Tier 1 capital instruments with a limitation of 25 percent of Tier 1 capital elements. At December 31, 2016 and 2015, $6.4 million of trust preferred securities were included in the Company's additional Tier 1 capital.

        Total capital includes Tier 1 capital and Tier 2 capital. Tier 2 capital for both the Company and Bank includes a permissible portion of the allowance for loan losses.

        The Common Equity Tier 1, Tier 1 and Total capital ratios are calculated by dividing the respective capital amounts by risk-weighted assets. Risk-weighted assets are calculated based on regulatory requirements and include total assets, with certain exclusions, allocated by risk weight category, and certain off-balance-sheet items, among other things. The leverage ratio is calculated by dividing Tier 1 capital by adjusted quarterly average total assets, which exclude goodwill and other intangible assets, among other things.

        When fully phased in on January 1, 2019, the Basel III Capital Rules will require the Company and Bank to maintain (i) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 4.5%, plus a 2.5% "capital conservation buffer" (which is added to the 4.5% Common Equity Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 7.0% upon full implementation), (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer (which is added to the 6.0% Tier 1 capital ratio as that buffer is phased in, effectively resulting in a minimum Tier 1 capital ratio of 8.5% upon full implementation), (iii) a minimum ratio of Total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer (which is added to the 8.0% total capital ratio as that buffer is phased in, effectively resulting in a minimum total capital ratio of 10.5% upon full implementation) and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average quarterly assets.

        The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will be phased in over a four-year period (increasing by that amount on each subsequent January 1, until it reaches 2.5% on January 1, 2019). The Basel III Capital Rules also provide for a "countercyclical capital buffer" that is applicable to only certain covered institutions and does not have any current applicability to the Company and Bank. The capital conservation buffer is designed to absorb losses during periods of economic stress and, as detailed above, effectively increases the minimum required risk-weighted capital ratios. Banking institutions with a ratio of Common Equity Tier 1 capital to risk-weighted assets below the effective minimum (4.5% plus the capital conservation

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 21: REGULATORY MATTERS (Continued)

buffer and, if applicable, the countercyclical capital buffer) will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall.

        The following table presents actual and required capital ratios as of December 31, 2016 for the Company and Bank under the Basel III Capital Rules. The minimum required capital amounts presented include the minimum required capital levels as of December 31, 2016 based on the phase-in provisions of the Basel III Capital Rules and the minimum required capital levels as of January 1, 2019 when the Basel III Capital Rules have been fully phased-in. Capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules.

	Actual		Minimum Capital Required- Basel III Phase-In Schedule		Minimum Capital Required- Basel III Fully Phased-in		Required to be Considered Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
2016
Common Equity Tier I to Risk-Weighted Assets
Consolidated	$274,516	11.5%	$107,272	4.5%	$166,867	7.0%	$154,948	6.5%
Bank Only	$304,058	12.8%	$107,209	4.5%	$166,770	7.0%	$154,844	6.5%
Tier I Capital to Risk-Weighted Assts
Consolidated	$280,916	11.8%	$143,029	6.0%	$202,624	8.5%	$190,705	8.0%
Bank Only	$304,058	12.8%	$142,946	6.0%	$202,507	8.5%	$190,594	8.0%
Total Capital to Risk-Weighted Assets
Consolidated	$306,287	12.9%	$190,705	8.0%	$250,300	10.5%	$238,381	10.0%
Bank Only	$329,428	13.8%	$190,594	8.0%	$250,155	10.5%	$238,243	10.0%
Leverage Ratio
Consolidated	$280,916	9.8%	$114,872	4.0%	$114,872	4.0%	$143,590	5.0%
Bank Only	$304,058	10.6%	$114,872	4.0%	$114,872	4.0%	$143,590	5.0%

	Actual		Minimum Capital Required- Basel III Phase-In Schedule		Minimum Capital Required- Basel III Fully Phased-In		Required to be Considered Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio	Amount	Ratio
2015
Common Equity Tier I to Risk-Weighted Assets
Consolidated	$259,620	10.9%	$107,299	4.5%	$166,910	7.0%	$154,988	6.5%
Bank Only	$288,648	12.1%	$107,199	4.5%	$166,755	7.0%	$154,844	6.5%
Tier I Capital to Risk-Weighted Assts
Consolidated	$266,020	11.2%	$143,066	6.0%	$202,676	8.5%	$190,754	8.0%
Bank Only	$288,648	12.1%	$142,933	6.0%	$202,488	8.5%	$190,577	8.0%
Total Capital to Risk-Weighted Assets
Consolidated	$291,888	12.2%	$190,754	8.0%	$250,365	10.5%	$238,443	10.0%
Bank Only	$314,516	13.2%	$190,577	8.0%	$250,132	10.5%	$238,221	10.0%
Leverage Ratio
Consolidated	$266,020	9.3%	$113,958	4.0%	$113,958	4.0%	$142,448	5.0%
Bank Only	$288,648	10.1%	$113,958	4.0%	$113,958	4.0%	$142,448	5.0%

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 21: REGULATORY MATTERS (Continued)

        Management believes that, as of December 31, 2016 and 2015, CBTX, Inc. and its bank subsidiary, CommunityBank of Texas, N.A., were "well capitalized" based on the ratios presented above.

        The Company and Bank are subject to the regulatory capital requirements administered by the Federal Reserve Board and, for the Bank, the Office of the Comptroller of the Currency (OCC). Regulatory authorities can initiate certain mandatory actions if Company or Bank fail to meet the minimum capital requirements, which could have a direct material effect on our financial statements. Management believes, as of December 31, 2016 and 2015, that the Company and Bank meet all capital adequacy requirements to which they are subject.

Dividend Restrictions

        In the ordinary course of business, the Company may be dependent upon dividends from the Bank to provide funds for the payment of dividends to shareholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. Approval is also required if dividends declared exceed the net profits for that year combined with the retained net profits for the preceding two years.

NOTE 22: FAIR VALUE DISCLOSURES

        The authoritative guidance for fair value measurements defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are (i) independent, (ii) knowledgeable, (iii) able to transact and (iv) willing to transact.

        The authoritative guidance requires the use of valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement costs). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable, meaning those that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources, or unobservable, meaning those that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, the authoritative guidance establishes a fair value hierarchy for

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 22: FAIR VALUE DISCLOSURES (Continued)

valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

        Level 1 Inputs—Inputs are based upon unadjusted quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date. The fair values of the Company's equity securities were measured using Level 1 inputs.

        Level 2 Inputs—Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (for example, interest rates, volatilities, prepayment speeds, loss severities, credit risks and default rates) or inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 investments consist primarily of obligations of U.S. government sponsored enterprises and agencies, obligations of state and municipal subdivisions, corporate bonds and mortgage-backed securities.

        Level 3 Inputs—Significant unobservable inputs that reflect an entity's own assumptions that market participants would use in pricing the assets or liabilities.

        During the years ending December 31, 2016 and 2015, there were no transfers of assets or liabilities within the levels of the fair value hierarchy.

        In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use observable market-based parameters as inputs. Valuation adjustments may be made to ensure that assets and liabilities are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

        The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Financial Instruments Recorded at Fair Value

        Assets and liabilities measured at fair value on a recurring basis include the following:

        Securities Available For Sale:    Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For those securities classified as Level 2, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U. S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the bond's terms and conditions, among other things.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 22: FAIR VALUE DISCLOSURES (Continued)

        Interest Rate Swaps with Customers:    For interest rate swaps with customers classified as Level 2, the Company obtains fair value measurements from an independent pricing service which uses the "income approach" as defined by ASC 820. Income approach calls for the utilization of valuation techniques to convert future cash flows as due to be exchanged per the terms of the financial instrument, into a single present value amount. Measurement is based on the value indicated by the market expectations about those future amounts as of the measurement date. The proprietary curves of the independent pricing service utilizes pricing models derived from industry standard analytic tools, taking into account both Level 1 and Level 2 inputs.

        Interest Rate Swaps with Financial Institutions:    For interest rate swaps with financial institutions classified as Level 2, the Company obtains fair value measurements from an independent pricing service which uses the "income approach" as defined by ASC 820. Income approach calls for the utilization of valuation techniques to convert future cash flows as due to be exchanged per the terms of the financial instrument, into a single present value amount. Measurement is based on the value indicated by the market expectations about those future amounts as of the measurement date. The proprietary curves of the independent pricing service utilizes pricing models derived from industry standard analytic tools, taking into account both Level 1 and Level 2 inputs.

        The following table summarizes financial assets measured at fair value on a recurring basis as of December 31, 2016 and 2015, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	December 31, 2016
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Financial assets
Securities Available For Sale:
State and municipal securities	$—	$58,979,356	$—	$58,979,356
U.S. Agency Securities:
Debt securities	—	20,340,840	—	20,340,840
Collateralized mortgage obligations/mortgage backed securities	—	125,559,796	—	125,559,796
Other securities	1,063,504	—	—	1,063,504
Interest rate swaps with customers	—	430,630	—	430,630
Interest rate swaps with financial institutions	—	350,217	—	350,217

Total financial assets	$1,063,504	$205,660,839	$—	$206,724,343

Financial liabilities:
Interest rate swaps with customers	$—	$350,217	$—	$350,217
Interest rate swaps with financial institutions	—	430,630	—	430,630

Total financial liabilities	$—	$780,847	$—	$780,847

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 22: FAIR VALUE DISCLOSURES (Continued)

	December 31, 2015
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total
Financial assets
Securities Available For Sale:
State and municipal securities	$—	$51,022,209	$—	$51,022,209
U.S. Agency Securities:
Debt securities	—	11,961,160	—	11,961,160
Collateralized mortgage obligations/mortgage backed securities	—	81,712,536	—	81,712,536
Other securities	1,056,929	—	—	1,056,929
Interest rate swaps with customers	—	645,180	—	645,180

Total financial assets	$1,056,929	$145,341,085	$—	$146,398,014

Financial liabilities:
Interest rate swaps with financial institutions	$—	$645,180	$—	$645,180

Total financial liabilities	$—	$645,180	$—	$645,180

        Certain financial assets and financial liabilities are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). Financial assets measured at fair value on a non-recurring basis during the reported periods include repossessed real estate and other assets and certain impaired loans reported at the fair value of the underlying collateral if repayment is expected solely from the collateral. Repossessed real estate and other asset and collateral values are estimated using Level 2 inputs based on observable market data, typically in the case of real estate, or Level 3 inputs based on customized discounting criteria, typically in the case of non-real estate collateral such as inventory, accounts receivable, equipment or other business assets.

        The table below outlines the financial assets and financial liabilities measured on a non-recurring basis.

	December 31, 2016
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Loans
Commercial and industrial	$—	$—	$3,765,070
Real estate:
Commercial real estate	—	—	1,659,667

Total loans	$—	$—	$5,424,737

Repossessed real estate and other assets	$—	$—	$—

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 22: FAIR VALUE DISCLOSURES (Continued)

	December 31, 2015
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Real estate:
Construction and development	$—	$—	$492,000

Total	$—	$—	$492,000

Repossessed real estate and other assets	$—	$—	$246,994

Non-financial Assets and Non-financial Liabilities

        The Company does not have any non-financial assets or non-financial liabilities measured at fair value on a recurring basis. Certain non-financial assets measured at fair value on a non-recurring basis include foreclosed assets (upon initial recognition or subsequent impairment), non-financial assets and non-financial liabilities measured at fair value in the second step of a goodwill impairment test, and intangible assets and other non-financial long-lived assets measured at fair value for impairment assessment. Non-financial assets measured at fair value on a non-recurring basis during the reported periods include certain foreclosed assets which, upon initial recognition, were remeasured and reported at fair value through a charge-off to the allowance for loan losses and certain foreclosed assets which, subsequent to their initial recognition, were remeasured at fair value through a write-down included in other non-interest expense. The fair value of a foreclosed asset is estimated using Level 2 inputs based on observable market data or Level 3 inputs based on customized discounting criteria. During the reported periods, all fair value measurements for foreclosed assets utilized Level 2 inputs.

        The following table presents foreclosed assets that were remeasured subsequent to initial recognition and reported at fair value:

	December 31,
	2016	2015
Foreclosed assets remeasured at initial recognition:
Carrying value of foreclosed assests prior to remeasurement	$2,017,682	$892,785
Charge-offs recognized in the allowance for loan losses	(47,099)	(70,127)

Fair Value	$1,970,583	$822,658

Foreclosed assets remeasured subsequent to intial recognition:
Carrying value of foreclosed assests prior to remeasurement	$630,000	$575,881
Write-downs included in other non-interest expense	(65,000)	(115,275)

Fair Value	$565,000	$460,606

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 22: FAIR VALUE DISCLOSURES (Continued)

Fair Value Disclosure for all Financial Instruments

        The Company is required to disclose the fair value of all financial instruments, including those financial assets and financial liabilities not recorded at fair value in its consolidated balance sheets, for which it is practicable to estimate fair value. Below is a table that summarizes the fair market values of all financial instruments of the Company at December 31, 2016 and 2015 followed by methods and assumptions that were used by the Company in estimating the fair value.

        The estimated fair values of the Company's financial instruments are as follows (in thousands):

	December 31, 2016
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value	Carrying Amount
Financial assets:
Cash and cash equivalents	$53,000,463	$—	$—	$53,000,463	$53,000,463
Interest bearing deposits in banks	329,102,689	—	—	329,102,689	329,102,689
Time deposits in other banks	—	600,000	—	600,000	600,000
Other securities	1,063,504	—	—	1,063,504	1,063,504
Securities available for sale	—	204,879,992		204,879,992	204,879,992
Securities held to maturity	—	37,351	—	37,351	34,388
Other investments	—	—	12,063,413	12,063,413	12,063,413
Loans, including loans held for sale, net	—	—	2,139,645,159	2,139,645,159	2,130,492,159
Cash surrender value of life insurance	—	51,429,709	—	51,429,709	51,429,709
Accrued interest receivable	—	6,674,376	—	6,674,376	6,674,376
Servicing asset	—	185,368	—	185,368	185,368
Interest rate swaps with customers	—	430,630	—	430,630	430,630
Interest rate swaps with financial institutions	—	350,217	—	350,217	350,217

Total financial assets	$383,166,656	$264,587,643	$2,151,708,572	$2,799,462,871	$2,790,306,908

Financial liabilities:
Noninterest-bearing deposits	$1,025,424,756	$—	$—	$1,025,424,756	$1,025,424,756
Interest-bearing deposits	—	1,451,512,000	—	1,451,512,000	1,515,334,989
Repurchase agreements	—	2,342,961	—	2,342,961	2,342,961
Junior subordinated debt	—	6,726,000	—	6,726,000	6,726,000
Notes payable	—	27,678,571	—	27,678,571	27,678,571
Accrued interest payable	—	582,117	—	582,117	582,117
Interest rate swaps with customers	—	350,217	—	350,217	350,217
Interest rate swaps with financial institutions	—	430,630	—	430,630	430,630

Total financial liabilities	$1,025,424,756	$1,489,622,496	$—	$2,515,047,252	$2,578,870,241

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 22: FAIR VALUE DISCLOSURES (Continued)

	December 31, 2015
	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs	Total Fair Value	Carrying Amount
Financial assets:
Cash and cash equivalents	$51,720,854	$—	$—	$51,720,854	$51,720,854
Interest bearing deposits in banks	383,179,938	—	—	383,179,938	383,179,938
Time deposits in other banks	—	400,000	—	400,000	400,000
Other securities	1,056,929	—	—	1,056,929	1,056,929
Securities available for sale	—	144,695,905	—	144,695,905	144,695,905
Securities held to maturity	—	39,252	—	39,252	35,806
Other investments	—	—	12,006,364	12,006,364	12,006,364
Loans, including loans held for sale, net	—	—	2,109,199,000	2,109,199,000	2,068,256,651
Cash surrender value of life insurance	—	50,440,926	—	50,440,926	50,440,926
Accrued interest receivable	—	5,587,479	—	5,587,479	5,587,479
Servicing asset	—	136,468	—	136,468	136,468
Interest rate swaps with customers	—	645,180	—	645,180	645,180

Total financial assets	$435,957,721	$201,945,210	$2,121,205,364	$2,759,108,295	$2,718,162,500

Financial liabilities:
Noninterest-bearing deposits	$1,053,957,308	$—	$—	$1,053,957,308	$1,053,957,308
Interest-bearing deposits	—	1,398,104,000	—	1,398,104,000	1,429,408,899
Repurchase agreements	—	2,090,149	—	2,090,149	2,090,149
Junior subordinated debt	—	6,726,000	—	6,726,000	6,726,000
Notes payable	—	31,000,000	—	31,000,000	31,000,000
Accrued interest payable	—	550,025	—	550,025	550,025
Interest rate swaps with financial institutions	—	645,180	—	645,180	645,180

Total financial liabilities	$1,053,957,308	$1,439,115,354	$—	$2,493,072,662	$2,524,377,561

        The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair values of all financial instruments have been determined as follows:

        Cash and Cash Equivalents and Time Deposits in Other Banks—For these short term instruments, the carrying amount is a reasonable estimate of fair value.

        Other Investments—Other investments consist of other correspondent bank stocks and CRA investments. For these investments, cost, which is generally the carrying amount, is a reasonable estimate of fair value due to redemption restrictions.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 22: FAIR VALUE DISCLOSURES (Continued)

        Loans—Fair values of loans are estimated for segregated groupings of loans with similar financial characteristics. Loans are segregated by segment such as real estate, commercial and agricultural, consumer, and other loans. Each of these categories is further subdivided into fixed and adjustable rate loans and performing and nonperforming loans. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the various types of loans. Discount rates ranged from 2.30% to 16.50%. These rates reflect the rate environment for repricing the respective category of loans at December 31, 2016 and 2015. The fair value of the residential mortgage loans that are sold in the secondary market is estimated to be the carrying amount due to the short-term nature of these loans.

        Bank Owned Life Insurance—The carrying value for the cash value of life insurance is based on information received from the insurance carriers indicating the financial performance of the policies and the amount the Company would receive should the policies be surrendered and is considered a reasonable estimate of fair value.

        Deposits—The fair values for demand deposits are reported at a value equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit, savings accounts, and money market deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on similar deposits to a schedule of aggregated expected monthly maturities.

        Repurchase Agreements—For these short-term borrowings, carrying value is deemed to be a reasonable estimate of their fair value.

        Junior Subordinated Debentures—The fair value for these debentures is considered to be the carrying value due to the variable rate feature of the instruments.

NOTE 23: EARNINGS PER SHARE

        Basic earnings per common share is computed as net income available to common shareholders divided by the weighted average number of common shares outstanding during the period.

        Diluted earnings per common share is computed using the weighted average number of shares determined for the basic earnings per common share computation plus the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock using the treasury stock method. Outstanding stock options issued by the Company represent the only dilutive effect reflected in diluted weighted average shares.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 23: EARNINGS PER SHARE (Continued)

        The following table illustrates the computation of basic and diluted earnings per share:

	December 31, 2016		December 31, 2015
	Amount	Per Share Amount	Amount	Per Share Amount
Net income	$27,208,061		$24,136,392
Basic:
Weighted average shares outstanding	22,048,724	$1.23	22,462,176	$1.07
Diluted:
Add incremental shares for:
Effect of dilutive securities—options	186,332		212,870

Adjusted weighted average shares outstanding	22,235,056	$1.22	22,675,046	$1.06

NOTE 24: OTHER COMPREHENSIVE INCOME

        Comprehensive income includes all changes in shareholders' equity during a period, except those resulting from transactions from shareholders. In addition to net income, comprehensive income includes the net effect of change in fair value of securities available for sale, net of tax. The tax effects allocated to each component of other comprehensive income (loss) is as follows:

	Before Tax Amount	Tax Expense (Benefit)	Net of Tax Amount
2016
Securities available for sale:
Unrealized gains on securities available for sale arising druing the period, net	$(3,621,768)	$(1,267,618)	$(2,354,150)
Reclassification adjustment for realized gains included in net income	28,438	9,953	18,485

Total other comprehensive income	$(3,593,330)	$(1,257,665)	$(2,335,665)

2015
Securities available for sale:
Unrealized gains on securities available for sale arising druing the period, net	$(527,317)	$(184,561)	$(342,756)
Reclassification adjustment for realized gains included in net income	—	—	—

Total other comprehensive income	$(527,317)	$(184,561)	$(342,756)

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 25: PARENT COMPANY ONLY FINANCIAL STATEMENTS

        The following balance sheets, statements of income and statements of cash flow for CBTX, Inc. should be read in conjunction with the consolidated financial statements and the notes thereto.

Balance Sheet

	December 31,
	2016	2015
Assets
Cash and cash equivalents	$5,057,441	$6,887,738
Investment in subsidiary	387,179,370	373,339,760
Deferred tax asset, net	463,594	758,894
Other assets	1,243,528	3,051,934

Total assets	$393,943,933	$384,038,326

Liabilities and Shareholders' Equity
Junior subordinated debt	6,726,000	6,726,000
Notes Payable	27,678,571	31,000,000
Other liabilities	1,901,768	1,999,283

Total liabilities	36,306,339	39,725,283

Shareholders' Equity
Preferred stock	—	—
Common stock	114,857,520	114,857,520
Additional Paid in Capital	163,758,481	166,420,156
Retained earnings	95,389,208	72,576,757
Treasury stock	(15,446,026)	(10,955,466)
Accumulated other comprehensive income (loss)	(921,589)	1,414,076

Total shareholders' equity	357,637,594	344,313,043

Total liabilities and shareholders' equity	$393,943,933	$384,038,326

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 25: PARENT COMPANY ONLY FINANCIAL STATEMENTS (Continued)

Statements of Income

	Year Ended December 31,
	2016	2015
Interet income
Other	$120,057	$10,004
Interest expense
Notes payable	1,061,107	932,368
Junior subordinated debt	265,720	217,583

Net interest expense	(1,206,770)	(1,139,947)
Non-interest income
Dividend income from subsidiary	12,250,000	30,400,000
Other	—	1,025,000

Total non-interest income	12,250,000	31,425,000
Non-interest expense
Salaries and employee benefits	225,250	196,601
Net occupancy expense	13,735	—
Data processing	28,171	26,270
Printing, stationery and office	9,686	4,584
Professional and directors fees	341,257	275,549
Merger expense	—	545,978
Other expenses	31,533	38,042

Total non-interest expense	649,632	1,087,024

Loss before income tax benefit and equity in undistributed income of subsidiary	10,393,598	29,198,029
Income tax benefit	639,188	326,224

Income before equity in undistributed income(loss) of subsidiary	11,032,786	29,524,253
Equity in undistributed income(loss) of subsidiary	16,175,275	(5,387,861)

Net income	$27,208,061	$24,136,392

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 25: PARENT COMPANY ONLY FINANCIAL STATEMENTS (Continued)

Statements of Cash Flows

	Year Ended December 31,
	2016	2015
Cash flows from operating activities:
Net income	$27,208,061	$24,136,392
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Gain on redemption of junior subordinated debt	—	(1,025,000)
Stock based compensation expense	43,288	11,825
Equity in undistributed net (income) loss of subsidiary	(16,175,275)	5,387,861
Deferred federal income tax provision	295,300	(502,370)
Change in operating assets and liabilities:
Other assets	1,808,406	2,378,083
Other liabilities	(97,515)	28,308

Total adjustments	(14,125,796)	6,278,707

Net cash provided by operating activities	13,082,265	30,415,099
Cash flows from investing activities:
Acquisition of MCBI, net of cash acquired	—	(50,414,015)

Net cash (used) by investing activities	—	(50,414,015)
Cash flows from financing activities:
Purchase of treasury stock	(11,078,436)	(4,417,841)
Proceeds from issuance of treasury stock	3,882,913	159,987
Purchase of trust preferred securities	—	(3,075,000)
Repayment (proceeds) from note payable	(3,321,429)	31,000,000
Dividends paid on common stock	(4,395,610)	(4,486,725)

Net cash provided (used in) financing activities	(14,912,562)	19,180,421

Net decrease in cash and cash equivalents	(1,830,297)	(818,495)
Cash and cash equivalents, beginning	6,887,738	7,706,233

Cash and cash equivalents, ending	$5,057,441	$6,887,738

NOTE 26: SUBSEQUENT EVENTS

        On March 15, 2017, the Company's Board of Directors approved a dividend of approximately $1,100,000 which was paid on April 14, 2017.

        On May 17, 2017, the Company's Board of Directors approved a dividend of approximately $1,100,000 which was paid on July 14, 2017.

        On August 7, 2017, the board of directors of the Company terminated the VB Texas, Inc. 2011 Stock Option Plan. At the date of termination, there were no options outstanding thereunder.

CBTX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

DECEMBER 31, 2016 and 2015

NOTE 26: SUBSEQUENT EVENTS (Continued)

        On September 13, 2017, the Company's shareholders approved the CBTX, Inc. 2017 Stock Incentive Plan (the "2017 Plan"), which was previously approved by the Company's board of directors. The 2017 Plan authorizes the Company to grant options and restricted stock awards to eligible employees, consultants and non-employee directors up to an aggregate of 600,000 shares of common stock.

        The Company evaluated all events or transactions that occurred after December 31, 2016 through April 24, 2017, the date the consolidated financial statements were available to be issued, and updated the evaluation through August 14, 2017, the date the revised consolidated financial statements were issued.

            Shares

CBTX, Inc.

Common Stock

PROSPECTUS

Stephens Inc.	Keefe, Bruyette & Woods, Inc.
A Stifel Company
Sandler O'Neill + Partners, L.P.

The date of this prospectus is                , 2017

Through and including                , 2017 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        Estimated expenses, other than underwriting discounts, of the sale of our common stock, are as follows:

SEC registration fee	$	*
FINRA filing fee		*
Listing fees and expenses		*
Transfer agent and registrar fees and expenses		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting expenses		*
Miscellaneous expenses		*
Total	$	*

*
To be furnished by amendment.

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The TBOC permits a corporation to indemnify a director who was, is or is threatened to be a named defendant or respondent in a proceeding as a result of the performance of his duties if such person acted in good faith and, in the case of conduct in the person's official capacity as a director, in a manner he reasonably believed to be in the best interests of the corporation and, in all other cases, that the person's conduct was not opposed to the best interests of the corporation and with respect to any criminal action or proceeding, that such person had no reasonable cause to believe his conduct was unlawful. The TBOC further permits a corporation to eliminate in its charter all monetary liability of the corporation's directors to the corporation or its shareholders for conduct in performance of such director's duties. Our amended and restated certificate of formation provides that our directors are not liable to the Company or our shareholders for monetary damages for an act or omission in their capacity as a director, except that there will be no limitation of liability to the extent the director has been found liable under applicable law for: (i) breach of the director's duty of loyalty owed to the Company or our shareholders; (ii) an act or omission not in good faith that constitutes a breach of duty of the director to the Company or that involves intentional misconduct or a knowing violation of the law; (iii) a transaction from which the director received an improper benefit, regardless of whether the benefit resulted from an action taken within the scope of the director's duties; or (iv) an act or omission for which the liability of the director is expressly provided for by an applicable statute.

        Sections 8.101 and 8.103 of the TBOC provide that a corporation may indemnify a person who was, is or is threatened to be a named defendant or respondent in a proceeding because the person is or was a director only if a determination is made that such indemnification is permissible under the TBOC: (i) by a majority vote of the directors who at the time of the vote are disinterested and independent, regardless of whether such directors constitute a quorum; (ii) by a majority vote of a board committee designated by a majority of disinterested and independent directors and consisting solely of disinterested and independent directors; (iii) by special legal counsel selected by the board of directors or a committee of the board of directors as set forth in (i) or (ii); (iv) by the shareholders in a vote that excludes the shares held by directors who are not disinterested and independent; or (v) by a unanimous vote of the shareholders.

        Section 8.104 of the TBOC provides that the corporation may pay or reimburse, in advance of the final disposition of the proceeding, reasonable expenses incurred by a present director who was, is or is threatened to be made a named defendant or respondent in a proceeding after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under Section 8.101 and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director is not otherwise permitted under the TBOC. Section 8.105 also provides that reasonable expenses incurred by a former director or officer, or a present or former employee or agent of the corporation, who was, is or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the action, as the corporation considers appropriate.

        Section 8.105 of the TBOC provides that a corporation may indemnify and advance expenses to a person who is not a director, including an officer, employee or agent of the corporation as provided by: (i) the corporation's governing documents; (ii) an action by the corporation's governing authority; (iii) resolution by the shareholders; (iv) contract; or (v) common law. As consistent with Section 8.105, a corporation may indemnify and advance expenses to persons who are not directors to the same extent that a corporation may indemnify and advance expenses to directors.

        Further, our amended and restated certificate of formation and bylaws provide that we must indemnify our directors and officers to the fullest extent authorized by law. We are also expressly required to advance certain expenses to our directors and officers. We may also purchase insurance on behalf of an existing or former officer, employee, director or agent against any liability asserted against and incurred by that person in such capacity, or arising out of that person's status in such capacity. We believe that these indemnification provisions and the directors' and officers' insurance are useful to attract and retain qualified directors and executive officers.

        We will enter into, prior to the completion of this offering, indemnification agreements with each of our directors and certain of our officers. The indemnification agreements will provide, among other things, for indemnification to the fullest extent permitted by law and our charter and bylaws against (i) any and all direct and indirect liabilities and reasonable expenses, including judgments, fines, penalties, interest and amounts paid in settlement of any claim with our approval and reasonable counsel fees and disbursements, (ii) any liability pursuant to a loan guarantee, or otherwise, for any of our indebtedness and (iii) any liabilities incurred as a result of acting on behalf of us (as a fiduciary or otherwise) in connection with an employee benefit plan. The indemnification agreements will provide for, the advancement or payment of expenses to the indemnitee and for reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of formation and bylaws.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under any of the foregoing provisions, in the opinion of the SEC, that indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Finally, our ability to provide indemnification to our directors and officers is limited by federal banking laws and regulations, including, but not limited to, 12 U.S.C. 1828(k).

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES.

        In the three years preceding the filing of this registration statement, the we have not issued any securities that were not registered under the Securities Act, other than in connection with the transactions described herein that were exempt from registration.

        We periodically issue grants of certain equity based awards to our executive officers, directors and other key employees pursuant to our CBTX, Inc. 2014 Stock Option Plan. Between January 1, 2014 and the filing of this registration statement, we granted options to purchase an aggregate of 92,000 shares of our common stock at exercise prices ranging from $16.65 to $18.25 per share under the CBTX, Inc. 2014 Stock Option Plan.

        The issuances of securities described in the preceding paragraph were made in reliance upon the exemption from registration under Section 4(2) or its successor 4(a)(2) of the Securities Act of 1933, as amended, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act. The recipients of securities in the transactions exempt under Section 4(2) or its successor 4(a)(2) of the Securities Act represented their intention to acquire the securities for investment purposes only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)
Exhibits.

        See the Exhibit Index on the page immediately following the signature page for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)
Financial Statement Schedules.

        All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

ITEM 17.    UNDERTAKINGS.

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The registrant hereby further undertakes that:

        (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

        (2)   For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Houston, Texas, on the      day of    , 2017.

CBTX, INC.
By:
Robert R. Franklin, Jr.
Chairman, President and Chief Executive Officer

POWERS OF ATTORNEY

        Each of the undersigned officers and directors of CBTX, Inc. hereby severally constitutes and appoints Robert R. Franklin, Jr. and Robert T. Pigott, Jr., and each one of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, in his or her name, place and stead and on his or her behalf, and in any and all capacities, to sign any and all amendments (including post-effective amendments) and exhibits to this Registration Statement, and any other registration statement for the same offering pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing which said attorney-in-fact and agent may deem necessary or advisable to be done or performed in connection with any or all of the above-described matters, as fully as each of the undersigned could do if personally present and acting, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates set forth below.

Signature		Title	Date

By:	Robert R. Franklin, Jr.	Chairman, President and Chief Executive Officer (Principal Executive Officer)	, 2017
By:	Robert T. Pigott, Jr.	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2017
By:	Michael A. Havard	Director	, 2017
By:	Tommy W. Lott	Director	, 2017

Signature		Title	Date

By:	Glen W. Morgan	Director	, 2017
By:	J. Pat Parsons	Vice Chairman	, 2017
By:	Joe E. Penland, Sr.	Director	, 2017
By:	Wayne A. Reaud	Director	, 2017
By:	Joseph B. Swinbank	Director	, 2017
By:	Sheila G. Umphrey	Director	, 2017
By:	John E. Williams, Jr.	Director	, 2017
By:	William E. Wilson, Jr.	Director	, 2017

EXHIBIT INDEX

NUMBER		DESCRIPTION
1.1		Underwriting Agreement*

3.1		Amended and Restated Certificate of Formation*

3.2		Amended and Restated Bylaws*

4.1		Form of Common Stock Certificate*

4.2		Certain Instruments defining the rights of holders of long-term debt securities of the registrant and its subsidiaries are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The registrant hereby undertakes to furnish to the SEC, upon request, copies of any such instruments.*

5.1		Opinion of Norton Rose Fulbright US LLP*

10.1		Loan Agreement between CBFH, Inc., as borrower, and Frost Bank, as lender, dated as of February 1, 2015*

10.2		Promissory Note between CBFH, Inc., as borrower, and Frost Bank, as lender, dated February 1, 2015*

10.3		Pledge and Security Agreement between CBFH, Inc., as borrower, and Frost Bank, as lender, dated February 1, 2015*

10.4	†	Employment Agreement between CBFH, Inc. and Robert R. Franklin, Jr., dated March 6, 2013*

10.5	†	Employment Agreement between CBFH, Inc. and Robert T. Pigott, dated March 6, 2013*

10.6	†	Employment Agreement between CBFH, Inc. and J. Pat Parsons, dated May 21, 2008*

10.7	†	Amendment to Employment Agreement between CBFH, Inc. and J. Pat Parsons, dated December 31, 2008*

10.8	†	Amendment to Employment Agreement between CBFH, Inc. and J. Pat Parsons, dated March 6, 2013*

10.9	†	Form of CBTX, Inc. 2017 Omnibus Incentive Plan*

10.10	†	Form of Restricted Stock Award Agreement under the CBTX, Inc. 2017 Omnibus Incentive Plan*

10.11	†	Form of Restricted Stock Unit Award Agreement under the CBTX, Inc. 2017 Omnibus Incentive Plan*

10.12	†	Form of Stock Option Award Agreement under the CBTX, Inc. 2017 Omnibus Incentive Plan*

10.13	†	Form of Stock Appreciation Right Award Agreement under the CBTX, Inc. 2017 Omnibus Incentive Plan*

10.14	†	VB Texas, Inc. 2006 Stock Option Plan*

10.15	†	CBTX, Inc. 2014 Stock Option Plan*

10.16	†	Form of Stock Option Award Agreement and Notice of Stock Option Award under the CBTX, Inc. 2014 Stock Option Plan*

10.18	†	Executive Deferred Compensation Agreement between CommunityBank of Texas, NA and J. Pat Parsons, dated December 30, 2011*

NUMBER		DESCRIPTION
10.19	†	Acknowledgment Agreement between CommunityBank of Texas, NA and J. Pat Parsons, effective as of January 1, 2015*

10.20		Form of Indemnification Agreement between CBTX, Inc. and its directors and certain officers*

21.1		Subsidiaries of CBTX, Inc.*

23.1		Consent of Norton Rose Fulbright US LLP (contained in Exhibit 5.1)*

23.2		Consent of Grant Thornton LLP*

24.1		Powers of attorney (included on signature page to the Registration Statement)*

*
To be filed by amendment.

†
Indicates a management contract or compensatory plan.